UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the Month of September 2023

Commission File Number 001-13372

KOREA ELECTRIC POWER CORPORATION

(Translation of registrant’s name into English)

55 Jeollyeok-ro, Naju-si, Jeollanam-do, 58322, Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

    Form 20-F  ☒             Form 40-F  ☐

QUARTERLY BUSINESS REPORT

(For the period from January 1, 2023 to June 30, 2023)

THIS IS A SUMMARY IN ENGLISH OF THE QUARTERLY BUSINESS REPORT ORIGINALLY PREPARED IN KOREAN AND IS IN SUCH FORM AS REQUIRED BY THE FINANCIAL SERVICES COMMISSION OF KOREA.

IN THE TRANSLATION PROCESS, SOME PARTS OF THE REPORT WERE REFORMATTED, REARRANGED OR SUMMARIZED FOR THE CONVENIENCE OF READERS. NON-MATERIAL OR PREVIOUSLY DISCLOSED INFORMATION IS OMITTED OR ABRIDGED.

UNLESS EXPRESSLY STATED OTHERWISE, ALL INFORMATION CONTAINED HEREIN IS PRESENTED ON A CONSOLIDATED BASIS IN ACCORDANCE WITH INTERNATIONAL FINANCIAL REPORTING STANDARDS ADOPTED FOR USE IN KOREA, OR K-IFRS, WHICH DIFFER IN CERTAIN RESPECTS FROM GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CERTAIN OTHER COUNTRIES, INCLUDING THE UNITED STATES. WE HAVE MADE NO ATTEMPT TO IDENTIFY OR QUANTIFY THE IMPACT OF THESE DIFFERENCES.

I.	Company Overview

1.	Name of the company: Korea Electric Power Corporation (“KEPCO”)

2.	Information of the company

(Address) 55 Jeollyeok-ro, Naju-si, Jeollanam-do, 58322, Korea

(Phone number) 82-61-345-4213

(Website) http://www.kepco.co.kr

3.	Major businesses

KEPCO, as the parent company, is engaged in the following activities:

•	development of electric power resources;

•	generation, transmission, transformation and distribution of electricity and other related activities;

•	research and development of technology related to the businesses mentioned above;

•	overseas business related to the businesses mentioned above;

•	investment or contributions related to the businesses mentioned above;

•	development and operation of certain real estate holdings; and

•	other businesses entrusted by the government.

Businesses operated by KEPCO’s major subsidiaries are as follows: nuclear power generation by Korea Hydro & Nuclear Power (KHNP), thermal power generation by Korea South-East Power (KOSEP), Korea Midland Power (KOMIPO), Korea Western Power (KOWEPO), Korea Southern Power (KOSPO) and Korea East-West Power (EWP), other businesses including engineering service by KEPCO Engineering & Construction (KEPCO E&C), maintenance and repair of power plants by KEPCO Plant Service & Engineering (KEPCO KPS), ICT service by KEPCO KDN, nuclear fuel processing by KEPCO Nuclear Fuel (KEPCO NF), other overseas businesses and investments related to the businesses mentioned above.

4.	Consolidated subsidiaries

	(As of June 30, 2023)

Listed	Unlisted	Total
2	159	161

5.	Major changes in management

A.

On February 27, 2023, Mr. Lee, Jung-Bok and Mr. Lee, Jun-Ho were appointed as standing directors for a term of two years in replacement of Mr. Lee, Heyn-Bin and Mr. Lee, Jong-Hwan whose term of office expired.

B.

On March 7, 2023, Mr. Jun, Young-Sang was appointed as a Comptroller & Auditor General and member of the Audit Committee for a term of two years in replacement of Mr. Choi, Young-Ho whose term of office expired.

C.	On May 1, 2023, Mr. Kim, Jun-Ki and Mr. Park, Chung-Kun were appointed as non-standing directors in replacement of Mr. Seong, Si-Heon and Ms. Bang, Su-Ran whose term of office expired.

D.

On May 19, 2023, Mr. Cheong, Seung-Il, President & Chief Executive Officer and standing director, resigned from all his positions. Pursuant to KEPCO’s Articles of Incorporation, Mr. Lee, Jung-Bok, a standing director of KEPCO, will serve as the interim President & Chief Executive Officer.

E.	On August 30, 2023, Mr. Han, Jin-hyun was appointed as a non-standing director in replacement of Mr. Park, Jong-Bae whose term of office expired.

6.	Changes in major shareholders

There is no change in major shareholders in the last 5 years.

7.	Information regarding KEPCO shares

A.	Issued share capital: Won 3.2 trillion (Authorized capital: Won 6 trillion)

B.	Total number of issued shares: 641,964,077

(Total number of shares authorized to for issuance: 1,200,000,000)

C.	Dividends: KEPCO did not pay any dividend for fiscal year 2022.

II.	Business Overview

1.	Consolidated financial results by segment for a six-month period ended June 30, 2022 and 2023

	(In billions of Won)

	January to June 2022		January to June 2023
	Sales	Operating profit	Sales	Operating profit
Electricity sales	30,871	-15,005	40,000	-7,226
Nuclear generation	5,030	588	4,087	-1,056
Thermal generation	17,847	-35	18,421	-181
Plant maintenance & engineering service	1,342	81	1,441	166
Others(1)	1,199	141	1,165	58
Subtotal	56,289	-14,230	65,114	-8,239
Adjustment for related- party transactions	-24,297	-74	-23,897	-211

Total	31,992	-14,303	41,217	-8,450

Note:

(1)	Others relate to business areas including overseas businesses, etc..

2.	Changes in unit prices of major products for a six-month period ended June 30, 2022 and 2023

				(In Won per kWh)

Business sector		Company	January to June 2022	January to June 2023
Electricity sold	Residential		114.80	144.63
	Commercial		128.95	162.40
	Educational		101.34	130.98
	Industrial	KEPCO	107.91	146.79
	Agricultural		50.85	73.79
	Street lighting		118.99	149.63
	Overnight usage		69.48	98.52
Electricity from nuclear generation	Nuclear Generation	KHNP	57.81	46.93

Electricity from thermal generation	Thermal generation	KOSEP	157.60	156.09
		KOMIPO	163.55	183.79
		KOWEPO	155.57	185.72
		KOSPO	170.41	194.37
		EWP	167.64	184.28

3.	Power purchase from generation subsidiaries for a six-month period ended June 30, 2023

Company	Volume (GWh)	Expense (In billions of Won)
KHNP	84,841	3,991
KOSEP	19,079	2,902
KOMIPO	20,773	3,739
KOWEPO	18,078	3,348
KOSPO	19,944	3,874
EWP	16,686	2,972
Others	95,855	20,060

Total	275,256	40,885

4.	Intellectual property as of June 30, 2023

	Patents	Utility models	Designs	Trademarks	Total
KEPCO	3,223	17	124	63	3,427
Generation subsidiaries	3,645	68	89	256	4,058

Total	6,868	85	213	319	7,485

III.	Financial Information

1.	Condensed consolidated financial results as of and for a six-month period June 30, 2022 and 2023

					(In billions of Won)
Consolidated statements of comprehensive income				Consolidated statements of financial position
	January to June 2022	January to June 2023	Change		December 31, 2022	June 30, 2023	Change
Sales	31,992	41,217	9,225	Total assets	234,805	236,423	1,618
Operating profit (loss)	-14,303	-8,450	5,853	Total liabilities	192,805	201,350	8,545
Net income (loss)	-10,762	-6,816	3,946	Total equity	42,000	35,073	-6,927

2.	Condensed separate financial results as of and for a six-month period June 30, 2022 and 2023

						(In billions of Won)
Separate statements of comprehensive income				Separate statements of financial position
	January to June 2022	January to June 2023	Change		December 31, 2022	June 30, 2023	Change
Sales	30,871	40,000	9,129	Total assets	131,024	131,603	579
Operating profit (loss)	-15,005	-7,226	7,779	Total liabilities	108,963	115,692	6,729
Net income (loss)	-10,811	-6,075	4,736	Total equity	22,061	15,911	-6,150

IV.	Board of Directors (KEPCO Only)

1. The board of directors is required to consist of not more than 15 directors including the president. Under our Articles of Incorporation, there may not be more than seven standing directors including the president, and more than eight non-standing directors. The number of non-standing directors must exceed the number of standing directors, including our president.

*

Subcommittees under the board of directors: The Audit Committee consists of one standing director and two non-standing directors. All such members of the audit committee are independent within the meaning of the Korea Exchange listing standards, the regulations promulgated under the Korean Commercial Act and the New York Stock Exchange listing standards. The ESG Committee consists of three non-standing directors.

2. Board meetings and agenda for a six-month period ended June 30, 2023

		Classification
Number of meetings	Number of agendas	Resolutions	Reports
9	28	23	5

*	The audit committee held 6 meetings with 28 agenda (of which, 15 were approved as proposed and 13 were accepted as reported).

3. Major activities of the Board of Directors for a six-month period ended June 30, 2023

Date	Agenda	Results	Type
January 19, 2023	Approval of forming Director Nomination Committee and evaluation standards for the candidates of a non-standing director	Approved as proposed	Resolution
	Approval of the safety management plan of 2023	Approved as proposed	Resolution
February 10, 2023	Approval to call for the extraordinary general meeting of shareholders for the fiscal year 2023	Approved as proposed	Resolution
February 24, 2023	Approval of amendment to the Rules on Employment	Approved as proposed	Resolution
	Approval of the maximum aggregate amount of remuneration for directors in 2023	Approved as proposed	Resolution
	Approval to call for the annual general meeting of shareholders for the fiscal year 2022	Accepted as proposed	Resolution
	Approval of consolidated and separate financial statements for the fiscal year 2022	Accepted as proposed	Resolution
	Report on the results of collective agreement	Accepted as reported	Report
	Report on the annual management of commercial papers in 2022	Accepted as reported	Report
	Report on internal control over financial reporting for the fiscal year 2022	Accepted as reported	Report
	Report on the evaluation of internal control over financial reporting for the fiscal year 2022	Accepted as reported	Report
	Report on audit results for 2022	Accepted as reported	Report

March 24, 2023	Approval of establishment of research-based spin-off companies of KEPCO	Accepted as proposed	Resolution
	Approval of liquidation of the KEPCO-Uhde Inc.	Accepted as proposed	Resolution

April 21, 2023	Approval of forming Director Nomination Committee and evaluation standards for the candidates of a non-standing director	Accepted as proposed	Resolution
	Approval to close the shareholders’ registry for the extraordinary general meeting of shareholders	Accepted as proposed	Resolution
	Approval of amendments to the Regulation for Employee Remuneration and Welfare	Deferred	Resolution
	Approval of the 10th long-term plan for power transmission and substation facilities	Accepted as amended	Resolution
May 15, 2023	Approval of amendment to the Terms and Condition for Electricity Supply	Accepted as proposed	Resolution

June 2, 2023	Approval of forming Director Nomination Committee and evaluation standards for the candidates of the President & CEO	Accepted as proposed	Resolution
	Approval to call for the extraordinary general meeting of shareholders for the fiscal year 2023	Accepted as proposed	Resolution
June 23, 2023	Approval of appointment of a member of ESG Committee	Accepted as proposed	Resolution
	Approval of Agreement on Management Performance Assessment for the President & CEO	Accepted as proposed	Resolution
	Approval to close the shareholders’ registry for the extraordinary general meeting of shareholders	Accepted as proposed	Resolution
	Approval of amendment to the Terms and Condition for Electricity Supply and Rules for Operation	Accepted as proposed	Resolution
	Approval of contribution to the fund for mutually beneficial cooperation between large enterprises and small and medium enterprises in 2023	Accepted as proposed	Resolution
	Approval of the mid-to long-term financial management plan (2023-2027)	Accepted as proposed	Resolution

June 28, 2023	Approval of additional contribution to Korea Institute of Energy Technology in 2023	Accepted as proposed	Resolution

4. Attendance Status of Non-standing directors for a six-month period ended June 30, 2023

Date	Agenda	Park, Jong- Bae	Bang, Su- Ran	Park, Hyo- Sung	Lee, Kee- Man	Lee, Kye- Sung	Kim, Jae- Shin	Kim, Jong -Woon	Kim, Jun- Ki	Park, Chung- Kun
January 19, 2023	Approval of forming Director Nomination Committee and evaluation standards for the candidates of a non-standing director	For	For	For	For	For	For	Absent	Before Appointment	Before Appointment
	Approval of the safety management plan of 2023	For	For	For	For	For	For	Absent

February 10, 2023	Approval to call for the extraordinary general meeting of shareholders for the fiscal year 2023	For	For	For	For	For	For	For	Before Appointment	Before Appointment

February 24, 2023	Approval of amendment to the Rules on Employment	For	For	For	For	For	For	For
	Approval of the maximum aggregate amount of remuneration for directors in 2023	For	For	For	For	For	For	For
	Approval to call for the annual general meeting of shareholders for the fiscal year 2022	For	For	For	For	For	For	For
	Approval of consolidated and separate financial statements for the fiscal year 2022	For	For	For	For	For	For	For	Before Appointment	Before Appointment
	Report on the results of collective agreement	Agenda for Report
	Report on the annual management of commercial papers in 2022	Agenda for Report
	Report on internal control over financial reporting for the fiscal year 2022	Agenda for Report
	Report on the evaluation of internal control over financial reporting for the fiscal year 2022	Agenda for Report
	Report on audit results for 2022	Agenda for Report

March 24, 2023	Approval of establishment of research-based spin-off companies of KEPCO	For	For	For	For	For	For	For	Before Appointment	Before Appointment
	Approval of liquidation of the KEPCO-Uhde Inc.	For	For	For	For	For	For	For

April 21, 2023	Approval of forming Director Nomination Committee and evaluation standards for the candidates of a non-standing director	For	For	For	For	For	For	For	Before Appointment	Before Appointment
	Approval to close the shareholders’ registry for the extraordinary general meeting of shareholders	For	For	For	For	For	For	For
	Approval of amendments to the Regulation for Employee Remuneration and Welfare	Deferred	Deferred	Deferred	Deferred	Deferred	Deferred	Deferred
	Approval of the 10th long-term plan for power transmission and substation facilities	For	For	For	For	For	For	For
May 15, 2023	Approval of amendment to the Terms and Condition for Electricity Supply	For	Retired	For	For	For	For	For	For	For

June 2, 2023	Approval of forming Director Nomination Committee and evaluation standards for the candidates of the President & CEO	For	Retired	For	For	For	For	For	For	For
	Approval to call for the extraordinary general meeting of shareholders for the fiscal year 2023	For		For	For	For	For	For	For	For

June 23, 2023	Approval of appointment of a member of ESG Committee	For	Retired	For	For	For	For	For	For	For
	Approval of Agreement on Management Performance Assessment for the President & CEO	For		For	For	For	For	For	For	For
	Approval to close the shareholders’ registry for the extraordinary general meeting of shareholders	For		For	For	For	For	For	For	For
	Approval of amendment to the Terms and Condition for Electricity Supply and Rules for Operation	For		For	For	For	For	For	For	For
	Approval of contribution to the fund for mutually beneficial cooperation between large enterprises and small and medium enterprises in 2023	For		For	For	For	For	For	For	For
	Approval of the mid-to long-term financial management plan (2023-2027)	For		For	For	For	For	For	For	For

June 28, 2023	Approval of additional contribution to Korea Institute of Energy Technology in 2023	For	Retired	For	For	For	For	For	For	For

Attendance Rate		100%	100%	100%	100%	100%	100%	88.9%	100%	100%

5. Attendance Status of Standing directors for a six-month period ended June 30, 2023

Date	Agenda	Cheong, Seung- Il	Choi, Young- Ho	Lee, Heyn- Bin	Lee, Jong- Hwan	Park, Heon- Gyu	Kim, Tae- Ok	Lee, Heung -Joo	Jun, Young- Sang	Lee, Jung- Bok	Lee, Jun- Ho	Seo, Geun- Bae
January 19, 2023	Approval of forming Director Nomination Committee and evaluation standards for the candidates of a non-standing director	For	For	For	For	For	For	For	Before Appointment	Before Appointment	Before Appointment	Before Appointment
	Approval of the safety management plan of 2023	For	For	For	For	For	For	For

February 10, 2023	Approval to call for the extraordinary general meeting of shareholders for the fiscal year 2023	For	Retired	For	For	For	For	For	Before Appointment	Before Appointment	Before Appointment	Before Appointment

February 24, 2023	Approval of amendment to the Rules on Employment	For		For	For	For	For	Absent	Before Appointment	Before Appointment	Before Appointment	Before Appointment
	Approval of the maximum aggregate amount of remuneration for directors in 2023	For		For	For	For	For	Absent
	Approval to call for the annual general meeting of shareholders for the fiscal year 2022	For		For	For	For	For	Absent
	Approval of consolidated and separate financial statements for the fiscal year 2022	For	Retired	For	For	For	For	Absent
	Report on the results of collective agreement	Agenda for Report		Agenda for Report
	Report on the annual management of commercial papers in 2022	Agenda for Report		Agenda for Report
	Report on internal control over financial reporting for the fiscal year 2022	Agenda for Report		Agenda for Report
	Report on the evaluation of internal control over financial reporting for the fiscal year 2022	Agenda for Report		Agenda for Report
	Report on audit results for 2022	Agenda for Report		Agenda for Report

March 24, 2023	Approval of establishment of research-based spin-off companies of KEPCO	For	Retired	Retired	Retired	Absent	For	For	For	For	For	Before Appointment
	Approval of liquidation of the KEPCO-Uhde Inc.	For				Absent	For	For	For	For	For

April 21, 2023	Approval of forming Director Nomination Committee and evaluation standards for the candidates of a non-standing director	For	Retired	Retired	Retired	For	For	For	For	For	For	Before Appointment
	Approval to close the shareholders’ registry for the extraordinary general meeting of shareholders	For				For	For	For	For	For	For
	Approval of amendments to the Regulation for Employee Remuneration and Welfare	Deferred				Deferred	Deferred	Deferred	Deferred	Deferred	Deferred
	Approval of the 10th long-term plan for power transmission and substation facilities	For				For	For	For	For	For	For

May 15, 2023	Approval of amendment to the Terms and Condition for Electricity Supply	For	Retired	Retired	Retired	For	For	For	For	For	For	Before Appointment

June 2, 2023	Approval of forming Director Nomination Committee and evaluation standards for the candidates of the President & CEO	Retired	Retired	Retired	Retired	For	For	For	For	For	For	Before Appointment
	Approval to call for the extraordinary general meeting of shareholders for the fiscal year 2023					For	For	For	For	For	For

June 23, 2023	Approval of appointment of a member of ESG Committee	Retired	Retired	Retired	Retired	For	For	Absent	For	For	For	Before Appointment
	Approval of Agreement on Management Performance Assessment for the President & CEO					For	For	Absent	For	For	For
	Approval to close the shareholders’ registry for the extraordinary general meeting of shareholders					For	For	Absent	For	For	For
	Approval of amendment to the Terms and Condition for Electricity Supply and Rules for Operation					For	For	Absent	For	For	For
	Approval of contribution to the fund for mutually beneficial cooperation between large enterprises and small and medium enterprises in 2023					For	For	Absent	For	For	For
	Approval of the mid-to long-term financial management plan (2023-2027)					For	For	Absent	For	For	For

June 28, 2023	Approval of additional contribution to Korea Institute of Energy Technology in 2023	Retired	Retired	Retired	Retired	Retired	For	For	For	For	For	For

Attendance Rate		100%	100%	100%	100%	87.5%	100%	77.8%	100%	100%	100%	100%

6. Major activities of the Audit Committee for a six-month period ended June 30, 2023

Date	Agenda	Results	Type
January 19, 2023	Approval of audit plans for 2023	Approved as proposed	Resolution
	Approval of amendments to Internal Audit Regulations and Guidelines for Legal Support on Auditors	Approved as proposed	Resolution
	Approval of appointment of independent auditors of subsidiaries	Approved as proposed	Resolution
	Prior approval for non-audit service for subsidiaries by the independent auditor	Approved as proposed	Resolution
	Report on audit education plans in 2023	Accepted as reported	Report
	Report on independence of independent auditors	Accepted as reported	Report

February 9, 2023	Approval of investigation result on the agenda for the extraordinary general meeting of shareholders	Approved as proposed	Resolution

February 24, 2023	Approval of amendments to the Guidelines for Preventing Conflict of Interests of KEPCO Executives and Employees	Approved as proposed	Resolution
	Approval of for the consolidated and separate financial statements and business report for the fiscal year 2022	Approved as proposed	Resolution
	Report on internal control over financial reporting for the fiscal year 2022	Accepted as reported	Report
	Report on the evaluation on internal control over financial reporting for the fiscal year 2022	Accepted as reported	Report
	Report on audit progress by independent auditors for fiscal year 2022	Accepted as reported	Report
	Report on audit results for 2022	Accepted as reported	Report

March 17, 2023	Approval of appointment of independent auditors of subsidiaries	Approved as proposed	Resolution
	Approval of investigation result on the agenda for the annual general meeting of shareholders	Approved as proposed	Resolution
	Approval of auditor’s report for the annual general meeting of shareholders	Approved as proposed	Resolution
	Report on audit results by the independent auditor for the fiscal year 2022	Accepted as reported	Report

April 21, 2023	Approval of amendments to the Internal Audit Guidelines	Approved as proposed	Resolution
	Prior approval of appointment of independent auditors of subsidiaries	Approved as proposed	Resolution
	Prior approval for non-audit for subsidiaries by the independent auditor	Approved as proposed	Resolution
	Report on the Form 20-F for the fiscal year 2022 to be filed with the U.S. Securities and Exchange Commission	Accepted as reported	Report
	Report on audit progress by independent auditor on the Form 20-F for the fiscal year 2022 to be filed with the U.S. Securities and Exchange Commission	Accepted as reported	Report
	Report on audit results for the first quarter of 2023	Accepted as reported	Report

June 23, 2023	Prior approval of appointment of independent auditors of subsidiaries	Approved as proposed	Resolution

	Approval of investigation result on the agenda for the extraordinary general meeting of shareholders	Approved as proposed	Resolution

	Independent auditor’s report on the audit plans for the fiscal year 2023	Accepted as reported	Report

	Auditor’s review report for the first quarter of 2023	Accepted as reported	Report

	Report on audit results for April and May of 2023	Accepted as reported	Report

*

The audit department, organized under the supervision of the Audit Committee, conducts internal audit over the entire company and takes administrative measures as appropriate in accordance with relevant internal regulations.

9. Attendance Status of the Audit Committee for a six-month period ended June 30, 2023

Date	Agenda	Kim, Jae-Shin	Park, Hyo-Sung	Choi, Young-Ho	Jun, Young-Sang
January 19, 2023	Approval of audit plans for 2023	Attended	Attended	Attended	Before Appointment
Approval of amendments to Internal Audit Regulations and Guidelines for Legal Support on auditors
Approval of appointment of independent auditors of subsidiaries
Prior approval for non-audit service for subsidiaries by the independent auditor
Report on audit education plans in 2023
Report on independence of independent auditors

February 9, 2023	Approval of investigation result on the agenda for the extraordinary general meeting of shareholders	Attended	Attended	Retired	Before Appointment

February 24, 2023	Approval of amendments to the Guidelines for Preventing Conflict of Interests of KEPCO Executives and Employees	Attended	Attended	Retired	Before Appointment
Approval of for the consolidated and separate financial statements and business report for the fiscal year 2022
Report on internal control over financial reporting for the fiscal year 2022
Report on the evaluation on internal control over financial reporting for the fiscal year 2022
Report on audit progress by independent auditors for fiscal year 2022
Report on audit results for 2022

March 17, 2023	Approval of appointment of independent auditors of subsidiaries	Attended	Attended	Retired	Attended
Approval of investigation result on the agenda for the annual general meeting of shareholders
Approval of auditor’s report for the annual general meeting of shareholders
Report on audit results by the independent auditor for the fiscal year 2022
April 21, 2023	Approval of amendments to the Internal Audit Guidelines	Attended	Attended	Retired	Attended
Prior approval of appointment of independent auditors of subsidiaries
Prior approval for non-audit for subsidiaries by the independent auditor
Report on the Form 20-F for the fiscal year 2022 to be filed with the U.S. Securities and Exchange Commission
Report on audit progress by independent auditor on the Form 20-F for the fiscal year 2022 to be filed with the U.S. Securities and Exchange Commission
Report on audit results for the first quarter of 2023
June 23, 2023	Prior approval of appointment of independent auditors of subsidiaries	Attended	Attended	Retired	Attended
Approval of investigation result on the agenda for the extraordinary general meeting of shareholders
Independent auditor’s report on the audit plans for the fiscal year 2023
Auditor’s review report for the first quarter of 2023
Report on audit results for April and May of 2023

Attendance Rate		100%	100%	100%	100%

*	Mr. Jun, Young-Sang was appointed as a Comptroller & Auditor General and member of the Audit Committee on March 7, 2023, in replacement of Mr. Choi, Young-Ho who retired on February 6, 2023.

V.	Shareholder’s Meetings

1.	Summary of shareholder’s meetings for a six-month period ended June 30, 2023

Type	Agenda	Results
Extraordinary General Meeting held on February 27, 2023	Election of two Standing Directors	Approved as proposed
	Election of a Standing Director as a Comptroller & Auditor General and Member of the Audit Committee	Approved as proposed
Annual General Meeting held on March 28, 2023	Approval of the consolidated and separate financial statements for the fiscal year 2022	Approved as proposed
	Approval of the maximum aggregate amount of remuneration for directors in 2023	Approved as proposed
Extraordinary General Meeting held on June 26, 2023	Election of a Standing Director	Approved as proposed

VI.	Shareholders

1.	List of shareholders as of June 30, 2023

		Number of shareholders	Shares owned	Percentage of total (%)
Government of the Republic of Korea		1	116,841,794	18.20
Korea Development Bank		1	211,235,264	32.90
Subtotal		2	328,077,058	51.10
National Pension Service		1	42,079,605	6.55
Public (Non-Koreans)	Common Shares	1,078	78,420,800	12.22
	American depositary shares (ADS)	1	10,715,768	1.67
Public (Koreans)		683,560	182,670,846	28.46

Total		684,642	641,964,077	100.00

•	Percentages are based on issued shares of common stock.

•	All of our shareholder have equal voting rights.

•	Citibank, N.A. is our depositary bank and each ADS represents one-half of one share of our common stock.

VII.	Directors and employees as of and for a six-month period ended June 30, 2023 (KEPCO Only)

1.	Directors

					(In thousands of Won)
Type		Number of directors	Total remuneration	Average remuneration per person	Remarks
Standing director		6	405,472	67,579	Excluding members of the Audit Committee
Non-standing director		6	90,000	15,000
Member of Audit Committee	Standing director	1	65,317	65,317	—
	Non-standing director	2	30,000	15,000	—

Total		15	590,789	39,386	—

2.	Employees

					(In thousands of Won)

Type	Number of employees			Average continuous service year	Total salaries	Average salaries per person
	Regular	Non-regular	Total
Male	17,949	93	18,042	14.9	802,841,343	44,426
Female	5,346	55	5,401	13.3	200,454,445	37,109

Total	23,295	148	23,443	14.5	1,003,295,787	42,742

VIII.	Other Information Necessary for the Protection of Investors

1.	Pending legal proceedings as of June 30, 2023

		(In billions of Won)

Type	Number of lawsuits	Amount claimed
Lawsuits where KEPCO and its subsidiaries are engaged as the defendants	678	973
Lawsuits where KEPCO and its subsidiaries are engaged as the plaintiffs	256	576

2.	Sanctions as of June 30, 2023

Prosecution Date	Subject		Sanctions	Relevant laws (charges)	Proceedings
	Position	Tenure
June 30, 2021	CEO of Korea Hydro & Nuclear Power Co., Ltd. (Former)	4yrs	Prosecution without detention	The Act on the Aggravated Punishment, etc. of specific economic crimes (Occupational breach of trust), The Criminal Act	In the progress in the district court

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

	By:	/s/ Park, WooGun
	Name:	Park, WooGun
	Title:	Vice President

Date: September 8, 2023

KOREA ELECTRIC POWER CORPORATION

AND ITS SUBSIDIARIES

Interim Consolidated Financial Statements

For the six-month periods ended June 30, 2023 and 2022

(With Independent Auditor’s Review Report Thereon)

Report on review of interim consolidated financial statements

(English Translation of a Report Originally Issued in Korean)

To the Shareholders and Board of Directors

Korea Electric Power Corporation:

We have reviewed the accompanying interim consolidated financial statements of Korea Electric Power Corporation (the “Company”) and its subsidiaries (collectively referred to as the “Group”), which comprise the interim consolidated statement of financial position as of June 30, 2023, and the related interim consolidated statements of comprehensive income (loss) for the three-month and six-month periods ended June 30, 2023 and 2022, interim consolidated statements of changes in equity and interim consolidated statements of cash flows for the six-month periods then ended, and material accounting policy information and other explanatory information.

Management’s responsibility for the interim consolidated financial statements

Management is responsible for the preparation and presentation of these interim consolidated financial statements in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (“KIFRS”) 1034 Interim Financial Reporting, and for such internal control as management determines is necessary to enable the preparation of interim financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s responsibility

Our responsibility is to express a conclusion on these interim consolidated financial statements based on our review. We conducted our review in accordance with the Review Standards for Quarterly and Semiannual Financial Statements established by the Securities and Futures Commission of the Republic of Korea. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Korean Standards on Auditing (“KSA”) and, consequently, does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying interim consolidated financial statements are not prepared, in all material respects, in accordance with KIFRS 1034 Interim Financial Reporting.

Other matter

We have audited the consolidated statement of financial position of the Group as of December 31, 2022, and the related consolidated statement of comprehensive income (loss), consolidated statement of changes in equity and consolidated statement of cash flows for the year then ended (not presented herein) in accordance with KSA, and our report dated March 13, 2023 expressed an unqualified opinion thereon. The accompanying consolidated statement of financial position as of December 31, 2022 presented for comparative purposes, is not different, in all material respects, from the above audited consolidated statement of financial position.

August 14, 2023

This review report is effective as of August 14, 2023, the independent auditor’s review report date. Accordingly, certain material subsequent events or circumstances may have occurred during the period from the independent auditor’s review report date to the time this review report is used. Such events and circumstances could significantly affect the accompanying interim consolidated financial statements and may result in modifications to this review report.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Interim Consolidated Statements of Financial Position

As of June 30, 2023 (Unaudited) and December 31, 2022

In millions of won	Note	June 30, 2023		December 31, 2022
Assets
Current assets
Cash and cash equivalents	5,6,7,44	~~W~~	2,850,902	3,234,780
Current financial assets, net	5,6,9,11,12,13,44,46		2,239,321	4,286,975
Trade and other receivables, net	5,8,20,24,44,45,46		9,954,271	10,461,822
Inventories, net	14		9,408,172	9,930,732
Income tax receivables			61,549	46,619
Current non-financial assets	15		1,649,661	1,744,869
Assets held-for-sale	16,41		44,748	44,748

Total current assets			26,208,624	29,750,545

Non-current assets
Non-current financial assets, net	5,6,9,10,11,12,13,44,46		3,516,372	3,336,835
Non-current trade and other receivables, net	5,8,20,44,45,46		2,258,603	2,153,080
Property, plant and equipment, net	18,24,27,48		179,531,506	177,865,308
Investment properties, net	19,27		176,301	208,286
Goodwill	16		125,525	100,093
Intangible assets other than goodwill, net	21,27,45		1,011,487	956,664
Investments in associates	4,17		6,271,953	5,844,464
Investments in joint ventures	4,17		3,486,439	3,147,584
Defined benefit assets, net	25		118,342	198,626
Deferred tax assets			13,461,557	10,934,375
Non-current non-financial assets	15		256,184	309,134

Total non-current assets			210,214,269	205,054,449

Total Assets	4	~~W~~	236,422,893	234,804,994

(Continued)

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Interim Consolidated Statements of Financial Position, Continued

As of June 30, 2023 (Unaudited) and December 31, 2022

In millions of won	Note	June 30, 2023		December 31, 2022
Liabilities
Current liabilities
Trade and other payables, net	5,22,24,44,46	~~W~~	9,542,446	11,983,549
Current financial liabilities, net	5,12,23,44,46		28,224,296	22,703,996
Income tax payables			188,683	429,604
Current non-financial liabilities	20,28,29		7,708,110	6,974,377
Current provisions	26,44		2,503,846	2,427,051

Total current liabilities			48,167,381	44,518,577

Non-current liabilities
Non-current trade and other payables, net	5,22,24,44,46		5,582,164	5,638,914
Non-current financial liabilities, net	5,12,23,44,46		103,511,445	98,334,120
Non-current non-financial liabilities	28,29		10,828,269	10,662,661
Employee benefits liabilities, net	25,44		942,674	828,721
Deferred tax liabilities			5,805,202	6,457,103
Non-current provisions	26,44		26,512,870	26,364,642

Total non-current liabilities			153,182,624	148,286,161

Total Liabilities	4	~~W~~	201,350,005	192,804,738

Equity
Contributed capital	1,30,44
Share capital		~~W~~	3,209,820	3,209,820
Share premium			843,758	843,758

			4,053,578	4,053,578

Retained earnings	31
Legal reserves			1,604,910	1,604,910
Voluntary reserves			2,812,312	27,782,969
Unappropriated retained earnings (undisposed deficit)			10,040,143	(7,956,579)

			14,457,365	21,431,300

Other components of equity	33
Other capital surplus			1,284,416	1,268,569
Accumulated other comprehensive income			632,873	496,976
Other equity			13,294,972	13,294,973

			15,212,261	15,060,518

Equity attributable to owners of the controlling company			33,723,204	40,545,396

Non-controlling interests	16,32		1,349,684	1,454,860

Total Equity		~~W~~	35,072,888	42,000,256

Total Liabilities and Equity		~~W~~	236,422,893	234,804,994

The accompanying notes are an integral part of the interim consolidated financial statements.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Interim Consolidated Statements of Comprehensive Income (Loss)

For the three and six-month periods ended June 30, 2023 and 2022 (Unaudited)

In millions of won, except per share information		June 30, 2023			June 30, 2022
	Note	Three-month period ended		Six-month period ended	Three-month period ended	Six-month period ended
Sales	4,34,44,46
Sales of goods	2	~~W~~	19,088,424	40,231,929	14,889,749	30,927,545
Sales of services			156,110	305,272	172,501	283,574
Sales of construction services	20		194,253	313,773	288,665	429,459
Revenue related to transfer of assets from customers	28		183,708	365,543	177,120	351,527

			19,622,495	41,216,517	15,528,035	31,992,105

Cost of sales	14,25,42,46
Cost of sales of goods			(20,808,106)	(47,596,281)	(20,856,601)	(44,186,239)
Cost of sales of services			(115,191)	(242,230)	(153,266)	(294,088)
Cost of sales of construction services			(245,766)	(410,546)	(265,121)	(397,499)

			(21,169,063)	(48,249,057)	(21,274,988)	(44,877,826)

Gross loss			(1,546,568)	(7,032,540)	(5,746,953)	(12,885,721)

Selling and administrative expenses	25,35,42,46		(725,830)	(1,417,417)	(769,395)	(1,417,549)

Operating loss	4		(2,272,398)	(8,449,957)	(6,516,348)	(14,303,270)

Other income	36		134,984	224,720	98,906	174,194

Other expenses	36		(108,389)	(129,459)	(41,562)	(90,805)

Other gains (losses), net	37		(10,326)	2,938	59,978	50,131

Finance income	5,12,38		320,873	982,958	977,101	1,258,707

Finance expenses	5,12,39		(1,263,898)	(2,926,585)	(1,664,484)	(2,588,018)

Profit (loss) related to associates, joint ventures and subsidiaries	4,16,17
Gain on valuation of investments in associates and joint ventures			237,155	510,612	321,036	712,717
Gain on disposal of investments in associates and joint ventures			7,505	16,978	394	4,931
Loss on valuation of investments in associates and joint ventures			—	(41,546)	(15,402)	(103,966)
Loss on disposal of investments in associates and joint ventures			—	—	(67)	(382)
Loss on impairment of investments in associates and joint ventures			(7)	(7)	—	—
Loss on disposal of investments in subsidiaries			(564)	(564)	(31,532)	(31,533)

		~~W~~	244,089	485,473	274,429	581,767

(Continued)

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Interim Consolidated Statements of Comprehensive Income (Loss), Continued

For the three and six-month periods ended June 30, 2023 and 2022 (Unaudited)

In millions of won, except per share information		June 30, 2023			June 30, 2022
	Note	Three-month period ended		Six-month period ended	Three-month period ended	Six-month period ended
Loss before income tax		~~W~~	(2,955,065)	(9,809,912)	(6,811,980)	(14,917,294)

Income tax benefit	40		1,050,714	2,994,328	1,976,160	4,155,550

Loss for the period			(1,904,351)	(6,815,584)	(4,835,820)	(10,761,744)

Other comprehensive income (loss), net of tax	5,12,25,31,33
Items that will not be reclassified subsequently to profit or loss:
Remeasurements of defined benefit liability	25,31	~~W~~	34,125	(136,523)	200,266	348,594
Share of other comprehensive income (loss) of associates and joint ventures	31		(4,818)	(794)	881	2,368
Net change in fair value of financial assets at fair value through other comprehensive income (loss)	33		(11,437)	(68,311)	(41,797)	(20,443)
Items that may be reclassified subsequently to profit or loss:
Net change in the unrealized fair value of derivatives using cash flow hedge accounting	5,12,33		(15,561)	(11,947)	27,298	(7,446)
Foreign currency translation of foreign operations	33		6,475	29,960	16,242	93,477
Share of other comprehensive income of associates and joint ventures	33		91,136	201,726	298,140	463,454

Other comprehensive income for the period			99,920	14,111	501,030	880,004

Total comprehensive loss for the period		~~W~~	(1,804,431)	(6,801,473)	(4,334,790)	(9,881,740)

Profit (loss) attributable to:
Owners of the controlling company	43	~~W~~	(1,902,784)	(6,849,287)	(4,837,193)	(10,790,049)
Non-controlling interests			(1,567)	33,703	1,373	28,305

		~~W~~	(1,904,351)	(6,815,584)	(4,835,820)	(10,761,744)

Total comprehensive income (loss) attributable to:
Owners of the controlling company		~~W~~	(1,812,007)	(6,838,038)	(4,364,493)	(9,954,640)
Non-controlling interests			7,576	36,565	29,703	72,900

		~~W~~	(1,804,431)	(6,801,473)	(4,334,790)	(9,881,740)

Loss per share (in won)	43
Basic and diluted loss per share		~~W~~	(2,964)	(10,669)	(7,535)	(16,808)

The accompanying notes are an integral part of the interim consolidated financial statements.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Interim Consolidated Statements of Changes in Equity

For the six-month periods ended June 30, 2023 and 2022 (Unaudited)

In millions of won	Equity attributable to owners of the controlling company					Non- controlling interests	Total equity
	Contributed capital		Retained earnings	Other components of equity	Subtotal
Balance as of January 1, 2022	~~W~~	4,053,578	45,258,244	14,468,450	63,780,272	1,546,434	65,326,706
Total comprehensive income (loss) for the period
Profit (loss) for the period		—	(10,790,049)	—	(10,790,049)	28,305	(10,761,744)
Items that will not be reclassified subsequently to profit or loss:
Remeasurement of defined benefit liability, net of tax		—	330,850	—	330,850	17,744	348,594
Share of other comprehensive income of associates and joint ventures, net of tax		—	2,368	—	2,368	—	2,368
Net change in fair value of financial assets at fair value through other comprehensive income, net of tax		—	—	(20,442)	(20,442)	(1)	(20,443)
Items that may be reclassified subsequently to profit or loss:
Net change in the unrealized fair value of derivatives using cash flow hedge accounting, net of tax		—	—	(10,757)	(10,757)	3,311	(7,446)
Foreign currency translation of foreign operations, net of tax		—	—	69,936	69,936	23,541	93,477
Share of other comprehensive income of associates and joint ventures, net of tax		—	—	463,454	463,454	—	463,454
Transactions with owners of the Group, recognized directly in equity
Dividends paid		—	—	—	—	(33,276)	(33,276)
Additional paid-in capital and others		—	154	1,048	1,202	26,294	27,496
Transactions between consolidated entities		—	—	(515)	(515)	(2,454)	(2,969)
Changes in consolidation scope		—	—	(551)	(551)	3,737	3,186
Dividends paid for hybrid bonds		—	—	—	—	(6,692)	(6,692)

Balance as of June 30, 2022	~~W~~	4,053,578	34,801,567	14,970,623	53,825,768	1,606,943	55,432,711

(Continued)

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Interim Consolidated Statements of Changes in Equity, Continued

For the six-month periods ended June 30, 2023 and 2022 (Unaudited)

In millions of won	Equity attributable to owners of the controlling company					Non- controlling interests	Total equity
	Contributed capital		Retained earnings	Other components of equity	Subtotal
Balance as of January 1, 2023	~~W~~	4,053,578	21,431,300	15,060,518	40,545,396	1,454,860	42,000,256
Total comprehensive income (loss) for the period
Profit (loss) for the period		—	(6,849,287)	—	(6,849,287)	33,703	(6,815,584)
Items that will not be reclassified subsequently to profit or loss:
Remeasurement of defined benefit liability, net of tax		—	(123,854)	—	(123,854)	(12,669)	(136,523)
Share of other comprehensive income of associates and joint ventures, net of tax		—	(794)	—	(794)	—	(794)
Net change in fair value of financial assets at fair value through other comprehensive income, net of tax		—	—	(68,309)	(68,309)	(2)	(68,311)
Items that may be reclassified subsequently to profit or loss:
Net change in the unrealized fair value of derivatives using cash flow hedge accounting, net of tax		—	—	(13,107)	(13,107)	1,160	(11,947)
Foreign currency translation of foreign operations, net of tax		—	—	15,587	15,587	14,373	29,960
Share of other comprehensive income of associates and joint ventures, net of tax		—	—	201,726	201,726	—	201,726
Transactions with owners of the Group, recognized directly in equity
Dividends paid		—	—	—	—	(39,854)	(39,854)
Additional paid-in capital and others		—	—	11	11	7,888	7,899
Transactions between consolidated entities		—	—	15,882	15,882	(106,232)	(90,350)
Changes in consolidation scope		—	—	(47)	(47)	384	337
Dividends paid for hybrid bonds		—	—	—	—	(3,927)	(3,927)

Balance as of June 30, 2023	~~W~~	4,053,578	14,457,365	15,212,261	33,723,204	1,349,684	35,072,888

The accompanying notes are an integral part of the interim consolidated financial statements.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Interim Consolidated Statements of Cash Flows

For the six-month periods ended June 30, 2023 and 2022 (Unaudited)

In millions of won	June 30, 2023		June 30, 2022
Cash flows from operating activities
Loss for the period	~~W~~	(6,815,584)	(10,761,744)

Adjustments to reconcile loss for the period to net cash provided by operating activities:
Income tax benefit		(2,994,328)	(4,155,550)
Depreciation		6,414,990	6,167,846
Amortization		84,336	77,632
Employee benefit expense		174,727	235,034
Bad debt expense		35,769	3,705
Interest expense		2,157,213	1,203,655
Loss on disposal of financial assets		—	907
Loss on disposal of property, plant and equipment		34,157	51,770
Loss on abandonment of property, plant and equipment		91,340	101,753
Loss on impairment of property, plant and equipment		6,167	—
Loss on impairment of intangible assets		283	14
Loss on disposal of intangible assets		70	39
Increase in provisions		952,616	838,592
Loss on foreign currency translation, net		573,510	1,108,939
Gain on valuation of financial assets at fair value through profit or loss		(16,822)	(2,334)
Loss on valuation of financial assets at fair value through profit or loss		2,004	13,838
Valuation and transaction gain on derivative instruments, net		(565,313)	(912,179)
Gain on valuation of investments in associates and joint ventures, net		(469,066)	(608,751)
Gain on disposal of financial assets		(6,569)	(1,107)
Gain on disposal of property, plant and equipment		(13,694)	(77,975)
Gain on disposal of intangible assets		—	(132)
Gain on disposal of investments in associates and joint ventures		(16,978)	(4,931)
Loss on disposal of investments in associates and joint ventures		—	382
Impairment loss of investments in associates and joint ventures		7	—
Loss on disposal of investments in subsidiaries		564	31,533
Interest income		(203,907)	(138,271)
Dividends income		(11,412)	(15,278)
Others, net		(12,752)	(5,326)

		6,216,912	3,913,805

Changes in working capital:
Trade receivables		286,826	477,547
Non-trade receivables		220,621	(124,887)
Accrued income		(87,542)	(154,515)
Other receivables		46,732	33,600
Other current assets		45,432	(733,491)
Inventories		155,555	(2,218,674)
Other non-current assets		42,073	20,133
Trade payables		(2,606,699)	607,098
Non-trade payables		(115,796)	47,001
Accrued expenses		217,340	215,154
Other current liabilities		681,666	372,139
Other non-current liabilities		68,523	289,523
Investments in associates and joint ventures (dividends received)		328,806	363,226
Provisions		(893,018)	(788,975)
Payments of employee benefit obligations		(210,170)	(97,038)
Plan assets		(1,477)	(70)

	~~W~~	(1,821,128)	(1,692,229)

(Continued)

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Interim Consolidated Statements of Cash Flows, Continued

For the six-month periods ended June 30, 2023 and 2022 (Unaudited)

In millions of won	June 30, 2023		June 30, 2022
Cash generated from operating activities	~~W~~	(2,419,800)	(8,540,168)
Dividends received		28,875	15,278
Interest paid		(2,131,394)	(1,051,434)
Interest received		143,606	88,640
Income taxes paid		(432,591)	(261,074)

Net cash flows used in operating activities		(4,811,304)	(9,748,758)

Cash flows from investing activities
Proceeds from disposals of investments in associates and joint ventures		1,438	34,385
Acquisition of investments in associates and joint ventures		(318,469)	(282,560)
Proceeds from disposals of property, plant and equipment		176,707	234,159
Acquisition of property, plant and equipment		(7,251,663)	(5,922,168)
Proceeds from disposals of intangible assets		20	61
Acquisition of intangible assets		(58,503)	(38,701)
Proceeds from disposals of financial assets		3,525,654	2,937,811
Acquisition of financial assets		(1,422,910)	(3,886,202)
Increase in loans		(43,105)	(297,298)
Collection of loans		49,660	45,736
Increase in deposits		(95,549)	(125,485)
Decrease in deposits		65,487	72,677
Disposal of held-for-sale assets		14,363	9,576
Receipt of government grants		22,907	29,128
Net cash outflow from changes in consolidation scope		(29,501)	(1,004)
Other cash outflow from investing activities, net		(114,725)	(95,441)

Net cash flows used in investing activities		(5,478,189)	(7,285,326)

Cash flows from financing activities
Proceeds from (Repayment of) short-term borrowings, net		(719,160)	1,897,911
Proceeds from long-term borrowings and debt securities		16,238,727	20,882,363
Repayment of long-term borrowings and debt securities		(5,283,161)	(5,119,736)
Payment of lease liabilities		(314,740)	(312,338)
Settlement of derivative instruments, net		98,692	149,360
Change in non-controlling interests		(89,225)	13,859
Dividends paid for hybrid bonds		(5,106)	(6,692)
Dividends paid		(39,854)	(33,276)
Other cash outflow from financing activities, net		(360)	(1,695)

Net cash flows provided by financing activities		9,885,813	17,469,756

Net increase (decrease) in cash and cash equivalents before effect of exchange rate fluctuations		(403,680)	435,672

Effect of exchange rate fluctuations on cash held		19,802	19,842

Net increase (decrease) in cash and cash equivalents		(383,878)	455,514

Cash and cash equivalents as of January 1, 2023		3,234,780	2,635,238

Cash and cash equivalents as of June 30, 2023	~~W~~	2,850,902	3,090,752

The accompanying notes are an integral part of the interim consolidated financial statements.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements

June 30, 2023 and 2022 (Unaudited)

1.	Reporting Entity (Description of the controlling company)

Korea Electric Power Corporation (“KEPCO”), the controlling company as defined in International Financial Reporting Standards as adopted by the Republic of Korea (“KIFRS”) 1110 Consolidated Financial Statements, was incorporated on January 1, 1982 in accordance with the Korea Electric Power Corporation Act (the “KEPCO Act”) to engage in the generation, transmission and distribution of electricity and development of electric power resources in the Republic of Korea. KEPCO’s stock was listed on the Korea Stock Exchange on August 10, 1989 and KEPCO listed its Depository Receipts (DR) on the New York Stock Exchange on October 27, 1994. KEPCO’s head office is located in Naju, Jeollanam-do.

As of June 30, 2023, KEPCO’s share capital amounts to ~~W~~3,209,820 million and KEPCO’s shareholders are as follows:

	Number of shares	Percentage of ownership
The Government of the Republic of Korea	116,841,794	18.20%
Korea Development Bank	211,235,264	32.90%
Other (*)	313,887,019	48.90%

	641,964,077	100.00%

(*)	The number of shares held by foreign shareholders are 89,214,065 shares(13.90%) as of May 8, 2023, the most recent closing date of shareholder list.

In accordance with the Restructuring Plan enacted on January 21, 1999 by the Ministry of Trade, Industry and Energy, KEPCO spun off its power generation divisions on April 2, 2001, resulting in the establishment of six power generation subsidiaries.

2.	Basis of Preparation

(1)	Statement of compliance

These interim consolidated financial statements have been prepared in accordance with KIFRS 1034 Interim Financial Reporting, enacted by the Act on External Audits of Stock Companies in the Republic of Korea. The accompanying interim consolidated financial statements have been translated into English from the Korean language financial statements. In the event of any differences in interpreting the financial statements or the independent auditor’s review report thereon, the Korean version, which is used for regulatory reporting purposes, shall prevail.

(2)	Basis of measurement

These consolidated financial statements have been prepared on the historical cost basis, except for the following material items in the consolidated statements of financial position:

•	financial assets at fair value through profit or loss

•	financial assets at fair value through other comprehensive income or loss

•	derivative financial instruments are measured at fair value

•	liabilities for defined benefit plans are recognized at the net of the total present value of defined benefit obligations less the fair value of plan assets

(3)	Functional and presentation currency

These consolidated financial statements are presented in Korean won (presented as “won” or “KRW”), which is also the functional currency of KEPCO and most of the significant operating subsidiaries.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

June 30, 2023 and 2022 (Unaudited)

2.	Basis of Preparation, Continued

(4)	Use of estimates and judgments

The preparation of the consolidated financial statements in conformity with KIFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

The followings are the key assumptions and other key sources of estimation uncertainty at the end of the reporting period, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year.

(i)	Useful lives of property, plant and equipment, and estimations on provision for decommissioning costs

The Group reviews the estimated useful lives of property, plant and equipment at the end of each annual reporting period. Management’s assumptions could affect the determination of estimated economic useful lives.

The Group records the fair value of estimated decommissioning costs as a liability in the period in which the Group incurs a legal obligation associated with the retirement of long-lived assets that result from acquisition, construction, development and/or normal use of the assets. The Group is required to record a liability for the dismantling (demolition) of nuclear power plants and disposal of spent fuel and low and intermediate radioactive wastes. The measurement of such liability is subject to change based on change in estimated cash flow, inflation rate, discount rate, and expected timing of decommissioning.

(ii)	Deferred tax

The Group recognizes deferred tax assets and liabilities based on the differences between the financial statement carrying amounts and the tax bases of assets and liabilities of each consolidated taxpaying entity. However, the amount of deferred tax assets may be different if the Group determines the estimated future taxable income is not sufficient to realize the deferred tax assets recognized.

(iii)	Valuations of financial instruments at fair values

The Group’s accounting policies and disclosures require the measurement of fair values, for both financial and non-financial assets and liabilities. The Group has established control framework with respect to the measurement of fair values. The valuation team regularly reviews significant unobservable inputs and valuation adjustments.

If third party information, such as broker quotes or pricing services, is used to measure fair values, then the valuation team assesses the evidence obtained from the third parties to support the conclusion that such valuations meet the requirements of KIFRS including the level in the fair value hierarchy in which such valuation techniques should be classified.

When measuring the fair value of an asset or a liability, the Group uses market observable data as far as possible. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows.

If the inputs used to measure the fair value of an asset or a liability might be categorized in different levels of the fair value hierarchy, then the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement. The Group recognizes transfers between levels of the fair value hierarchy at the end of the reporting period during which the change has occurred.

(iv)	Defined employee benefit liabilities

The Group offers its employees defined benefit plans. The cost of providing benefits is determined using the Projected Unit Credit Method, with actuarial valuations being carried out at the end of each reporting period. For actuarial valuations, certain inputs such as discount rates and future salary increases are estimated. Defined benefit plans contain significant uncertainties in estimations due to its long-term nature (refer to Note 25).

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

June 30, 2023 and 2022 (Unaudited)

2.	Basis of Preparation, Continued

(4)	Use of estimates and judgments, continued

(v)	Unbilled revenue

Electricity delivered but neither metered nor billed is estimated at the reporting date based on the volume of electricity delivered which can vary significantly as a result of customer usage patterns, customer mix, meter reading schedules, weather, and etc. Unbilled revenue recognized as of June 30, 2023 and 2022 are ~~W~~1,861,470 million and ~~W~~1,341,718 million, respectively.

(vi)	Construction contracts

The Group recognizes revenue over time using the cost-based input method which represents a faithful depiction of the Group’s progress towards complete satisfaction of providing the power plant construction, which has been identified as a single performance obligation. In applying the cost-based input method, it is necessary to use estimates and assumptions related to the Group’s efforts or inputs expected to be incurred. Costs incurred towards contract completion include costs associated with direct materials, labor, and other indirect costs related to contract performance. Judgment is required in estimating the costs expected to incur in completing the construction projects which involves estimating future materials, labor, contingencies and other related costs. Revenue is estimated based on the contractual amount; however, it can also be affected by uncertainties resulting from unexpected future events.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

June 30, 2023 and 2022 (Unaudited)

2.	Basis of Preparation, Continued

(5)	Changes in accounting policies

Changes in accounting standards effective from January 1, 2023 are as follows. The Group believes that these amendments have no significant impact on the Group’s interim consolidated financial statements. The Group has not early adopted any other standards, interpretations or amendments that has been issued but is not yet effective.

Amendments to KIFRS 1117 Insurance Contracts

The amendments provide a comprehensive new accounting standard for insurance contracts covering recognition and measurement, presentation and disclosure. KIFRS 1117 replaces KIFRS 1104 that was issued in 2005. KIFRS 1117 applies to all types of insurance contracts (i.e., life, non-life, direct insurance and re-insurance), regardless of the type of entities that issue them, as well as to certain guarantees and financial instruments with discretionary participation features. A few scope exceptions will apply. The overall objective of KIFRS 1117 is to provide an accounting model for insurance contracts that is more useful and consistent for insurers. In contrast to the requirements in KIFRS 1104, which are largely based on grandfathering previous local accounting policies, KIFRS 1117 provides a comprehensive model for insurance contracts, covering all relevant accounting aspects. KIFRS 1117 is based on a general model, supplemented by:

•	A specific adaptation for contracts with direct participation features (the variable fee approach)

•	A simplified approach (the premium allocation approach) mainly for short-duration contracts.

Amendments to KIFRS 1008 – Definition of Accounting Estimates

The amendments to KIFRS 1008 clarify the distinction between changes in accounting estimates, and changes in accounting policies and the correction of errors. They also clarify how entities use measurement techniques and inputs to develop accounting estimates.

Amendments to KIFRS 1001 – Disclosure of Accounting Policies

The amendments to KIFRS 1001 provide guidance and examples to help entities apply materiality judgements to accounting policy disclosures. The amendments aim to help entities provide accounting policy disclosures that are more useful by replacing the requirement for entities to disclose their ‘significant’ accounting policies with a requirement to disclose their ‘material’ accounting policies and adding guidance on how entities apply the concept of materiality in making decisions about accounting policy disclosures.

Amendments to KIFRS 1012 – Deferred Tax related to Assets and Liabilities arising from a Single Transaction

The amendments KIFRS 1012 Income Taxes narrow the scope of the initial recognition exception, so that it no longer applies to transactions that give rise to equal taxable and deductible temporary differences such as leases and decommissioning liabilities.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

June 30, 2023 and 2022 (Unaudited)

3.	Material Accounting Policies

The accounting policies applied by the Group in these interim consolidated financial statements are the same as those applied by the Group in its consolidated financial statements as of and for the year ended December 31, 2022, except for the changes described in Note 2.(5).

4.	Segment, Geographic and Other Information

(1)	Segment determination and explanation of the measurements

The Group’s operating segments are its business components that generate discrete financial information that is reported to and regularly reviewed by chief operating decision makers of the Group including but not limited to the Chief Executive Officer, for the purpose of resource allocation and assessment of segment performance. The Group’s reportable segments are ‘Transmission and distribution’, ‘Electric power generation (Nuclear)’, ‘Electric power generation (Non-nuclear)’, ‘Plant maintenance & engineering service’ and ‘Others’; others mainly represent the business Unit that manages the Group’s foreign operations.

Segment operating profit (loss) is determined the same way that consolidated operating profit is determined under KIFRS without any adjustment for corporate allocations. The accounting policies used by each segment are consistent with the accounting policies used in the preparation of the consolidated financial statements. Segment assets and liabilities are determined based on separate financial statements of the entities instead of on a consolidated basis. There are various transactions between the reportable segments, including sales of property, plant and equipment and so on, that are conducted on an arm’s-length basis at market prices that would be applicable to an independent third party. For subsidiaries which are in a different segment from that of its immediate parent company, their carrying amount in separate financial statements is eliminated in the consolidating adjustments in the tables below. In addition, consolidation adjustments in the table below include adjustments of the amount of investment in associates and joint ventures from the cost basis amount reflected in segment assets to that determined using equity method in the consolidated financial statements.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

June 30, 2023 and 2022 (Unaudited)

4.	Segment, Geographic and Other Information, Continued

(2)	Financial information of the segments for the three and six-month periods ended June 30, 2023 and 2022, respectively, are as follows:

In millions of won

June 30, 2023
Segment	Total segment revenue			Intersegment revenue		Revenue from external customers		Operating Profit (loss)		Depreciation and amortization		Interest income		Interest expense		Profit (loss) related associates, joint ventures and subsidiaries
	Three- month period ended		Six- month period ended	Three- month period ended	Six- month period ended	Three- month period ended	Six- month period ended	Three- month period ended	Six- month period ended	Three- month period ended	Six- month period ended	Three- month period ended	Six- month period ended	Three- month period ended	Six- month period ended	Three- month period ended	Six- month period ended
Transmission and distribution	~~W~~	19,089,564	39,999,973	438,589	909,026	18,650,975	39,090,947	(878,875)	(7,226,073)	1,063,035	2,119,094	20,699	46,543	700,511	1,341,641	137,551	269,263
Electric power generation (Nuclear)		1,764,005	4,087,480	1,733,267	4,031,027	30,738	56,453	(811,516)	(1,055,576)	1,094,125	2,205,110	14,322	27,299	172,001	343,940	13,724	8,341
Electric power generation (Non-nuclear)		7,347,746	18,420,658	6,659,610	16,852,216	688,136	1,568,442	(638,597)	(180,860)	1,044,627	2,072,033	12,296	26,217	184,490	365,511	92,607	209,129
Plant maintenance & engineering service		741,731	1,441,193	640,737	1,229,339	100,994	211,854	72,687	165,960	31,425	62,159	6,409	11,286	305	664	207	(1,260)
Others		538,087	1,164,203	386,435	875,382	151,652	288,821	33,839	57,266	49,178	110,332	57,671	114,609	63,847	132,736	—	—
Consolidation adjustments		(9,858,638)	(23,896,990)	(9,858,638)	(23,896,990)	—	—	(49,936)	(210,674)	(32,448)	(69,402)	(10,436)	(22,047)	(12,019)	(27,279)	—	—

	~~W~~	19,622,495	41,216,517	—	—	19,622,495	41,216,517	(2,272,398)	(8,449,957)	3,249,942	6,499,326	100,961	203,907	1,109,135	2,157,213	244,089	485,473

In millions of won

June 30, 2022
Segment	Total segment revenue			Intersegment revenue		Revenue from external customers		Operating Profit (loss)		Depreciation and amortization		Interest income		Interest expense		Profit (loss) related associates, joint ventures and subsidiaries
	Three- month period ended		Six- month period ended	Three- month period ended	Six- month period ended	Three- month period ended	Six- month period ended	Three- month period ended	Six- month period ended	Three- month period ended	Six- month period ended	Three- month period ended	Six- month period ended	Three- month period ended	Six- month period ended	Three- month period ended	Six- month period ended
Transmission and distribution	~~W~~	14,855,937	30,871,487	337,992	819,805	14,517,945	30,051,682	(5,842,698)	(15,005,063)	1,036,194	2,056,922	13,584	24,035	296,229	519,936	194,045	399,470
Electric power generation (Nuclear)		2,038,756	5,030,222	1,987,595	4,960,295	51,161	69,927	(62,767)	587,590	1,004,214	2,017,266	9,269	14,459	139,484	278,013	6,238	7,996
Electric power generation (Non-nuclear)		7,905,919	17,847,198	7,313,539	16,640,021	592,380	1,207,177	(753,167)	(34,641)	1,032,439	2,074,336	13,538	21,618	170,921	329,409	73,236	173,631
Plant maintenance & engineering service		719,002	1,342,240	604,369	1,137,209	114,633	205,031	49,155	81,406	30,924	61,431	3,325	6,159	341	684	910	670
Others		591,877	1,198,338	339,961	740,050	251,916	458,288	60,453	141,098	51,832	91,383	45,220	86,963	44,100	94,196	—	—
Consolidation adjustments		(10,583,456)	(24,297,380)	(10,583,456)	(24,297,380)	—	—	32,676	(73,660)	(33,140)	(55,860)	(7,934)	(14,963)	(11,331)	(18,583)	—	—

	~~W~~	15,528,035	31,992,105	—	—	15,528,035	31,992,105	(6,516,348)	(14,303,270)	3,122,463	6,245,478	77,002	138,271	639,744	1,203,655	274,429	581,767

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

June 30, 2023 and 2022 (Unaudited)

4.	Segment, Geographic and Other Information, Continued

(3)	Information related to segment assets and segment liabilities as of and for the six-month period ended June 30, 2023 and for the year ended December 31, 2022 are as follows:

In millions of won
June 30, 2023
Segment	Segment assets		Investments in associates and joint ventures	Acquisition of non-current assets	Segment liabilities
Transmission and distribution	~~W~~	131,602,771	5,952,753	3,791,689	115,691,990
Electric power generation (Nuclear)		69,793,001	153,723	1,721,279	44,566,129
Electric power generation (Non-nuclear)		64,407,140	3,597,033	1,642,565	37,504,613
Plant maintenance & engineering service		4,188,294	54,883	88,697	1,411,703
Others		13,177,129	—	298,333	5,882,535
Consolidation adjustments		(46,745,442)	—	(100,236)	(3,706,965)

	~~W~~	236,422,893	9,758,392	7,442,327	201,350,005

In millions of won
December 31, 2022
Segment	Segment assets		Investments in associates and joint ventures	Acquisition of non-current assets	Segment liabilities
Transmission and distribution	~~W~~	131,023,727	5,678,141	6,055,179	108,963,058
Electric power generation (Nuclear)		69,129,625	143,304	2,008,409	42,843,974
Electric power generation (Non-nuclear)		69,468,039	3,113,918	3,547,815	40,428,907
Plant maintenance & engineering service		4,051,157	56,685	200,338	1,272,408
Others		12,895,981	—	839,885	5,796,718
Consolidation adjustments		(51,763,535)	—	(38,633)	(6,500,327)

	~~W~~	234,804,994	8,992,048	12,612,993	192,804,738

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

June 30, 2023 and 2022 (Unaudited)

4.	Segment, Geographic and Other Information, Continued

(4)	Geographic information

Electricity sales, the main operations of the Group, are conducted in the Republic of Korea. The following information on revenue from external customers and non-current assets is determined by the location of the customers and of the assets:

In millions of won	Revenue from external customers					Non-current assets (*2)
	June 30, 2023			June 30, 2022		June 30, 2023	December 31, 2022
Geographical unit	Three- month period ended		Six- month period ended	Three- month period ended	Six- month period ended
Domestic	~~W~~	19,321,515	40,698,437	15,032,054	31,216,049	185,929,690	183,707,117
Overseas (*1)		300,980	518,080	495,981	776,056	4,929,705	4,724,416

	~~W~~	19,622,495	41,216,517	15,528,035	31,992,105	190,859,395	188,431,533

(*1)

Middle East and other Asian countries make up the majority of overseas revenue and non-current assets. Since the overseas revenue or non-current assets attributable to particular countries are not material, they are not disclosed individually.

(*2)	The amounts exclude financial assets, deferred tax assets and defined benefit assets.

(5)	Information on significant customers

There is no single customer who accounts for 10% or more of the Group’s revenue for the six-month periods ended June 30, 2023 and 2022.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

June 30, 2023 and 2022 (Unaudited)

5.	Classification of Financial Instruments

(1)	Classification of financial assets as of June 30, 2023 and December 31, 2022 are as follows:

In millions of won	June 30, 2023
	Financial assets at fair value through profit or loss		Financial assets at fair value through other comprehensive income	Financial assets at amortized cost	Derivative assets (applying hedge accounting)	Total
Current assets
Cash and cash equivalents	~~W~~	—	—	2,850,902	—	2,850,902
Current financial assets
Current financial assets at fair value through profit or loss		1,138,961	—	—	—	1,138,961
Current financial assets at amortized costs		—	—	18,452	—	18,452
Current derivative assets		219,718	—	—	172,362	392,080
Other financial assets		—	—	689,828	—	689,828
Trade and other receivables		—	—	9,954,271	—	9,954,271

		1,358,679	—	13,513,453	172,362	15,044,494

Non-current assets
Non-current financial assets
Non-current financial assets at fair value through profit or loss		519,947	—	—	—	519,947
Non-current financial assets at fair value through other comprehensive income		—	459,375	—	—	459,375
Non-current financial assets at amortized costs		—	—	10,271	—	10,271
Non-current derivative assets		673,157	—	—	225,289	898,446
Other financial assets		—	—	1,628,333	—	1,628,333
Trade and other receivables		—	—	2,258,603	—	2,258,603

		1,193,104	459,375	3,897,207	225,289	5,774,975

	~~W~~	2,551,783	459,375	17,410,660	397,651	20,819,469

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

June 30, 2023 and 2022 (Unaudited)

5.	Classification of Financial Instruments, Continued

(1)	Classification of financial assets as of June 30, 2023 and December 31, 2022 are as follows, continued:

In millions of won	December 31, 2022
	Financial assets at fair value through profit or loss		Financial assets at fair value through other comprehensive income	Financial assets at amortized cost	Derivative assets (applying hedge accounting)	Total
Current assets
Cash and cash equivalents	~~W~~	—	—	3,234,780	—	3,234,780
Current financial assets
Current financial assets at fair value through profit or loss		3,181,791	—	—	—	3,181,791
Current financial assets at amortized costs		—	—	16,762	—	16,762
Current derivative assets		154,730	—	—	134,873	289,603
Other financial assets		—	—	798,819	—	798,819
Trade and other receivables		—	—	10,461,822	—	10,461,822

		3,336,521	—	14,512,183	134,873	17,983,577

Non-current assets
Non-current financial assets
Non-current financial assets at fair value through profit or loss		527,717	—	—	—	527,717
Non-current financial assets at fair value through other comprehensive income		—	502,829	—	—	502,829
Non-current financial assets at amortized costs		—	—	10,236	—	10,236
Non-current derivative assets		538,342	—	—	190,079	728,421
Other financial assets		—	—	1,567,632	—	1,567,632
Trade and other receivables		—	—	2,153,080	—	2,153,080

		1,066,059	502,829	3,730,948	190,079	5,489,915

	~~W~~	4,402,580	502,829	18,243,131	324,952	23,473,492

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

June 30, 2023 and 2022 (Unaudited)

5.	Classification of Financial Instruments, Continued

(2)	Classification of financial liabilities as of June 30, 2023 and December 31, 2022 are as follows:

In millions of won	June 30, 2023
	Financial liabilities at fair value through profit or loss		Financial liabilities recognized at amortized cost	Derivative liabilities (applying hedge accounting)	Total
Current liabilities
Borrowings	~~W~~	—	13,797,149	—	13,797,149
Debt securities		—	14,400,805	—	14,400,805
Derivative liabilities		26,342	—	—	26,342
Trade and other payables		—	9,542,446	—	9,542,446

		26,342	37,740,400	—	37,766,742

Non-current liabilities
Borrowings		—	3,027,676	—	3,027,676
Debt securities		—	100,207,859	—	100,207,859
Derivative liabilities		268,799	—	7,112	275,911
Trade and other payables		—	5,582,164	—	5,582,164

		268,799	108,817,699	7,112	109,093,610

	~~W~~	295,141	146,558,099	7,112	146,860,352

In millions of won	December 31, 2022
	Financial liabilities at fair value through profit or loss		Financial liabilities recognized at amortized cost	Derivative liabilities (applying hedge accounting)	Total
Current liabilities
Borrowings	~~W~~	—	12,457,853	—	12,457,853
Debt securities		—	10,201,149	—	10,201,149
Derivative liabilities		44,994	—	—	44,994
Trade and other payables		—	11,983,549	—	11,983,549

		44,994	34,642,551	—	34,687,545

Non-current liabilities
Borrowings		—	2,962,323	—	2,962,323
Debt securities		—	94,984,040	—	94,984,040
Derivative liabilities		362,252	—	25,505	387,757
Trade and other payables		—	5,638,914	—	5,638,914

		362,252	103,585,277	25,505	103,973,034

	~~W~~	407,246	138,227,828	25,505	138,660,579

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

June 30, 2023 and 2022 (Unaudited)

5.	Classification of Financial Instruments, Continued

(3)	Classification of comprehensive income (loss) from financial instruments for the three and six-month periods ended June 30, 2023 and 2022 are as follows:

In millions of won		June 30, 2023			June 30, 2022
		Three- month period ended		Six- month period ended	Three- month period ended	Six- month period ended
Cash and cash equivalents	Interest income	~~W~~	18,023	41,073	7,689	14,433
	Gain on foreign currency transactions and translations		1,665	11,350	34,906	45,827
Financial assets at fair value through profit or loss	Interest income		15,517	30,770	15,386	19,623
	Dividends income		877	1,027	805	1,058
	Gain (Loss) on valuation of financial assets		(1,903)	14,818	(1,978)	(11,504)
	Gain (Loss) on disposal of financial assets		4,293	6,569	(506)	200
Financial assets at fair value through other comprehensive income	Dividends income		10,346	10,385	6,018	14,220
Financial assets at amortized cost	Interest income		835	1,100	390	645
	Gain (Loss) on foreign currency transactions and translations		(454)	(1,291)	3,524	3,225
Loans	Interest income		11,923	23,870	5,725	11,011
	Gain on foreign currency transactions and translations		52	261	479	673
Trade and other receivables	Interest income		44,708	83,559	40,482	80,000
	Gain (Loss) on foreign currency transactions and translations		(913)	21,185	61,988	59,290
Short-term financial instruments	Interest income		6,632	14,068	3,850	5,851
	Gain on foreign currency transactions and translations		—	—	—	3,513
Long-term financial instruments	Interest income		3,241	9,135	3,475	6,594
	Gain on foreign currency transactions and translations		—	1	1	2
Other financial assets	Interest income		82	332	5	114
Financial liabilities carried at amortized cost	Interest expense of borrowings and debt securities		913,174	1,760,002	470,334	870,260
	Loss on repayment of financial liabilities		—	—	—	(15)
	Interest expense of trade and other payables		64,791	92,284	51,547	98,375
	Interest expense of others		131,170	304,927	117,863	235,020
	Other finance income		702	1,384	118	319
	Other finance expenses		30	532	681	1,314
	Loss on foreign currency transactions and translations		(132,589)	(653,392)	(1,035,046)	(1,334,588)
Derivative assets (trading)	Gain on valuation of derivatives		101,699	317,199	418,475	447,841
	Gain on transaction of derivatives		18,281	43,673	21,134	36,624
Derivatives (applying hedge accounting)	Gain on valuation of derivatives (profit or loss)		24,482	176,834	269,683	359,894
	Gain (Loss) on valuation of derivatives (equity, before tax)		(30,616)	(23,865)	45,467	(26,626)
	Gain on transaction of derivatives		25,211	27,607	58,495	67,820

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

June 30, 2023 and 2022 (Unaudited)

6.	Restricted Deposits

Restricted deposits as of June 30, 2023 and December 31, 2022 are as follows:

In millions of won		June 30, 2023		December 31, 2022

Cash and cash equivalents	Escrow accounts	~~W~~	3,154	2,912
	Deposits for government project and others		27,957	30,586
	Collateral provided for borrowings		183,197	250,346
	Collateral provided for lawsuit		1,351	57
	Deposits for transmission regional support program		13,256	8,626
	Deposits for other business purposes		3,084	3,825
Short-term financial instruments	Restriction on withdrawal related to ‘win-win growth program’ for small and medium enterprises and others		92,500	101,500
	Collateral provided for borrowings		23,410	1,000
Non-current financial assets at fair value through profit or loss	Decommissioning costs of nuclear power plants		371,292	386,220
Long-term financial instruments	Escrow accounts		—	1,603
	Guarantee deposits for banking accounts at oversea branches		19	18
	Collateral provided for borrowings		28,245	21,745
	Decommissioning costs of nuclear power plants		545,000	497,609
Other non-current assets	Deposits for other business purposes		4,355	4,355

		~~W~~	1,296,820	1,310,402

7.	Cash and Cash Equivalents

Cash and cash equivalents as of June 30, 2023 and December 31, 2022 are as follows:

In millions of won	June 30, 2023		December 31, 2022
Cash	~~W~~	6,733	21,113
Other demand deposits		2,134,477	1,906,248
Short-term deposits classified as cash equivalents		549,155	1,063,290
Short-term investments classified as cash equivalents		160,537	244,129

	~~W~~	2,850,902	3,234,780

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

June 30, 2023 and 2022 (Unaudited)

8.	Trade and Other Receivables

(1)	Trade and other receivables as of June 30, 2023 and December 31, 2022 are as follows:

In millions of won	June 30, 2023
	Gross amount		Allowance for doubtful accounts	Present value discount	Book value
Current assets
Trade receivables	~~W~~	9,405,507	(207,993)	—	9,197,514
Other receivables		816,585	(55,737)	(4,091)	756,757

		10,222,092	(263,730)	(4,091)	9,954,271

Non-current assets
Trade receivables		214,587	(2,086)	—	212,501
Other receivables		2,129,951	(70,149)	(13,700)	2,046,102

		2,344,538	(72,235)	(13,700)	2,258,603

	~~W~~	12,566,630	(335,965)	(17,791)	12,212,874

In millions of won	December 31, 2022
	Gross amount		Allowance for doubtful accounts	Present value discount	Book value
Current assets
Trade receivables	~~W~~	9,700,880	(196,829)	—	9,504,051
Other receivables		1,004,528	(44,388)	(2,369)	957,771

		10,705,408	(241,217)	(2,369)	10,461,822

Non-current assets
Trade receivables		197,955	(2,171)	—	195,784
Other receivables		2,033,705	(65,065)	(11,344)	1,957,296

		2,231,660	(67,236)	(11,344)	2,153,080

	~~W~~	12,937,068	(308,453)	(13,713)	12,614,902

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

June 30, 2023 and 2022 (Unaudited)

8.	Trade and Other Receivables, Continued

(2)	Other receivables as of June 30, 2023 and December 31, 2022 are as follows:

In millions of won	June 30, 2023
	Gross amount		Allowance for doubtful accounts	Present value discount	Book value
Current assets
Non-trade receivables	~~W~~	209,504	(52,645)	(85)	156,774
Accrued income		103,922	—	—	103,922
Deposits		336,229	—	(4,006)	332,223
Finance lease receivables (*1)		70,986	(1,800)	—	69,186
Others		95,944	(1,292)	—	94,652

		816,585	(55,737)	(4,091)	756,757

Non-current assets
Non-trade receivables		217,171	(56,467)	(214)	160,490
Accrued income		2,757	—	—	2,757
Deposits		456,496	—	(13,486)	443,010
Finance lease receivables (*2)		1,188,926	(2,577)	—	1,186,349
Others		264,601	(11,105)	—	253,496

		2,129,951	(70,149)	(13,700)	2,046,102

	~~W~~	2,946,536	(125,886)	(17,791)	2,802,859

(*1)	Gross amount of finance lease receivables is the net lease investment by deducting unearned finance income of ~~W~~116,899 million.
(*2)	Gross amount of finance lease receivables is the net lease investment by deducting unearned finance income of ~~W~~1,011,710 million.

In millions of won	December 31, 2022
	Gross amount		Allowance for doubtful accounts	Present value discount	Book value
Current assets
Non-trade receivables	~~W~~	459,245	(41,293)	(21)	417,931
Accrued income		109,267	—	—	109,267
Deposits		289,580	—	(2,348)	287,232
Finance lease receivables (*1)		67,583	(1,802)	—	65,781
Others		78,853	(1,293)	—	77,560

		1,004,528	(44,388)	(2,369)	957,771

Non-current assets
Non-trade receivables		140,128	(52,696)	(182)	87,250
Accrued income		2,004	—	—	2,004
Deposits		459,861	—	(11,162)	448,699
Finance lease receivables (*2)		1,171,807	(2,703)	—	1,169,104
Others		259,905	(9,666)	—	250,239

		2,033,705	(65,065)	(11,344)	1,957,296

	~~W~~	3,038,233	(109,453)	(13,713)	2,915,067

(*1)	Gross amount of finance lease receivables is the net lease investment by deducting unearned finance income of ~~W~~114,347 million.
(*2)	Gross amount of finance lease receivables is the net lease investment by deducting unearned finance income of ~~W~~1,024,927 million.

(3)

Trade and other receivables are classified as financial assets at amortized cost and are measured using the effective interest rate method. No interest is accrued for trade receivables related to electricity for the duration between the billing date and the payment due dates. However once trade receivables are overdue, the Group imposes a monthly interest rate of 1.5% on the overdue trade receivables. The Group holds deposits of three months’ expected electricity usage for customers requesting temporary usage and customers with delinquent payments.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

June 30, 2023 and 2022 (Unaudited)

8.	Trade and Other Receivables, Continued

(4)	Aging analysis of trade receivables as of June 30, 2023 and December 31, 2022 are as follows:

In millions of won	June 30, 2023		December 31, 2022
Trade receivables: (not overdue)	~~W~~	9,226,701	9,509,775

Trade receivables: (impairment reviewed)		393,393	389,060

Less than 60 days		7,143	5,592
60 ~ 90 days		38,068	36,389
90 ~ 120 days		51,682	31,442
120 days ~ 1 year		101,810	99,655
Over 1 year		194,690	215,982

		9,620,094	9,898,835
Less: allowance for doubtful accounts		(210,079)	(199,000)

	~~W~~	9,410,015	9,699,835

At the end of each reporting period, the Group assesses whether the credit to trade receivables is impaired. The Group recognizes loss allowances for trade receivables individually when there is any objective evidence that other receivables are impaired and significant and classifies the trade receivables that are not individually assessed as the trade receivables subject to be assessed on a collective basis. Also, the Group recognizes loss allowances based on an ‘expected credit loss’ (ECL) model.

(5)	Changes in the allowance for doubtful accounts for the six-month period ended June 30, 2023 and for the year ended December 31, 2022 are as follows:

In millions of won	June 30, 2023			December 31, 2022
	Trade receivables		Other receivables	Trade receivables	Other receivables
Beginning balance	~~W~~	199,000	109,453	205,339	82,710
Bad debts expense		28,245	4,117	27,078	4,220
Write-off		(16,247)	(409)	(26,319)	(1,103)
Reversal		(1,060)	—	(3,444)	(37)
Others		141	12,725	(3,654)	23,663

Ending balance	~~W~~	210,079	125,886	199,000	109,453

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

June 30, 2023 and 2022 (Unaudited)

9.	Financial Assets at Fair Value through Profit or Loss

Financial assets at fair value through profit or loss as of June 30, 2023 and December 31, 2022 are as follows:

In millions of won	June 30, 2023			December 31, 2022
	Current		Non-current	Current	Non-current
Financial assets at fair value through profit or loss
Beneficiary Certificate	~~W~~	91,408	124,647	294	121,406
Cooperative		—	6,047	—	6,329
Others (*)		1,047,553	210,228	3,181,497	173,386

		1,138,961	340,922	3,181,791	301,121

Financial assets designated as at fair value through profit or loss
Debt with embedded derivatives		—	179,025	—	226,596

	~~W~~	1,138,961	519,947	3,181,791	527,717

(*)	‘Others’ include MMT which consist of government bond, RP, CP and others.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

June 30, 2023 and 2022 (Unaudited)

10.	Financial Assets at Fair Value through Other Comprehensive Income

(1)	Changes in financial assets at fair value through other comprehensive income for the six-month period ended June 30, 2023 and for the year ended December 31, 2022 are as follows:

In millions of won	June 30, 2023
	Beginning balance		Acquisition	Disposal	Valuation	Others	Ending balance
Equity securities
Listed	~~W~~	300,057	430	—	(49,200)	—	251,287
Unlisted		202,243	1,060	(31)	(162)	369	203,479

		502,300	1,490	(31)	(49,362)	369	454,766

Debt securities
Corporate bond		529	4,080	—	—	—	4,609

		502,829	5,570	(31)	(49,362)	369	459,375

Current financial assets at fair value through other comprehensive income	~~W~~	—	—	—	—	—	—
Non-current financial assets at fair value through other comprehensive income		502,829	5,570	(31)	(49,362)	369	459,375

In millions of won	December 31, 2022
	Beginning balance		Acquisition	Disposal	Valuation	Others	Ending balance
Equity securities
Listed	~~W~~	273,826	—	—	28,585	(2,354)	300,057
Unlisted		160,790	9,451	—	33,237	(1,235)	202,243

		434,616	9,451	—	61,822	(3,589)	502,300

Debt securities
Corporate bond		491	—	—	38	—	529

		435,107	9,451	—	61,860	(3,589)	502,829

Current financial assets at fair value through other comprehensive income	~~W~~	—	—	—	—	—	—
Non-current financial assets at fair value through other comprehensive income		435,107	9,451	—	61,860	(3,589)	502,829

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

June 30, 2023 and 2022 (Unaudited)

10.	Financial Assets at Fair Value through Other Comprehensive Income, Continued

(2)	Financial assets at fair value through other comprehensive income as of June 30, 2023 and December 31, 2022 are as follows:

In millions of won	June 30, 2023
	Shares	Ownership	Acquisition cost		Book value	Fair value
Listed
Korea District Heating Corp.	2,264,068	19.55%	~~W~~	173,201	59,545	59,545
KG Mobility Co., Ltd. (formerly, Ssangyong Motor Co., Ltd.)	12,205	0.01%		428	91	91
SM Korea Line Corp.	180	0.00%		1	—	—
Namkwang Engineering & Construction Co., Ltd.	121	0.00%		15	—	—
Bumyang Construction Co., Ltd.	35	0.00%		2	—	—
ELCOMTEC Co., Ltd.	32,875	0.04%		217	47	47
PAN Ocean Co., Ltd.	1,492	0.00%		14	8	8
STX Heavy Industries Co., Ltd.	68,874	0.24%		537	503	503
Codes Combine Co., Ltd.	291	0.00%		1	1	1
PT Adaro Energy Tbk.	480,000,000	1.50%		65,028	93,767	93,767
Denison Mines Corp.	58,284,000	6.97%		84,134	95,854	95,854
Fission Uranium Corp.	100,000	0.01%		41	60	60
SangSangin Industry Co., Ltd.	1,457	0.01%		38	4	4
Vitzrosys Co., Ltd.	399	0.00%		2	—	—
EMnI Co., Ltd.	628	0.00%		25	2	2
Vissem electronics, Co., Ltd.	301	0.00%		11	2	2
KC Industry Co., Ltd.	139	0.00%		6	—	—
Ihsung CNI Co., Ltd.	142,860	4.81%		1,500	1,399	1,399
Aone Alform Co., Ltd.	2,672	0.04%		19	4	4
BDI Co., Ltd. (*3)	6,390,478	32.53%		—	—	—

				325,220	251,287	251,287

Unlisted (*1)
Intellectual Discovery Co., Ltd.	200,000	6.00%		5,000	954	954
Smart Power Co., Ltd.	133,333	4.14%		200	200	200
Set Holding (*2)	1,100,220	2.50%		229,255	163,580	163,580
SGC Greenpower Co., Ltd.	580,000	5.00%		2,900	7,855	7,855
Le Soleil KHNP LLC	137,600	19.00%		1,376	1,376	1,376
Ihsung CNI Co., Ltd.	127,660	4.30%		1,500	2,017	2,017
H Robotics Co., Ltd.	903,601	8.05%		4,000	5,639	5,639
Good Tcells Co., Ltd.	11,364	0.34%		500	348	348
IPS Bio Co., Ltd.	1,975	3.13%		1,000	843	843
Nine B Co., Ltd.	5,000	4.96%		1,000	1,000	1,000
Orano Expansion	5,742,405	4.72%		—	—	—
Common Computer Co., Ltd.	3,856	1.87%		1,000	1,000	1,000
Fine Powerex Co., Ltd.	72,633	4.92%		1,500	1,500	1,500
Electric Contractors’ Financial Cooperative Co., Ltd.	—	—		38	38	38
Information&Communication Financial Cooperative Co., Ltd.	—	—		15	15	15
Agencore Co., Ltd.	104,350	5.67%		1,200	1,200	1,200
SamHong Machinery Co., Ltd.	476,192	8.98%		5,000	5,000	5,000
Aloha Factory Co., Ltd.	2,970	3.61%		1,000	1,000	1,000
Dailyshot Co., Ltd.	1,695	1.85%		1,001	1,001	1,001
Mediquitous Co., Ltd.	5,080	0.69%		1,250	1,250	1,250
Black Materials Co., Ltd.	37,038	8.31%		500	500	500
Jeongeup Green Power Co., Ltd.	56,000	8.84%		560	560	560
Hwan Young Steel Co., Ltd. and others (*4)	—	—		10,499	6,603	6,603

				270,294	203,479	203,479

Debt securities (*1)
Aron Flying Ship Co., Ltd	—	—		491	529	529
Ino Platech Co., Ltd.	—	—		1,080	1,080	1,080
Daebon Tech Co., Ltd.	—	—		3,000	3,000	3,000

				4,571	4,609	4,609

			~~W~~	600,085	459,375	459,375

(*1)	The Group used initial cost as their fair value because there was not enough information to determine fair value, and the range of the estimated fair value is wide.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

June 30, 2023 and 2022 (Unaudited)

10.	Financial Assets at Fair Value through Other Comprehensive Income, Continued

(2)	Financial assets at fair value through other comprehensive income as of June 30, 2023 and December 31, 2022 are as follows, continued:

(*2)

The Group has estimated the fair value of Set Holding by using the income approach and has recognized the difference between its fair value and book value as gain or loss on valuation of financial assets at FVOCI in other comprehensive income or loss during the six-month period ended June 30, 2023.

(*3)

During the six-month period ended June 30, 2023, shares were acquired through investment-equity conversion following the corporate rehabilitation procedure of BDI Co., Ltd. As the Group does not have significant influence until the corporate rehabilitation procedure is terminated, the Group classified the investment as financial assets at fair value through other comprehensive income.

(*4)	Equity securities, acquired through debt-for-equity swaps of electricity rate bonds and others, consist of 401 companies including Hwan Young Steel Co., Ltd.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

June 30, 2023 and 2022 (Unaudited)

10.	Financial Assets at Fair Value through Other Comprehensive Income, Continued

(2)	Financial assets at fair value through other comprehensive income as of June 30, 2023 and December 31, 2022 are as follows, continued:

In millions of won	December 31, 2022
	Shares	Ownership	Acquisition cost		Book value	Fair value
Listed
Korea District Heating Corp.	2,264,068	19.55%	~~W~~	173,201	64,526	64,526
KG Mobility Co., Ltd. (formerly, Ssangyong Motor Co., Ltd.)	12,205	0.03%		428	107	107
SM Korea Line Corp.	180	0.00%		1	—	—
Namkwang Engineering & Construction Co., Ltd.	121	0.00%		15	—	—
Bumyang Construction Co., Ltd.	35	0.00%		2	—	—
ELCOMTEC Co., Ltd.	32,875	0.04%		217	34	34
PAN Ocean Co., Ltd.	1,492	0.00%		14	9	9
STX Heavy Industries Co., Ltd.	7,419	0.03%		107	54	54
Codes Combine Co., Ltd.	291	0.00%		1	1	1
PT Adaro Energy Tbk.	480,000,000	1.50%		65,028	149,503	149,503
Denison Mines Corp.	58,284,000	7.09%		84,134	84,502	84,502
Fission Uranium Corp.	100,000	1.73%		41	75	75
SangSangin Industry Co., Ltd.	5,831	0.01%		38	3	3
Vitzrosys Co., Ltd.	399	0.00%		2	—	—
EMnI Co., Ltd.	628	0.00%		25	3	3
Vissem electronics, Co., Ltd.	229	0.00%		11	1	1
KC Industry Co., Ltd.	139	0.00%		6	—	—
Ihsung CNI Co., Ltd.	142,860	4.81%		1,500	1,229	1,229
Aone Alform Co., Ltd.	2,672	0.04%		19	10	10

				324,790	300,057	300,057

Unlisted (*1)
Intellectual Discovery Co., Ltd.	200,000	6.00%		5,000	954	954
Smart Power Co., Ltd.	133,333	4.14%		200	200	200
Set Holding (*2)	1,100,220	2.50%		229,255	163,580	163,580
SGC Greenpower Co., Ltd.	580,000	5.00%		2,900	7,856	7,856
Le Soleil KHNP LLC	137,600	19.00%		1,376	1,376	1,376
Ihsung CNI Co., Ltd.	127,660	4.30%		1,500	2,016	2,016
H Robotics Co., Ltd.	903,601	8.05%		4,000	5,638	5,638
Good Tcells Co., Ltd.	11,364	0.34%		500	347	347
IPS Bio Co., Ltd.	1,975	3.13%		1,000	843	843
Nine B Co., Ltd.	5,000	4.96%		1,000	1,000	1,000
Orano Expansion	5,742,405	4.72%		—	—	—
Common Computer Co., Ltd.	3,856	1.87%		1,000	1,000	1,000
Fine Powerex Co., Ltd.	72,633	4.92%		1,500	1,500	1,500
Electric Contractors’ Financial Cooperative Co., Ltd.	—	—		39	39	39
Information&Communication Financial Cooperative Co., Ltd.	—	—		15	15	15
Agencore Co., Ltd.	104,350	5.67%		1,200	1,200	1,200
SamHong Machinery Co., Ltd.	476,192	19.23%		5,000	5,000	5,000
Aloha Factory Co., Ltd.	2,970	3.61%		1,000	1,000	1,000
Dailyshot Co., Ltd.	339	1.85%		1,001	1,001	1,001
Mediquitous Co., Ltd.	5,080	0.69%		1,250	1,250	1,250
Hwan Young Steel Co., Ltd. and others (*3)	—	—		10,329	6,428	6,428

				269,065	202,243	202,243

Debt securities
Aron Flying Ship Co., Ltd. (*1)	—	—		500	529	529

			~~W~~	594,355	502,829	502,829

(*1)	The Group used initial cost as their fair value because there was not enough information to determine fair value, and the range of the estimated fair value is wide.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

June 30, 2023 and 2022 (Unaudited)

10.	Financial Assets at Fair Value through Other Comprehensive Income, Continued

(2)	Financial assets at fair value through other comprehensive income as of June 30, 2023 and December 31, 2022 are as follows, continued:

(*2)

The Group has estimated the fair value of Set Holding by using the approach and has recognized the difference between its fair value and book value as gain or loss on valuation of financial assets at FVOCI in other comprehensive income or loss during the year ended December 31, 2022.

(*3)	Equity securities, acquired through debt-for-equity swaps of electricity rate bonds and others, consist of 404 companies including Hwan Young Steel Co., Ltd.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

June 30, 2023 and 2022 (Unaudited)

11.	Financial Assets at Amortized Cost

Financial assets at amortized cost as of June 30, 2023 and December 31, 2022 are as follows:

In millions of won	June 30, 2023
	Financial assets at amortized cost		Book value
Government bonds	~~W~~	1,528	1,528
Others		27,195	27,195

	~~W~~	28,723	28,723

Current	~~W~~	18,452	18,452
Non-current		10,271	10,271

In millions of won	December 31, 2022
	Financial assets at amortized cost		Book value
Government bonds	~~W~~	1,920	1,920
Others		25,078	25,078

	~~W~~	26,998	26,998

Current	~~W~~	16,762	16,762
Non-current		10,236	10,236

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

June 30, 2023 and 2022 (Unaudited)

12.	Derivatives

(1)	Derivatives as of June 30, 2023 and December 31, 2022 are as follows:

In millions of won	June 30, 2023			December 31, 2022
	Current		Non-current	Current	Non-current
Derivative assets
Currency forward	~~W~~	11,905	23,018	648	17,432
Currency swap		359,726	694,013	236,470	589,300
Interest rate swap		20,449	140,420	52,485	81,188
Others (*3)		—	40,995	—	40,501

	~~W~~	392,080	898,446	289,603	728,421

Derivative liabilities
Currency forward	~~W~~	910	—	32,660	—
Currency swap		11,728	222,005	6,319	328,995
Interest rate swap		752	10,609	—	2,735
Others (*1,2,3)		12,952	43,297	6,015	56,027

	~~W~~	26,342	275,911	44,994	387,757

(*1)

The Group has an obligation to settle the convertible preferred stock to financial investors pursuant to the settlement contract with Samcheok Eco Materials Co., Ltd. and the fair value of the obligation is recorded in ‘Others’ (See note 46).

(*2)	The Group has granted stock option to Chester Solar IV SpA, a joint venture of the Group, and 4 other third party investors, and recognized its fair value as other derivative liabilities.
(*3)	The Group has an obligation to purchase the shares of Hyundai Green Power Co., Ltd., an associate of the Group from financial investors, and the fair value of the obligation is recorded in ‘Others’.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

June 30, 2023 and 2022 (Unaudited)

12.	Derivatives, Continued

(2)	Currency forward contracts which are not designated as hedging instruments as of June 30, 2023 are as follows:

In millions of won and thousands of foreign currencies except contract exchange rate information

Counterparty	Contract date	Maturity date	Contract amounts				Contract exchange rate (in won)
			Pay		Receive
Korea Development Bank	2023.05.30	2023.07.04	~~W~~	13,192	USD	10,000	~~W~~	1,319.20
Morgan Stanley	2023.05.31	2023.07.05		14,475	USD	11,000		1,315.90
Standard Chartered	2023.06.01	2023.07.06		13,179	USD	10,000		1,317.90
Mizuho Bank	2023.06.01	2023.07.07		13,177	USD	10,000		1,317.70
Shinhan Bank	2023.06.02	2023.07.10		13,102	USD	10,000		1,310.20
IBK	2023.06.02	2023.07.11		11,812	USD	9,000		1,310.30
JP Morgan	2023.06.05	2023.07.12		13,062	USD	10,000		1,306.20
Busan Bank	2023.06.05	2023.07.13		11,750	USD	9,000		1,305.50
Shinhan Bank	2023.06.07	2023.07.12		9,081	USD	7,000		1,297.40
Kookmin Bank	2023.06.09	2023.07.13		14,256	USD	11,000		1,296.00
Shinhan Bank	2023.06.09	2023.07.14		9,059	USD	7,000		1,294.10
Standard Chartered	2023.06.09	2023.07.17		12,283	USD	9,500		1,292.90
Mizuho Bank	2023.06.09	2023.07.18		12,938	USD	10,000		1,293.80
Morgan Stanley	2023.06.09	2023.07.19		9,059	USD	7,000		1,294.10
Nonghyup Bank	2023.06.16	2023.07.20		12,685	USD	10,000		1,268.50
Woori Bank	2023.06.16	2023.07.21		10,157	USD	8,000		1,269.60
JP Morgan	2023.06.16	2023.07.21		11,421	USD	9,000		1,269.00
Busan Bank	2023.06.20	2023.07.24		12,752	USD	10,000		1,275.20
Mizuho Bank	2023.06.20	2023.07.25		26,854	USD	21,000		1,278.80
Busan Bank	2023.05.11	2023.07.05		9,217	USD	7,000		1,316.65
Hana Bank	2023.05.17	2023.07.24		14,678	USD	11,000		1,334.34
Hana Bank	2023.05.17	2023.08.07		13,332	USD	10,000		1,333.18
MUFG	2023.05.18	2023.08.07		10,616	USD	8,000		1,327.05
JP Morgan	2023.05.25	2023.08.28		22,389	USD	17,000		1,317.00
JP Morgan	2023.05.25	2023.09.13		13,156	USD	10,000		1,315.60
MUFG	2023.05.30	2023.10.05		13,125	USD	10,000		1,312.50
SMBC	2023.05.30	2023.10.13		13,119	USD	10,000		1,311.85
JP Morgan	2023.06.12	2023.10.23		7,687	USD	6,000		1,281.10
Korea Development Bank	2023.06.12	2023.10.26		7,687	USD	6,000		1,281.10
Busan Bank	2023.06.12	2023.11.07		4,479	USD	3,500		1,279.75
Mizuho Bank	2023.06.12	2023.11.07		4,480	USD	3,500		1,279.90
SMBC	2023.06.16	2023.11.14		12,621	USD	10,000		1,262.10
Mizuho Bank	2023.06.16	2023.11.23		12,617	USD	10,000		1,261.70
Busan Bank	2023.06.16	2023.11.28		11,350	USD	9,000		1,261.15
MUFG	2023.06.19	2023.11.07		6,344	USD	5,000		1,268.85
Kookmin Bank	2023.06.19	2023.11.23		8,879	USD	7,000		1,268.45
MUFG	2023.06.29	2023.07.05		13,128	USD	10,000		1,312.84
Kookmin Bank	2023.06.29	2023.08.23		11,786	USD	9,000		1,309.59
Korea Development Bank	2023.06.29	2023.09.25		13,074	USD	10,000		1,307.35
Busan Bank	2023.06.29	2023.09.27		13,071	USD	10,000		1,307.05
Standard Chartered	2023.06.09	2023.07.12		6,467	USD	5,000		1,293.40
Standard Chartered	2023.06.19	2023.07.20		12,768	USD	10,000		1,276.80
Standard Chartered	2023.06.26	2023.07.06		13,044	USD	10,000		1,304.40
Mizuho Bank	2023.06.13	2023.07.13		6,354	USD	5,000		1,270.70
Mizuho Bank	2023.06.19	2023.07.18		12,764	USD	10,000		1,276.40
Mizuho Bank	2023.06.26	2023.07.11		13,021	USD	10,000		1,302.12
Mizuho Bank	2023.06.29	2023.07.05		13,170	USD	10,000		1,317.04
Woori Bank	2023.06.12	2023.07.13		6,444	USD	5,000		1,288.70
Woori Bank	2023.06.19	2023.07.20		12,759	USD	10,000		1,275.90
Woori Bank	2023.06.22	2023.07.18		12,886	USD	10,000		1,288.60

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

June 30, 2023 and 2022 (Unaudited)

12.	Derivatives, Continued

(2)	Currency forward contracts which are not designated as hedging instruments as of June 30, 2023 are as follows, continued:

In millions of won and thousands of foreign currencies except contract exchange rate information

Counterparty	Contract date	Maturity date	Contract amounts				Contract exchange rate (in won)
			Pay		Receive
Woori Bank	2023.06.27	2023.07.21	~~W~~	13,002	USD	10,000	~~W~~	1,300.20
Hana Bank	2023.06.07	2023.07.06		6,479	USD	5,000		1,295.82
Hana Bank	2023.06.15	2023.07.18		6,371	USD	5,000		1,274.20
Hana Bank	2023.06.20	2023.07.19		12,790	USD	10,000		1,278.96
Hana Bank	2023.06.27	2023.07.12		13,047	USD	10,000		1,304.66
JP Morgan	2023.06.09	2023.07.11		6,469	USD	5,000		1,293.88
JP Morgan	2023.06.15	2023.07.19		12,794	USD	10,000		1,279.40
JP Morgan	2023.06.21	2023.07.12		12,907	USD	10,000		1,290.65
JP Morgan	2023.06.27	2023.07.21		13,009	USD	10,000		1,300.90
JP Morgan	2023.06.30	2023.07.06		13,194	USD	10,000		1,319.35
SMBC	2023.06.13	2023.10.24		6,315	USD	5,000		1,263.00
HSBC	2023.06.09	2023.07.13		2,592	USD	2,000		1,296.10
HSBC	2020.10.19	2024.10.29		140,913	USD	125,000		1,127.30
MUFG	2023.06.02	2023.07.27		4,944	USD	3,779		1,308.40
HSBC	2023.06.09	2023.08.07		3,875	USD	3,000		1,291.72
HSBC	2023.06.09	2023.08.07		1,291	USD	1,000		1,291.22
HSBC	2023.06.09	2023.08.07		1,290	USD	1,000		1,290.22
HSBC	2023.06.12	2023.08.07		3,853	USD	3,000		1,284.20
Hana Bank	2023.06.13	2023.08.23		3,803	USD	3,000		1,267.70
Busan Bank	2023.06.22	2023.08.23		12,863	USD	10,000		1,286.27
Shinhan Bank	2023.06.22	2023.08.23		12,868	USD	10,000		1,286.80
Hana Bank	2023.06.26	2023.08.23		13,001	USD	10,000		1,300.10
Shinhan Bank	2023.06.26	2023.08.23		12,999	USD	10,000		1,299.90
Hana Bank	2023.06.27	2023.08.23		12,984	USD	10,000		1,298.44

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

June 30, 2023 and 2022 (Unaudited)

12.	Derivatives, Continued

(3)	Currency swap contracts which are not designated as hedging instruments as of June 30, 2023 are as follows:

In millions of won and thousands of foreign currencies except contract exchange rate information

Counterparty	Contract year	Contract amount				Contract interest rate		Contract exchange rate (in won, USD)
		Pay		Receive		Pay	Receive
Standard Chartered	2014~2029	~~W~~	102,470	USD	100,000	3.14%	3.57%	~~W~~	1,024.70
Societe Generale	2014~2024		105,017	USD	100,000	4.92%	5.13%		1,050.17
Hana Bank	2015~2024		107,970	USD	100,000	4.75%	5.13%		1,079.70
Credit Agricole	2015~2024		94,219	USD	86,920	4.85%	5.13%		1,083.97
Woori Bank	2019~2027		21,708	USD	19,417	5.04%	6.75%		1,118.00
Woori Bank	2019~2024		296,000	USD	250,000	1.21%	2.50%		1,184.00
Korea Development Bank	2019~2024		177,600	USD	150,000	1.24%	2.50%		1,184.00
Hana Bank	2019~2024		118,400	USD	100,000	1.24%	2.50%		1,184.00
Woori Bank	2020~2025		241,320	USD	200,000	0.54%	1.13%		1,206.60
Korea Development Bank	2020~2025		241,320	USD	200,000	0.54%	1.13%		1,206.60
Kookmin Bank	2020~2025		120,660	USD	100,000	0.54%	1.13%		1,206.60
Kookmin Bank	2020~2026		76,355	USD	70,445	5.83%	6.00%		1,083.90
Woori Bank	2021~2026		118,170	USD	100,000	1.11%	1.13%		1,181.70
Korea Development Bank	2021~2026		118,170	USD	100,000	1.11%	1.13%		1,181.70
Hana Bank	2021~2026		118,170	USD	100,000	1.11%	1.13%		1,181.70
Hana Bank	2022~2025		385,800	USD	300,000	3.11%	3.63%		1,286.00
Woori Bank	2022~2025		257,200	USD	200,000	3.12%	3.63%		1,286.00
JP Morgan	2022~2027		128,600	USD	100,000	3.56%	4.00%		1,286.00
Woori Bank	2022~2027		128,600	USD	100,000	3.56%	4.00%		1,286.00
Kookmin Bank	2022~2027		128,600	USD	100,000	3.56%	4.00%		1,286.00
Korea Development Bank	2022~2026		283,820	USD	200,000	4.67%	5.38%		1,419.10
Hana Bank	2022~2026		141,910	USD	100,000	4.68%	5.38%		1,419.10
JP Morgan	2022~2026		141,910	USD	100,000	4.69%	5.38%		1,419.10
Woori Bank	2022~2026		141,910	USD	100,000	4.69%	5.38%		1,419.10
Korea Development Bank	2022~2028		283,820	USD	200,000	5.12%	5.50%		1,419.10
Woori Bank	2022~2028		141,910	USD	100,000	5.13%	5.50%		1,419.10
Nomura	2015~2025		111,190	USD	100,000	2.60%	3.25%		1,111.90
Korea Development Bank	2015~2025		111,190	USD	100,000	2.62%	3.25%		1,111.90
Woori Bank	2015~2025		55,595	USD	50,000	2.62%	3.25%		1,111.90
Hana Bank	2015~2025		55,595	USD	50,000	2.62%	3.25%		1,111.90
Woori Bank	2017~2027		111,610	USD	100,000	2.25%	3.13%		1,116.10
Korea Development Bank	2017~2027		111,610	USD	100,000	2.31%	3.13%		1,116.10
Hana Bank	2017~2027		111,610	USD	100,000	2.31%	3.13%		1,116.10
Korea Development Bank	2018~2028		108,600	HKD	800,000	2.69%	3.35%		135.75
Shinhan Bank	2018~2028		115,387	HKD	850,000	2.66%	3.35%		135.75
Korea Development Bank	2018~2023		170,280	USD	150,000	2.15%	3.75%		1,135.20
Woori Bank	2018~2023		170,280	USD	150,000	2.18%	3.75%		1,135.20
Hana Bank	2018~2023		113,520	USD	100,000	2.17%	3.75%		1,135.20
Shinhan Bank	2018~2023		227,040	USD	200,000	2.17%	3.75%		1,135.20
Korea Citi Bank	2019~2024		239,956	CHF	200,000	1.44%	0.00%		1,199.78
Korea Development Bank	2019~2027		119,978	CHF	100,000	1.43%	0.05%		1,199.78
Woori Bank	2021~2026		222,800	USD	200,000	0.93%	1.25%		1,114.00
Shinhan Bank	2021~2026		111,400	USD	100,000	0.92%	1.25%		1,114.00
Korea Development Bank	2021~2026		111,400	USD	100,000	0.93%	1.25%		1,114.00
Nonghyup Bank	2021~2026		111,400	USD	100,000	0.93%	1.25%		1,114.00
Woori Bank	2022~2027		262,000	USD	200,000	3.62%	4.25%		1,310.00
Export-Import Bank of Korea	2022~2027		131,000	USD	100,000	3.63%	4.25%		1,310.00
Kookmin Bank	2022~2027		131,000	USD	100,000	3.62%	4.25%		1,310.00
Hana Bank	2022~2027		131,000	USD	100,000	3.61%	4.25%		1,310.00
Korea Development Bank	2022~2027		262,000	USD	200,000	3.63%	4.25%		1,310.00
Export-Import Bank of Korea	2022~2032		349,829	HKD	1,935,000	4.87%	5.16%		180.79
JP Morgan	2022~2032		75,194	HKD	415,000	5.00%	5.16%		181.19
Export-Import Bank of Korea	2023~2030		172,982	HKD	1,037,000	4.25%	4.51%		166.81
HSBC	2019~2024	USD	205,500	AUD	300,000	3M Libor + 0.78%	3M BBSW + 0.97%	USD	0.69

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

June 30, 2023 and 2022 (Unaudited)

12.	Derivatives, Continued

(4)	Currency swap contracts which are designated as hedging instruments as of June 30, 2023 are as follows:

In millions of won and thousands of foreign currencies except contract exchange rate information

Counterparty	Contract year	Contract amount				Contract interest rate		Contract exchange rate (in won)
		Pay		Receive		Pay	Receive
Kookmin Bank	2020~2025	~~W~~	118,780	USD	100,000	1.29%	2.13%	~~W~~	1,187.80
Shinhan Bank	2020~2025		118,780	USD	100,000	1.29%	2.13%		1,187.80
Hana Bank	2020~2025		118,780	USD	100,000	1.29%	2.13%		1,187.80
Korea Development Bank	2020~2026		118,910	USD	100,000	0.61%	1.00%		1,189.10
Hana Bank	2020~2026		118,910	USD	100,000	0.61%	1.00%		1,189.10
Woori Bank	2020~2026		118,910	USD	100,000	0.62%	1.00%		1,189.10
Nomura	2017~2037		52,457	EUR	40,000	2.60%	1.70%		1,311.42
Nomura	2017~2037		59,423	SEK	450,000	2.62%	2.36%		132.05
Kookmin Bank	2021~2026		114,230	USD	100,000	1.27%	1.25%		1,142.30
Korea Development Bank	2021~2026		114,230	USD	100,000	1.27%	1.25%		1,142.30
Hana Bank	2021~2026		114,230	USD	100,000	1.27%	1.25%		1,142.30
Korea Development Bank	2022~2027		123,710	USD	100,000	3.41%	3.63%		1,237.10
Woori Bank	2022~2027		123,710	USD	100,000	3.41%	3.63%		1,237.10
JP Morgan	2022~2027		123,710	USD	100,000	3.41%	3.63%		1,237.10
BNP Paribas	2019~2024		111,841	CHF	100,000	1.78%	0.13%		1,118.41
Kookmin Bank	2019~2024		111,841	CHF	100,000	1.78%	0.13%		1,118.41
Korea Development Bank	2022~2025		128,560	USD	100,000	3.37%	4.13%		1,285.60
Woori Bank	2022~2025		128,560	USD	100,000	3.37%	4.13%		1,285.60
Kookmin Bank	2022~2025		128,560	USD	100,000	3.37%	4.13%		1,285.60
Woori Bank	2021~2026		220,600	USD	200,000	0.47%	0.75%		1,103.00
Shinhan Bank	2021~2026		220,600	USD	200,000	0.47%	0.75%		1,103.00
Hana Bank	2021~2026		55,150	USD	50,000	0.48%	0.75%		1,103.00
Korea Development Bank	2018~2023		169,335	USD	150,000	2.26%	3.88%		1,128.90
Woori Bank	2018~2023		169,335	USD	150,000	2.26%	3.88%		1,128.90
Credit Agricole	2018~2023		112,890	USD	100,000	2.26%	3.88%		1,128.90
Hana Bank	2018~2023		56,445	USD	50,000	2.26%	3.88%		1,128.90
Kookmin Bank	2018~2023		56,445	USD	50,000	2.26%	3.88%		1,128.90
Woori Bank	2020~2025		245,560	USD	200,000	0.93%	1.75%		1,227.80
Hana Bank	2020~2025		245,560	USD	200,000	0.93%	1.75%		1,227.80
Korea Development Bank	2020~2025		122,780	USD	100,000	0.93%	1.75%		1,227.80
JP Morgan	2022~2025		126,180	USD	100,000	2.80%	3.60%		1,261.80
Hana Bank	2022~2025		126,180	USD	100,000	2.80%	3.60%		1,261.80
Korea Development Bank	2022~2025		252,360	USD	200,000	2.83%	3.60%		1,261.80
Woori Bank	2022~2025		126,180	USD	100,000	2.85%	3.60%		1,261.80

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

June 30, 2023 and 2022 (Unaudited)

12.	Derivatives, Continued

(5)	Interest rate swap contracts which are not designated as hedging instruments as of June 30, 2023 are as follows:

In millions of won and thousands of foreign currencies

Counterparty	Contract year	Contract amount		Contract interest rate per annum
				Pay	Receive
Nomura (*1)	2018~2038	~~W~~	30,000	3M CD + 0.10%		3.75%
Hana Bank	2018~2023		200,000	2.15%	3M CD	+ 0.19%
Hana Bank	2018~2023		200,000	2.17%	3M CD	+ 0.19%
Hana Bank	2018~2023		150,000	2.03%	3M CD	+ 0.21%
Hana Bank	2019~2024		200,000	1.87%	3M CD	+ 0.13%
Shinhan Bank	2021~2025		100,000	2.32%	3M CD	+ 0.43%
Hana Bank	2022~2027		200,000	3.02%	3M CD	+ 0.61%
Hana Bank	2022~2027		200,000	3.04%	3M CD	+ 0.58%
Hana Bank	2022~2027		250,000	3.38%	3M CD	+ 0.59%
Nomura	2022~2027		200,000	3.55%	3M CD	+ 0.60%
Shinhan Bank	2022~2027		150,000	3.53%	3M CD	+ 0.55%
Hana Bank	2022~2027		200,000	3.70%	3M CD	+ 0.59%
Nomura	2022~2027		300,000	3.89%	3M CD	+ 0.67%
Hana Bank	2022~2027		200,000	3.93%	3M CD	+ 0.67%
Nomura	2022~2027		200,000	3.80%	3M CD	+ 0.68%
Nomura	2022~2027		300,000	4.04%	3M CD	+ 0.60%
Hana Bank	2022~2027		100,000	4.68%	3M CD	+ 1.04%
Hana Bank	2022~2027		100,000	5.45%	3M CD	+ 1.20%
Shinhan Bank	2023~2028		200,000	4.27%	3M CD	+ 0.76%
Shinhan Bank	2023~2028		50,000	4.27%	3M CD	+ 0.76%
Nomura	2023~2028		250,000	4.13%	3M CD	+ 0.73%
Hana Bank	2023~2028		200,000	3.74%	3M CD	+ 0.51%
Hana Bank	2023~2028		100,000	4.19%	3M CD	+ 0.50%
Shinhan Bank	2023~2028		300,000	3.81%	3M CD	+ 0.70%
Nomura	2017~2032		52,457	2.55% + Floating rate		2.60%
Nomura	2017~2032		59,423	2.57% + Floating rate		2.62%
Nomura (*2)	2021~2041		30,000	1.84%		2.60%
Nomura (*3)	2021~2041		50,000	1.87%		2.38%
ANZ	2022~2025	AUD	865	0.48%		3.33%
DBS Bank	2022~2025	AUD	865	0.48%		3.33%
Societe Generale	2022~2025	AUD	865	0.48%		3.28%
MUFG	2022~2048	USD	155,941	SOFR(3M)		3.71%
Mizuho Bank	2022~2048	USD	155,941	SOFR(3M)		1.05%
Mizuho Bank	2022~2024	USD	112,194	SOFR(1M)		1.80%

(*1)	Depending on the counterparty exercising the right, the contract may be early settled on the same date every year from June 15, 2023.
(*2)	1.84% of the contract paying interest rate is applied for five years from the date of issuance, and 3M CMT + 0.35% is applied thereafter.
(*3)	1.87% of the contract paying interest rate is applied for five years from the date of issuance, and 3M CMT + 0.35% is applied thereafter.

(6)	Interest rate swap contracts which are designated as hedging instruments as of June 30, 2023 are as follows:

In thousands of USD

Counterparty				Contract interest rate per annum
	Contract year	Contract amount		Pay	Receive
Export-Import Bank of Korea	2015~2031	USD	15,893	2.67%	6M USD Libor
ING Bank	2015~2031	USD	7,861	2.67%	6M USD Libor
BNP Paribas	2015~2031	USD	7,861	2.67%	6M USD Libor
BNP Paribas	2009~2027	USD	46,712	4.16%	6M USD Libor
KFW	2009~2027	USD	46,712	4.16%	6M USD Libor
Export-Import Bank of Korea	2016~2036	USD	63,461	3.00%	6M USD Libor

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

June 30, 2023 and 2022 (Unaudited)

12.	Derivatives, Continued

(7)

Gain and loss on valuation and transaction of derivatives for the three and six-month periods ended June 30, 2023 and 2022 are as follows and included in finance income and expenses in the consolidated statements of comprehensive income (loss):

In millions of won	Net income effects of valuation gain (loss)					Net income effects of transaction gain (loss)				Accumulated other comprehensive income (loss) (*)
	June 30, 2023			June 30, 2022		June 30, 2023		June 30, 2022		June 30, 2023		June 30, 2022
	Three- month period ended		Six- month period ended	Three- month period ended	Six- month period ended	Three- month period ended	Six- month period ended	Three- month period ended	Six- month period ended	Three- month period ended	Six- month period ended	Three- month period ended	Six- month period ended
Currency forward	~~W~~	6,819	15,532	27,131	22,518	9,766	17,091	23,741	32,110	—	—	—	—
Currency swap		(619)	422,585	606,227	710,162	26,559	38,460	61,278	79,596	(35,208)	(27,638)	39,845	(43,069)
Interest rate swap		119,981	55,916	54,800	75,055	7,167	15,729	(5,390)	(7,262)	4,592	3,773	5,622	16,443

	~~W~~	126,181	494,033	688,158	807,735	43,492	71,280	79,629	104,444	(30,616)	(23,865)	45,467	(26,626)

(*)

For the six-month periods ended June 30, 2023 and 2022, the net loss on valuation of derivatives applying cash flow hedge accounting of ~~W~~11,947 and ~~W~~7,446 million, net of tax, are included in other comprehensive income (loss), respectively.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

June 30, 2023 and 2022 (Unaudited)

13.	Other Financial Assets

(1)	Other financial assets as of June 30, 2023 and December 31, 2022 are as follows:

In millions of won	June 30, 2023			December 31, 2022
	Current		Non-current	Current	Non-current
Loans	~~W~~	110,158	995,693	132,890	968,468
Less: allowance for doubtful accounts		—	(59,291)	(13)	(54,824)
Less: present value discount		(844)	(34,094)	(816)	(32,334)

		109,314	902,308	132,061	881,310

Long-term / short-term financial instruments		580,514	726,025	666,758	686,322

	~~W~~	689,828	1,628,333	798,819	1,567,632

(2)	Loans as of June 30, 2023 and December 31, 2022 are as follows:

In millions of won	June 30, 2023
	Face value		Allowance for doubtful accounts	Present value discount	Carrying value
Short-term loans
Loans for tuition	~~W~~	32,102	—	(844)	31,258
Loans for housing		31,105	—	—	31,105
Other loans		46,951	—	—	46,951

		110,158	—	(844)	109,314

Long-term loans
Loans for tuition		429,581	(37,783)	(34,094)	357,704
Loans for housing		309,069	—	—	309,069
Loans for related parties		249,467	(21,508)	—	227,959
Other loans		7,576	—	—	7,576

		995,693	(59,291)	(34,094)	902,308

	~~W~~	1,105,851	(59,291)	(34,938)	1,011,622

In millions of won	December 31, 2022
	Face value		Allowance for doubtful accounts	Present value discount	Carrying value
Short-term loans
Loans for tuition	~~W~~	30,261	—	(816)	29,445
Loans for housing		29,630	—	—	29,630
Other loans		72,999	(13)	—	72,986

		132,890	(13)	(816)	132,061

Long-term loans
Loans for tuition		436,131	(37,783)	(32,334)	366,014
Loans for housing		309,446	—	—	309,446
Loans for related parties		187,728	(17,041)	—	170,687
Other loans		35,163	—	—	35,163

		968,468	(54,824)	(32,334)	881,310

	~~W~~	1,101,358	(54,837)	(33,150)	1,013,371

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

June 30, 2023 and 2022 (Unaudited)

13.	Other Financial Assets, Continued

(3)	Changes in the allowance for doubtful accounts of loans for the six-month period ended June 30, 2023 and for the year ended December 31, 2022 are as follows:

In millions of won	June 30, 2023		December 31, 2022
Beginning balance	~~W~~	54,837	52,677
Bad debts expense		4,467	2,180
Others		(13)	(20)

Ending balance	~~W~~	59,291	54,837

(4)	Long-term and short-term financial instruments as of June 30, 2023 and December 31, 2022 are as follows:

In millions of won	June 30, 2023			December 31, 2022
	Current		Non-current	Current	Non-current
Time deposits	~~W~~	372,404	138,630	428,813	130,570
CD		—	—	30,000	—
Others		208,110	587,395	207,945	555,752

	~~W~~	580,514	726,025	666,758	686,322

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

June 30, 2023 and 2022 (Unaudited)

14.	Inventories

Inventories as of June 30, 2023 and December 31, 2022 are as follows:

In millions of won	June 30, 2023
	Acquisition cost		Valuation allowance	Book value
Raw materials	~~W~~	4,728,073	(1,342)	4,726,731
Merchandises		787	—	787
Work-in-progress		191,160	—	191,160
Finished goods		64,045	(57)	63,988
Supplies		2,863,218	—	2,863,218
Inventories-in-transit		1,547,475	—	1,547,475
Other inventories		14,813	—	14,813

	~~W~~	9,409,571	(1,399)	9,408,172

In millions of won	December 31, 2022
	Acquisition cost		Valuation allowance	Book value
Raw materials	~~W~~	4,522,171	(1,350)	4,520,821
Merchandises		1,001	—	1,001
Work-in-progress		172,089	(75)	172,014
Finished goods		52,642	(57)	52,585
Supplies		2,814,377	—	2,814,377
Inventories-in-transit		2,356,444	—	2,356,444
Other inventories		13,490	—	13,490

	~~W~~	9,932,214	(1,482)	9,930,732

The reversal of the allowance for loss on inventory valuation deducted from the cost of sales for the six-month period ended June 30, 2023 and for the year ended December 31, 2022 amounts to ~~W~~7,137 million and ~~W~~18,162 million, respectively.

The amounts of loss from inventory valuation included in other gains or losses for the six-month period ended June 30, 2023 and for the year ended December 31, 2022 were ~~W~~7,054 million and ~~W~~14,528 million, respectively.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

June 30, 2023 and 2022 (Unaudited)

15.	Non-Financial Assets

Non-financial assets as of June 30, 2023 and December 31, 2022 are as follows:

In millions of won	June 30, 2023			December 31, 2022
	Current		Non-current	Current	Non-current
Advanced payments	~~W~~	444,839	60,727	160,596	51,425
Prepaid expenses		372,945	150,672	366,532	153,830
Others (*)		831,877	44,785	1,217,741	103,879

	~~W~~	1,649,661	256,184	1,744,869	309,134

(*)	Details of others as of June 30, 2023 and December 31, 2022 are as follows:

In millions of won	June 30, 2023			December 31, 2022
	Current		Non-current	Current	Non-current
Greenhouse gas emissions rights	~~W~~	260,143	—	192,005	—
Other quick assets		571,734	44,785	1,025,736	103,879

	~~W~~	831,877	44,785	1,217,741	103,879

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

June 30, 2023 and 2022 (Unaudited)

16.	Consolidated Subsidiaries

(1)	Consolidated subsidiaries as of June 30, 2023 and December 31, 2022 are as follows:

Subsidiaries	Key operation activities	Location	Percentage of ownership (%)
			June 30, 2023	December 31, 2022
Korea Hydro & Nuclear Power Co., Ltd.	Power generation	Korea	100.00%	100.00%
Korea South-East Power Co., Ltd.	Power generation	Korea	100.00%	100.00%
Korea Midland Power Co., Ltd.	Power generation	Korea	100.00%	100.00%
Korea Western Power Co., Ltd.	Power generation	Korea	100.00%	100.00%
Korea Southern Power Co., Ltd.	Power generation	Korea	100.00%	100.00%
Korea East-West Power Co., Ltd.	Power generation	Korea	100.00%	100.00%
KEPCO Engineering & Construction Company, Inc. (*1)	Engineering and construction for utility plant and others	Korea	65.77%	65.77%
KEPCO Plant Service & Engineering Co., Ltd.	Utility plant maintenance and others	Korea	51.00%	51.00%
KEPCO Nuclear Fuel Co., Ltd.	Nuclear fuel	Korea	96.36%	96.36%
KEPCO KDN Co., Ltd.	Electric power information technology and others	Korea	100.00%	100.00%
KEPCO International HongKong Ltd.	Holding company	Hong Kong	100.00%	100.00%
KEPCO International Philippines Inc.	Holding company	Philippines	100.00%	100.00%
KEPCO Gansu International Ltd.	Holding company	Hong Kong	100.00%	100.00%
KEPCO Philippines Holdings Inc. (*2)	Holding company	Philippines	100.00%	100.00%
KEPCO Philippines Corporation	Operation of utility plant	Philippines	100.00%	100.00%
KEPCO Ilijan Corporation	Construction and operation of utility plant	Philippines	51.00%	51.00%
KEPCO Lebanon SARL	Operation of utility plant	Lebanon	—	100.00%
KEPCO Neimenggu International Ltd.	Holding company	Hong Kong	100.00%	100.00%
KEPCO Shanxi International Ltd.	Holding company	Hong Kong	100.00%	100.00%
KOMIPO Global Pte Ltd.	Holding company	Singapore	100.00%	100.00%
KEPCO Netherlands B.V.	Holding company	Netherlands	100.00%	100.00%
KEPCO Australia Pty., Ltd.	Resources development	Australia	100.00%	100.00%
KOSEP Australia Pty., Ltd.	Resources development	Australia	100.00%	100.00%
KOMIPO Australia Pty., Ltd.	Resources development	Australia	100.00%	100.00%
KOWEPO Australia Pty., Ltd.	Resources development	Australia	100.00%	100.00%
KOSPO Australia Pty., Ltd.	Resources development	Australia	100.00%	100.00%
KEPCO Middle East Holding Company	Holding company	Bahrain	100.00%	100.00%
Qatrana Electric Power Company	Construction and operation of utility plant	Jordan	80.00%	80.00%
KHNP Canada Energy Ltd.	Holding company	Canada	100.00%	100.00%
KEPCO Bylong Australia Pty., Ltd.	Resources development	Australia	100.00%	100.00%
Korea Waterbury Uranium Limited Partnership	Resources development	Canada	80.03%	80.00%
KEPCO Holdings de Mexico	Holding company	Mexico	100.00%	100.00%
KST Electric Power Company, S.A.P.I. de C.V.	Construction and operation of utility plant	Mexico	56.00%	56.00%
KEPCO Energy Service Company	Operation of utility plant	Mexico	100.00%	100.00%
KEPCO Netherlands S3 B.V.	Holding company	Netherlands	100.00%	100.00%
PT. KOMIPO Pembangkitan Jawa Bali	Operation of utility plant	Indonesia	51.00%	51.00%
PT. Cirebon Power Service (*3)	Operation of utility plant	Indonesia	27.50%	27.50%
KOWEPO International Corporation	Operation of utility plant	Philippines	99.99%	99.99%
KOSPO Jordan LLC	Operation of utility plant	Jordan	100.00%	100.00%
EWP America Inc.	Holding company	USA	100.00%	100.00%
EWP Renewable Corporation	Holding company	USA	100.00%	100.00%
KNF Canada Energy Limited	Holding company	Canada	100.00%	100.00%
EWP Barbados 1 SRL	Holding company	Barbados	100.00%	100.00%
California Power Holdings, LLC	Power generation	USA	100.00%	100.00%
Gyeonggi Green Energy Co., Ltd.	Power generation	Korea	62.01%	62.01%
PT. Tanggamus Electric Power	Power generation	Indonesia	52.50%	52.50%
Gyeongju Wind Power Co., Ltd.	Power generation	Korea	70.00%	70.00%
KOMIPO America Inc.	Holding company	USA	100.00%	100.00%
PT. EWP Indonesia	Holding company	Indonesia	99.96%	99.96%
KEPCO Netherlands J3 B.V.	Holding company	Netherlands	100.00%	100.00%
Korea Offshore Wind Power Co., Ltd.	Power generation	Korea	100.00%	100.00%
Global One Pioneer B.V.	Holding company	Netherlands	100.00%	100.00%
Global Energy Pioneer B.V.	Holding company	Netherlands	100.00%	100.00%
Mira Power Limited (*4)	Power generation	Pakistan	76.00%	76.00%

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

June 30, 2023 and 2022 (Unaudited)

16.	Consolidated Subsidiaries, Continued

(1)	Consolidated subsidiaries as of June 30, 2023 and December 31, 2022 are as follows, continued:

Subsidiaries	Key operation activities	Location	Percentage of ownership (%)
			June 30, 2023	December 31, 2022
KOSEP Material Co., Ltd.	Recycling fly ashes	Korea	86.22%	86.22%
Commerce and Industry Energy Co., Ltd. (*5)	RDF power generation	Korea	85.03%	85.03%
KEPCO KPS Philippines Corp.	Utility plant maintenance and others	Philippines	99.99%	99.99%
KOSPO Chile SpA	Holding company	Chile	100.00%	100.00%
PT. KOWEPO Sumsel Operation And Maintenance Services	Utility plant maintenance and others	Indonesia	95.00%	95.00%
Hee Mang Sunlight Power Co., Ltd.	Operation of utility plant	Korea	100.00%	100.00%
Fujeij Wind Power Company	Operation of utility plant	Jordan	100.00%	100.00%
KOSPO Youngnam Power Co., Ltd.	Operation of utility plant	Korea	100.00%	50.00%
Chitose Solar Power Plant LLC	Power generation	Japan	65.00%	65.00%
KEPCO Energy Solution Co., Ltd.	Energy service	Korea	100.00%	100.00%
KEPCO Solar Co., Ltd.	Power generation	Korea	100.00%	100.00%
KOSPO Power Services Ltda.	Utility plant maintenance and others	Chile	65.00%	65.00%
Energy New Industry Specialized Investment Private Investment Trust	Holding company	Korea	99.01%	99.01%
KOEN Bylong Pty., Ltd.	Resources development	Australia	100.00%	100.00%
KOMIPO Bylong Pty., Ltd.	Resources development	Australia	100.00%	100.00%
KOWEPO Bylong Pty., Ltd.	Resources development	Australia	100.00%	100.00%
KOSPO Bylong Pty., Ltd.	Resources development	Australia	100.00%	100.00%
EWP Bylong Pty., Ltd.	Resources development	Australia	100.00%	100.00%
KOWEPO Lao International	Utility plant maintenance and others	Laos	100.00%	100.00%
KEPCO US Inc.	Holding company	USA	100.00%	100.00%
KEPCO Mangilao Holdings LLC	Holding company	USA	100.00%	100.00%
Mangilao Investment LLC	Holding company	USA	80.06%	80.06%
KEPCO Mangilao Solar, LLC	Power generation	USA	100.00%	100.00%
Jeju Hanlim Offshore Wind Co., Ltd.	Power generation	Korea	79.03%	79.03%
PT. Siborpa Eco Power	Construction and operation of utility plant	Indonesia	55.00%	55.00%
BSK E-New Industry Fund VII	Holding company	Korea	81.67%	81.67%
e-New Industry LB Fund 1	Holding company	Korea	76.11%	76.11%
Songhyun e-New Industry Fund	Holding company	Korea	80.65%	80.65%
BSK E-New Industry Fund X	Holding company	Korea	66.80%	66.80%
PT. Korea Energy Indonesia	Utility plant maintenance and others	Indonesia	95.00%	95.00%
KOLAT SpA	Utility plant maintenance and others	Chile	100.00%	100.00%
KEPCO California, LLC	Holding company	USA	100.00%	100.00%
KEPCO Mojave Holdings, LLC	Holding company	USA	100.00%	100.00%
Incheon Fuel Cell Co., Ltd.	Power generation	Korea	60.00%	60.00%
KOEN Service Co., Ltd.	Facility maintenance and service	Korea	100.00%	100.00%
KOMIPO Service Co., Ltd.	Facility maintenance and service	Korea	100.00%	100.00%
KOWEPO Service Co., Ltd.	Facility maintenance and service	Korea	100.00%	100.00%
KOSPO Service Co., Ltd.	Facility maintenance and service	Korea	100.00%	100.00%
EWP Service Co., Ltd.	Facility maintenance and service	Korea	100.00%	100.00%
PT. KOMIPO Energy Indonesia	Utility plant maintenance and others	Indonesia	95.00%	95.00%
KNF Partners Co., Ltd.	Facility maintenance and service	Korea	100.00%	100.00%
KOSPO USA Inc.	Holding company	USA	100.00%	100.00%
Nambu USA LLC	Holding company	USA	100.00%	100.00%
Tamra Offshore Wind Power Co., Ltd.	Power generation	Korea	63.00%	63.00%
KEPCO MCS Co., Ltd.	Electric meter reading and others	Korea	100.00%	100.00%
KEPCO FMS Co., Ltd.	Security service and others	Korea	100.00%	100.00%
Firstkeepers Co., Ltd.	Facility maintenance and service	Korea	100.00%	100.00%
Secutec Co., Ltd.	Security service	Korea	100.00%	100.00%
SE Green Energy Co., Ltd.	Power generation	Korea	84.80%	84.80%
Mangilao Intermediate Holdings LLC	Holding company	USA	100.00%	100.00%
KEPCO CSC Co., Ltd.	Facility maintenance and service	Korea	100.00%	100.00%
KOAK Power Limited	Hydro power facility maintenance	Pakistan	100.00%	100.00%
KOMIPO Europe B.V.	Holding company	Netherlands	100.00%	100.00%
Haenanum Energy Fund	Holding company	Korea	99.64%	99.64%

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

June 30, 2023 and 2022 (Unaudited)

16.	Consolidated Subsidiaries, Continued

(1)	Consolidated subsidiaries as of June 30, 2023 and December 31, 2022 are as follows, continued:

Subsidiaries	Key operation activities	Location	Percentage of ownership (%)
			June 30, 2023	December 31, 2022
Paju Ecoenergy Co., Ltd.	Power generation	Korea	89.00%	89.00%
Guam Ukudu Power LLC	Power generation	USA	100.00%	100.00%
K-SOLAR SHINAN Co., Ltd.	Power generation	Korea	90.00%	90.00%
KPS Partners Co., Ltd.	Facility maintenance and service	Korea	100.00%	100.00%
KEPCO E&C Service Co., Ltd.	Facility maintenance and service	Korea	100.00%	100.00%
Moha solar Co., Ltd.	Power generation	Korea	100.00%	100.00%
Ogiri Solar Power Co., Ltd.	Power generation	Korea	70.00%	70.00%
KHNP USA LLC	Holding company	USA	100.00%	100.00%
KOMIPO Vanphong Power Service LLC	Utility plant maintenance and others	Vietnam	100.00%	100.00%
Energy Innovation Fund I	Holding company	Korea	71.91%	71.91%
KHNP Chile SpA	Holding company	Chile	100.00%	100.00%
Yeong Yang Apollon Photovoltaic Co., Ltd.	Power generation	Korea	100.00%	100.00%
Yeong Yang Corporation Co., Ltd.	Power generation	Korea	100.00%	100.00%
SolarVader Co., Ltd.	Power generation	Korea	100.00%	100.00%
Yeong Yang Innovation Co., Ltd.	Power generation	Korea	100.00%	100.00%
Yeong Yang Horus Photovoltaic Co., Ltd.	Power generation	Korea	100.00%	100.00%
Yeong Yang Solar Management Co., Ltd.	Power generation	Korea	100.00%	100.00%
LSG Hydro Power Limited	Holding company	Pakistan	99.80%	99.80%
KOEN Bio Co., Ltd.	Wood pellet utilization business	Korea	70.00%	70.00%
KOMIPO Energy Solution America, LLC	Holding company	USA	100.00%	100.00%
Elara Investment Holdings, LLC (*6)	Holding company	USA	0.10%	0.10%
Elara Equity Holdings, LLC	Holding company	USA	54.00%	54.00%
Elara Class B Holdings, LLC	Holding company	USA	100.00%	100.00%
Elara Class B Member, LLC	Holding company	USA	100.00%	100.00%
Elara Development Holdings, LLC	Holding company	USA	100.00%	100.00%
KOMIPO Development, LLC	Holding company	USA	100.00%	100.00%
Elara Energy Holdings, LLC (*6)	Holding company	USA	43.94%	43.94%
Elara Energy Project, LLC	Power generation	USA	100.00%	100.00%
KOMIPO Iberian Solar Group, S.L.U.	Holding company	Spain	100.00%	100.00%
Jeongam Wind Power Co., Ltd.	Power generation	Korea	80.00%	80.00%
KOWEPO Europe B.V.	Holding company	Netherlands	100.00%	100.00%
CVS Equity Holdings, LLC	Holding company	USA	81.34%	81.34%
CVS Class B Holdings, LLC	Holding company	USA	100.00%	100.00%
CVS Development Holdings, LLC	Holding company	USA	100.00%	100.00%
CVS Development, LLC	Holding company	USA	100.00%	100.00%
CVS Class B Member, LLC	Holding company	USA	100.00%	100.00%
CVS Energy Holdings, LLC	Holding company	USA	70.79%	70.79%
Concho Valley Energy, LLC	Holding company	USA	100.00%	100.00%
Concho Valley Solar, LLC	Power generation	USA	100.00%	100.00%
Yeongdeok Sunrise Wind Power Co., Ltd.	Power generation	Korea	70.00%	70.00%
KHNP Spain, S.L.	Holding company	Spain	—	100.00%
UI Carbon-Neutrality Fund	Holding company	Korea	78.97%	78.97%
KA Power Limited	Power generation	Pakistan	100.00%	100.00%
Western Power Changgi Solar Co., Ltd.	Power generation	Korea	100.00%	100.00%
EWP Australia Pty., Ltd.	Holding company	Australia	100.00%	100.00%
Columboola Solar Farm Hold Co Pty., Ltd. (*4,7)	Power generation	Australia	74.04%	74.04%
Digital Innovation Growth Fund	Holding company	Korea	76.92%	76.92%
J Wind First, LLC (*8)	Company specializing in liquidization	Korea	—	—
KEPCO Holding Company	Holding company	Saudi Arabia	100.00%	100.00%
KEPCO for Power Company	Power generation	Saudi Arabia	—	60.00%
KEPCO for Maintenance Company	Utility plant maintenance and others	Saudi Arabia	100.00%	100.00%
KOSPO Trumbull LLC	Holding company	USA	100.00%	100.00%
Changjuk Wind Power Co., Ltd.	Power generation	Korea	73.00%	73.00%
Chile Solar JV SpA	Power generation	Chile	100.00%	—
KEPCO KPS South Africa Pty., Ltd.	Utility plant maintenance and others	Republic of South Africa	100.00%	—
KOWEPO Holding Limited	Holding company	United Arab Emirates	100.00%	—

(*1)

Considering treasury stocks, the effective percentage of ownership is 66.08%. The Group is planning to sell part of its shares (14.77%) based on the resolution of the board of directors on June 24, 2022.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

June 30, 2023 and 2022 (Unaudited)

16.	Consolidated Subsidiaries, Continued

(1)	Consolidated subsidiaries as of June 30, 2023 and December 31, 2022 are as follows, continued:

(*2)	The Group is planning to sell the subsidiary, but time and proceeds of the sales are not specified as of June 30, 2023.
(*3)

The effective percentage of ownership is less than 50%. However, this subsidiary is included in the consolidated financial statements as the Group obtained the majority of the voting power under the shareholders’ agreement.

(*4)	As of June 30, 2023, the annual reporting period of all subsidiaries ends on December 31, except for Mira Power Limited and Columboola Solar Farm Hold Co Pty., Ltd.
(*5)

The Group guarantees a certain return on investments in Commerce and Industry Energy Co., Ltd. for the financial investors holding such investments. The financial investors have a right to claim the Group to sell its shares in the entity, which can be exercised 36 months after the date of acquisition. Accordingly, the purchase price including the return on investment is classified as a borrowing.

(*6)

The effective percentage of ownership is less than 50%. However, this subsidiary is included in the consolidated financial statements as the Group has control over the board of directors under the shareholders’ agreement.

(*7)	Excluding preferred stocks, the percentage of ownership with voting rights is 100%.
(*8)

Although the Group does not hold a stake as of June 30, 2023, considering the purpose and design of the structured entity, the Group is exposed to volatility in the profits of the structured entity. In addition, Company has the ability to direct activities that can most significantly affect the operations of the structured entity, so it has been determined that the Group has control over the entity.

(2)	Subsidiaries included in and excluded from consolidation during the six-month period ended June 30, 2023 are as follows:

Subsidiaries included in consolidation during the six-month period ended June 30, 2023.

Subsidiaries	Reason
Chile Solar JV SpA	Change in the scope of consolidation
KEPCO KPS South Africa Pty., Ltd.	New investment
KOWEPO Holding Limited	New investment

Subsidiaries excluded from consolidation during the six-month period ended June 30, 2023.

Subsidiaries	Reason
KHNP Spain, S.L.	Liquidation
KEPCO for Power Company	Change in the scope of consolidation
KEPCO Lebanon SARL	Under liquidation process

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

June 30, 2023 and 2022 (Unaudited)

16.	Consolidated Subsidiaries, Continued

(3)	Summary of financial information of consolidated subsidiaries as of and for the six-month period ended June 30, 2023 and for the year ended December 31, 2022 are as follows:

In millions of won

June 30, 2023
Subsidiaries	Total assets		Total liabilities	Sales	Profit (loss) for the period
Korea Hydro & Nuclear Power Co., Ltd.	~~W~~	69,793,001	44,566,129	4,087,480	(1,033,624)
Korea South-East Power Co., Ltd.		12,919,926	6,959,963	4,061,190	(41,400)
Korea Midland Power Co., Ltd.		14,664,497	9,875,974	3,881,900	(134,748)
Korea Western Power Co., Ltd.		12,457,517	7,563,171	3,464,138	(32,040)
Korea Southern Power Co., Ltd.		12,759,369	7,503,315	3,919,847	(98,966)
Korea East-West Power Co., Ltd.		11,605,832	5,602,190	3,093,583	98,857
KEPCO Engineering & Construction Company, Inc.		927,550	381,422	228,509	20,477
KEPCO Plant Service & Engineering Co., Ltd.		1,546,051	327,926	760,249	86,892
KEPCO Nuclear Fuel Co., Ltd.		991,340	524,265	145,582	25,295
KEPCO KDN Co., Ltd.		727,780	178,990	306,853	11,494
KEPCO International HongKong Ltd.		138,217	—	—	4,744
KEPCO International Philippines Inc.		135,004	2	—	2,716
KEPCO Gansu International Ltd.		7,373	619	—	(8)
KEPCO Philippines Holdings Inc.		186,680	33	—	6,089
KEPCO Philippines Corporation		2,601	2	—	64
KEPCO Ilijan Corporation		143,623	1,197	—	1,656
KEPCO Neimenggu International Ltd.		279,145	4,057	—	(114)
KEPCO Shanxi International Ltd.		624,415	230,607	—	5,143
KOMIPO Global Pte Ltd.		413,979	1,462	—	8,923
KEPCO Netherlands B.V.		142,954	77	—	2
KEPCO Australia Pty., Ltd.		653	16	—	62
KOSEP Australia Pty., Ltd.		79,416	15,398	14,787	4,314
KOMIPO Australia Pty., Ltd.		84,711	9,690	14,787	3,281
KOWEPO Australia Pty., Ltd.		84,857	9,448	14,787	2,999
KOSPO Australia Pty., Ltd.		44,683	9,351	14,787	4,866
KEPCO Middle East Holding Company		122,350	110,903	—	(3,706)
Qatrana Electric Power Company		521,347	235,891	13,361	9,640
KHNP Canada Energy Ltd.		119,281	7,444	—	181
KEPCO Bylong Australia Pty., Ltd.		44,096	462,989	—	(20,360)
Korea Waterbury Uranium Limited Partnership		20,780	81	—	(39)
KEPCO Holdings de Mexico		1,679	2,697	—	328
KST Electric Power Company, S.A.P.I. de C.V.		637,733	503,800	42,030	5,025
KEPCO Energy Service Company		2,499	1,106	4,793	306
KEPCO Netherlands S3 B.V.		73,201	17,014	—	583
PT. KOMIPO Pembangkitan Jawa Bali		23,060	6,436	13,269	4,147
PT. Cirebon Power Service		2,648	702	4,432	353
KOWEPO International Corporation		—	11	—	—
KOSPO Jordan LLC		22,931	4,233	8,694	3,861
EWP America Inc. (*1)		50,096	3,648	6,356	(288)
KNF Canada Energy Limited		2,205	39	—	(23)
EWP Barbados 1 SRL		426,205	1,445	1,619	16,219
Gyeonggi Green Energy Co., Ltd.		197,433	223,649	39,621	(20,149)
PT. Tanggamus Electric Power		230,299	158,422	3,228	4,672
Gyeongju Wind Power Co., Ltd.		96,365	55,315	11,260	4,116
KOMIPO America Inc. (*2)		590,753	315,086	10,249	13,362
PT. EWP Indonesia		101,198	12	—	4,164
KEPCO Netherlands J3 B.V.		151,619	3,886	—	7,650
Korea Offshore Wind Power Co., Ltd.		344,043	151,911	24,611	8,012
Global One Pioneer B.V.		227	82	—	(43)
Global Energy Pioneer B.V.		420	80	—	(42)
Mira Power Limited		397,279	311,116	25,514	(902)
KOSEP Material Co., Ltd.		4,310	481	2,330	426
Commerce and Industry Energy Co., Ltd.		74,164	30,453	14,193	(3,314)
KEPCO KPS Philippines Corp.		5,351	629	1,496	(172)
KOSPO Chile SpA		166,738	74,740	—	(668)

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

June 30, 2023 and 2022 (Unaudited)

16.	Consolidated Subsidiaries, Continued

(3)	Summary of financial information of consolidated subsidiaries as of and for six-month period ended June 30, 2023 and for the year ended December 31, 2022 are as follows, continued:

In millions of won

June 30, 2023
Subsidiaries	Total assets		Total liabilities	Sales	Profit (loss) for the period
PT. KOWEPO Sumsel Operation And Maintenance Services	~~W~~	27	273	—	—
Hee Mang Sunlight Power Co., Ltd.		5,989	2,587	359	130
Fujeij Wind Power Company		220,947	164,552	—	8,177
KOSPO Youngnam Power Co., Ltd.		391,040	280,617	293,938	(1,746)
Chitose Solar Power Plant LLC		97,949	84,013	7,800	1,430
KEPCO Energy Solution Co., Ltd.		315,583	1,649	8,986	2,688
KEPCO Solar Co., Ltd.		242,695	25,087	12,830	5,375
KOSPO Power Services Ltda.		7,137	5,280	9,656	1,738
Energy New Industry Specialized Investment Private Investment Trust (*3)		446,838	2,381	7,523	2,352
KOEN Bylong Pty., Ltd.		11	125	—	—
KOMIPO Bylong Pty., Ltd.		11	131	—	(8)
KOWEPO Bylong Pty., Ltd.		11	128	—	(31)
KOSPO Bylong Pty., Ltd.		26	157	—	—
EWP Bylong Pty., Ltd.		8	55	—	—
KOWEPO Lao International		10,441	262	5,066	1,817
KEPCO US Inc.		93	—	—	(1)
KEPCO Mangilao Holdings LLC		115,999	42,206	383	(1,140)
Mangilao Investment LLC		263,710	11	—	(1)
KEPCO Mangilao Solar, LLC		259,906	990	6,359	(894)
Jeju Hanlim Offshore Wind Co., Ltd.		266,512	196,092	—	(3,682)
PT. Siborpa Eco Power		12,465	—	—	(16)
PT. Korea Energy Indonesia		2,054	126	983	197
KOLAT SpA		51,951	1,537	1,157	280
KEPCO California, LLC		47,673	6,880	302	(99)
KEPCO Mojave Holdings, LLC		96,923	78,516	—	(1,978)
Incheon Fuel Cell Co., Ltd.		255,075	238,332	45,795	(9,144)
KOEN Service Co., Ltd.		9,307	4,782	18,617	852
KOMIPO Service Co., Ltd.		6,692	4,395	18,351	202
KOWEPO Service Co., Ltd.		6,393	3,181	17,036	124
KOSPO Service Co., Ltd.		5,591	3,983	14,209	181
EWP Service Co., Ltd.		4,635	2,474	13,201	641
PT. KOMIPO Energy Indonesia		2,059	34	113	(786)
KNF partners Co., Ltd.		2,222	873	2,677	116
KOSPO USA Inc.		322,054	405	—	(4,176)
Nambu USA LLC		305,423	162	—	23
Tamra Offshore Wind Power Co., Ltd.		124,316	87,930	8,485	176
KEPCO MCS Co., Ltd.		118,085	64,534	143,656	(3,443)
KEPCO FMS Co., Ltd.		26,394	17,095	53,419	4,114
Firstkeepers Co., Ltd.		19,441	14,153	44,593	1,969
Secutec Co., Ltd.		14,227	10,245	35,288	328
SE Green Energy Co., Ltd.		146,931	114,582	19,073	(1,469)
Mangilao Intermediate Holdings LLC		241,036	119,322	—	(2,035)
KEPCO CSC Co., Ltd.		11,835	9,969	21,033	135
KOAK Power Limited		15,794	698	—	1,345
KOMIPO Europe B.V.		84,818	132	585	(82)
Haenanum Energy Fund		7,461	20	47	28
Paju Ecoenergy Co., Ltd.		59,717	2,424	7,341	(1,571)
Guam Ukudu Power LLC		479,770	437,701	—	(7,415)
K-SOLAR SHINAN Co., Ltd.		304,204	289,918	17,999	(9,798)

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

June 30, 2023 and 2022 (Unaudited)

16.	Consolidated Subsidiaries, Continued

(3)	Summary of financial information of consolidated subsidiaries as of and for the six-month period ended June 30, 2023 and for the year ended December 31, 2022 are as follows, continued:

In millions of won

June 30, 2023
Subsidiaries	Total assets		Total liabilities	Sales	Profit (loss) for the period
KPS Partners Co., Ltd.	~~W~~	4,472	2,796	6,416	110
KEPCO E&C Service Co., Ltd.		6,804	2,246	8,067	780
Moha solar Co., Ltd.		27,765	29,698	—	330
Ogiri Solar Power Co., Ltd.		1,033	29	—	(6)
KHNP USA LLC		1,298	70	366	(8)
KOMIPO Vanphong Power Service LLC		22,768	2,242	10,965	7,355
Energy Innovation Fund I		43,550	63	—	(449)
KHNP Chile SpA		5,645	4,275	—	(30)
Yeong Yang Apollon Photovoltaic Co., Ltd.		1,547	1,440	118	47
Yeong Yang Corporation Co., Ltd.		1,537	1,430	116	45
SolarVader Co., Ltd.		1,548	1,433	117	47
Yeong Yang Innovation Co., Ltd.		1,531	1,430	112	42
Yeong Yang Horus Photovoltaic Co., Ltd.		1,525	1,430	110	40
Yeong Yang Solar Management Co., Ltd.		1,556	1,433	121	49
LSG Hydro Power Limited		842	8	—	(95)
KOEN Bio Co., Ltd.		395	283	823	45
KOMIPO Iberian Solar Group, S.L.U.		84,113	69,210	—	1,149
Jeongam Wind Power Co., Ltd.		78,045	65,311	3,994	(748)
KOWEPO Europe B.V.		43,780	3,063	—	(1,945)
Yeongdeok Sunrise Wind Power Co., Ltd.		55,472	35,899	—	(583)
KA Power Limited		3,855	623	—	475
Western Power Changgi Solar Co., Ltd.		47,457	41,735	4,457	1,598
EWP Australia Pty., Ltd.		55,715	—	—	3,994
Columboola Solar Farm Hold Co Pty., Ltd.		324,385	221,139	5,333	6,635
Digital Innovation Growth Fund		12,291	—	—	(203)
J Wind First, LLC		47,235	47,235	1,122	—
KEPCO Holding Company		3,399	18	—	—
KEPCO for Maintenance Company		173	—	—	(2)
KOSPO Trumbull LLC		28	3	—	(10)
Changjuk Wind Power Co., Ltd.		24,527	2,369	3,554	1,586
Chile Solar JV SpA		87,152	58,122	2,871	(931)
KEPCO KPS South Africa Pty., Ltd.		1	—	—	—
KOWEPO Holding Limited		1,359	1,364	—	(5)

(*1)	Financial information of EWP America Inc. includes that of two other subsidiaries, EWP Renewable Corporation, and California Power Holdings, LLC.
(*2)	Financial information of KOMIPO America Inc. includes that of 17 other subsidiaries including Elara Equity Holdings, LLC and CVS Equity Holdings, LLC.
(*3)

Financial information of Energy New Industry Specialized Investment Private Investment Trust includes that of five other subsidiaries, BSK E-New Industry Fund VII, e-New Industry LB Fund 1, Songhyun e-New Industry Fund, BSK E-New Industry Fund X, and UI Carbon-Neutrality Fund.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

June 30, 2023 and 2022 (Unaudited)

16.	Consolidated Subsidiaries, Continued

(3)	Summary of financial information of consolidated subsidiaries as of and for the six-month period ended June 30, 2023 and for the year ended December 31, 2022 are as follows, continued:

In millions of won

December 31, 2022
Subsidiaries	Total assets		Total liabilities	Sales	Profit (loss) for the year
Korea Hydro & Nuclear Power Co., Ltd.	~~W~~	69,129,625	42,843,974	10,386,091	(16,382)
Korea South-East Power Co., Ltd.		13,855,071	7,410,881	8,972,991	71,662
Korea Midland Power Co., Ltd.		16,062,605	10,776,943	8,629,165	(58,173)
Korea Western Power Co., Ltd.		13,459,054	8,125,312	8,112,727	106,361
Korea Southern Power Co., Ltd.		14,011,354	8,296,983	9,304,362	(68,315)
Korea East-West Power Co., Ltd.		12,079,954	5,818,789	6,925,094	2,888
KEPCO Engineering & Construction Company, Inc.		815,533	272,119	505,291	17,954
KEPCO Plant Service & Engineering Co., Ltd.		1,555,453	344,702	1,425,913	97,881
KEPCO Nuclear Fuel Co., Ltd.		949,455	490,215	304,405	31,508
KEPCO KDN Co., Ltd.		734,439	166,272	739,453	42,584
KEPCO International HongKong Ltd.		128,784	—	—	(216)
KEPCO International Philippines Inc.		127,744	101	—	9,976
KEPCO Gansu International Ltd.		7,125	598	—	(22)
KEPCO Philippines Holdings Inc.		191,634	129	—	39,346
KEPCO Philippines Corporation		3,799	14	—	102
KEPCO Ilijan Corporation		231,132	3,642	23,263	16,455
KEPCO Lebanon SARL		1,890	10,482	—	20
KEPCO Neimenggu International Ltd.		269,582	3,917	—	9,938
KEPCO Shanxi International Ltd.		597,635	222,186	—	(11,312)
KOMIPO Global Pte Ltd.		388,071	1,817	—	58,030
KEPCO Netherlands B.V.		137,454	64	—	8,570
KEPCO Australia Pty., Ltd.		579	11	—	102
KOSEP Australia Pty., Ltd.		74,180	13,097	52,271	24,443
KOMIPO Australia Pty., Ltd.		81,216	10,327	52,272	23,368
KOWEPO Australia Pty., Ltd.		81,696	10,184	52,271	22,745
KOSPO Australia Pty., Ltd.		41,872	10,174	52,271	24,362
KEPCO Middle East Holding Company		116,731	102,054	—	(634)
Qatrana Electric Power Company		513,277	247,027	24,354	22,578
KHNP Canada Energy Ltd.		107,200	6,218	—	149
KEPCO Bylong Australia Pty., Ltd.		44,034	437,852	—	(45,880)
Korea Waterbury Uranium Limited Partnership		20,934	224	—	(116)
KEPCO Holdings de Mexico		728	1,974	—	(1,363)
KST Electric Power Company, S.A.P.I. de C.V.		653,830	528,315	232,893	23,122
KEPCO Energy Service Company		2,238	2,173	7,015	(211)
KEPCO Netherlands S3 B.V.		71,326	16,419	—	4,465
PT. KOMIPO Pembangkitan Jawa Bali		15,753	3,232	22,488	3,668
PT. Cirebon Power Service		2,316	784	9,602	355
KOWEPO International Corporation		—	10	—	—
KOSPO Jordan LLC		22,854	6,964	45,009	7,657
EWP America Inc. (*1)		47,775	2,595	21,717	4,337
KNF Canada Energy Limited		2,116	34	—	(59)
EWP Barbados 1 SRL		395,067	901	3,230	34,260
Gyeonggi Green Energy Co., Ltd.		220,414	226,517	112,524	(26,004)
PT. Tanggamus Electric Power		227,638	163,106	3,781	5,778
Gyeongju Wind Power Co., Ltd.		98,513	55,579	24,888	9,711
KOMIPO America Inc. (*2)		571,200	317,903	34,059	(3,293)
PT. EWP Indonesia		93,390	5	—	4,100
KEPCO Netherlands J3 B.V.		135,213	63	—	19,396
Korea Offshore Wind Power Co., Ltd.		376,449	192,335	52,526	13,083
Global One Pioneer B.V.		135	41	—	(68)
Global Energy Pioneer B.V.		320	40	—	(64)
Mira Power Limited		416,750	310,529	57,135	12,394
KOSEP Material Co., Ltd.		3,985	662	4,589	775
Commerce and Industry Energy Co., Ltd.		79,172	32,147	31,068	(3,730)
KEPCO KPS Philippines Corp.		5,294	600	5,232	1,004
KOSPO Chile SpA		159,500	70,037	—	(2,811)

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

June 30, 2023 and 2022 (Unaudited)

16.	Consolidated Subsidiaries, Continued

(3)	Summary of financial information of consolidated subsidiaries as of and for the six-month period ended June 30, 2023 and for the year ended December 31, 2022 are as follows, continued:

In millions of won

December 31, 2022
Subsidiaries	Total assets		Total liabilities	Sales	Profit (loss) for the year
PT. KOWEPO Sumsel Operation And Maintenance Services	~~W~~	25	252	—	(94)
Hee Mang Sunlight Power Co., Ltd.		5,877	2,606	862	304
Fujeij Wind Power Company		213,113	163,690	—	16,564
KOSPO Youngnam Power Co., Ltd.		425,000	312,831	568,224	10,878
Chitose Solar Power Plant LLC		109,964	94,366	14,384	1,615
KEPCO Energy Solution Co., Ltd.		317,392	6,147	33,638	138
KEPCO Solar Co., Ltd.		243,221	25,405	24,778	9,305
KOSPO Power Services Ltda.		6,722	4,762	17,911	(358)
Energy New Industry Specialized Investment Private Investment Trust (*3)		451,762	4,338	24,725	7,093
KOEN Bylong Pty., Ltd.		11	119	—	(12)
KOMIPO Bylong Pty., Ltd.		11	122	—	(33)
KOWEPO Bylong Pty., Ltd.		8	94	—	(7)
KOSPO Bylong Pty., Ltd.		25	148	—	(17)
EWP Bylong Pty., Ltd.		8	54	—	1
KOWEPO Lao International		8,248	87	10,010	11,185
KEPCO US Inc.		91	—	—	(19,181)
KEPCO Mangilao Holdings LLC		112,948	40,558	21,743	21,166
Mangilao Investment LLC		258,674	4	—	(1)
KEPCO Mangilao Solar, LLC		240,736	373	8,870	(14,818)
Jeju Hanlim Offshore Wind Co., Ltd.		185,357	111,343	—	(3,546)
PT. Siborpa Eco Power		12,050	3	—	(39)
PT. Korea Energy Indonesia		1,675	80	1,937	(104)
KOLAT SpA		48,787	3,701	1,647	1,888
KEPCO California, LLC		46,151	4,768	596	(670)
KEPCO Mojave Holdings, LLC		95,550	75,846	—	(4,705)
Incheon Fuel Cell Co., Ltd.		268,063	242,176	107,193	(5,323)
KOEN Service Co., Ltd.		9,353	7,035	36,340	356
KOMIPO Service Co., Ltd.		6,597	4,503	35,031	905
KOWEPO Service Co., Ltd.		6,266	3,130	34,031	171
KOSPO Service Co., Ltd.		6,672	5,048	28,321	60
EWP Service Co., Ltd.		3,756	2,507	24,526	581
PT. KOMIPO Energy Indonesia		2,978	368	1,698	83
KNF partners Co., Ltd.		2,285	1,053	5,997	293
KOSPO USA Inc.		315,018	430	—	5,024
Nambu USA LLC		297,516	—	—	670
Tamra Offshore Wind Power Co., Ltd.		133,598	93,639	18,332	5,316
KEPCO MCS Co., Ltd.		114,316	52,241	363,627	8,468
KEPCO FMS Co., Ltd.		16,852	11,667	105,339	2,176
Firstkeepers Co., Ltd.		16,448	12,912	84,620	2,482
Secutec Co., Ltd.		12,578	9,209	69,383	690
SE Green Energy Co., Ltd.		149,189	114,241	49,873	1,304
Mangilao Intermediate Holdings LLC		236,266	116,426	—	(4,709)
KEPCO CSC Co., Ltd.		10,668	8,937	46,559	(2,134)
KOAK Power Limited		12,626	839	—	49
KOMIPO Europe B.V.		81,364	54	1,195	1,134

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

June 30, 2023 and 2022 (Unaudited)

16.	Consolidated Subsidiaries, Continued

(3)	Summary of financial information of consolidated subsidiaries as of and for the six-month period ended June 30, 2023 and for the year ended December 31, 2022 are as follows, continued:

In millions of won

December 31, 2022
Subsidiaries	Total assets		Total liabilities	Sales	Profit (loss) for the year
Haenanum Energy Fund	~~W~~	7,416	3	—	(48)
Paju Ecoenergy Co., Ltd.		61,930	3,066	20,718	1,290
Guam Ukudu Power LLC		293,422	323,292	—	(31,410)
K-SOLAR SHINAN Co., Ltd.		320,227	296,141	16,980	3,690
KPS Partners Co., Ltd.		3,619	2,007	12,417	487
KEPCO E&C Service Co., Ltd.		5,676	1,897	16,180	1,493
Moha solar Co., Ltd.		29,096	31,359	169	(1,137)
Ogiri Solar Power Co., Ltd.		1,033	23	—	(30)
KHNP USA LLC		1,290	97	1,127	392
KOMIPO Vanphong Power Service LLC		15,940	3,333	20,233	9,871
Energy Innovation Fund I		35,310	445	—	(961)
KHNP Chile SpA		5,547	4,147	—	(16)
Yeong Yang Apollon Photovoltaic Co., Ltd.		1,566	1,507	254	(82)
Yeong Yang Corporation Co., Ltd.		1,559	1,497	251	(91)
SolarVader Co., Ltd.		1,568	1,500	256	(78)
Yeong Yang Innovation Co., Ltd.		1,557	1,497	244	(91)
Yeong Yang Horus Photovoltaic Co., Ltd.		1,552	1,498	243	(93)
Yeong Yang Solar Management Co., Ltd.		1,573	1,500	262	(75)
LSG Hydro Power Limited		1,144	1,159	—	(18)
KOEN Bio Co., Ltd.		261	219	639	(150)
KOMIPO Iberian Solar Group, S.L.U.		78,094	65,012	—	(1,304)
Jeongam Wind Power Co., Ltd.		81,800	68,317	10,722	892
KOWEPO Europe B.V.		42,865	2,422	—	1,668
Yeongdeok Sunrise Wind Power Co., Ltd.		42,187	22,031	—	(328)
KHNP Spain, S.L.		3	—	—	(1)
KA Power Limited		3,937	418	—	442
Western Power Changgi Solar Co., Ltd.		48,770	44,647	3,447	(354)
EWP Australia Pty., Ltd.		51,105	—	—	15,203
Columboola Solar Farm Hold Co Pty., Ltd.		310,271	214,792	2,228	2,884
Digital Innovation Growth Fund		12,594	100	—	(363)
J Wind First, LLC		33,611	33,611	450	—
KEPCO Holding Company		3,273	17	—	(18)
KEPCO for Power Company		57,501	58,441	—	(960)
KEPCO for Maintenance Company		—	—	—	—
KOSPO Trumbull LLC		37	3	—	—
Changjuk Wind Power Co., Ltd.		29,208	3,137	9,027	3,503

(*1)	Financial information of EWP America Inc. includes that of two other subsidiaries, EWP Renewable Corporation, and California Power Holdings, LLC.
(*2)	Financial information of KOMIPO America Inc. includes that of 17 other subsidiaries including Elara Equity Holdings, LLC and CVS Equity Holdings, LLC.
(*3)

Financial information of Energy New Industry Specialized Investment Private Investment Trust includes that of five other subsidiaries, BSK E-New Industry Fund VII, e-New Industry LB Fund 1, Songhyun e-New Industry Fund, BSK E-New Industry Fund X, and UI Carbon-Neutrality Fund.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

June 30, 2023 and 2022 (Unaudited)

16.	Consolidated Subsidiaries, Continued

(4)	Significant restrictions on abilities to subsidiaries as of June 30, 2023 are as follows:

Company	Nature and extent of any significant restrictions

Gyeonggi Green Energy Co., Ltd.	Acquisition or disposal of assets of more than ~~W~~35 billion, change in the capacity of cogeneration units (except for the change due to performance improvement of equipment, maintenance) will require unanimous consent of all directors of the Group.
KOSPO Youngnam Power Co., Ltd.	Dividends can only be paid when all conditions of the loan agreement are satisfied, or prior written consent of financial institutions is obtained. Group’s shares cannot be wholly or partially transferred without prior written consent of financial institutions.
Jeongam Wind Power Co., Ltd.	Dividends can only be paid when all conditions of the loan agreement are satisfied, and payments to the contracting party may be restricted depending on the financial management priority of the contract. Group’s shares cannot be wholly or partially transferred without prior consent of other stakeholders including shareholders or financial institutions.
Incheon Fuel Cell Co., Ltd.	Acquisition or disposal of assets of more than ~~W~~20 billion, change in the capacity of cogeneration units (except for the change due to performance improvement of equipment, maintenance) will require unanimous consent of all directors of the Group.
Gyeongju Wind Power Co., Ltd.	Dividends and settlement amounts for O&M and renewable energy certificate can only be paid when all conditions of the loan agreement are satisfied and prior written consent of financial institutions is obtained.
Korea Offshore Wind Power Co., Ltd.	Principals and interest payments on subordinated loans or dividends and settlement amounts for renewable energy certificate can only be paid when all conditions of the loan agreement are satisfied and prior written consent of financial institutions is obtained.
Jeju Hanlim Offshore Wind Co., Ltd.	Prior approval from the lender is required when withdrawing funds (major expenditure, REC settlement, dividend payment, etc.) according to the loan agreement.
Yeongdeok Sunrise Wind Power Co., Ltd.	Dividends can only be paid when all conditions of the loan agreement are satisfied.
Columboola Solar Farm Hold Co Pty., Ltd.	Dividends can only be paid when all conditions of the loan agreement are satisfied.
Guam Ukudu Power LLC	Dividends can only be paid when all conditions of the loan agreement are satisfied. Disposal of whole or part of assets is restricted, and the Group’s shares cannot be either wholly or partially transferred without prior consent of other stakeholders including financial institutions and others.

(5)	As of June 30, 2023, the Group has following entitlements in relation to its subsidiaries as per its shareholders’ agreements:

Company	Unrecognized Commitments

Jeongam Wind Power Co., Ltd.	When the Group requests other shareholders to transfer shares after the completion of the power generation complex, the Group has a right to purchase the shares at fair value.
Changjuk Wind Power Co., Ltd.	When other shareholders want to sell their shares after the performance guarantee period of wind power generators stipulated in the equipment supply contract is completed, the Group has an obligation to purchase the shares at fair value after consulting with the parties on the timing and size of the acquisition, taking in to account financial conditions, business conditions, and other circumstances.
Columboola Solar Farm Hold Co Pty., Ltd.	The Group holds a call option to purchase the shares held by another shareholder at 80% of the stock’s valuation in the event of a breach of obligation specified in the shareholder agreement.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

June 30, 2023 and 2022 (Unaudited)

16.	Consolidated Subsidiaries, Continued

(6)	Details of non-controlling interests prior to intra-Company eliminations as of and for the six-month period ended June 30, 2023 and for the year ended December 31, 2022 are as follows:

In millions of won

June 30, 2023
Description	KEPCO Ilijan Corporation		KEPCO Plant Service & Engineering Co., Ltd.	KEPCO Engineering & Construction Company, Inc.	Others	Total
Percentage of ownership		49.00%	49.00%	33.92%
Current assets	~~W~~	142,746	908,991	508,336	977,219	2,537,292
Non-current assets		877	637,060	419,214	4,710,768	5,767,919
Current liabilities		(1,197)	(312,184)	(338,866)	(933,614)	(1,585,861)
Non-current liabilities		—	(15,742)	(42,556)	(2,553,279)	(2,611,577)
Net assets		142,426	1,218,125	546,128	2,201,094	4,107,773
Book value of non-controlling interests		69,789	596,881	185,247	497,767	1,349,684
Sales		—	760,249	228,509	766,535	1,755,293
Profit for the period		1,656	86,892	20,477	19,161	128,186
Profit for the period attributable to non-controlling interests		811	42,577	6,946	(16,631)	33,703
Cash flows from operating activities		(1,693)	63,085	140,808	398,656	600,856
Cash flows from investing activities		60	21,706	(46,985)	(502,551)	(527,770)
Cash flows from financing activities before dividends to non-controlling interests		(92,485)	(33,310)	(7,734)	(139,036)	(272,565)
Dividends to non-controlling interests		(638)	(28,775)	(3,652)	(11,895)	(44,960)
Effect of exchange rate fluctuation		6,923	(428)	(30)	231,389	237,854
Net increase of cash and cash equivalents		(87,833)	22,278	82,407	(23,437)	(6,585)

In millions of won

December 31, 2022
Description	KEPCO Ilijan Corporation		KEPCO Plant Service & Engineering Co., Ltd.	KEPCO Engineering & Construction Company, Inc.	Others	Total
Percentage of ownership		49.00%	49.00%	33.92%
Current assets	~~W~~	230,031	861,705	372,031	1,147,973	2,611,740
Non-current assets		1,101	693,748	443,502	4,942,229	6,080,580
Current liabilities		(3,642)	(316,497)	(243,796)	(841,521)	(1,405,456)
Non-current liabilities		—	(28,205)	(28,323)	(2,944,145)	(3,000,673)
Net assets		227,490	1,210,751	543,414	2,304,536	4,286,191
Book value of non-controlling interests		111,470	593,268	184,326	565,796	1,454,860
Sales		23,263	1,425,913	505,291	1,709,390	3,663,857
Profit for the year		16,455	97,881	17,954	91,566	223,856
Profit for the year attributable to non-controlling interests		8,063	47,962	6,090	(24,370)	37,745
Cash flows from operating activities		68,475	81,419	4,918	231,653	386,465
Cash flows from investing activities		22,604	27,372	18,712	(747,507)	(678,819)
Cash flows from financing activities before dividends to non-controlling interests		(9,609)	(33,187)	(7,260)	582,580	532,524
Dividends to non-controlling interests		(8,834)	(26,438)	(3,071)	(4,001)	(42,344)
Effect of exchange rate fluctuation		8,807	(486)	5	(11,023)	(2,697)
Net increase of cash and cash equivalents		81,443	48,680	13,304	51,702	195,129

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

June 30, 2023 and 2022 (Unaudited)

16.	Consolidated Subsidiaries, Continued

(7)	Changes in goodwill

(i)	Details of goodwill as of June 30, 2023 and December 31, 2022 are as follows:

In millions of won	June 30, 2023		December 31, 2022
Acquisition cost	~~W~~	125,525	100,093
Less: accumulated impairment		—	—

Carrying book value	~~W~~	125,525	100,093

(ii)	Changes in goodwill for the six-month period ended June 30, 2023 and for the year ended December 31, 2022 are as follows:

In millions of won

	June 30, 2023
	Beginning		Increase (*)	Decrease	Others	Ending
Acquisition cost	~~W~~	100,093	25,432	—	—	125,525
Less: accumulated impairment		—	—	—	—	—

Carrying book value	~~W~~	100,093	25,432	—	—	125,525

(*)

The Group recorded ~~W~~25,432 of increase for the six-month period ended June 30, 2023 as an entity, Chile Solar JV SpA, was newly included in the scope of consolidation due to the Group’s additional acquisition of shares in the entity, and adjustments to the amounts for the period before March 31, 2024, the date after one year passed from the end of the transaction, will be reflected in goodwill.

In millions of won

	December 31, 2022
	Beginning		Increase	Decrease	Others	Ending
Acquisition cost	~~W~~	105,647	—	—	(5,554)	100,093
Less: accumulated impairment		—	—	—	—	—

Carrying book value	~~W~~	105,647	—	—	(5,554)	100,093

(8)	Disposals of subsidiaries

The Group is proceeding the liquidation process of KEPCO Lebanon SARL, its subsidiary, and has completed the liquidation process of other subsidiary, KHNP Spain, S.L. during the six-month period ended June 30, 2023. The Group has completed the liquidation process of EWPRC Biomass Holdings, LLC, KEPCO Alamosa LLC, and KEPCO Mangilao America LLC, and has disposed of shares of KEPCO Solar of Alamosa LLC during the year ended December 31, 2022.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

June 30, 2023 and 2022 (Unaudited)

17.	Investments in Associates and Joint Ventures

(1)	Investments in associates and joint ventures as of June 30, 2023 and December 31, 2022 are as follows:

In millions of won
June 30, 2023
Investees	Key operation activities	Location	Percentage of ownership	Acquisition cost		Book value
<Associates>
Korea Gas Corporation	Importing and wholesaling LNG	Korea	20.47%	~~W~~	94,500	2,126,050
YTN Co., Ltd. (*1)	Broadcasting	Korea	21.43%		59,000	53,206
Hyundai Green Power Co., Ltd.	Power generation equipment consignment and operation service	Korea	29.00%		88,885	117,143
Korea Power Exchange (*2)	Management of power market and others	Korea	100.00%		127,839	279,295
SPC Power Corporation (*3)	Power generation	Philippines	38.00%		20,635	79,217
Gemeng International Energy Co., Ltd.	Power generation	China	34.00%		413,153	570,974
PT. Cirebon Electric Power	Power generation	Indonesia	27.50%		40,365	134,823
PT Wampu Electric Power	Power generation	Indonesia	46.00%		21,292	37,488
PT. Bayan Resources TBK	Resources development	Indonesia	20.00%		615,860	654,206
S-Power Co., Ltd.	Power generation	Korea	49.00%		132,300	153,619
Xe-Pian Xe-Namnoy Power Co., Ltd.	Power generation	Laos	25.00%		87,426	120,946
Goseong Green Power Co., Ltd.	Power generation	Korea	29.00%		262,740	310,282
Gangneung Eco Power Co., Ltd.	Power generation	Korea	29.00%		261,000	280,285
Shin Pyeongtaek Power Co., Ltd.	Power generation	Korea	40.00%		72,000	170,049
Dongducheon Dream Power Co., Ltd. (*4)	Power generation	Korea	33.61%		148,105	86,361
GS Donghae Electric Power Co., Ltd.	Power generation	Korea	34.00%		204,000	262,381
Nepal Water & Energy Development Company Private Limited (*5)	Construction and operation of utility plant	Nepal	76.73%		101,549	106,124
Indeck Niles Development, LLC	Holding company	USA	50.00%		263,825	325,607
PT. Cirebon Energi Prasarana (*6)	Power generation	Indonesia	10.00%		26,710	77,306
Others (Gangwon Wind Power Co., Ltd. and 75 others)					334,749	326,591

					3,375,933	6,271,953

<Joint ventures>
Shuweihat Asia Power Investment B.V.	Holding company	Netherland	49.00%		44,405	73,240
KEPCO SPC Power Corporation (*3,7)	Construction and operation of utility plant	Philippines	75.20%		94,579	202,115
Datang Chifeng Renewable Power Co., Ltd.	Power generation	China	40.00%		121,928	200,135
Datang KEPCO Chaoyang Renewable Power Co., Ltd.	Power generation	China	40.00%		39,872	45,360
Rabigh Electricity Company	Power generation	Saudi Arabia	40.00%		109,743	244,930
Jamaica Public Service Company Limited	Power generation	Jamaica	40.00%		301,910	357,202
Amman Asia Electric Power Company (*7)	Power generation	Jordan	60.00%		111,476	228,095
Chun-cheon Energy Co., Ltd.	Power generation	Korea	29.90%		52,700	36,343
Nghi Son 2 Power LLC	Power generation	Vietnam	50.00%		175,261	442,995
Kelar S.A. (*7)	Power generation	Chile	65.00%		78,060	133,372
PT. Tanjung Power Indonesia	Power generation	Indonesia	35.00%		57,039	100,847
South Jamaica Power Company Limited	Power generation	Jamaica	20.00%		20,430	43,986
RE Holiday Holdings LLC	Power generation	USA	50.00%		42,948	82,345
RE Pioneer Holdings LLC	Power generation	USA	50.00%		27,891	52,895
Solar Philippines Calatagan Corporation	Power generation	Philippines	38.00%		47,903	56,319
PT Barito Wahana Tenaga	Power generation	Indonesia	30.61%		59,574	153,794
OneEnergy Asia Limited	Power generation	Vietnam	40.00%		160,108	244,555
Prime Swedish Holding AB	Holding company	Sweden	45.00%		35,410	38,069
Others (Dangjin Eco Power Co., Ltd. and 88 others)					811,046	749,842

					2,392,283	3,486,439

				~~W~~	5,768,216	9,758,392

(*1)

The Group planned to sell its investments in YTN Co., Ltd. following the resolution made at the Board of Directors’ meeting held on November 23, 2022, but since the final sale will be subject to approval by the Korea Communications Commission and the Fair Trade Commission, the Group is planning to classify the shares as assets-held-for-sale after the approval.

(*2)

The effective percentage of ownership is 100%. However, the Government regulates the Group’s ability to make operating and financial decisions over the entity, as the Government requires maintaining arms-length transactions between KPX and the Group’s other subsidiaries. Accordingly, the entity is not classified as a consolidated subsidiary. The Group can exercise significant influence by virtue of right to nominate directors to the board of directors of the entity.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

June 30, 2023 and 2022 (Unaudited)

17.	Investments in Associates and Joint Ventures, Continued

(1)	Investments in associates and joint ventures as of June 30, 2023 and December 31, 2022 are as follows, continued:

(*3)	The Group is planning to sell its investment in SPC Power Corporation, KEPCO SPC Power Corporation and time or proceeds of sales are not specified as of June 30, 2023.
(*4)	The effective percentage of ownership is 34.01% considering the conversion of redeemable convertible preferred stock into ordinary stock.
(*5)

The effective percentage of ownership is more than 50% but the Group does not hold control over the entity according to the shareholders’ agreement. Accordingly, the entity is classified as an associate.

(*6)

The effective percentage of ownership is less than 20%. However, the entity is classified as an associate because the Group exercises significant influence over the decisions related to finance and operation.

(*7)

The effective percentage of ownership is more than 50%. However, according to the shareholders’ agreement, all critical financial and operating decisions must be agreed to by all ownership parties and the Group can exercise same voting rights as other shareholders at the board of directors. Accordingly, the entities are classified as joint ventures.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

June 30, 2023 and 2022 (Unaudited)

17.	Investments in Associates and Joint Ventures, Continued

(1)	Investments in associates and joint ventures as of June 30, 2023 and December 31, 2022 are as follows, continued:

In millions of won
December 31, 2022
Investees	Key operation activities	Location	Percentage of ownership	Acquisition cost		Book value
<Associates>
Korea Gas Corporation	Importing and wholesaling LNG	Korea	20.47%	~~W~~	94,500	2,085,296
YTN Co., Ltd. (*1)	Broadcasting	Korea	21.43%		59,000	55,027
Hyundai Green Power Co., Ltd.	Power generation equipment consignment and operation service	Korea	29.00%		88,885	119,791
Korea Power Exchange (*2)	Management of power market and others	Korea	100.00%		127,839	275,126
SPC Power Corporation (*3)	Power generation	Philippines	38.00%		20,635	70,868
Gemeng International Energy Co., Ltd.	Power generation	China	34.00%		413,153	578,821
PT. Cirebon Electric Power	Power generation	Indonesia	27.50%		40,365	135,114
PT Wampu Electric Power	Power generation	Indonesia	46.00%		21,292	37,743
PT. Bayan Resources TBK	Resources development	Indonesia	20.00%		615,860	684,719
S-Power Co., Ltd.	Power generation	Korea	49.00%		132,300	141,128
Xe-Pian Xe-Namnoy Power Co., Ltd.	Power generation	Laos	25.00%		87,426	115,584
Goseong Green Power Co., Ltd.	Power generation	Korea	29.00%		262,740	288,893
Gangneung Eco Power Co., Ltd. (*8)	Power generation	Korea	1.61%		2,900	—
Shin Pyeongtaek Power Co., Ltd.	Power generation	Korea	40.00%		72,000	133,823
Dongducheon Dream Power Co., Ltd. (*4)	Power generation	Korea	33.61%		148,105	89,300
GS Donghae Electric Power Co., Ltd.	Power generation	Korea	34.00%		204,000	260,145
Nepal Water & Energy Development Company Private Limited (*5)	Construction and operation of utility plant	Nepal	69.06%		70,228	69,940
Indeck Niles Development, LLC	Power generation	USA	50.00%		263,825	302,038
PT. Cirebon Energi Prasarana (*6)	Power generation	Indonesia	10.00%		26,710	69,035
Others (Gangwon Wind Power Co., Ltd. and 77 others)					337,920	332,073

					3,089,683	5,844,464

<Joint ventures>
Shuweihat Asia Power Investment B.V.	Holding company	Netherland	49.00%		44,405	66,452
KEPCO SPC Power Corporation (*3,7)	Construction and operation of utility plant	Philippines	75.20%		94,579	179,594
Datang Chifeng Renewable Power Co., Ltd.	Power generation	China	40.00%		121,928	191,982
Datang KEPCO Chaoyang Renewable Power Co., Ltd.	Power generation	China	40.00%		39,872	44,398
Rabigh Electricity Company	Power generation	Saudi Arabia	40.00%		109,743	214,607
Jamaica Public Service Company Limited	Power generation	Jamaica	40.00%		301,910	331,407
Amman Asia Electric Power Company (*7)	Power generation	Jordan	60.00%		111,476	220,254
Chun-cheon Energy Co., Ltd.	Power generation	Korea	29.90%		52,700	32,044
Nghi Son 2 Power LLC	Power generation	Vietnam	50.00%		175,261	408,839
Kelar S.A. (*7)	Power generation	Chile	65.00%		78,060	117,137
PT. Tanjung Power Indonesia	Power generation	Indonesia	35.00%		57,039	92,907
South Jamaica Power Company Limited	Power generation	Jamaica	20.00%		20,430	46,437
RE Holiday Holdings LLC	Power generation	USA	50.00%		42,948	85,370
RE Pioneer Holdings LLC	Power generation	USA	50.00%		27,891	55,172
Solar Philippines Calatagan Corporation	Power generation	Philippines	38.00%		47,903	56,902
PT Barito Wahana Tenaga	Power generation	Indonesia	30.61%		59,574	137,047
OneEnergy Asia Limited	Power generation	Vietnam	40.00%		115,949	172,218
Prime Swedish Holding AB	Holding company	Sweden	45.00%		35,410	36,245
Others (Dangjin Eco Power Co., Ltd. and 88 others)					795,501	658,572

					2,332,579	3,147,584

				~~W~~	5,422,262	8,992,048

(*1)

The Group is planning to sell its investments in YTN Co., Ltd. based on the resolution of the Board of Directors on November 23, 2022, but investments in YTN Co., Ltd. are not classified as assets held-for-sale as the Group hasn’t started the active selling procedures as of December 31, 2022.

(*2)

The effective percentage of ownership is 100%. However, the Government regulates the Group’s ability to make operating and financial decisions over the entity, as the Government requires maintaining arms-length transactions between KPX and the Group’s other subsidiaries. Accordingly, the entity is not classified as a consolidated subsidiary. The Group can exercise significant influence by virtue of right to nominate directors to the board of directors of the entity.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

June 30, 2023 and 2022 (Unaudited)

17.	Investments in Associates and Joint Ventures, Continued

(1)	Investments in associates and joint ventures as of June 30, 2023 and December 31, 2022 are as follows, continued:

(*3)	The Group is planning to sell its investment in SPC Power Corporation, KEPCO SPC Power Corporation and time or proceeds of sales are not specified as of December 31, 2022.
(*4)	The effective percentage of ownership is 34.01% considering the conversion of redeemable convertible preferred stock into ordinary stock.
(*5)

The effective percentage of ownership is more than 50% but the Group does not hold control over the entity according to the shareholders’ agreement. Accordingly, the entity is classified as an associate.

(*6)

The effective percentage of ownership is less than 20%. However, the entity is classified as an associate because the Group exercises significant influence over the decisions related to finance and operation.

(*7)

The effective percentage of ownership is more than 50%. However, according to the shareholders’ agreement, all critical financial and operating decisions must be agreed to by all ownership parties and the Group can exercise same voting rights as other shareholders at the board of directors. Accordingly, the entities are classified as joint ventures.

(*8)

The effective percentage of ownership is less than 20%. However, the Group can exercise significant influence by virtue of its contractual right to appoint directors to the board of directors of the entity, and by strict decision criteria of the Group’s financial and operating policy of the board of directors.

(2)	The fair value of associates which are actively traded on an open market and have a readily available market value as of June 30, 2023 and December 31, 2022 are as follows:

In millions of won

Investees	June 30, 2023		December 31, 2022
<Associates>
Korea Electric Power Industrial Development Co., Ltd.	~~W~~	70,905	80,454
Korea Gas Corporation		485,730	684,180
YTN Co., Ltd.		62,100	50,220
SPC Power Corporation		114,616	121,995
PT. Bayan Resources TBK		9,052,000	11,326,001

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

June 30, 2023 and 2022 (Unaudited)

17.	Investments in Associates and Joint Ventures, Continued

(3)	Changes in investments in associates and joint ventures for the six-month period ended June 30, 2023 and for the year ended December 31, 2022 are as follows:

In millions of won

June 30, 2023
Investees	Beginning balance		Acquisition	Disposals	Dividends received	Share of income (loss)	Other comprehen- sive income (loss)	Others	Ending balance
<Associates>
Korea Gas Corporation	~~W~~	2,085,296	—	—	—	13,425	27,287	42	2,126,050
YTN Co., Ltd.		55,027	—	—	(540)	(1,320)	(4)	43	53,206
Hyundai Green Power Co., Ltd.		119,791	—	—	(3,555)	907	—	—	117,143
Korea Power Exchange		275,126	—	—	—	4,169	—	—	279,295
SPC Power Corporation		70,868	—	—	—	6,052	2,297	—	79,217
Gemeng International Energy Co., Ltd.		578,821	—	—	(12,702)	4,086	3,465	(2,696)	570,974
PT. Cirebon Electric Power		135,114	—	—	(9,971)	4,899	—	4,781	134,823
PT Wampu Electric Power		37,743	—	—	(1,437)	(2,728)	2,577	1,333	37,488
PT. Bayan Resources TBK		684,719	—	—	(213,968)	145,408	38,080	(33)	654,206
S-Power Co., Ltd.		141,128	—	—	—	12,491	—	—	153,619
Xe-Pian Xe-Namnoy Power Co., Ltd.		115,584	—	—	—	1,387	3,975	—	120,946
Goseong Green Power Co., Ltd.		288,893	—	—	—	21,404	—	(15)	310,282
Gangneung Eco Power Co., Ltd.		—	258,100	—	—	22,185	—	—	280,285
Shin Pyeongtaek Power Co., Ltd.		133,823	—	—	(26,880)	63,106	—	—	170,049
Dongducheon Dream Power Co., Ltd.		89,300	—	—	—	(3,456)	—	517	86,361
GS Donghae Electric Power Co., Ltd.		260,145	—	—	(9,249)	11,485	—	—	262,381
Nepal Water & Energy Development Company Private Limited		69,940	31,321	—	—	2,160	2,703	—	106,124
Indeck Niles Development, LLC		302,038	—	—	—	12,295	257	11,017	325,607
PT. Cirebon Energi Prasarana		69,035	—	—	—	4,987	727	2,557	77,306
Others (Gangwon Wind Power Co., Ltd. and 76 others)		332,073	8,571	(248)	(15,021)	6,856	811	(6,451)	326,591

		5,844,464	297,992	(248)	(293,323)	329,798	82,175	11,095	6,271,953

<Joint ventures>
Shuweihat Asia Power Investment B.V.		66,452	—	—	(508)	69	7,227	—	73,240
KEPCO SPC Power Corporation		179,594	—	—	—	14,617	7,904	—	202,115
Datang Chifeng Renewable Power Co., Ltd.		191,982	—	—	—	8,841	(688)	—	200,135
Datang KEPCO Chaoyang Renewable Power Co., Ltd.		44,398	—	—	—	1,091	(129)	—	45,360
Rabigh Electricity Company		214,607	—	—	—	20,191	10,132	—	244,930
Jamaica Public Service Company Limited		331,407	—	—	—	13,709	11,632	454	357,202
Amman Asia Electric Power Company		220,254	—	—	(7,754)	7,711	7,884	—	228,095
Chun-cheon Energy Co., Ltd.		32,044	—	—	—	4,299	—	—	36,343
Nghi Son 2 Power LLC		408,839	—	—	—	2,545	31,611	—	442,995
Kelar S.A.		117,137	—	—	—	11,026	840	4,369	133,372
PT. Tanjung Power Indonesia		92,907	—	—	—	4,319	3,907	(286)	100,847
South Jamaica Power Company Limited		46,437	—	—	(6,095)	2,166	1,478	—	43,986
RE Holiday Holdings LLC		85,370	—	—	(1,445)	(3,537)	1,957	—	82,345
RE Pioneer Holdings LLC		55,172	—	—	(1,162)	(2,138)	1,023	—	52,895
Solar Philippines Calatagan Corporation		56,902	—	—	(6,020)	3,010	2,427	—	56,319
PT Barito Wahana Tenaga		137,047	—	—	—	8,704	8,043	—	153,794
OneEnergy Asia Limited		172,218	44,159	—	—	18,515	9,663	—	244,555
Prime Swedish Holding AB		36,245	—	—	—	(127)	—	1,951	38,069
Others (Dangjin Eco Power Co., Ltd. and 90 others)		658,572	14,829	(1,188)	(12,499)	24,257	65,755	116	749,842

		3,147,584	58,988	(1,188)	(35,483)	139,268	170,666	6,604	3,486,439

	~~W~~	8,992,048	356,980	(1,436)	(328,806)	469,066	252,841	17,699	9,758,392

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

June 30, 2023 and 2022 (Unaudited)

17.	Investments in Associates and Joint Ventures, Continued

(3)	Changes in investments in associates and joint ventures for the six-month period ended June 30, 2023 and for the year ended December 31, 2022 are as follows, continued:

In millions of won

December 31, 2022
Investees	Beginning balance		Acquisition	Disposals	Dividends received	Share of income (loss)	Other comprehen- sive income (loss)	Others	Ending balance
<Associates>
Korea Gas Corporation	~~W~~	1,815,513	—	—	(51,559)	305,638	7,746	7,958	2,085,296
YTN Co., Ltd.		51,828	—	—	(450)	1,565	(34)	2,118	55,027
Hyundai Green Power Co., Ltd.		121,955	—	—	(4,008)	1,770	1,345	(1,271)	119,791
Korea Power Exchange		269,728	—	—	—	772	—	4,626	275,126
SPC Power Corporation		65,046	—	—	(2,694)	1,188	7,330	(2)	70,868
Gemeng International Energy Co., Ltd.		595,218	—	—	—	(233)	(16,164)	—	578,821
PT. Cirebon Electric Power		121,969	—	—	(10,659)	14,776	704	8,324	135,114
PT Wampu Electric Power		35,077	—	—	(5,551)	5,848	54	2,315	37,743
PT. Bayan Resources TBK		661,289	—	—	(515,139)	531,528	7,041	—	684,719
S-Power Co., Ltd.		122,786	—	—	—	18,342	—	—	141,128
Xe-Pian Xe-Namnoy Power Co., Ltd.		92,441	—	—	—	15,582	7,561	—	115,584
Goseong Green Power Co., Ltd.		260,858	—	—	—	27,992	—	43	288,893
Gangneung Eco Power Co., Ltd.		2,288	—	—	—	(2,288)	—	—	—
Shin Pyeongtaek Power Co., Ltd.		93,074	—	—	—	40,713	—	36	133,823
Dongducheon Dream Power Co., Ltd.		74,198	—	—	—	15,086	—	16	89,300
GS Donghae Electric Power Co., Ltd.		243,772	—	—	—	15,717	—	656	260,145
Nepal Water & Energy Development Company Private Limited		66,333	—	—	—	(923)	4,530	—	69,940
Indeck Niles Development, LLC		246,273	—	(4,289)	—	21,975	21,840	16,239	302,038
PT. Cirebon Energi Prasarana		—	24,052	—	—	35,315	6,963	2,705	69,035
Others (Gangwon Wind Power Co., Ltd. and 82 others)		292,727	70,985	(27,109)	(9,268)	41,225	(3,648)	(32,839)	332,073

		5,232,373	95,037	(31,398)	(599,328)	1,091,588	45,268	10,924	5,844,464

<Joint ventures>
Shuweihat Asia Power Investment B.V.		37,069	—	—	(3,545)	(1,303)	34,231	—	66,452
KEPCO SPC Power Corporation		198,979	—	—	(34,280)	27,591	(12,696)	—	179,594
Datang Chifeng Renewable Power Co., Ltd.		204,587	—	—	(8,732)	2,849	(6,722)	—	191,982
Datang KEPCO Chaoyang Renewable Power Co., Ltd.		44,217	—	—	(2,694)	3,936	(1,061)	—	44,398
Rabigh Electricity Company		143,678	—	—	(11,447)	31,523	50,853	—	214,607
Jamaica Public Service Company Limited		294,649	—	—	(7,752)	28,541	19,494	(3,525)	331,407
Amman Asia Electric Power Company		178,679	—	—	(19,350)	23,442	37,483	—	220,254
Chun-cheon Energy Co., Ltd.		25,896	—	—	—	6,148	—	—	32,044
Nghi Son 2 Power LLC		—	172,480	—	—	51,218	185,141	—	408,839
Kelar S.A.		86,695	—	—	—	3,695	21,241	5,506	117,137
PT. Tanjung Power Indonesia		46,546	30,147	—	(6,104)	4,645	18,323	(650)	92,907
South Jamaica Power Company Limited		37,360	—	—	—	6,625	2,452	—	46,437
RE Holiday Holdings LLC		73,167	—	—	(2,288)	2,526	11,965	—	85,370
RE Pioneer Holdings LLC		47,015	—	—	(1,337)	(275)	9,769	—	55,172
Solar Philippines Calatagan Corporation		58,231	—	—	(1,710)	6,081	(5,700)	—	56,902
PT Barito Wahana Tenaga		81,595	39	—	—	13,352	42,061	—	137,047
OneEnergy Asia Limited		79,700	39,033	—	—	(18,294)	71,779	—	172,218
Prime Swedish Holding AB		15,441	20,896	—	—	(261)	—	169	36,245
Others (Dangjin Eco Power Co., Ltd. and 87 others)		585,507	29,438	(35,915)	(13,373)	54,666	28,931	9,318	658,572

		2,239,011	292,033	(35,915)	(112,612)	246,705	507,544	10,818	3,147,584

	~~W~~	7,471,384	387,070	(67,313)	(711,940)	1,338,293	552,812	21,742	8,992,048

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

June 30, 2023 and 2022 (Unaudited)

17.	Investments in Associates and Joint Ventures, Continued

(4)	Summary of financial information of associates and joint ventures as of and for the six-month period ended June 30, 2023 and for the year ended December 31, 2022 are as follows:

In millions of won
June 30, 2023
Investees	Total assets		Total liabilities	Sales	Profit (loss) for the period
<Associates>
Korea Gas Corporation (*)	~~W~~	57,067,084	46,464,297	26,057,563	65,585
YTN Co., Ltd.		347,021	98,727	59,082	(4,424)
Hyundai Green Power Co., Ltd.		746,520	342,580	50,871	3,128
Korea Power Exchange		314,539	35,244	57,663	4,037
SPC Power Corporation		295,924	33,441	52,442	19,173
Gemeng International Energy Co., Ltd.		7,768,472	5,438,340	1,469,931	19,895
PT. Cirebon Electric Power		676,370	186,105	132,309	17,814
PT Wampu Electric Power		208,831	127,335	9,783	(5,932)
PT. Bayan Resources TBK		3,602,681	1,143,959	2,640,760	987,350
S-Power Co., Ltd.		768,668	452,632	587,756	26,238
Xe-Pian Xe-Namnoy Power Co., Ltd.		1,400,778	913,026	80,399	3,349
Goseong Green Power Co., Ltd.		5,645,571	4,571,639	879,115	72,337
Gangneung Eco Power Co., Ltd.		5,419,537	4,620,571	801,384	74,677
Shin Pyeongtaek Power Co., Ltd.		1,278,365	824,715	569,201	157,011
Dongducheon Dream Power Co., Ltd.		1,354,842	1,061,941	1,038,140	(10,690)
GS Donghae Electric Power Co., Ltd.		2,139,764	1,368,055	498,261	33,781
Nepal Water & Energy Development Company Private Limited		283,862	146,825	35,040	(1,085)
Indeck Niles Development, LLC		1,209,606	751,735	147,846	23,962
PT. Cirebon Energi Prasarana		3,642,479	2,869,416	189,539	49,874

<Joint ventures>
Shuweihat Asia Power Investment B.V.		149,470	—	—	143
KEPCO SPC Power Corporation		291,876	23,106	137,514	19,122
Datang Chifeng Renewable Power Co., Ltd.		834,360	334,023	67,770	21,750
Datang KEPCO Chaoyang Renewable Power Co., Ltd.		168,161	54,761	13,804	2,713
Rabigh Electricity Company		2,663,331	1,928,589	164,625	38,373
Jamaica Public Service Company Limited		2,326,808	1,468,262	647,767	36,429
Amman Asia Electric Power Company		756,532	376,374	10,100	16,941
Chun-cheon Energy Co., Ltd.		627,933	505,566	332,673	14,650
Nghi Son 2 Power LLC		3,863,541	2,977,551	363,900	8,940
Kelar S.A.		717,078	516,547	60,602	11,562
PT. Tanjung Power Indonesia		756,469	468,333	51,125	6,587
South Jamaica Power Company Limited		519,065	299,124	118,775	11,115
RE Holiday Holdings LLC		345,371	180,681	3,254	(3,535)
RE Pioneer Holdings LLC		260,684	154,895	3,019	(2,245)
Solar Philippines Calatagan Corporation		148,169	42,591	7,617	3,927
PT Barito Wahana Tenaga		502,393	—	—	33,637
OneEnergy Asia Limited		1,769,683	1,222,077	391,244	42,858
Prime Swedish Holding AB		82,004	123	—	(281)

(*)	The profit for the six-month period ended June 30, 2023 is reduced by the associate entity’s net income (loss) attributable to non-controlling interests.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

June 30, 2023 and 2022 (Unaudited)

17.	Investments in Associates and Joint Ventures, Continued

(4)	Summary of financial information of associates and joint ventures as of and for the six-month period ended June 30, 2023 and for the year ended December 31, 2022 are as follows, continued:

In millions of won
December 31, 2022
Investees	Total assets		Total liabilities	Sales	Profit (loss) for the year
<Associates>
Korea Gas Corporation (*)	~~W~~	62,424,983	52,014,243	51,724,287	1,497,008
YTN Co., Ltd.		364,115	107,324	152,187	7,250
Hyundai Green Power Co., Ltd.		773,998	360,926	105,374	5,010
Korea Power Exchange		311,690	36,564	118,501	1,036
SPC Power Corporation		254,951	26,417	80,630	25,614
Gemeng International Energy Co., Ltd.		7,796,180	5,460,183	3,183,398	11,637
PT. Cirebon Electric Power		691,311	199,987	287,261	53,730
PT Wampu Electric Power		209,815	127,764	21,773	12,713
PT. Bayan Resources TBK		4,994,538	2,518,129	6,076,844	3,042,123
S-Power Co., Ltd.		937,067	646,411	1,091,425	37,104
Xe-Pian Xe-Namnoy Power Co., Ltd.		1,371,292	904,907	174,693	61,020
Goseong Green Power Co., Ltd.		5,518,258	4,516,607	1,999,825	26,981
Gangneung Eco Power Co., Ltd.		4,907,872	4,900,408	435,755	(142,387)
Shin Pyeongtaek Power Co., Ltd.		1,203,406	839,568	957,062	100,554
Dongducheon Dream Power Co., Ltd.		1,521,089	1,219,018	2,240,175	43,072
GS Donghae Electric Power Co., Ltd.		2,130,287	1,365,156	1,053,112	46,226
Nepal Water & Energy Development Company Private Limited		241,061	141,199	70,923	(1,364)
Indeck Niles Development, LLC		1,178,303	762,139	302,041	(22,541)
PT. Cirebon Energi Prasarana		3,361,288	2,670,941	319,986	36,451

<Joint ventures>
Shuweihat Asia Power Investment B.V.		135,646	29	—	(2,660)
KEPCO SPC Power Corporation		267,904	29,082	253,145	44,751
Datang Chifeng Renewable Power Co., Ltd.		835,331	355,377	140,343	42,889
Datang KEPCO Chaoyang Renewable Power Co., Ltd.		168,680	57,685	29,459	4,919
Rabigh Electricity Company		2,520,946	1,855,836	322,108	65,550
Jamaica Public Service Company Limited		2,310,611	1,515,361	1,499,897	69,458
Amman Asia Electric Power Company		759,885	392,795	28,665	39,090
Chun-cheon Energy Co., Ltd.		629,202	521,212	585,641	19,940
Nghi Son 2 Power LLC		3,652,801	2,835,123	589,023	102,436
Kelar S.A.		689,802	514,085	107,577	943
PT. Tanjung Power Indonesia		730,239	464,791	99,169	13,619
South Jamaica Power Company Limited		521,558	289,359	314,064	33,348
RE Holiday Holdings LLC		351,243	180,503	22,671	3,022
RE Pioneer Holdings LLC		263,232	152,888	15,701	369
Solar Philippines Calatagan Corporation		113,327	36,756	17,728	10,194
PT Barito Wahana Tenaga		447,688	—	—	49,471
OneEnergy Asia Limited		1,039,987	673,223	—	16,041
Prime Swedish Holding AB		77,942	114	—	(577)

(*)	The profit for the year ended December 31, 2022 is reduced by the associate entity’s net income (loss) attributable to non-controlling interests.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

June 30, 2023 and 2022 (Unaudited)

17.	Investments in Associates and Joint Ventures, Continued

(5)	Financial information of associates and joint ventures reconciled to the Group’s investments in consolidated financial statements as of June 30, 2023 and December 31, 2022 are as follows:

In millions of won
June 30, 2023
Investees	Net assets		Percentage of ownership (*)	Share in net assets	Investment differential	Intercompany transaction	Others	Book value
<Associates>
Korea Gas Corporation	~~W~~	10,602,787	20.47%	2,170,391	—	—	(44,341)	2,126,050
YTN Co., Ltd.		248,294	21.43%	53,206	—	—	—	53,206
Hyundai Green Power Co., Ltd.		403,940	29.00%	117,143	—	—	—	117,143
Korea Power Exchange		279,295	100.00%	279,295	—	—	—	279,295
SPC Power Corporation		262,483	38.00%	99,744	—	—	(20,527)	79,217
Gemeng International Energy Co., Ltd.		2,330,132	34.00%	792,245	—	—	(221,271)	570,974
PT. Cirebon Electric Power		490,265	27.50%	134,823	—	—	—	134,823
PT Wampu Electric Power		81,496	46.00%	37,488	—	—	—	37,488
PT. Bayan Resources TBK		2,458,722	20.00%	491,745	238,841	—	(76,380)	654,206
S-Power Co., Ltd.		316,036	49.00%	154,858	—	(1,239)	—	153,619
Xe-Pian Xe-Namnoy Power Co., Ltd.		487,752	25.00%	121,938	305	(1,008)	(289)	120,946
Goseong Green Power Co., Ltd.		1,073,932	29.00%	311,440	—	(1,158)	—	310,282
Gangneung Eco Power Co., Ltd.		798,966	29.00%	231,700	48,663	(78)	—	280,285
Shin Pyeongtaek Power Co., Ltd.		453,650	40.00%	181,460	3,559	(14,970)	—	170,049
Dongducheon Dream Power Co., Ltd.		292,901	34.01%	99,616	1,757	(2,430)	(12,582)	86,361
GS Donghae Electric Power Co., Ltd.		771,709	34.00%	262,381	—	—	—	262,381
Nepal Water & Energy Development Company Private Limited		137,037	76.73%	105,152	972	—	—	106,124
Indeck Niles Development, LLC		457,871	50.00%	228,936	92,302	—	4,369	325,607
PT. Cirebon Energi Prasarana		773,063	10.00%	77,306	—	—	—	77,306

<Joint ventures>
Shuweihat Asia Power Investment B.V.		149,470	49.00%	73,240	—	—	—	73,240
KEPCO SPC Power Corporation		268,770	75.20%	202,115	—	—	—	202,115
Datang Chifeng Renewable Power Co., Ltd.		500,337	40.00%	200,135	—	—	—	200,135
Datang KEPCO Chaoyang Renewable Power Co., Ltd.		113,400	40.00%	45,360	—	—	—	45,360
Rabigh Electricity Company		734,742	40.00%	293,896	—	(48,162)	(804)	244,930
Jamaica Public Service Company Limited		858,546	40.00%	343,418	29,357	—	(15,573)	357,202
Amman Asia Electric Power Company		380,158	60.00%	228,095	—	—	—	228,095
Chun-cheon Energy Co., Ltd.		122,367	29.90%	36,588	3	—	(248)	36,343
Nghi Son 2 Power LLC		885,990	50.00%	442,995	—	—	—	442,995
Kelar S.A.		200,531	65.00%	130,345	3,027	—	—	133,372
PT. Tanjung Power Indonesia		288,136	35.00%	100,847	—	—	—	100,847
South Jamaica Power Company Limited		219,941	20.00%	43,988	—	—	(2)	43,986
RE Holiday Holdings LLC		164,690	50.00%	82,345	—	—	—	82,345
RE Pioneer Holdings LLC		105,789	50.00%	52,895	—	—	—	52,895
Solar Philippines Calatagan Corporation		105,578	38.00%	40,120	—	—	16,199	56,319
PT Barito Wahana Tenaga		502,393	30.61%	153,794	—	—	—	153,794
OneEnergy Asia Limited		547,606	40.00%	219,042	25,513	—	—	244,555
Prime Swedish Holding AB		81,881	45.00%	36,847	1,222	—	—	38,069

(*)	The percentage of ownership shown above is after considering the treasury stocks and others.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

June 30, 2023 and 2022 (Unaudited)

17.	Investments in Associates and Joint Ventures, Continued

(5)	Financial information of associates and joint ventures reconciled to the Group’s investments in consolidated financial statements as of June 30, 2023 and December 31, 2022 are as follows, continued:

In millions of won
December 31, 2022
Investees	Net assets		Percentage of ownership (*)	Share in net assets	Investment differential	Intercompany transaction	Others	Book value
<Associates>
Korea Gas Corporation	~~W~~	10,410,740	20.47%	2,131,078	—	—	(45,782)	2,085,296
YTN Co., Ltd.		256,791	21.43%	55,027	—	—	—	55,027
Hyundai Green Power Co., Ltd.		413,072	29.00%	119,791	—	—	—	119,791
Korea Power Exchange		275,126	100.00%	275,126	—	—	—	275,126
SPC Power Corporation		228,534	38.00%	86,843	—	—	(15,975)	70,868
Gemeng International Energy Co., Ltd.		2,335,997	34.00%	794,239	—	—	(215,418)	578,821
PT. Cirebon Electric Power		491,324	27.50%	135,114	—	—	—	135,114
PT Wampu Electric Power		82,051	46.00%	37,743	—	—	—	37,743
PT. Bayan Resources TBK		2,476,409	20.00%	495,282	265,817	—	(76,380)	684,719
S-Power Co., Ltd.		290,656	49.00%	142,421	—	(1,293)	—	141,128
Xe-Pian Xe-Namnoy Power Co., Ltd.		466,385	25.00%	116,596	305	(1,028)	(289)	115,584
Goseong Green Power Co., Ltd.		1,001,651	29.00%	290,479	—	(1,586)	—	288,893
Gangneung Eco Power Co., Ltd.		7,464	1.61%	120	—	(134)	14	—
Shin Pyeongtaek Power Co., Ltd.		363,838	40.00%	145,535	3,559	(15,271)	—	133,823
Dongducheon Dream Power Co., Ltd.		302,071	34.01%	102,734	1,757	(2,609)	(12,582)	89,300
GS Donghae Electric Power Co., Ltd.		765,131	34.00%	260,145	—	—	—	260,145
Nepal Water & Energy Development Company Private Limited		99,862	69.06%	68,968	972	—	—	69,940
Indeck Niles Development, LLC		416,164	50.00%	208,082	93,956	—	—	302,038
PT. Cirebon Energi Prasarana		690,347	10.00%	69,035	—	—	—	69,035

<Joint ventures>
Shuweihat Asia Power Investment B.V.		135,617	49.00%	66,452	—	—	—	66,452
KEPCO SPC Power Corporation		238,822	75.20%	179,594	—	—	—	179,594
Datang Chifeng Renewable Power Co., Ltd.		479,954	40.00%	191,982	—	—	—	191,982
Datang KEPCO Chaoyang Renewable Power Co., Ltd.		110,995	40.00%	44,398	—	—	—	44,398
Rabigh Electricity Company		665,110	40.00%	266,044	—	(50,632)	(805)	214,607
Jamaica Public Service Company Limited		795,250	40.00%	318,100	29,357	—	(16,050)	331,407
Amman Asia Electric Power Company		367,090	60.00%	220,254	—	—	—	220,254
Chun-cheon Energy Co., Ltd.		107,990	29.90%	32,289	3	—	(248)	32,044
Nghi Son 2 Power LLC		817,678	50.00%	408,839	—	—	—	408,839
Kelar S.A.		175,717	65.00%	114,216	2,921	—	—	117,137
PT. Tanjung Power Indonesia		265,448	35.00%	92,907	—	—	—	92,907
South Jamaica Power Company Limited		232,199	20.00%	46,440	—	—	(3)	46,437
RE Holiday Holdings LLC		170,740	50.00%	85,370	—	—	—	85,370
RE Pioneer Holdings LLC		110,344	50.00%	55,172	—	—	—	55,172
Solar Philippines Calatagan Corporation		76,571	38.00%	29,097	—	—	27,805	56,902
PT Barito Wahana Tenaga		447,688	30.61%	137,047	—	—	—	137,047
OneEnergy Asia Limited		366,764	40.00%	146,706	25,512	—	—	172,218
Prime Swedish Holding AB		77,828	45.00%	35,023	1,222	—	—	36,245

(*)	The percentage of ownership shown above is after considering the treasury stocks and others.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

June 30, 2023 and 2022 (Unaudited)

17.	Investments in Associates and Joint Ventures, Continued

(6)

As of June 30, 2023 and December 31, 2022, unrecognized equity interest in investments in associates and joint ventures whose book value has been reduced to zero due to accumulated losses are as follows:

In millions of won	June 30, 2023			December 31, 2022
	Unrecognized equity interest		Accumulated unrecognized equity interest	Unrecognized equity interest	Accumulated unrecognized equity interest
Eurasia Energy Holdings	~~W~~	8	211	13	203
Gunsan Bio Energy Co., Ltd.		55	4,041	122	3,986
Dayone Energy Co., Ltd.		(1,512)	25,505	3,565	27,017
Nghi Son 2 Power LLC		—	—	(18,940)	—
Samcheok Eco Materials Co., Ltd.		220	1,026	344	806
Naepo Green Energy Co., Ltd.		6,896	21,852	7,209	14,956
Barakah One Company		27,219	121,192	51,137	93,973
Pioneer Gas Power Limited		14,927	71,804	19,248	56,877
Incheon New Power Co., Ltd.		—	—	(163)	—
Bigeum Resident Photovoltaic Power Co., Ltd.		(460)	—	162	460
KAPES, Inc.		783	3,943	(355)	3,160
Chester Solar IV SpA		—	—	(21)	—
ITR Co., Ltd.		(5)	—	5	5
SEP Co., Ltd.		1	15	14	14
International Offshore Power Transmission Holding Company Limited		(23,378)	—	23,378	23,378
Noeul Green Energy Co., Ltd.		1,861	7,331	5,470	5,470
Gangneung Eco Power Co., Ltd.		(14)	—	14	14

(7)	As of June 30, 2023, shareholders’ agreements on investments in associates and joint ventures that may cause future economic resource or cash outflows are as follows:

(i) Gemeng International Energy Co., Ltd.

Gemeng International Energy Co., Ltd. issued put options on 8% of its shares to its financial investors, KEPCO Woori Sprott PEF (NPS Co-Pa PEF). If the investment fund is not collected until the maturity date (December 25, 2023, two years extension is possible), PEF can exercise the option at strike price which is the same as a principal investment price (including operating fees ratio of below 1% per annum), and also, the Group provided a performance guarantee on this agreement.

(ii) Taebaek Wind Power Co., Ltd.

In the case where non-controlling shareholders decide to dispose of their shares in Taebaek Wind Power Co., Ltd. after the warrant period of defect repair for wind power generator has expired, the Group acquires those shares at fair value. The acquisition is to be made after the conditions of the acquisition are discussed among the parties involved, with consideration of various factors such as financial status and business situation.

(iii) Pyeongchang Wind Power Co., Ltd.

In the case where non-controlling shareholders decide to dispose of their shares in Pyeongchang Wind Power Co., Ltd. after commercial operation of the power plant has started, the Group acquires those shares at fair value. The acquisition is to be made after the conditions of the acquisition are discussed among the parties involved, with the careful consideration of various factors such as financial status and business situation.

(iv) Daeryun Power Co., Ltd.

The Group reserves the right to participate in the transfer of shares in Daeryun Power Co., Ltd. on the same terms as Daeryun E&S Co., Ltd., if Daeryun E&S Co., Ltd. wishes to transfer its shares in Daeryun Power Co., Ltd.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

June 30, 2023 and 2022 (Unaudited)

17.	Investments in Associates and Joint Ventures, Continued

(7)	As of June 30, 2023, shareholders’ agreements on investments in associates and joint ventures that may cause future economic resource or cash outflows are as follows, continued:

(v)	Daegu Green Power Co., Ltd.

The Group has a right to purchase all the shares of Daegu Green Power Co., Ltd. held by the financial investors at the yield-based transfer amount agreed with the shareholders. The Group can exercise its right 5, 10 and 13 years after the date of the investment. Also, the Group has a right to purchase all or part of the shares of Daegu Green Power Co., Ltd. held by Lotte Engineering & Construction Co. at the yield-based transfer amount agreed with the shareholders.

(vi)	Yeonggwang Wind Power Co., Ltd.

In case the Group intends to purchase all or part of the shares from Daehan Green Energy Co., Ltd., which is a non-controlling shareholder, Daehan Green Energy Co., Ltd. has an obligation to evaluate the shares at fair value and transfer them to the Group.

(vii)	Hyundai Green Power Co., Ltd.

As of June 30, 2023, the Group has an obligation to sell its shares in Hyundai Green Power Co., Ltd. when the financial investors holding the shares (i.e., IBK and others) claim to sell the Group’s shares at a certain point of time in the future. The Group also has the right to request Hyundai Steel Company, another operating investor of Hyundai Green Power Co., Ltd., to sell its’ shares at a certain point of time in the future, and is obliged to sell the Group’s shares to Hyundai Steel Company or a third party designated by Hyundai Steel Company when Hyundai Steel Company requests the Group to sell its shares.

(viii)	Kosture Co., Ltd.

The Group acquires the shares with the settled amount of coal provided to Kosture Co., Ltd. every year until completion of the subscription set forth in the shareholders’ agreement.

(ix)	Omisan Wind Power Co., Ltd.

When the Group requests Unison Co., Ltd. to transfer shares after the completion of the power generation complex, the Group has a right to purchase the shares or transfer them to others at fair value.

(x)	Geumsungsan Wind Power Co., Ltd.

The Group has a right to purchase shares owned by Daemyung Energy Co., Ltd., within the range of 18%, for 3 years after the commencement of the operation.

(xi)	Seungmun Green Energy

According to the special conditions of the REC trading contract, a connected entity may demand the sale of ownership stakes held by other investors to the connected entity, or the investors may acquire new stakes or modify business documents through a capital increase in Seokmun Green Energy with prior written consent from the trustee. In the event that other investors sell their stakes to the connected entity, they may demand that the connected entity purchase their stakes in the future if certain conditions are met.

(xii)	Taebaek Guinemi Wind Power Co., Ltd.

If shareholders other than the Group intend to sell their shares after the elapse of warranty period for wind power generators specified in the EPC contract is completed, the Group has preferential right to other parties and third parties to take over the shares of the other investors at fair value of the shares, considering the financial conditions, management conditions, and others.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

June 30, 2023 and 2022 (Unaudited)

17.	Investments in Associates and Joint Ventures, Continued

(8)	Significant restrictions on the Group’s abilities on associates and joint ventures as of June 30, 2023 are as follows:

Company	Nature and extent of any significant restrictions

Daegu Green Power Co., Ltd.	Dividends can only be paid when all conditions of the loan agreement are satisfied or prior written consent of financial institutions is obtained. Shares cannot be wholly or partially transferred without prior written consent of financial institutions.

Pyeongchang Wind Power Co., Ltd.	Principals and interests on subordinated loans or dividends can only be paid when all conditions of the loan agreement are satisfied or prior written consent of financial institutions is obtained. Shares cannot be wholly or partially transferred without prior consent of the stakeholders.

Daeryun Power Co., Ltd.	Principals and interests on subordinated loans or dividends can only be paid when all conditions of the loan agreement are satisfied or prior written consent of financial institutions. Shares cannot be wholly or partially transferred without prior consent of the majority of major stakeholders.

KNH Solar Co., Ltd.	Principals and interests on subordinated loans or dividends to shareholders cannot be paid without written consent of financial institutions. Also, shares cannot be wholly or partially transferred without the consent of other shareholders.

Korea Power Engineering Service Co., Ltd.	Shares cannot be wholly or partially transferred without the consent of the board of directors.

Daehan Wind Power PSC	Dividends can only be paid when all conditions of the loan agreement are satisfied. Also, shares cannot be wholly or partially transferred without the consent of the stakeholders.

Daejung Offshore Wind Power Co., Ltd.	Before the commencement of the operation, shares cannot be wholly or partially transferred without the consent of the stakeholders.

Naepo Green Energy Co., Ltd.	Dividends can only be paid to shareholders when all conditions of the loan agreement are satisfied. Shares cannot be wholly or partially transferred without prior consent of interested parties. All or part of the stocks held cannot be transferred without the written consent of the financial institution and if the conditions for the O&M utilization rate are not met or if a payment deferment is necessary due to the fulfillment of the obligation to provide funds, the contract amount will be paid in a subordinated order.

Solaseado Solar Power Co., Ltd.	Dividends can only be paid when all conditions of the shareholders’ agreement are satisfied. Also, shares cannot be wholly or partially transferred without the consent of the stakeholders.

Samcheok Eco Materials Co., Ltd.	Dividends can only be paid when all conditions of the shareholders’ agreement are satisfied. Also, shares cannot be wholly or partially transferred without the consent of the stakeholders.

Taebaek Guinemi Wind Power Co., Ltd.	Dividends can only be paid when all conditions of the shareholders’ agreement are satisfied. Also, shares cannot be wholly or partially transferred without the consent of the stakeholders.

Indeck Niles Asset Management, LLC	Shares cannot be wholly or partially transferred without the consent of the stakeholders.

Indeck Niles Development, LLC	Shares cannot be wholly or partially transferred without the consent of the stakeholders.

Chester Solar IV SpA	Dividends can only be paid when all conditions of the loan agreement are satisfied. Also, shares cannot be wholly or partially transferred without the consent of the stakeholders.

Chester Solar V SpA	Dividends can only be paid when all conditions of the loan agreement are satisfied. Also, shares cannot be wholly or partially transferred without the consent of the stakeholders.

Diego de Almagro Solar Spa	Dividends can only be paid when all conditions of the loan agreement are satisfied. Also, shares cannot be wholly or partially transferred without the consent of the stakeholders.

Laurel SpA	Dividends can only be paid when all conditions of the loan agreement are satisfied. Also, shares cannot be wholly or partially transferred without the consent of the stakeholders.

Chester Solar I SpA	Dividends can only be paid when all conditions of the loan agreement are satisfied. Also, shares cannot be wholly or partially transferred without the consent of the stakeholders.

Kelar S.A.	Dividends can only be paid when all conditions of the loan agreement are satisfied. Also, shares cannot be wholly or partially transferred without the consent of the stakeholders.

GS Donghae Electric Power Co., Ltd.	Dividends can only be paid when all conditions of the loan agreement are satisfied or prior written consent of financial institutions is obtained.

Busan Shinho Solar Power Co., Ltd.	Dividends can only be paid when all conditions of the loan agreement are satisfied.

Honam Wind Power Co., Ltd.	Dividends and settlement amount for renewable energy certificate can only be paid when all conditions of the loan agreement are satisfied.

Seokmun Energy Co., Ltd.	Dividends can only be paid when all conditions of the loan agreement are satisfied and prior written consent of financial institutions is obtained. Also, principals and interests on subordinated loans can only be paid when written consent of financial institutions is obtained.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

June 30, 2023 and 2022 (Unaudited)

17.	Investments in Associates and Joint Ventures, Continued

(8)	Significant restrictions on the Group’s abilities on associates or joint ventures as of June 30, 2023 are as follows, continued:

Company	Nature and extent of any significant restrictions

Chun-cheon Energy Co., Ltd.	Dividends can only be paid when all conditions of the loan agreement are satisfied. Also, principals and interests on subordinated loans shall not be paid until the payment conditions are satisfied.

Yeonggwangbaeksu Wind Power Co., Ltd.	Dividends and settlement amount for renewable energy certificate can only be paid when all conditions of the loan agreement are satisfied and prior written consent of financial institutions is obtained. Also, principals and interests on subordinated loans can only be paid when written consent of financial institutions is obtained.

Yeonggwang Wind Power Co., Ltd.	Dividends and settlement amount for renewable energy certificate can only be paid when all conditions of the loan agreement are satisfied and prior written consent of financial institutions is obtained.

Jamaica Public Service Company Limited	Dividends can only be paid when all conditions of the loan agreement are satisfied and prior written consent of financial institutions is obtained.

PT. Tanjung Power Indonesia	Dividends can only be paid when all conditions of the loan agreement are satisfied.

DE Energia SpA	Dividends can only be paid when all conditions of the loan agreement are satisfied.

Daesan Green Energy Co., Ltd.	Dividends and settlement amount for renewable energy certificate can only be paid when all conditions of the loan agreement are satisfied and prior written consent of financial institutions is obtained.

Taebaek Gadeoksan Wind Power Co., Ltd.	Dividends and settlement amount for renewable energy certificate can only be paid when all conditions of the loan agreement are satisfied or prior written consent of financial institutions is obtained. Also, principals and interests on subordinated loans can only be paid when prior written consent of financial institutions is obtained.

Bitsolar Energy Co., Ltd.	Dividends can only be paid when all conditions of the loan agreement are satisfied.

Omisan Wind Power Co., Ltd.	Principals and interests on subordinated loans or dividends can only be paid when all conditions of the loan agreement are satisfied or prior written consent of financial institutions is obtained. Also, either of Omisan Wind Power Co., Ltd. and Unison Co., Ltd. shall not transfer their shares to others wholly or partially until 4 years have passed from the completion of power complex without the written consent from the other party. In case the shares of each party becomes less than 10% of outstanding shares after the transfer, it also requires the written consent from the other party.

Yangyang Wind Power Co., Ltd.	Dividends can only be paid when all conditions of the loan agreement are satisfied or prior written consent of financial institutions is obtained.

Busan Industrial Solar Power Co., Ltd.	Dividends can only be paid when all conditions of the loan agreement are satisfied or prior written consent of financial institutions is obtained.

Kosture Co., Ltd.	Shares cannot be wholly or partially transferred without the consent of the stakeholders.

Geumsungsan Wind Power Co., Ltd.	Dividends can only be paid when all conditions of the loan agreement are satisfied. Shares cannot be wholly or partially transferred for 3 years after the commencement of operation, and also cannot be transferred or disposed to the third party in a way not permitted in the financial documents without prior written consent of an agent bank.

Daewon Green Energy Co., Ltd.	Dividends can only be paid when all conditions of the loan agreement are satisfied or prior written consent of financial institutions is obtained.

Cheongju Eco Park Co., Ltd.	Dividends and settlement amounts for renewable energy certificate can only be paid when all conditions of the loan agreement are satisfied, or permitted by related financing contracts, or prior written consent of financial institutions is obtained.

Goheung New Energy Co., Ltd.	Payment of dividends or repayment of loans such as subordinated loans to the investors can only be made when all conditions of the loan agreement are satisfied and prior written consent of financial institutions is obtained.

Seungmun Green Energy	Dividends and settlement amount for renewable energy certificate can only be paid when all conditions of the loan agreement are satisfied or prior written consent of financial institutions is obtained.

Trumbull Asset Management, LLC	Shares cannot be wholly or partially transferred without the consent of the stakeholders.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

June 30, 2023 and 2022 (Unaudited)

18.	Property, Plant and Equipment

(1)	Property, plant and equipment as of June 30, 2023 and December 31, 2022 are as follows:

In millions of won	June 30, 2023
	Acquisition cost		Government grants	Accumulated depreciation	Accumulated impairment losses	Book value
Land	~~W~~	14,375,926	(27,404)	—	(27,811)	14,320,711
Buildings		24,477,307	(47,906)	(11,398,191)	(6,938)	13,024,272
Structures		84,096,567	(160,429)	(33,826,417)	(10,311)	50,099,410
Machinery		111,113,285	(118,468)	(56,743,128)	(544,298)	53,707,391
Ships		17,228	—	(4,645)	—	12,583
Vehicles		399,813	(2,140)	(322,699)	(116)	74,858
Equipment		2,233,825	(6,396)	(1,820,691)	(43)	406,695
Tools		1,325,170	(80)	(1,165,546)	(6)	159,538
Construction-in-progress		30,999,597	(156,706)	—	(22,795)	30,820,096
Right-of-use assets		6,017,614	—	(2,487,934)	—	3,529,680
Asset retirement costs		17,585,849	—	(6,612,769)	(146,423)	10,826,657
Others		16,149,772	—	(13,600,157)	—	2,549,615

	~~W~~	308,791,953	(519,529)	(127,982,177)	(758,741)	179,531,506

In millions of won	December 31, 2022
	Acquisition cost		Government grants	Accumulated depreciation	Accumulated impairment losses	Book value
Land	~~W~~	14,298,409	(27,405)	—	(27,472)	14,243,532
Buildings		24,230,827	(50,437)	(10,931,672)	(6,955)	13,241,763
Structures		83,055,890	(165,608)	(32,596,265)	(10,390)	50,283,627
Machinery		108,749,243	(127,126)	(54,015,594)	(541,864)	54,064,659
Ships		17,264	—	(3,788)	—	13,476
Vehicles		393,046	(2,045)	(305,242)	(117)	85,642
Equipment		2,168,348	(6,608)	(1,732,564)	(43)	429,133
Tools		1,306,509	(99)	(1,128,002)	(6)	178,402
Construction-in-progress		28,064,266	(135,926)	—	(22,795)	27,905,545
Right-of-use assets		5,992,724	—	(2,281,599)	—	3,711,125
Asset retirement costs		17,620,603	—	(6,185,214)	(146,422)	11,288,967
Others		15,520,160	—	(13,100,723)	—	2,419,437

	~~W~~	301,417,289	(515,254)	(122,280,663)	(756,064)	177,865,308

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

June 30, 2023 and 2022 (Unaudited)

18.	Property, Plant and Equipment, Continued

(2)	Changes in property, plant and equipment for the six-month period ended June 30, 2023 and for the year ended December 31, 2022 are as follows:

In millions of won	June 30, 2023
	Beginning balance		Acquisition	Disposal	Depreciation	Impairment (*)	Others	Ending balance
Land	~~W~~	14,270,937	2,286	(9,118)	—	—	84,010	14,348,115
(Government grants)		(27,405)	—	1	—	—	—	(27,404)
Buildings		13,292,200	2,066	(3,774)	(462,443)	—	244,129	13,072,178
(Government grants)		(50,437)	—	—	2,526	—	5	(47,906)
Structures		50,449,235	1,126	(169,156)	(1,424,211)	—	1,402,845	50,259,839
(Government grants)		(165,608)	—	686	4,798	—	(305)	(160,429)
Machinery		54,191,785	164,645	(93,668)	(3,035,384)	(6,167)	2,604,648	53,825,859
(Government grants)		(127,126)	—	140	8,475	—	43	(118,468)
Ships		13,476	—	—	(893)	—	—	12,583
Vehicles		87,687	276	(35)	(19,563)	—	8,633	76,998
(Government grants)		(2,045)	—	—	433	—	(528)	(2,140)
Equipment		435,741	26,992	(130)	(103,951)	—	54,439	413,091
(Government grants)		(6,608)	—	—	986	—	(774)	(6,396)
Tools		178,501	9,393	(348)	(38,724)	—	10,796	159,618
(Government grants)		(99)	—	—	19	—	—	(80)
Construction-in-progress		28,041,471	7,035,782	(2)	—	—	(4,100,449)	30,976,802
(Government grants)		(135,926)	493	—	—	—	(21,273)	(156,706)
Right-of-use assets		3,711,125	137,265	(2,131)	(267,645)	—	(48,934)	3,529,680
Asset retirement costs		11,288,967	81	(405)	(623,383)	—	161,397	10,826,657
Others		2,419,437	832	(1)	(455,783)	—	585,130	2,549,615

	~~W~~	177,865,308	7,381,237	(277,941)	(6,414,743)	(6,167)	983,812	179,531,506

(*)

The Group is in the process of calculating the actual damage in relation to the Taean IGCC gas refinery fire incident in January 2023. For the six-month period ended June 30, 2023, ~~W~~6,167 million of estimated damage to the Group’s PP&E due to the fire incident has been recognized as impairment loss, and the estimated damage may change depending on future investigations.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

June 30, 2023 and 2022 (Unaudited)

18.	Property, Plant and Equipment, Continued

(2)	Changes in property, plant and equipment for the six-month period ended June 30, 2023 and for the year ended December 31, 2022 are as follows, continued:

In millions of won	December 31, 2022
	Beginning balance		Acquisition	Disposal	Depreciation	Impairment	Others	Ending balance
Land	~~W~~	14,107,965	9,535	(49,377)	—	—	202,814	14,270,937
(Government grants)		(23,474)	—	1	—	—	(3,932)	(27,405)
Buildings		12,926,226	3,202	(19,918)	(906,528)	(449)	1,289,667	13,292,200
(Government grants)		(52,122)	—	—	5,360	—	(3,675)	(50,437)
Structures		48,290,052	217,450	(277,308)	(2,677,395)	(3,669)	4,900,105	50,449,235
(Government grants)		(172,021)	—	1,250	9,568	—	(4,405)	(165,608)
Machinery		51,755,382	248,932	(188,924)	(5,748,407)	(33,191)	8,157,993	54,191,785
(Government grants)		(140,082)	—	405	17,283	—	(4,732)	(127,126)
Ships		177	—	—	(1,053)	—	14,352	13,476
Vehicles		89,257	1,813	(88)	(41,907)	—	38,612	87,687
(Government grants)		(1,675)	—	—	663	—	(1,033)	(2,045)
Equipment		397,183	79,369	(183)	(205,908)	(1)	165,281	435,741
(Government grants)		(149)	—	—	494	—	(6,953)	(6,608)
Tools		183,065	25,291	(180)	(77,902)	—	48,227	178,501
(Government grants)		(64)	—	—	32	—	(67)	(99)
Construction-in-progress		30,156,094	11,671,907	(197,293)	—	134,735	(13,723,972)	28,041,471
(Government grants)		(111,822)	23,155	17	—	—	(47,276)	(135,926)
Right-of-use assets		4,059,397	197,016	(2,838)	(509,068)	—	(33,382)	3,711,125
Asset retirement costs		8,925,388	—	—	(1,133,866)	—	3,497,445	11,288,967
Others		2,745,861	9,028	(22,531)	(1,036,132)	—	723,211	2,419,437

	~~W~~	173,134,638	12,486,698	(756,967)	(12,304,766)	97,425	5,208,280	177,865,308

(3)

The Group’s subsidiaries including Korea Hydro & Nuclear Power Co., Ltd. have recognized proceeds and costs from selling items produced before its intended use, by accounting ~~W~~15,173 million and ~~W~~94,264 million as revenue and ~~W~~22,423 million and ~~W~~63,405 million as expense in profit or loss for the six-month period ended June 30, 2023 and for the year ended December 31, 2022, respectively.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

June 30, 2023 and 2022 (Unaudited)

19.	Investment Properties

(1)	Investment properties as of June 30, 2023 and December 31, 2022 are as follows:

In millions of won	June 30, 2023
	Acquisition cost		Government grants	Accumulated depreciation	Book value
Land	~~W~~	163,626	—	—	163,626
Buildings		19,498	(25)	(6,798)	12,675

	~~W~~	183,124	(25)	(6,798)	176,301

In millions of won	December 31, 2022
	Acquisition cost		Government grants	Accumulated depreciation	Book value
Land	~~W~~	194,417	—	—	194,417
Buildings		20,241	(21)	(6,351)	13,869

	~~W~~	214,658	(21)	(6,351)	208,286

(2)	Changes in investment properties for the six-month period ended June 30, 2023 and for the year ended December 31, 2022 are as follows:

In millions of won	June 30, 2023
	Beginning balance		Disposal	Depreciation	Others	Ending balance
Land	~~W~~	194,417	—	—	(30,791)	163,626
Buildings		13,890	—	(247)	(943)	12,700
(Government grants)		(21)	—	—	(4)	(25)

	~~W~~	208,286	—	(247)	(31,738)	176,301

In millions of won	December 31, 2022
	Beginning balance		Disposal	Depreciation	Others	Ending balance
Land	~~W~~	201,605	(208)	—	(6,980)	194,417
Buildings		11,209	—	(487)	3,168	13,890
(Government grants)		(30)	—	1	8	(21)

	~~W~~	212,784	(208)	(486)	(3,804)	208,286

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

June 30, 2023 and 2022 (Unaudited)

19.	Investment Properties, Continued

(3)	Income and expenses related to investment properties for the three and six-month periods ended June 30, 2023 and 2022 are as follows:

In millions of won	June 30, 2023			June 30, 2022
	Three-month period ended		Six-month period ended	Three-month period ended	Six-month period ended
Rental income	~~W~~	2,658	5,159	2,426	4,963
Operating and maintenance expenses related to rental income		(185)	(301)	(154)	(255)

	~~W~~	2,473	4,858	2,272	4,708

(4) Fair value of investment properties as of June 30, 2023 and December 31, 2022 are as follows:
In millions of won	June 30, 2023			December 31, 2022
	Book value		Fair value	Book value	Fair value
Land	~~W~~	163,626	229,550	194,417	292,827
Buildings		12,675	13,511	13,869	15,626

	~~W~~	176,301	243,061	208,286	308,453

The Group determined the fair value of investment property on the transition date based on valuations conducted by an independent valuation firm that is independent of the Group. The valuation firm has appropriate qualifications and experience in the valuation of real estate in the Republic of Korea, and the valuation was conducted using a comparison method, which is a method of obtaining economic value based on the marketability of the property. The fair values of the investment properties as of the reporting date were determined in consideration of the fluctuation on the publicly announced individual land price after the KIFRS transition date (January 1, 2010).

(5)	All of the Group’s investment properties are held under freehold interests.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

June 30, 2023 and 2022 (Unaudited)

20.	Construction Contracts

(1)	Changes in total contract amount in which revenue is not yet recognized for the six-month period ended June 30, 2023 and for the year ended December 31, 2022 are as follows:

In millions of won	June 30, 2023
	Beginning balance		Increase (decrease) (*)	Recognized as revenue	Ending balance
Nuclear power plant construction in overseas and others	~~W~~	5,594,946	555,962	(313,773)	5,837,135

(*)

For the six-month period ended June 30, 2023, the increased balance of contracts from new orders is ~~W~~598,082 million and the decreased balance of contracts due to changes in scope of construction work and foreign exchange impact is ~~W~~42,120 million.

In millions of won	December 31, 2022
	Beginning balance		Increase (decrease) (*)	Recognized as revenue	Ending balance
Nuclear power plant construction in overseas and others	~~W~~	2,783,935	3,457,964	(646,953)	5,594,946

(*)

For the year ended December 31, 2022, the increased balance of contracts from new orders is ~~W~~3,578,599 million and the decreased balance of contracts due to changes in scope of construction work and foreign exchange impact is ~~W~~81,401 million

(2)	Accumulated earned revenue, expense and others related to the Group’s construction contracts in progress as of June 30, 2023 and December 31, 2022 are as follows:

In millions of won	June 30, 2023
	Accumulated earned revenue		Accumulated expense	Accumulated profit	Unearned advance receipts
Nuclear power plant construction in overseas and others	~~W~~	22,662,299	21,919,681	742,618	64,748

In millions of won	December 31, 2022
	Accumulated earned revenue		Accumulated expense	Accumulated profit	Unearned advance receipts
Nuclear power plant construction in overseas and others	~~W~~	22,507,004	21,666,552	840,452	29,877

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

June 30, 2023 and 2022 (Unaudited)

20.	Construction Contracts, Continued

(3)	Gross amount due from customers recognized as contract assets and due to customers recognized as contract liabilities for contract work as of June 30, 2023 and December 31, 2022 are as follows:

In millions of won	June 30, 2023			December 31, 2022
	Contract assets (*1)		Contract liabilities (*2)	Contract assets (*1)	Contract liabilities (*2)
Nuclear power plant construction in overseas and others	~~W~~	120,775	226,172	118,983	120,952

(*1)	Included in trade and other receivables, net, in the consolidated statements of financial position.

(*2)

Included in non-financial liabilities as advance received in the consolidated statements of financial position. The revenue recognized on June 30, 2023 from the amounts included in contract liabilities at the end of the prior year is ~~W~~115,589 million.

(4)

The contracts with purchasers state that the disclosure of information related to UAE and Egypt Eldaba nuclear power plant construction projects such as contract date, contractual completion date, rate of progress, unbilled construction, impairment losses, etc. is not allowed without consent from the purchasers. The purchasers did not agree to disclose such information. Accordingly, the Group did not disclose such information based on KIFRS 1115 129.2(2) as it is probable that the purchasers may file a lawsuit for breach of contract if the Group does so. Also, the Group reported to the audit committee that those items will not be disclosed in the notes to the consolidated financial statements.

	Contract date	Completion date
Egypt Eldaba nuclear power plant construction projects	2022.08.25	2029.04.08

(5)

Operating segments information related to the contracts for which the Group recognizes revenue based on the percentage-of-completion on a cost-based input method for the six-month period ended June 30, 2023 are as follows:

In millions of won	June 30, 2023
	Effect from changes in accounting estimates							Contract assets from construction contracts		Trade receivables from construction contracts
	Expected loss on construction contracts		Changes in estimates of contract revenue and costs	Amounts recognized in current profit or loss	Amounts recognized in future profit or loss	Changes in estimated total contract costs	Revenue recognized from performance obligations satisfied in previous periods	Gross	Allowance for doubtful accounts	Gross	Allowance for doubtful accounts
Transmission and distribution	~~W~~	—	(114,330)	(107,748)	(6,582)	138,732	—	19,233	—	—	—
Electric power generation (Nuclear)		—	30,835	131	30,704	81,874	—	—	—	—	—
Plant maintenance & engineering Service		1,854	7,363	4,906	2,457	18,666	18,254	93,986	271	44,782	5,819
Others		—	—	—	—	—	—	7,556	—	—	—

	~~W~~	1,854	(76,132)	(102,711)	26,579	239,272	18,254	120,775	271	44,782	5,819

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

June 30, 2023 and 2022 (Unaudited)

21.	Intangible Assets other than Goodwill

(1)	Intangible assets as of June 30, 2023 and December 31, 2022 are as follows:

In millions of won	June 30, 2023
	Acquisition cost		Government grants	Accumulated amortization	Accumulated impairment losses	Book value
Software	~~W~~	1,048,676	(156)	(844,933)	(19)	203,568
Copyrights, patents rights and other industrial rights		105,292	—	(70,344)	(9,178)	25,770
Mining rights		635,970	—	(55,650)	(547,384)	32,936
Development expenditures		957,626	(2,798)	(897,094)	—	57,734
Intangible assets under development		79,473	(2,303)	—	(8,903)	68,267
Usage rights of donated assets and others		592,768	—	(441,281)	(130)	151,357
Leasehold rights		28,185	—	(23,777)	—	4,408
Greenhouse gas emissions rights		111,278	—	—	—	111,278
Others		555,833	(369)	(187,057)	(12,238)	356,169

	~~W~~	4,115,101	(5,626)	(2,520,136)	(577,852)	1,011,487

In millions of won	December 31, 2022
	Acquisition cost		Government grants	Accumulated amortization	Accumulated impairment losses	Book value
Software	~~W~~	1,002,040	(174)	(799,013)	(20)	202,833
Copyrights, patents rights and other industrial rights		104,559	—	(67,368)	(9,178)	28,013
Mining rights		625,845	—	(46,187)	(541,133)	38,525
Development expenditures		938,032	(3,477)	(883,527)	—	51,028
Intangible assets under development		76,625	(2,108)	—	(8,903)	65,614
Usage rights of donated assets and others		592,797	—	(435,518)	(136)	157,143
Leasehold rights		28,185	—	(23,297)	—	4,888
Greenhouse gas emissions rights		43,960	—	—	—	43,960
Others		551,396	(67)	(174,714)	(11,955)	364,660

	~~W~~	3,963,439	(5,826)	(2,429,624)	(571,325)	956,664

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

June 30, 2023 and 2022 (Unaudited)

21.	Intangible Assets other than Goodwill, Continued

(2)	Changes in intangible assets for the six-month period ended June 30, 2023 and for the year ended December 31, 2022 are as follows:

In millions of won	June 30, 2023
	Beginning balance		Acquisition	Disposal	Amortization	Impairment	Others	Ending balance
Software	~~W~~	203,007	6,788	(17)	(44,395)	—	38,341	203,724
(Government grants)		(174)	—	—	40	—	(22)	(156)
Copyrights, patents rights and other industrial rights		28,013	126	(70)	(2,641)	—	342	25,770
Mining rights		38,525	2,189	—	(7,439)	—	(339)	32,936
Development expenditures		54,505	—	—	(12,565)	—	18,592	60,532
(Government grants)		(3,477)	—	—	679	—	—	(2,798)
Intangible assets under development		67,722	23,864	—	—	—	(21,016)	70,570
(Government grants)		(2,108)	—	—	—	—	(195)	(2,303)
Usage rights of donated assets and others		157,143	—	—	(5,244)	—	(542)	151,357
Leasehold rights		4,888	—	—	(480)	—	—	4,408
Greenhouse gas emissions rights		43,960	23,661	—	—	—	43,657	111,278
Others		364,727	4,462	(4)	(12,338)	(283)	(26)	356,538
(Government grants)		(67)	—	—	47	—	(349)	(369)

	~~W~~	956,664	61,090	(91)	(84,336)	(283)	78,443	1,011,487

In millions of won	December 31, 2022
	Beginning balance		Acquisition	Disposal	Amortization	Impairment	Others	Ending balance
Software	~~W~~	162,596	22,532	(57)	(84,649)	—	102,585	203,007
(Government grants)		(91)	—	—	60	—	(143)	(174)
Copyrights, patents rights and other industrial rights		35,187	270	(37)	(7,136)	—	(271)	28,013
Mining rights		41,902	2,395	—	(4,296)	—	(1,476)	38,525
Development expenditures		72,944	—	—	(24,238)	—	5,799	54,505
(Government grants)		(3,820)	—	—	1,466	—	(1,123)	(3,477)
Intangible assets under development		81,430	39,559	—	—	(14)	(53,253)	67,722
(Government grants)		(7,326)	—	—	—	—	5,218	(2,108)
Usage rights of donated assets and others		169,783	—	—	(11,394)	(150)	(1,096)	157,143
Leasehold rights		5,848	—	—	(960)	—	—	4,888
Greenhouse gas emissions rights		78,137	57,466	—	—	—	(91,643)	43,960
Others		407,558	4,073	(260)	(25,017)	—	(21,627)	364,727
(Government grants)		(71)	—	—	4	—	—	(67)

	~~W~~	1,044,077	126,295	(354)	(156,160)	(164)	(57,030)	956,664

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

June 30, 2023 and 2022 (Unaudited)

21.	Intangible Assets other than Goodwill, Continued

(3)	Significant specific intangible assets as of June 30, 2023 and December 31, 2022 are as follows:

In millions of won and thousands of Australian dollars
June 30, 2023
Type	Description	Currency	Amount	Remaining useful lives
Copyrights, patents rights and other industrial rights	Contributions to APR NRC DC	KRW	18,784	4 years and 6 months
Mining rights	Mining rights of Bylong mine	AUD	—	— (*)
Development expenditures	Establishment of asset management system for electricity facilities	KRW	5,209	4 years and 9 months
Usage rights of donated assets and others	Sejong Haengbogdosi sharing charge	KRW	15,503	3 years and 5 months
	Right of use electricity and gas supply facility (Community district of Songdo)	KRW	7,381	7 years
Others	Occupancy and use of public waters	KRW	73,506	13 years and 7 months
	Greenhouse gas emissions rights	KRW	111,278	—
	Business rights	KRW	151,838	26 years and 5 months

(*)	The carrying amount of mining rights is nil, because KEPCO Australia Pty., Ltd. and KEPCO Bylong Australia Pty., Ltd. had recognized impairment losses in full.

In millions of won and thousands of Australian dollars
December 31, 2022
Type	Description	Currency	Amount	Remaining useful lives
Software	ORACLE license for SDIS integrated DB	KRW	5,509	3 years and 4 months
Copyrights, patents rights and other industrial rights	Contributions to APR NRC DC	KRW	20,871	5 years
Mining rights	Mining rights of Bylong mine	AUD	—	— (*)
Usage rights of donated assets and others	Sejong Haengbogdosi sharing charge	KRW	17,772	3 years and 11 months
	Right of use electricity and gas supply facility (Community district of Songdo)	KRW	7,908	7 years and 6 months
Others	Occupancy and use of public waters	KRW	76,212	14 years and 1 month
	Greenhouse gas emissions rights	KRW	43,960	—
	Business rights	KRW	154,712	26 years and 11 months

(*)	The carrying amount of mining rights is nil, because KEPCO Australia Pty., Ltd. and KEPCO Bylong Australia Pty., Ltd. had recognized impairment losses in full.

(4)	For the six-month periods ended June 30, 2023 and 2022, the Group recognized research and development expenses of ~~W~~320,006 million and ~~W~~313,469 million, respectively.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

June 30, 2023 and 2022 (Unaudited)

22.	Trade and Other Payables

Trade and other payables as of June 30, 2023 and December 31, 2022 are as follows:

In millions of won	June 30, 2023			December 31, 2022
	Current		Non-current	Current	Non-current
Trade payables	~~W~~	4,793,110	—	7,529,857	—
Non-trade payables		2,065,820	2,056,784	2,132,838	2,023,985
Accrued expenses		1,985,213	5,694	1,605,118	6,351
Leasehold deposits received		3,269	35	2,479	35
Other deposits received		99,167	48,913	97,408	47,863
Lease liabilities		593,918	3,458,143	614,037	3,549,106
Dividends payable		1,949	—	1,812	—
Others (*)		—	12,595	—	11,574

	~~W~~	9,542,446	5,582,164	11,983,549	5,638,914

(*)	Details of others as of June 30, 2023 and December 31, 2022 are as follows:

In millions of won	June 30, 2023			December 31, 2022
	Current		Non-current	Current	Non-current
Advance received from local governments	~~W~~	—	3,477	—	3,477
Others		—	9,118	—	8,097

	~~W~~	—	12,595	—	11,574

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

June 30, 2023 and 2022 (Unaudited)

23.	Borrowings and Debt Securities

(1)	Borrowings and debt securities as of June 30, 2023 and December 31, 2022 are as follows:

In millions of won	June 30, 2023		December 31, 2022
Current liabilities
Short-term borrowings	~~W~~	8,101,089	8,820,425
Current portion of long-term borrowings		5,697,219	3,638,202
Current portion of debt securities		14,407,535	10,205,395
Less: current portion of discount on long-term borrowings		(1,159)	(774)
Less: current portion of discount on debt securities		(6,730)	(4,246)

		28,197,954	22,659,002

Non-current liabilities
Long-term borrowings		3,088,619	2,977,268
Debt securities		100,376,742	95,160,920
Less: discount on long-term borrowings		(60,943)	(14,945)
Less: discount on debt securities		(169,361)	(177,543)
Add: premium on debt securities		478	663

		103,235,535	97,946,363

	~~W~~	131,433,489	120,605,365

(2)	Repayment schedule of borrowings and debt securities as of June 30, 2023 and December 31, 2022 are as follows:

In millions of won
June 30, 2023
Type	Borrowings		Debt Securities
Less than 1 year	~~W~~	13,798,308	14,407,535
1~ 5 years		1,586,690	71,610,283
Over 5 years		1,501,929	28,766,459

	~~W~~	16,886,927	114,784,277

In millions of won
December 31, 2022
Type	Borrowings		Debt Securities
Less than 1 year	~~W~~	12,458,627	10,205,395
1~ 5 years		1,472,655	65,278,587
Over 5 years		1,504,613	29,882,333

	~~W~~	15,435,895	105,366,315

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

June 30, 2023 and 2022 (Unaudited)

23.	Borrowings and Debt Securities, Continued

(3)	Short-term borrowings as of June 30, 2023 and December 31, 2022 are as follows:

In millions of won and thousands of USD
June 30, 2023
Type	Creditor	Interest rate (%)	Maturity	Foreign currency	Local currency
Local short-term borrowings	DB financial investment and others	3.75~4.60	2023.07.04 ~2023.12.31	—	~~W~~	4,364,488
Local short-term borrowings	Nonghyup Bank and others	3M CD + 1.04~1.70	2023.11.18 ~2024.06.15	—		3,000,000
Foreign short-term borrowings	Korea Development Bank	5.63	2023.08.23	USD 42,715		56,077
Foreign short-term borrowings	Kookmin Bank	5.67~5.90	2023.08.25 ~2023.10.24	USD 52,747		69,246
Foreign short-term borrowings	Export-Import Bank of Korea	5.72	2023.08.24	USD 37,451		49,166
Foreign short-term borrowings	Kookmin Bank	SOFR(1M) + 0.95	2023.08.17	USD 40,000		52,512
Electronic short-term bonds	DB financial investment and others	3.86~4.06	2023.07.13 ~2023.08.07	—		490,000
Local bank overdraft	Nonghyup Bank	4.45	2023.07.05	—		19,600

					~~W~~	8,101,089

In millions of won and thousands of USD
December 31, 2022
Type	Creditor	Interest rate (%)	Maturity	Foreign currency	Local currency
Local short-term borrowings	DB financial investment and others	3.21~5.80	2023.01.02 ~2023.12.31	—	~~W~~	5,549,120
Local short-term borrowings	Nonghyup Bank and others	3M CD + 1.11~1.70	2023.05.25 ~2023.11.24	—		3,000,000
Local short-term borrowings	Shinhan Bank	6M bank debenture rate + 1.77	2023.11.17	—		50,000
Local short-term borrowings	Korea Development Bank	4.15	2023.01.06	—		3,400
Foreign short-term borrowings	Shinhan Bank	5.19	2023.02.28	USD 12,045		15,264
Foreign short-term borrowings	Shinhan Bank	SOFR(1M) + 0.65	2023.02.27	USD 40,000		50,692
Foreign short-term borrowings	Kookmin Bank and others	3.32~5.88	2023.01.09 ~2023.06.12	USD 91,796		116,333
Local bank overdraft	Woori Bank and others	Standard overdraft rate + 1.32 4.83	2023.01.06 ~2023.02.24	—		35,616

					~~W~~	8,820,425

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

June 30, 2023 and 2022 (Unaudited)

23.	Borrowings and Debt Securities, Continued

(4)	Long-term borrowings as of June 30, 2023 and December 31, 2022 are as follows:

In millions of won and thousands of foreign currencies
June 30, 2023
Type		Interest rate (%)	Maturity	Foreign currency	Local currency

Local long-term borrowings
Korea Development Bank	Others	0.50	2023~2044	—	~~W~~	1,946
	Facility	2.50~4.94	2023~2042	—		40,804
	Facility	CB rate+0.90	2029	—		9,985
	Operating funds	1yr KDB rate+0.91	2024	—		40,000
Hana Bank and others	Commercial Paper	3M CD+0.13~1.20	2023~2028	—		5,300,000
	Facility	4.60	2028	—		7,357
	Facility	3yr KTB rate-2.50	2028	—		3,489
Export-Import Bank of Korea	Project loans	1.50	2026	—		8,838
	Facility	1.32	2028	—		71,965
Korea Energy Agency	Development of power resources	3yr KTB rate-2.25 2.25	2024~2028	—		10,055
	Facility	3yr KTB rate-1.50	2024	—		273
	Project loans	—	2033	—		1,197
Shinhan Bank and others	Facility	CB rate+0.90~1.10	2028~2029	—		18,024
	Commercial Paper	3M CD+0.38	2025	—		150,000
	Others	3.95	2034	—		76,191
	Others	Standard overdraft rate+1.00	2034	—		76,191
Kookmin Bank	Facility	3M CD+1.79 2.10~6.13	2030~2038	—		150,709
	Facility	4.00	2045	—		30,000
Woori Bank	Facility	3M Libor+1.90 5.22~6.13	2034~2042	—		86,684
Others	Facility	3.50~6.80	2028~2044	—		643,021
	Facility	CB rate+1.10 1.75~3.30	2024~2041	—		55,479
	PF Refinancing	CB rate+1.25	2030	—		7,157
	PF Refinancing	4.10	2030	—		19,881
	Securitized debts (*)	3M CD+1.80	2025	—		47,030
	Others	4.40~7.90	2025~2039	—		114,084
	Others	1.80~7.24	2031~2034	—		49,928

						7,020,288

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

June 30, 2023 and 2022 (Unaudited)

23.	Borrowings and Debt Securities, Continued

(4)	Long-term borrowings as of June 30, 2023 and December 31, 2022 are as follows, continued:

In millions of won and thousands of foreign currencies
June 30, 2023
Type		Interest rate (%)	Maturity	Foreign currency	Local currency

Foreign long-term borrowings
Korea Energy Agency	Project loans	—	2026	USD 8,744		11,479
Export-Import Bank of Korea and others	Direct Loan and others	6M Libor+3.20	2036	USD 81,659		107,202
	Direct Loan and others	3M Libor+2.25~3.70	2027	JOD 79,204		146,564
	Facility	6M Libor+1.70~2.50 SOFR(1M)+1.83	2029~2032	USD 128,879		169,192
Korea Development Bank and others	EBL	SOFR(1M)+0.86	2024	USD 149,592		196,384
POSCO and others	Shareholder’s loan	5.60~8.00	2025	USD 12,774		16,770
	Shareholder’s loan	8.00	2031	JOD 4,853		8,980
Samsung Life Insurance and others	Syndicated Loan	3.10~8.00	2032	JPY 4,385,700		39,777
Woori Bank and others	Syndicated Loan	JPY 6M Libor+1.84	2032	JPY 2,399,088		21,759
Solar Construction Lendings, LLC	Facility	5.00	2025	USD 30,481		40,015
KiwoomSolar Power Professional Investor Private Placement Investment Trust V	Senior borrowing	3.90	2029	EUR 41,857		59,711
IFC and others	Facility	6M Libor+5.00 SOFR(3M)+1.99 6.05~6.62	2028~2031	USD 497,597		653,246
Hanwha US Solar Private Fund and others	Facility	6.00	2039	USD 60,013		78,785
DBS Bank and others	Facility	1M BBSY+1.40~2.25	2025	AUD 187,771		163,175
Nonghyup Bank and others	Facility	10.40	2039	USD 40,000		52,511

						1,765,550

						8,785,838
Less: discount on long-term borrowings						(62,102)
Less: current portion of long-term borrowings						(5,697,219)
Add: current portion of discount on long-term borrowings						1,159

					~~W~~	3,027,676

(*)	The main reasons for early repayment of securitized debts as of June 30, 2023 are as follows:

Type	Details
Non-payment of proceeds	Where the consignor fails to pay the principal to the trustee
Guarantees for supplemental funding	Where the consignor fails to fulfill guarantees for supplemental funding
Additional trust obligation	Where the consignor fails to fulfill the additional trust obligation
Event of default	In case the event of default occurs under the ABL loan agreement

The Group is responsible for collateral obligations (fund supplementation) and liability guarantees for entrusted assets.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

June 30, 2023 and 2022 (Unaudited)

23.	Borrowings and Debt Securities, Continued

(4)	Long-term borrowings as of June 30, 2023 and December 31, 2022 are as follows, continued:

In millions of won and thousands of foreign currencies
December 31, 2022
Type		Interest rate (%)	Maturity	Foreign currency	Local currency

Local long-term borrowings
Korea Development Bank	Others	0.50	2023~2044	—	~~W~~	2,133
	Facility	2.50~4.60	2023~2028	—		28,420
	Facility	CB rate+0.90	2029	—		9,985
	Operating funds	1yr KDB rate +0.81~0.91	2023~2024	—		54,300
Hana Bank and others	Commercial Paper	3M CD+0.13~1.20	2023~2027	—		3,250,000
	Facility	4.60	2028	—		8,137
	Facility	3yr KTB rate-1.50	2028	—		3,821
Export-Import Bank of Korea	Project loans	1.50	2026	—		10,312
	Facility	1.32	2028	—		58,100
	Operating funds	1.78	2023	—		15,700
Korea Energy Agency	Development of power resources	3yr KTB rate-2.25 1.50~1.75	2023~2028	—		11,175
	Facility	3yr KTB rate-2.50	2023~2024	—		393
	Project loans	—	2023~2027	—		1,197
Shinhan Bank and others	Facility	CB rate+0.90~1.10	2028~2029	—		19,195
	Commercial Paper	3M CD+0.38	2025	—		150,000
	Others	3.95	2034	—		78,905
	Others	Standard overdraft rate+1.00	2034	—		78,905
Kookmin Bank	Facility	MOR+0.79 3M CD+1.79 5.04	2023~2035	—		105,155
	Others	4.00	2025	—		20,700
Woori Bank	Facility	3M Libor+1.90 5.04	2035~2042	—		48,823
Others	Facility	3.50~6.80	2028~2044	—		690,259
	Facility	CB rate+1.10 1.75~4.56	2024~2036	—		103,131
	PF Refinancing	CB rate+1.25	2030	—		7,634
	PF Refinancing	4.10	2030	—		21,206
	Securitized debts (*)	3M CD+1.80	2025	—		33,476
	Others	4.40~7.90	2023~2039	—		120,217
	Others	1.80~4.50	2031~2034	—		49,929

						4,981,208

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

June 30, 2023 and 2022 (Unaudited)

23.	Borrowings and Debt Securities, Continued

(4)	Long-term borrowings as of June 30, 2023 and December 31, 2022 are as follows, continued:

In millions of won and thousands of foreign currencies
December 31, 2022
Type		Interest rate (%)	Maturity	Foreign currency	Local currency

Foreign long-term borrowings
Korea Energy Agency	Project loans	—	2026	USD 8,744		2,962,323
Export-Import Bank of Korea and others	Direct Loan and others	6M Libor+3.20	2036	USD 78,094		98,969
	Direct Loan and others	3M Libor+2.25~3.70	2027	JOD 91,051		162,692
	Facility	6M Libor+1.70~2.50 SOFR(1M)+1.83	2029~2032	USD 132,168		167,496
Kookmin Bank and others	EBL	SOFR(1M)+0.11~0.75	2024	USD 149,592		189,578
Riyad Bank	EBL	SOFR(3M)+1.20	2025	USD 49,870		63,201
POSCO and others	Shareholder’s loan	8.00	2025	USD 10,005		12,680
	Shareholder’s loan	8.00	2031	JOD 4,853		8,671
Samsung Life Insurance and others	Syndicated Loan	3.10~8.00	2032	JPY 4,752,934		45,304
Woori Bank and others	Syndicated Loan	JPY 6M Libor+1.84	2032	JPY 2,613,385		24,910
Solar Construction Lendings, LLC	Facility	5.00	2025	USD 31,140		39,464
KiwoomSolar Power Professional Investor Private Placement Investment Trust V	Senior borrowing	3.90	2029	EUR 40,531		54,765
IFC and others	Facility	6M Libor+5.00 SOFR(3M)+1.83~1.99 5.41~6.19	2028~2031	USD 408,408		517,575
Hanwha US Solar Private Fund and others	Facility	3.00	2038	USD 58,308		73,894
DBS Bank and others	Facility	1M BBSY+1.40~2.25	2025	AUD 190,860		163,836
Others	Others	—	—	USD 116		146

						1,634,262

						6,615,470
Less: discount on long-term borrowings						(15,719)
Less: current portion of long-term borrowings						(3,638,202)
Add: current portion of discount on long-term borrowings						774

					~~W~~	2,962,323

(*)	The main reasons for early repayment of securitized debts as of December 31, 2022 are as follows:

Type	Details
Non-payment of proceeds	Where the consignor fails to pay the principal to the trustee
Guarantees for supplemental funding	Where the consignor fails to fulfill guarantees for supplemental funding
Additional trust obligation	Where the consignor fails to fulfill the additional trust obligation
Event of default	In case the event of default occurs under the ABL loan agreement

The Group is responsible for collateral obligations (fund supplementation) and liability guarantees for entrusted assets.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

June 30, 2023 and 2022 (Unaudited)

23.	Borrowings and Debt Securities, Continued

(5)	Local debt securities as of June 30, 2023 and December 31, 2022 are as follows:

In millions of won
	Issue date	Maturity	Interest rate (%)	June 30, 2023		December 31, 2022
Electricity Bonds	2012.03.27~ 2023.06.23	2023.07.05~ 2052.04.21	1.14~5.99	~~W~~	69,480,000	61,190,000
Corporate Bonds (*)	2009.10.16~ 2023.06.29	2023.07.14~ 2053.06.08	1.01~6.06		30,123,153	29,293,188
Corporate Bonds	2021.05.26	2041.05.25	2.50		11,578	11,578

					99,614,731	90,494,766
Less: discount on local debt securities					(58,489)	(56,924)
Less: current portion of local debt securities					(12,001,584)	(8,401,619)
Add: current portion of discount on local debt securities					3,642	2,344

				~~W~~	87,558,300	82,038,567

(*)

Among the corporate bonds, each holder of Hee Mang Sunlight Power Co., Ltd.’s private equity bonds, amounting to ~~W~~1,584 million, may exercise the early redemption rights on the 5th year (March 31, 2021) from the date of issuance of the bonds and every year on March 31 thereafter, until the year before the redemption date.

(6)	Foreign debt securities as of June 30, 2023 and December 31, 2022 are as follows:

In millions of won and thousands of foreign currencies
June 30, 2023
Type	Issue date	Maturity	Interest rate (%)	Foreign currency	Local currency
FY-96	1996.04.01~1996.12.06	2026.12.01~2096.04.01	6.00~7.95	USD 278,701	~~W~~	365,879
FY-97	1997.01.31~1997.08.04	2027.02.01~2027.08.01	6.75~7.00	USD 314,717		413,160
FY-04	2004.04.23	2034.04.23	5.13	USD 286,920		376,669
FY-14	2014.07.30	2029.07.30	3.57	USD 100,000		131,280
FY-15	2015.06.15	2025.06.15	3.25	USD 300,000		393,840
FY-17	2017.07.25	2027.07.25	3.13	USD 300,000		393,840
FY-17	2017.10.30	2037.10.30	1.70	EUR 40,000		57,062
FY-17	2017.11.16	2037.11.16	2.36	SEK 450,000		54,369
FY-18	2018.03.13	2028.03.13	3.35	HKD 1,650,000		276,342
FY-18	2018.07.19~2018.07.25	2023.07.19~2023.07.25	3.75~3.88	USD 1,100,000		1,444,080
FY-19	2019.02.27	2024.02.27	0.13	CHF 200,000		291,944
FY-19	2019.06.24	2024.06.24	2.50	USD 500,000		656,400
FY-19	2019.07.19	2024.07.19~2027.07.19	0.00~0.05	CHF 300,000		437,916
FY-19	2019.10.30	2024.10.30	3M BBSW+0.97	AUD 300,000		260,703
FY-19	2019.12.19	2037.12.31	3.30~5.70	USD 342,753		449,967
FY-20	2020.02.03	2025.02.03	2.13	USD 300,000		393,840
FY-20	2020.05.06	2025.05.06	1.75	USD 500,000		656,400
FY-20	2020.06.15	2025.06.15	1.13	USD 500,000		656,400
FY-20	2020.08.03	2026.02.03	1.00	USD 300,000		393,840
FY-21	2021.01.27	2026.01.27	0.75	USD 450,000		590,760
FY-21	2021.04.27	2026.04.27	1.25	USD 500,000		656,400
FY-21	2021.08.09	2026.08.09	1.25	USD 300,000		393,840
FY-21	2021.09.24	2026.09.24	1.13	USD 300,000		393,840
FY-22	2022.04.21	2027.04.21	3.63	USD 300,000		393,840
FY-22	2022.05.06	2025.05.06	3.60	USD 500,000		656,400
FY-22	2022.06.14	2025.06.14~2027.06.14	3.63~4.00	USD 800,000		1,050,240
FY-22	2022.06.28	2025.06.28	4.13	USD 300,000		393,840
FY-22	2022.07.27	2027.07.27	4.25	USD 700,000		918,960
FY-22	2022.10.06	2026.04.06~2028.04.06	5.38~5.50	USD 800,000		1,050,240
FY-22	2022.10.06~2022.11.01	2032.10.06	5.16	HKD 2,350,000		393,578
FY-23	2023.06.07	2030.06.07	4.51	HKD 1,037,000		173,677

						15,169,546
Less: discount on foreign debt securities						(117,602)
Add: premium on foreign debt securities						478
Less: current portion of foreign debt securities						(2,405,951)
Add: current portion of discount on foreign debt securities						3,088

					~~W~~	12,649,559

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

June 30, 2023 and 2022 (Unaudited)

23.	Borrowings and Debt Securities, Continued

(6)	Foreign debt securities as of June 30, 2023 and December 31, 2022 are as follows, continued:

In millions of won and thousands of foreign currencies
December 31, 2022
Type	Issue date	Maturity	Interest rate (%)	Foreign currency	Local currency
FY-96	1996.04.01~1996.12.06	2026.12.01~2096.04.01	6.00~7.95	USD 278,701	~~W~~	353,198
FY-97	1997.01.31~1997.08.04	2027.02.01~2027.08.01	6.75~7.00	USD 314,717		398,841
FY-04	2004.04.23	2034.04.23	5.13	USD 286,920		363,614
FY-14	2014.07.30	2029.07.30	3.57	USD 100,000		126,730
FY-15	2015.06.15	2025.06.15	3.25	USD 300,000		380,190
FY-17	2017.07.25	2027.07.25	3.13	USD 300,000		380,190
FY-17	2017.10.30	2037.10.30	1.70	EUR 40,000		54,048
FY-17	2017.11.16	2037.11.16	2.36	SEK 450,000		54,527
FY-18	2018.03.13	2028.03.13	3.35	HKD 1,650,000		268,208
FY-18	2018.06.07~2018.07.25	2023.06.07~2023.07.25	3.75~3.88	USD 1,400,000		1,774,220
FY-19	2019.02.27	2024.02.27	0.13	CHF 200,000		274,574
FY-19	2019.06.24	2024.06.24	2.50	USD 500,000		633,650
FY-19	2019.07.19	2024.07.19~2027.07.19	0.00~0.05	CHF 300,000		411,861
FY-19	2019.10.30	2024.10.30	3M BBSW+0.97	AUD 300,000		257,523
FY-19	2019.12.19	2037.12.31	3.30~5.70	USD 360,899		457,368
FY-20	2020.02.03	2025.02.03	2.13	USD 300,000		380,190
FY-20	2020.05.06	2025.05.06	1.75	USD 500,000		633,650
FY-20	2020.06.15	2025.06.15	1.13	USD 500,000		633,650
FY-20	2020.08.03	2026.02.03	1.00	USD 300,000		380,190
FY-21	2021.01.27	2026.01.27	0.75	USD 450,000		570,285
FY-21	2021.04.27	2026.04.27	1.25	USD 500,000		633,650
FY-21	2021.08.09	2026.08.09	1.25	USD 300,000		380,190
FY-21	2021.09.24	2026.09.24	1.13	USD 300,000		380,190
FY-22	2022.04.21	2027.04.21	3.63	USD 300,000		380,190
FY-22	2022.05.06	2025.05.06	3.60	USD 500,000		633,650
FY-22	2022.06.14	2025.06.14~2027.06.14	3.63~4.00	USD 800,000		1,013,840
FY-22	2022.06.28	2025.06.28	4.13	USD 300,000		380,190
FY-22	2022.07.27	2027.07.27	4.25	USD 700,000		887,110
FY-22	2022.10.06	2026.04.06~2028.04.06	5.38~5.50	USD 800,000		1,013,840
FY-22	2022.10.06~2022.11.01	2032.10.06	5.16	HKD 2,350,000		381,992

						14,871,549
Less: discount on foreign debt securities						(124,865)
Add: premium on foreign debt securities						663
Less: current portion of foreign debt securities						(1,803,776)
Add: current portion of discount on foreign debt securities						1,902

					~~W~~	12,945,473

(7)	Changes in borrowings and debt securities for the six-month periods ended June 30, 2023 and 2022 are as follows:

In millions of won	June 30, 2023		June 30, 2022
Beginning balance	~~W~~	120,605,365	80,529,513
Cash flow		10,236,406	17,660,538
Effect of exchange rate fluctuations		632,588	1,106,835
Others		(40,870)	(19,572)

Ending balance	~~W~~	131,433,489	99,277,314

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

June 30, 2023 and 2022 (Unaudited)

24.	Lease

1)	Group as a lessee

(1)	Finance lease contracts

The Group applies the short-term leases recognition exemption to its lease contracts that have a lease term of 12 months or less from the commencement date, and recognized ~~W~~69,089 million and ~~W~~124,338 million respectively, as expense for the six-month periods ended June 30, 2023 and 2022. The Group also applies the leases of low-value assets recognition exemption to leases contracts with underlying assets considered to be low value (i.e., approximately less than ~~W~~5 million), and recognized ~~W~~1,168 million and ~~W~~972 million respectively, as expense for the six-month periods ended June 30, 2023 and 2022. The Group has lease contracts for various items such as consecutive voyage charter contracts, power purchase agreements (PPA), real estate lease contracts including buildings, switchyard, and land for electric substation, vehicles, and other equipment.

(2)	Right-of-use assets as of June 30, 2023 and December 31, 2022 are as follows:

In millions of won	June 30, 2023
	Acquisition cost		Accumulated depreciation	Book value
Land	~~W~~	920,476	(253,505)	666,971
Buildings		180,249	(84,866)	95,383
Structures		30,587	(7,834)	22,753
Machinery		25,233	(17,436)	7,797
Ships		4,158,271	(1,701,846)	2,456,425
Vehicles		52,060	(29,039)	23,021
Others (*)		650,738	(393,408)	257,330

	~~W~~	6,017,614	(2,487,934)	3,529,680

(*)	Including a power purchase agreement (“PPA”) with CGN Yulchon Generation Co., Ltd.

In millions of won	December 31, 2022
	Acquisition cost		Accumulated depreciation	Book value
Land	~~W~~	886,076	(224,277)	661,799
Buildings		135,290	(60,434)	74,856
Structures		30,879	(6,914)	23,965
Machinery		1,737	(902)	835
Ships		4,151,460	(1,554,597)	2,596,863
Vehicles		35,712	(20,996)	14,716
Others (*)		751,570	(413,479)	338,091

	~~W~~	5,992,724	(2,281,599)	3,711,125

(*)	Including a power purchase agreement (“PPA”) with CGN Yulchon Generation Co., Ltd.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

June 30, 2023 and 2022 (Unaudited)

24.	Lease, Continued

(3)	Changes in right-of-use assets for the six-month period ended June 30, 2023 and for the year ended December 31, 2022 are as follows:

In millions of won	June 30, 2023
	Beginning balance		Increase	Depreciation	Decrease	Others	Ending balance
Land	~~W~~	661,799	1,805	(29,444)	—	32,811	666,971
Buildings		74,856	16,383	(17,258)	(639)	22,041	95,383
Structures		23,965	15	(945)	(265)	(17)	22,753
Machinery		835	—	(47)	—	7,009	7,797
Ships		2,596,863	97,859	(191,557)	—	(46,740)	2,456,425
Vehicles		14,716	11,405	(4,641)	(995)	2,536	23,021
Others		338,091	9,798	(23,753)	(232)	(66,574)	257,330

	~~W~~	3,711,125	137,265	(267,645)	(2,131)	(48,934)	3,529,680

In millions of won	December 31, 2022
	Beginning balance		Increase	Depreciation	Decrease	Others	Ending balance
Land	~~W~~	652,795	63,654	(41,260)	—	(13,390)	661,799
Buildings		62,884	42,399	(30,243)	(1,042)	858	74,856
Structures		21,148	4,256	(1,758)	—	319	23,965
Machinery		565	429	(159)	—	—	835
Ships		3,029,219	—	(393,677)	—	(38,679)	2,596,863
Vehicles		13,618	13,475	(8,673)	(962)	(2,742)	14,716
Others		279,168	72,803	(33,298)	(834)	20,252	338,091

	~~W~~	4,059,397	197,016	(509,068)	(2,838)	(33,382)	3,711,125

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

June 30, 2023 and 2022 (Unaudited)

24.	Lease, Continued

(4)	Lease liabilities as of June 30, 2023 and December 31, 2022 are as follows:

In millions of won	June 30, 2023		December 31, 2022
Less than 1 year	~~W~~	612,172	639,756
1 ~ 5 years		2,035,182	2,047,584
More than 5 years		1,881,065	1,925,012

		4,528,419	4,612,352
Less: discount		(476,358)	(449,209)

Present value of lease payment	~~W~~	4,052,061	4,163,143

(5)	The details of the liquidity classification of lease liabilities as of June 30, 2023 and December 31, 2022 are as follows:

In millions of won	June 30, 2023		December 31, 2022
Current lease liabilities	~~W~~	593,918	614,037
Non-current lease liabilities		3,458,143	3,549,106

	~~W~~	4,052,061	4,163,143

(6)	Changes in lease liabilities for the six-month period ended June 30, 2023 and for the year ended December 31, 2022 are as follows:

In millions of won	June 30, 2023
	Beginning balance		Increase	Decrease	Interest expenses	Others (*)	Ending balance
Lease liabilities	~~W~~	4,163,143	127,588	(356,082)	41,342	76,070	4,052,061

(*)	Including translation effect of foreign currency lease liabilities and others.

In millions of won	December 31, 2022
	Beginning balance		Increase	Decrease	Interest expenses	Others (*)	Ending balance
Lease liabilities	~~W~~	4,410,503	109,019	(654,236)	91,590	206,267	4,163,143

(*)	Including translation effect of foreign currency lease liabilities and others.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

June 30, 2023 and 2022 (Unaudited)

24.	Lease, Continued

(7)	Details of expense relating to lease contracts as lessee for the three and six-month periods ended June 30, 2023 and 2022 are as follows:

In millions of won	June 30, 2023			June 30, 2022
	Three-month period ended		Six-month period ended	Three-month period ended	Six-month period ended
Depreciation of right-of-use assets	~~W~~	133,167	267,645	135,429	270,472
Interest expenses of lease liabilities		20,694	41,342	24,617	46,981
Lease expenses for short-term leases		26,134	69,089	68,517	124,338
Lease expenses for leases of low-value assets		564	1,168	468	972
Variable lease payments		8,932	11,321	14,353	54,695

	~~W~~	189,491	390,565	243,384	497,458

(8)

The total cash outflow related to the lease contracts, including cash outflows due to short-term leases and leases of low-value asset, amounts to ~~W~~437,660 million and ~~W~~539,325 million, for the six-month periods ended June 30, 2023 and 2022, respectively.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

June 30, 2023 and 2022 (Unaudited)

24.	Lease, Continued

2)	Group as a lessor

(1)	Finance lease contracts

The Group entered into power purchase agreements (“PPA”) with Jordan Electric Power Company to provide a 373MW level Qatrana gas combined power plant over a 25-year lease term, and an 89.1MW level Fujeij wind power plant over a 20-year lease term. In addition, the Group provides 26 energy storage system installation projects and 155 energy efficiency contracts as finance leases with a lease term of 2 to 11 years. Also, the Group entered into a PPA with the Comision Federal de Electricidad in Mexico to provide for 25 years (from December 2013 to November 2038) all electricity generated from the power plant after completion of its construction and collect rates consisting of fixed costs (to recover the capital) and variable costs during the contracted period.

(2)	Profit and loss related to finance lease for the three and six-month periods ended June 30, 2023 and 2022 are as follows:

In millions of won	June 30, 2023			June 30, 2022
	Three-month period ended		Six-month period ended	Three-month period ended	Six-month period ended
Finance income on the net investment in the lease	~~W~~	30,111	59,090	30,784	60,388

(3)	Maturity analysis of the lease payments receivable and reconciliation of the undiscounted lease payments to the net investment in the lease as of June 30, 2023 and December 31, 2022 are as follows:

In millions of won	June 30, 2023		December 31, 2022
Less than 1 year	~~W~~	187,885	181,930
1 ~ 2 years		178,970	169,693
2 ~ 3 years		173,944	166,787
3 ~ 4 years		176,138	166,196
4 ~ 5 years		169,308	166,965
More than 5 years		1,502,276	1,527,093

		2,388,521	2,378,664
Less: unearned finance income		(1,128,609)	(1,139,274)

Net investment in the lease (*)	~~W~~	1,259,912	1,239,390

(*)	Including the present value of unguaranteed residual value amounting to ~~W~~24,833 million and ~~W~~22,910 million, as of June 30, 2023 and December 31, 2022, respectively.

The implicit interest rate for a lease term is determined on the lease contract date. The implicit interest rate of the finance lease contracts is from 0.00% up to 17.17% per year as of June 30, 2023. (prior year : 0.00%~17.08%)

(4)	Changes in the allowance for doubtful accounts of finance lease receivables for the six-month period ended June 30, 2023 and for the year ended December 31, 2022 are as follows:

In millions of won	June 30, 2023		December 31, 2022
Beginning balance	~~W~~	4,505	768
Bad debt expense		—	3,737
Reversal of allowance of doubtful accounts		(128)	—

Ending balance	~~W~~	4,377	4,505

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

June 30, 2023 and 2022 (Unaudited)

25.	Employment Benefits

(1)	Employment benefit obligations as of June 30, 2023 and December 31, 2022 are as follows:

In millions of won	June 30, 2023		December 31, 2022
Net defined benefit asset	~~W~~	118,342	198,626
Net defined benefit obligations		940,057	825,927
Other long-term employee benefit obligations		2,617	2,794

(2)	Principal assumptions used for actuarial valuation as of June 30, 2023 and December 31, 2022 are as follows:

	June 30, 2023	December 31, 2022
Discount rate	4.72%~6.07%	5.16%~5.19%
Future salary and benefit levels	4.56%	4.55%
Weighted average duration	9.02 years	8.84 years

(3)	Details of expense relating to defined benefit plans for the three and six-month periods ended June 30, 2023 and 2022 are as follows:

In millions of won	June 30, 2023			June 30, 2022
	Three-month period ended		Six-month period ended	Three-month period ended	Six-month period ended
Current service cost	~~W~~	90,800	181,066	120,927	241,512
Interest cost		46,494	92,310	28,207	55,656
Expected return on plan assets		(38,764)	(77,548)	(17,472)	(35,136)

	~~W~~	98,530	195,828	131,662	262,032

Expenses described above are recognized in those items below in the consolidated financial statements.

In millions of won	June 30, 2023			June 30, 2022
	Three-month period ended		Six-month period ended	Three-month period ended	Six-month period ended
Cost of sales	~~W~~	70,555	139,241	98,423	195,791
Selling and administrative expenses		17,153	35,486	19,727	39,243
Others (Construction-in-progress and others)		10,822	21,101	13,512	26,998

	~~W~~	98,530	195,828	131,662	262,032

In addition, for the six-month periods ended June 30, 2023 and 2022, employee benefit obligations expenses of ~~W~~46,679 million and ~~W~~51,203 million, respectively, are recognized as cost of sales, and ~~W~~6,408 million and ~~W~~12,548 million, respectively, are recognized as selling and administrative expenses, and ~~W~~7,612 million and ~~W~~7,018 million, respectively, are recognized as construction-in-progress and others, relates to the Group’s defined contribution plans.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

June 30, 2023 and 2022 (Unaudited)

25.	Employment Benefits, Continued

(4)	Details of defined benefit obligations as of June 30, 2023 and December 31, 2022 are as follows:

In millions of won	June 30, 2023		December 31, 2022
Present value of defined benefit obligation from funded plans	~~W~~	3,958,825	3,776,715
Fair value of plan assets		(3,137,110)	(3,149,414)

Net liabilities incurred from defined benefit plans	~~W~~	821,715	627,301

(5)	Changes in the present value of defined benefit obligations for the six-month period ended June 30, 2023 and for the year ended December 31, 2022 are as follows:

In millions of won	June 30, 2023		December 31, 2022
Beginning balance	~~W~~	3,776,715	4,564,417
Current service cost		181,066	496,722
Interest cost		92,310	116,256
Remeasurement component		214,686	(1,012,727)
Past service cost		—	125
Actual payments		(306,028)	(388,105)
Others		76	27

Ending balance	~~W~~	3,958,825	3,776,715

(6)	Changes in the fair value of plan assets for the six-month period ended June 30, 2023 and for the year ended December 31, 2022 are as follows:

In millions of won	June 30, 2023		December 31, 2022
Beginning balance	~~W~~	3,149,414	2,909,547
Expected return		77,548	73,484
Remeasurement component		4,529	(11,609)
Contributions by the employers		1,477	347,778
Actual payments		(95,858)	(169,786)

Ending balance	~~W~~	3,137,110	3,149,414

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

June 30, 2023 and 2022 (Unaudited)

25.	Employment Benefits, Continued

(7)	Details of the fair value of plan assets as of June 30, 2023 and December 31, 2022 are as follows:

In millions of won	June 30, 2023		December 31, 2022
Equity instruments	~~W~~	231,805	171,301
Debt instruments		636,685	854,640
Bank deposits		538,052	590,103
Others (*)		1,730,568	1,533,370

	~~W~~	3,137,110	3,149,414

(*)	‘Others’ consist of various financial assets managed by external asset management companies.

For the six-month period ended June 30, 2023 and for the year ended December 31, 2022, actual returns on plan assets amounted to ~~W~~82,077 million and ~~W~~61,875 million, respectively.

(8)	Remeasurement component recognized in other comprehensive income (loss) for the six-month period ended June 30, 2023 and for the year ended December 31, 2022 are as follows:

In millions of won	June 30, 2023		December 31, 2022
Actuarial gain from changes in financial assumptions	~~W~~	94,994	(967,366)
Experience adjustments, etc.		119,692	(45,361)
Expected loss (return)		(4,529)	11,609

	~~W~~	210,157	(1,001,118)

Remeasurement component recognized as other comprehensive income or loss is included in retained earnings.

In addition, gain on accumulated remeasurement component amounting to ~~W~~149,152 million and gain on accumulated remeasurement component amounting to ~~W~~614,805 million have been recognized as other comprehensive income or loss as of June 30, 2023 and December 31, 2022, respectively.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

June 30, 2023 and 2022 (Unaudited)

26.	Provisions

(1)	Provisions as of June 30, 2023 and December 31, 2022 are as follows:

In millions of won	June 30, 2023			December 31, 2022
	Current		Non-current	Current	Non-current
Employment benefits
Provisions for employment benefits	~~W~~	937,724	—	1,045,058	—
Litigation
Litigation provisions		27,052	173,348	26,974	154,205
Decommissioning cost
Nuclear plants		—	23,289,328	—	23,035,427
Spent fuel		476,655	948,984	415,890	1,011,028
Radioactive waste		88,133	1,878,980	94,158	1,895,849
PCBs		—	82,741	—	88,359
Other recovery provisions		—	32,832	—	32,770
Others
Power plant regional support program		173,700	—	144,504	—
Transmission regional support program		173,973	—	239,235	—
Provisions for financial guarantee		24,833	36,118	22,895	44,345
Provisions for RPS		139,187	—	24,339	—
Provisions for greenhouse gas emissions obligations		291,237	—	298,876	—
Others		171,352	70,539	115,122	102,659

	~~W~~	2,503,846	26,512,870	2,427,051	26,364,642

(2)	Changes in provisions for the six-month period ended June 30, 2023 and for the year ended December 31, 2022 are as follows:

In millions of won	June 30, 2023
	Beginning balance		Increase in provision	Payment	Reversal	Others	Ending balance
Employment benefits
Provisions for employment benefits	~~W~~	1,045,058	550,996	(480,738)	(177,592)	—	937,724
Litigation
Litigation provisions		181,179	60,751	(18,440)	(23,090)	—	200,400
Decommissioning cost
Nuclear plants		23,035,427	277,372	(23,446)	—	(25)	23,289,328
Spent fuel		1,426,918	235,434	(236,713)	—	—	1,425,639
Radioactive waste		1,990,007	45,224	(68,118)	—	—	1,967,113
PCBs		88,359	850	(6,468)	—	—	82,741
Other recovery provisions		32,770	480	(501)	—	83	32,832
Others
Power plant regional support program		144,504	51,814	(22,618)	—	—	173,700
Transmission regional support program		239,235	8,122	(73,384)	—	—	173,973
Provisions for financial guarantee		67,240	3,734	(9,530)	(485)	(8)	60,951
Provisions for RPS		24,339	321,494	(206,646)	—	—	139,187
Provisions for greenhouse gas emissions obligations		298,876	42,773	—	(50,412)	—	291,237
Others		217,781	40,736	(11,238)	(4,041)	(1,347)	241,891

	~~W~~	28,791,693	1,639,780	(1,157,840)	(255,620)	(1,297)	29,016,716

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

June 30, 2023 and 2022 (Unaudited)

26.	Provisions, Continued

(2)	Changes in provisions for the six-month period ended June 30, 2023 and for the year ended December 31, 2022 are as follows, continued:

In millions of won	December 31, 2022
	Beginning balance		Increase in provision	Payment	Reversal	Others	Ending balance
Employment benefits
Provisions for employment benefits	~~W~~	1,048,939	997,281	(1,001,283)	—	121	1,045,058
Litigation
Litigation provisions		114,718	112,797	(39,633)	(6,360)	(343)	181,179
Decommissioning cost
Nuclear plants		19,461,461	3,630,830	(56,813)	—	(51)	23,035,427
Spent fuel		1,350,662	493,943	(417,687)	—	—	1,426,918
Radioactive waste		1,832,535	221,629	(64,157)	—	—	1,990,007
PCBs		103,665	1,949	(17,156)	(99)	—	88,359
Other recovery provisions		30,231	2,093	(165)	(751)	1,362	32,770
Others
Power plant regional support program		146,588	52,470	(54,554)	—	—	144,504
Transmission regional support program		250,288	176,424	(187,477)	—	—	239,235
Provisions for financial guarantee		80,841	4,738	(17,789)	—	(550)	67,240
Provisions for RPS		—	587,586	(556,993)	(6,254)	—	24,339
Provisions for greenhouse gas emissions obligations		655,544	387,299	(590,172)	(33,596)	(120,199)	298,876
Others		271,828	4,447	(39,566)	(19,853)	925	217,781

	~~W~~	25,347,300	6,673,486	(3,043,445)	(66,913)	(118,735)	28,791,693

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

June 30, 2023 and 2022 (Unaudited)

27.	Government Grants

(1)	Government grants as of June 30, 2023 and December 31, 2022 are as follows:

In millions of won	June 30, 2023		December 31, 2022
Land	~~W~~	(27,404)	(27,405)
Buildings		(47,906)	(50,437)
Structures		(160,429)	(165,608)
Machinery		(118,468)	(127,126)
Vehicles		(2,140)	(2,045)
Equipment		(6,396)	(6,608)
Tools		(80)	(99)
Construction-in-progress		(156,706)	(135,926)
Investment properties		(25)	(21)
Software		(156)	(174)
Development expenditures		(2,798)	(3,477)
Intangible assets under development		(2,303)	(2,108)
Other intangible assets		(369)	(67)

	~~W~~	(525,180)	(521,101)

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

June 30, 2023 and 2022 (Unaudited)

27.	Government Grants, Continued

(2)	Changes in government grants for the six-month period ended June 30, 2023 and for the year ended December 31, 2022 are as follows:

In millions of won	June 30, 2023
	Beginning balance		Receipt	Acquisition	Offset the items of depreciation expense and others	Disposal	Others	Ending balance
Cash	~~W~~	—	(22,907)	—	—	—	22,907	—
Land		(27,405)	—	—	—	1	—	(27,404)
Buildings		(50,437)	—	—	2,526	—	5	(47,906)
Structures		(165,608)	—	—	4,798	686	(305)	(160,429)
Machinery		(127,126)	—	—	8,475	140	43	(118,468)
Vehicles		(2,045)	—	—	433	—	(528)	(2,140)
Equipment		(6,608)	—	—	986	—	(774)	(6,396)
Tools		(99)	—	—	19	—	—	(80)
Construction-in-progress		(135,926)	—	493	—	—	(21,273)	(156,706)
Investment properties		(21)	—	—	—	—	(4)	(25)
Software		(174)	—	—	40	—	(22)	(156)
Development expenditures		(3,477)	—	—	679	—	—	(2,798)
Intangible assets under development		(2,108)	—	—	—	—	(195)	(2,303)
Other intangible assets		(67)	—	—	47	—	(349)	(369)

	~~W~~	(521,101)	(22,907)	493	18,003	827	(495)	(525,180)

In millions of won	December 31, 2022
	Beginning balance		Receipt	Acquisition	Offset the items of depreciation expense and others	Disposal	Others	Ending balance
Cash	~~W~~	—	(50,755)	—	—	—	50,755	—
Land		(23,474)	—	—	—	1	(3,932)	(27,405)
Buildings		(52,122)	—	—	5,360	—	(3,675)	(50,437)
Structures		(172,021)	—	—	9,568	1,250	(4,405)	(165,608)
Machinery		(140,082)	—	—	17,283	405	(4,732)	(127,126)
Vehicles		(1,675)	—	—	663	—	(1,033)	(2,045)
Equipment		(149)	—	—	494	—	(6,953)	(6,608)
Tools		(64)	—	—	32	—	(67)	(99)
Construction-in-progress		(111,822)	—	23,155	—	17	(47,276)	(135,926)
Investment properties		(30)	—	—	1	—	8	(21)
Software		(91)	—	—	60	—	(143)	(174)
Development expenditures		(3,820)	—	—	1,466	—	(1,123)	(3,477)
Intangible assets under development		(7,326)	—	—	—	—	5,218	(2,108)
Other intangible assets		(71)	—	—	4	—	—	(67)

	~~W~~	(512,747)	(50,755)	23,155	34,931	1,673	(17,358)	(521,101)

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

June 30, 2023 and 2022 (Unaudited)

28.	Deferred Revenue

Deferred revenue for the six-month period ended June 30, 2023 and for the year ended December 31, 2022 are as follows which are included in current and non-current non-financial liabilities in the consolidated statements of financial position:

In millions of won	June 30, 2023		December 31, 2022
Beginning balance	~~W~~	10,974,845	10,356,555
Increase		509,907	1,330,129
Recognized as revenue		(365,543)	(711,839)

Ending balance	~~W~~	11,119,209	10,974,845

29.	Non-financial Liabilities

Non-financial liabilities as of June 30, 2023 and December 31, 2022 are as follows:

In millions of won	June 30, 2023			December 31, 2022
	Current		Non-current	Current	Non-current
Advance received	~~W~~	5,039,318	317,147	4,544,206	284,618
Unearned revenue		46,330	2,961	86,584	7,200
Deferred revenue		711,178	10,408,031	702,430	10,272,415
Withholdings		442,752	2,502	207,217	2,408
Others		1,468,532	97,628	1,433,940	96,020

	~~W~~	7,708,110	10,828,269	6,974,377	10,662,661

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

June 30, 2023 and 2022 (Unaudited)

30.	Contributed Capital

(1)	Details of share capital as of June 30, 2023 and December 31, 2022 are as follows:

In millions of won except share information
	June 30, 2023
	Shares authorized	Shares issued	Par value per share (in won)		Owned by government (*)	Owned by others	Total
Common shares	1,200,000,000	641,964,077	~~W~~	5,000	1,640,385	1,569,435	3,209,820

(*)	Korea Development Bank’s interest of ~~W~~1,056,176 million is included.

In millions of won except share information
	December 31, 2022
	Shares authorized	Shares issued	Par value per share (in won)		Owned by government (*)	Owned by others	Total
Common shares	1,200,000,000	641,964,077	~~W~~	5,000	1,640,385	1,569,435	3,209,820

(*)	Korea Development Bank’s interest of ~~W~~1,056,176 million is included.

(2)	Details in number of floating capital stock for the six-month period ended June 30, 2023 and for the year ended December 31, 2022 are as follows:

Number of shares	June 30, 2023	December 31, 2022
Beginning balance	641,964,077	641,964,077

Ending balance	641,964,077	641,964,077

(3)	Details of share premium as of June 30, 2023 and December 31, 2022 are as follows:

In millions of won	June 30, 2023		December 31, 2022
Share premium	~~W~~	843,758	843,758

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

June 30, 2023 and 2022 (Unaudited)

31.	Retained Earnings and Dividends Paid

(1)	Details of retained earnings as of June 30, 2023 and December 31, 2022 are as follows:

In millions of won	June 30, 2023		December 31, 2022
Legal reserve (*)	~~W~~	1,604,910	1,604,910
Voluntary reserves		2,812,312	27,782,969
Retained earnings (Undisposed deficit) before appropriations		10,040,143	(7,956,579)

Retained earnings	~~W~~	14,457,365	21,431,300

(*)

The KEPCO Act requires KEPCO to appropriate a legal reserve equal to at least 20 percent of net income for each accounting period until the reserve equals 50 percent of KEPCO’s common stock. The legal reserve is not available for cash dividends; however, this reserve may be credited to paid-in capital or offset against accumulated deficit by the resolution of the shareholders.

(2)	Details of voluntary reserves as of June 30, 2023 and December 31, 2022 are as follows:

In millions of won	June 30, 2023		December 31, 2022
Reserve for investment on social overhead capital	~~W~~	2,272,312	5,277,449
Reserve for research and human development (*)		330,000	330,000
Reserve for business expansion		—	21,965,520
Reserve for equalizing dividends		210,000	210,000

	~~W~~	2,812,312	27,782,969

(*)

The reserve for research and human development is appropriated by KEPCO to use as qualified tax credits to reduce corporate tax liabilities. The reserve is available for cash dividends for a certain period as defined by the Restriction of Special Taxation Act of Korea.

(3)	Changes in retained earnings for the six-month period ended June 30, 2023 and for the year ended December 31, 2022 are as follows:

In millions of won	June 30, 2023		December 31, 2022
Beginning balance	~~W~~	21,431,300	45,258,244
Loss for the year attributed to owners of the controlling company		(6,849,287)	(24,466,853)
Changes in equity method retained earnings		(794)	12,305
Remeasurements of defined benefit liability, net of tax		(123,854)	626,769
Additional paid-in capital and others		—	835

Ending balance	~~W~~	14,457,365	21,431,300

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

June 30, 2023 and 2022 (Unaudited)

31.	Retained Earnings and Dividends Paid, Continued

(4)	Dividends paid for the six-month period ended June 30, 2023 and for the year ended December 31, 2022 are as follows:

In millions of won	June 30, 2023
	Number of shares issued	Number of treasury stocks	Number of shares eligible for dividends	Dividends paid per share (in won)		Dividends paid
Common shares	641,964,077	—	641,964,077	~~W~~	—	—

In millions of won	December 31, 2022
	Number of shares issued	Number of treasury stocks	Number of shares eligible for dividends	Dividends paid per share (in won)		Dividends paid
Common shares	641,964,077	—	641,964,077	~~W~~	—	—

(5)	Changes in retained earnings of investments in associates and joint ventures for the six-month period ended June 30, 2023 and for the year ended December 31, 2022 are as follows:

In millions of won	June 30, 2023		December 31, 2022
Beginning balance	~~W~~	16,275	3,970
Changes		(794)	12,305

Ending balance	~~W~~	15,481	16,275

(6)	Changes in remeasurement components related to defined benefit liability for the six-month period ended June 30, 2023 and for the year ended December 31, 2022 are as follows:

In millions of won	June 30, 2023		December 31, 2022
Beginning balance	~~W~~	614,805	98,844
Changes		(197,488)	964,791
Income tax effect		73,634	(338,022)
Transfer to reserve for business expansion		(341,799)	(110,808)

Ending balance	~~W~~	149,152	614,805

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

June 30, 2023 and 2022 (Unaudited)

32.	Hybrid Bonds

Hybrid bonds classified as equity (non-controlling interests) as of June 30, 2023 and December 31, 2022 are as follows:

In millions of won
Issuer	Hybrid bond	Issued date	Maturity	Yield (%)	June 30, 2023		December 31, 2022
Korea South-East Power Co., Ltd. (*)	2nd hybrid bond	2012.12.07	2042.12.06	4.44	~~W~~	230,000	230,000
Expense of issuance						(627)	(627)

					~~W~~	229,373	229,373

(*)

Bondholders may not require prepayment in any case, and the Group has a call option to repay all of these bonds on or after 12 years from the date of issuance of the bonds, or on each interest payment date henceforth. In addition, there is a step-up clause from the date of the initial call option exercise. Although these instruments have contractual maturity dates, the contractual agreements allow these subsidiaries to indefinitely extend the maturity dates and defer the payment of interest without modification to the other terms of the instruments. When the Group decides not to pay dividends on common shares, they are not required to pay interest on the hybrid bonds.

33.	Other Components of Equity

(1)	Other components of equity as of June 30, 2023 and December 31, 2022 are as follows:

In millions of won	June 30, 2023		December 31, 2022
Other capital surplus	~~W~~	1,284,416	1,268,569
Accumulated other comprehensive income		632,873	496,976
Other equity		13,294,972	13,294,973

	~~W~~	15,212,261	15,060,518

(2)	Changes in other capital surplus for the six-month period ended June 30, 2023 and for the year ended December 31, 2022 are as follows:

In millions of won	June 30, 2023				December 31, 2022
	Gains on disposal of treasury stocks		Others	Subtotal	Gains on disposal of treasury stocks	Others	Subtotal
Beginning balance	~~W~~	387,524	881,045	1,268,569	387,524	843,585	1,231,109
Changes in consolidation scope		—	(47)	(47)	—	(597)	(597)
Additional paid-in capital and others		—	12	12	—	39,641	39,641
Transactions between consolidated entities		—	15,882	15,882	—	(1,584)	(1,584)

Ending balance	~~W~~	387,524	896,892	1,284,416	387,524	881,045	1,268,569

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

June 30, 2023 and 2022 (Unaudited)

33.	Other Components of Equity, Continued

(3)	Changes in accumulated other comprehensive income (loss) for the six-month period ended June 30, 2023 and for the year ended December 31, 2022 are as follows:

In millions of won	June 30, 2023
	Financial assets at fair value through other comprehensive income valuation reserve		Shares of other comprehensive income of investments in associates and joint ventures	Reserve for overseas operations translation credit	Reserve for gain (loss) on valuation of derivatives	Total
Beginning balance	~~W~~	11,510	820,739	(305,620)	(29,653)	496,976
Changes in the unrealized fair value of financial assets at FVOCI, net of tax		(68,309)	—	—	—	(68,309)
Shares of other comprehensive income of associates and joint ventures, net of tax		—	201,726	—	—	201,726
Foreign currency translation of foreign operations, net of tax		—	—	15,587	—	15,587
Net change in the unrealized fair value of derivatives using cash flow hedge accounting, net of tax		—	—	—	(13,107)	(13,107)

Ending balance	~~W~~	(56,799)	1,022,465	(290,033)	(42,760)	632,873

In millions of won	December 31, 2022
	Financial assets at fair value through other comprehensive income valuation reserve		Shares of other comprehensive income of investments in associates and joint ventures	Reserve for overseas operations translation credit	Reserve for gain (loss) on valuation of derivatives	Total
Beginning balance	~~W~~	(46,498)	311,252	(325,170)	2,784	(57,632)
Changes in the unrealized fair value of financial assets at FVOCI, net of tax		58,008	—	—	—	58,008
Shares of other comprehensive income of associates and joint ventures, net of tax		—	509,487	—	—	509,487
Foreign currency translation of foreign operations, net of tax		—	—	19,550	—	19,550
Net change in the unrealized fair value of derivatives using cash flow hedge accounting, net of tax		—	—	—	(32,437)	(32,437)

Ending balance	~~W~~	11,510	820,739	(305,620)	(29,653)	496,976

(4)	Other equity as of June 30, 2023 and December 31, 2022 are as follows:

In millions of won	June 30, 2023		December 31, 2022
Statutory revaluation reserve	~~W~~	13,295,098	13,295,098
Changes in other equity		(126)	(125)

	~~W~~	13,294,972	13,294,973

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

June 30, 2023 and 2022 (Unaudited)

34.	Sales

Details of sales for the three and six-month periods ended June 30, 2023 and 2022 are as follows:

In millions of won	June 30, 2023
	Domestic			Overseas		Total
	Three- month period ended		Six- month period ended	Three- month period ended	Six- month period ended	Three- month period ended	Six- month period ended
[Type of goods and services]
Sales of goods	~~W~~	18,991,951	40,056,135	96,473	175,794	19,088,424	40,231,929
Electricity		18,361,688	38,620,751	—	—	18,361,688	38,620,751
Heat supply		41,561	311,064	—	—	41,561	311,064
Others		588,702	1,124,320	96,473	175,794	685,175	1,300,114
Sales related to rendering of services		94,812	188,815	61,298	116,457	156,110	305,272
Sales related to construction services		51,044	87,944	143,209	225,829	194,253	313,773
Revenue related to transfer of assets from customers		183,708	365,543	—	—	183,708	365,543

	~~W~~	19,321,515	40,698,437	300,980	518,080	19,622,495	41,216,517

[Timing of revenue recognition]
Performance obligations satisfied at a point in time	~~W~~	18,991,951	40,056,135	96,473	175,794	19,088,424	40,231,929
Performance obligations satisfied over time		329,564	642,302	204,507	342,286	534,071	984,588

	~~W~~	19,321,515	40,698,437	300,980	518,080	19,622,495	41,216,517

In millions of won	June 30, 2022
	Domestic			Overseas		Total
	Three- month period ended		Six- month period ended	Three- month period ended	Six- month period ended	Three- month period ended	Six- month period ended
[Type of goods and services]
Sales of goods	~~W~~	14,715,159	30,629,009	174,590	298,536	14,889,749	30,927,545
Electricity		14,090,198	29,468,556	—	—	14,090,198	29,468,556
Heat supply		63,121	295,769	—	—	63,121	295,769
Others		561,840	864,684	174,590	298,536	736,430	1,163,220
Sales related to rendering of services		86,309	150,100	86,192	133,474	172,501	283,574
Sales related to construction services		53,466	85,413	235,199	344,046	288,665	429,459
Revenue related to transfer of assets from customers		177,120	351,527	—	—	177,120	351,527

	~~W~~	15,032,054	31,216,049	495,981	776,056	15,528,035	31,992,105

[Timing of revenue recognition]
Performance obligations satisfied at a point in time	~~W~~	14,715,159	30,629,009	174,590	298,536	14,889,749	30,927,545
Performance obligations satisfied over time		316,895	587,040	321,391	477,520	638,286	1,064,560

	~~W~~	15,032,054	31,216,049	495,981	776,056	15,528,035	31,992,105

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

June 30, 2023 and 2022 (Unaudited)

35.	Selling and Administrative Expenses

Selling and administrative expenses for the three and six-month periods ended June 30, 2023 and 2022 are as follows:

In millions of won	June 30, 2023			June 30, 2022
	Three- month period ended		Six- month period ended	Three- month period ended	Six- month period ended
Salaries	~~W~~	228,621	506,895	277,279	548,138
Retirement benefit expense		20,123	41,894	24,710	51,791
Welfare and benefit expense		36,404	71,536	38,064	72,240
Insurance expense		6,389	14,449	4,535	11,787
Depreciation		64,134	127,410	57,336	110,428
Amortization of intangible assets		23,686	44,696	22,558	41,584
Bad debt expense (reversal of bad debt expense)		28,006	27,185	(10,343)	(1,927)
Commission		100,809	203,160	117,417	200,174
Advertising expense		6,779	22,080	5,317	18,970
Training expense		1,877	3,700	1,618	2,652
Vehicle maintenance expense		2,435	4,679	2,894	5,024
Publishing expense		660	1,517	808	1,688
Business promotion expense		611	1,397	839	1,611
Rent expense		9,878	20,560	9,241	18,396
Telecommunication expense		1,968	4,156	2,141	4,307
Transportation expense		218	580	263	504
Taxes and dues		74,123	91,408	83,341	93,443
Expendable supplies expense		1,604	3,664	2,606	5,138
Water, light and heating expense		3,756	9,329	4,541	9,687
Repairs and maintenance expense		32,925	59,448	42,880	64,492
Ordinary development expense		42,871	83,866	45,171	87,491
Travel expense		4,029	8,285	4,550	8,257
Clothing expense		913	1,133	1,760	1,906
Survey and analysis expense		292	544	300	514
Membership fee		416	963	522	1,122
Others		32,303	62,883	29,047	58,132

	~~W~~	725,830	1,417,417	769,395	1,417,549

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

June 30, 2023 and 2022 (Unaudited)

36.	Other Income and Expenses

(1)	Other income for the three and six-month periods ended June 30, 2023 and 2022 are as follows:

In millions of won	June 30, 2023			June 30, 2022
	Three- month period ended		Six- month period ended	Three- month period ended	Six- month period ended
Reversal of other provisions	~~W~~	12,747	23,333	1,915	4,271
Gains on government grants		72	132	70	145
Gains on assets contributed		13,772	15,794	104	255
Gains on liabilities exempted		573	675	1,002	1,160
Compensation and reparations revenue		16,603	35,550	14,801	30,476
Revenue from research contracts		1,414	2,130	4,411	6,237
Rental income		55,923	107,758	51,918	102,740
Others		33,880	39,348	24,685	28,910

	~~W~~	134,984	224,720	98,906	174,194

(2)	Other expenses for the three and six-month periods ended June 30, 2023 and 2022 are as follows:

In millions of won	June 30, 2023			June 30, 2022
	Three- month period ended		Six- month period ended	Three- month period ended	Six- month period ended
Compensation and indemnification expense	~~W~~	3	3	11	11
Accretion expenses of other provisions		126	471	119	642
Depreciation expenses on investment properties		124	247	125	226
Depreciation expenses on idle assets		916	1,830	917	1,807
Other bad debt expense		5,966	8,584	3,225	5,632
Donations		91,295	101,424	20,487	30,000
Others		9,959	16,900	16,678	52,487

	~~W~~	108,389	129,459	41,562	90,805

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

June 30, 2023 and 2022 (Unaudited)

37.	Other Gains (Losses)

Composition of other gains (losses) for the three and six-month periods ended June 30, 2023 and 2022 are as follows:

In millions of won	June 30, 2023			June 30, 2022
	Three- month period ended		Six- month period ended	Three- month period ended	Six- month period ended
Other gains
Gains on disposal of property, plant and equipment	~~W~~	7,127	13,694	70,935	77,975
Gains on disposal of intangible assets		—	—	132	132
Gains on foreign currency translation		—	12,226	22,684	34,169
Gains on foreign currency transactions		19,410	67,344	25,023	37,121
Gains on insurance proceeds		—	—	5,154	5,154
Others		67,079	168,848	89,248	145,544

Other losses
Losses on disposal of property, plant and equipment		(22,853)	(34,157)	(21,794)	(51,770)
Losses on disposal of intangible assets		(13)	(70)	(20)	(39)
Impairment loss on property, plant and equipment		(4,146)	(6,167)	—	—
Impairment loss on intangible assets		—	(283)	(14)	(14)
Losses on foreign currency translation		(5,437)	(10,364)	(23,489)	(26,336)
Losses on foreign currency transactions		(27,402)	(101,806)	(62,162)	(88,124)
Others		(44,091)	(106,327)	(45,719)	(83,681)

	~~W~~	(10,326)	2,938	59,978	50,131

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

June 30, 2023 and 2022 (Unaudited)

38.	Finance Income

Finance income for the three and six-month periods ended June 30, 2023 and 2022 are as follows:

In millions of won	June 30, 2023			June 30, 2022
	Three- month period ended		Six- month period ended	Three- month period ended	Six- month period ended
Interest income	~~W~~	100,961	203,907	77,002	138,271
Dividends income		11,223	11,412	6,823	15,278
Gains on disposal of financial assets		4,293	6,569	167	1,107
Gains on valuation of financial assets at fair value through profit or loss		—	16,822	722	2,334
Gains on valuation of derivatives		126,181	530,004	688,158	827,682
Gains on transaction of derivatives		56,278	132,674	96,851	133,213
Gains on foreign currency translation		11,317	64,776	94,281	123,934
Gains on foreign currency transactions		9,919	15,410	12,979	16,569
Other finance income		701	1,384	118	319

	~~W~~	320,873	982,958	977,101	1,258,707

39.	Finance Expenses

Finance expenses for the three and six-month periods ended June 30, 2023 and 2022 are as follows:

In millions of won	June 30, 2023			June 30, 2022
	Three- month period ended		Six- month period ended	Three- month period ended	Six- month period ended
Interest expense	~~W~~	1,109,135	2,157,213	639,744	1,203,655
Losses on sale of financial assets		—	—	673	907
Losses on valuation of financial assets at fair value through profit or loss		1,903	2,004	2,700	13,838
Losses on valuation of derivatives		—	35,971	—	19,947
Losses on transaction of derivatives		12,786	61,394	17,222	28,769
Losses on foreign currency translation		118,313	640,148	934,843	1,240,706
Losses on foreign currency transactions		21,733	29,324	68,621	78,685
Losses on repayment of financial liabilities		—	—	—	15
Others		28	531	681	1,496

	~~W~~	1,263,898	2,926,585	1,664,484	2,588,018

Capitalization rates for the six-month periods ended June 30, 2023 and 2022 are 2.50%~5.29% and 2.22%~2.88%, respectively.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

June 30, 2023 and 2022 (Unaudited)

40.	Income Taxes

Income tax expense is calculated by adjusting adjustments recognized in the current period, changes in deferred tax assets and liabilities resulting from temporary differences, and income tax expense related to items recognized as other than profit or loss. The Group did not calculate the average effective tax rate for the current and previous periods because income tax benefit occurred for the six-month periods ended June 30, 2023 and 2022.

41.	Assets Held-for-Sale

Assets held-for-sale as of June 30, 2023 and December 31, 2022 are as follows:

In millions of won	June 30, 2023		December 31, 2022
Land (*1,2)	~~W~~	31,766	31,766
Buildings (*1,2)		12,981	12,981
Structures (*1)		1	1

	~~W~~	44,748	44,748

(*1)

The board of directors of KEPCO Engineering & Construction Company, Inc., a subsidiary of the Group, made a resolution to sell its old office building in Yongin-si, Gyeonggi-do, and reclassified the buildings, structures, and land as assets held-for-sale expecting its carrying amount would be recovered through a sale transaction.

(*2)

The board of directors of Korea Electric Power Corporation, the controlling company, made a resolution to sell the Uijeongbu substation, and reclassified the buildings and land as assets held-for-sale expecting its carrying amount would be recovered through a sale transaction.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

June 30, 2023 and 2022 (Unaudited)

42.	Expenses Classified by Nature

Expenses classified by nature for the six-month periods ended June 30, 2023 and 2022 are as follows:

In millions of won	June 30, 2023
	Selling and administrative expenses		Cost of sales	Total
Raw materials used	~~W~~	—	15,279,043	15,279,043
Power purchase		—	21,088,692	21,088,692
Salaries		506,895	2,081,415	2,588,310
Retirement benefit expense		41,894	185,920	227,814
Welfare and benefit expense		71,536	265,924	337,460
Insurance expense		14,449	64,041	78,490
Depreciation		127,410	6,285,503	6,412,913
Amortization of intangible assets		44,696	39,640	84,336
Bad debt expense		27,185	—	27,185
Commission		203,160	184,967	388,127
Advertising expense		22,080	4,177	26,257
Training expense		3,700	5,952	9,652
Vehicle maintenance expense		4,679	4,298	8,977
Publishing expense		1,517	1,360	2,877
Business promotion expense		1,397	1,314	2,711
Rent expense		20,560	76,431	96,991
Telecommunication expense		4,156	5,100	9,256
Transportation expense		580	56,991	57,571
Taxes and dues		91,408	346,325	437,733
Expendable supplies expense		3,664	20,832	24,496
Water, light and heating expense		9,329	22,137	31,466
Repairs and maintenance expense		59,448	1,219,815	1,279,263
Ordinary development expense		83,866	236,140	320,006
Travel expense		8,285	41,225	49,510
Clothing expense		1,133	3,737	4,870
Survey and analysis expense		544	1,925	2,469
Membership fee		963	12,329	13,292
Others		62,883	713,824	776,707

	~~W~~	1,417,417	48,249,057	49,666,474

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

June 30, 2023 and 2022 (Unaudited)

42.	Expenses Classified by Nature, Continued

Expenses classified by nature for the six-month periods ended June 30, 2023 and 2022 are as follows, continued:

In millions of won	June 30, 2022
	Selling and administrative expenses		Cost of sales	Total
Raw materials used	~~W~~	—	14,666,067	14,666,067
Power purchase		—	18,996,872	18,996,872
Salaries		548,138	2,114,045	2,662,183
Retirement benefit expense		51,791	246,994	298,785
Welfare and benefit expense		72,240	257,982	330,222
Insurance expense		11,787	52,155	63,942
Depreciation		110,428	6,055,383	6,165,811
Amortization of intangible assets		41,584	36,049	77,633
Bad debt expense (reversal of bad debt expense)		(1,927)	—	(1,927)
Commission		200,174	148,451	348,625
Advertising expense		18,970	4,871	23,841
Training expense		2,652	4,879	7,531
Vehicle maintenance expense		5,024	4,829	9,853
Publishing expense		1,688	1,360	3,048
Business promotion expense		1,611	1,802	3,413
Rent expense		18,396	57,535	75,931
Telecommunication expense		4,307	5,066	9,373
Transportation expense		504	47,324	47,828
Taxes and dues		93,443	321,245	414,688
Expendable supplies expense		5,138	21,260	26,398
Water, light and heating expense		9,687	33,308	42,995
Repairs and maintenance expense		64,492	1,066,980	1,131,472
Ordinary development expense		87,491	225,978	313,469
Travel expense		8,257	40,075	48,332
Clothing expense		1,906	2,349	4,255
Survey and analysis expense		514	2,033	2,547
Membership fee		1,122	11,345	12,467
Others		58,132	451,589	509,721

	~~W~~	1,417,549	44,877,826	46,295,375

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

June 30, 2023 and 2022 (Unaudited)

43.	Loss Per Share

(1)	Basic loss per share for the three and six-month periods ended June 30, 2023 and 2022 are as follows:

In won	June 30, 2023			June 30, 2022
Type	Three- month period ended		Six- month period ended	Three- month period ended	Six- month period ended
Basic loss per share	~~W~~	(2,964)	(10,669)	(7,535)	(16,808)

(2)	Loss for the periods and weighted average number of common shares used in the calculation of basic loss per share for the three and six-month periods ended June 30, 2023 and 2022 are as follows:

In millions of won except number of shares	June 30, 2023			June 30, 2022
Type	Three- month period ended		Six- month period ended	Three- month period ended	Six- month period ended
Loss attributable to controlling interest	~~W~~	(1,902,784)	(6,849,287)	(4,837,193)	(10,790,049)
Loss used in the calculation of total basic earnings per share		(1,902,784)	(6,849,287)	(4,837,193)	(10,790,049)
Weighted average number of common shares		641,964,077	641,964,077	641,964,077	641,964,077

(3)	Weighted average number of common shares used in the calculation of basic loss per share for the three and six-month periods ended June 30, 2023 and 2022 are as follows:

In number of shares	June 30, 2023		June 30, 2022
Type	Three- Month period ended	Six- month period ended	Three- month period ended	Six- month period ended
The number of common shares issued at beginning of the year	641,964,077	641,964,077	641,964,077	641,964,077
Weighted average number of common shares	641,964,077	641,964,077	641,964,077	641,964,077

There are no potential dilutive instruments and diluted loss per share are same as basic loss per share for the three and six-month periods ended June 30, 2023 and 2022.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

June 30, 2023 and 2022 (Unaudited)

44.	Risk Management

(1)	Capital risk management

The Group manages its capital to ensure that entities in the Group will be able to continue while maximizing the return to shareholder through the optimization of the debt and equity balance. The capital structure of the Group consists of net debt (offset by cash and cash equivalents) and equity. The Group’s overall capital risk management strategy remains consistent with the prior year.

Details of the Group’s capital management accounts as of June 30, 2023 and December 31, 2022 are as follows:

In millions of won	June 30, 2023		December 31, 2022
Total borrowings and debt securities	~~W~~	131,433,489	120,605,365
Cash and cash equivalents		2,850,902	3,234,780

Net borrowings and debt securities		128,582,587	117,370,585

Total equity		35,072,888	42,000,256

Debt to equity ratio		366.62%	279.45%

(2)	Financial risk management

The Group is exposed to various risks related to its financial instruments, such as, market risk (currency risk, interest rate risk, price risk), and credit risk. The Group monitors and manages the financial risks relating to the operations of the Group through internal risk reports which analyze exposures by degree and magnitude of risks. The Group uses derivative financial instruments to hedge certain risk exposures. The Group’s overall financial risk management strategy remains consistent with the prior year.

(i)	Credit risk

Credit risk is the risk of finance loss to the Group if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises primarily from the sales activities, securities and derivatives. In addition, credit risk exposure may exist within financial guarantees and unused line of credits. As these financial institutions the Group makes transactions with are reputable financial institutions, the credit risk from them is considered limited. The Group decides credit transaction limits based on evaluation of client’s credit, through information obtained from the credit bureau and disclosed financial position at committing contracts.

1	Credit risk management

Electricity sales, the main operations of the Group are the necessity for daily life and industrial activities of Korean nationals and have importance as one of the national key industries. The Group dominates the domestic market supplying electricity to customers. The Group is not exposed to significant credit risk as customers of the Group are diverse and are from various industries and areas. The Group uses publicly available information and its own internal data related to trade receivables, to rate its major customers and to measure the credit risk that a counter party will default on a contractual obligation. For the incurred but not recognized loss, it is measured considering overdue period.

2	Impairment and allowance account

In accordance with the Group policies, individual material financial assets are assessed on a regular basis, trade receivables that are assessed not to be impaired individually are, in addition, assessed for impairment on a collective basis. Value of the acquired collateral (including the confirmation of feasibility) and estimated collectable amounts are included in this assessment.

Allowance for bad debts assessed on a collective basis are recognized for (i) the group of assets which individually are not material and (ii) incurred but not recognized losses that are assessed using statistical methods, judgment and past experience.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

June 30, 2023 and 2022 (Unaudited)

44.	Risk Management, Continued

(2)	Financial risk management, continued

Book values of the financial assets represent the maximum exposed amounts of the credit risk. Details of the Group’s level of maximum exposure to credit risk as of June 30, 2023 and December 31, 2022 are as follows:

In millions of won	June 30, 2023		December 31, 2022
Cash and cash equivalents	~~W~~	2,850,902	3,234,780
Financial assets at fair value through profit or loss (*1)		1,552,572	3,610,408
Derivative assets (trading)		892,875	693,072
Financial assets at fair value through other comprehensive income (debt securities)		4,609	529
Financial assets at amortized cost		28,723	26,998
Loans		1,011,622	1,013,371
Long-term/short-term financial instruments		1,306,539	1,353,080
Derivative assets (applying hedge accounting)		397,651	324,952
Trade and other receivables		12,212,874	12,614,902
Financial guarantee contracts (*2)		3,924,900	3,776,060

(*1)	Equity investments held by the Group are excluded.
(*2)	Maximum exposure associated with the financial guarantee contracts is the maximum amounts of the obligation.

For the six-month period ended June 30, 2023, there are no financial assets and non-financial assets that were acquired through the exercise of the right of collateralized assets and reinforcement of credit arrangement.

(ii)	Market risk

Market risk is the risk that the Group’s fair values of the financial instruments or future cash flows are affected by the changes in the market. Market risk consists of interest rate risk, currency risk and other price risk.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

June 30, 2023 and 2022 (Unaudited)

44.	Risk Management, Continued

(2)	Financial risk management, continued

(iii)	Sensitivity analysis

Significant assets and liabilities with uncertainties in underlying assumptions

①	Defined benefit obligation

A sensitivity analysis of defined benefit obligation assuming a 1%p increase and decrease movements in the actuarial valuation assumptions as of June 30, 2023 and December 31, 2022 are as follows:

In millions of won		June 30, 2023		December 31, 2022
Type	Accounts	1%p Increase	1%p Decrease	1%p Increase	1%p Decrease
Future salary increases	Increase (decrease) in defined benefit obligation	~~W~~ 372,192	(326,893)	321,930	(283,658)
Discount rate	Increase (decrease) in defined benefit obligation	(317,278)	370,182	(289,229)	337,033

Changes of employee benefits assuming a 1%p increase and decrease movements in discount rate on plan asset for the six-month periods ended June 30, 2023 and 2022 are ~~W~~14,930 million and ~~W~~13,849 million, respectively.

②	Provisions

Changes in provisions due to movements in underlying assumptions as of June 30, 2023 and December 31, 2022 are as follows:

Type	Accounts	June 30, 2023	December 31, 2022
PCBs	Inflation rate	1.98%	1.98%
	Discount rate	1.92%	1.92%
Nuclear plants	Inflation rate	2.25%	2.25%
	Discount rate	2.48%	2.48%
Spent fuel	Inflation rate	2.93%	2.93%
	Discount rate	4.49%	4.49%
Radioactive waste	Inflation rate	3.06%	3.06%
	Discount rate	2.62%	2.62%

A sensitivity analysis of provisions assuming a 0.1%p increase and decrease movements in the underlying assumptions as of June 30, 2023 and December 31, 2022 are as follows:

In millions of won		June 30, 2023			December 31, 2022
Type	Accounts	0.1%p Increase		0.1%p Decrease	0.1%p Increase	0.1%p Decrease
Discount rate	PCBs	~~W~~	(125)	125	(169)	169
	Nuclear plants		(469,474)	486,128	(474,432)	491,360
	Spent fuel		(54,282)	56,402	(54,330)	56,453
	Radioactive waste		(14,659)	14,822	(15,089)	15,260
Inflation rate	PCBs		125	(125)	169	(169)
	Nuclear plants		521,599	(504,384)	515,262	(498,258)
	Spent fuel		57,217	(55,141)	57,269	(55,191)
	Radioactive waste		14,665	(14,526)	14,190	(14,056)

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

June 30, 2023 and 2022 (Unaudited)

44.	Risk Management, Continued

(2)	Financial risk management, continued

Management judgment effected by uncertainties in underlying assumptions

①	Foreign currency risk

The Group undertakes transactions denominated in foreign currencies; consequently, exposures to exchange rate fluctuations arise. The carrying amounts of the Group’s foreign currency denominated monetary assets and monetary liabilities as of June 30, 2023 and December 31, 2022 are as follows:

In thousands of foreign currencies	Assets		Liabilities
Type	June 30, 2023	December 31, 2022	June 30, 2023	December 31, 2022
AED	29,412	5,610	18,652	25,597
AUD	4,447	4,448	823,173	299,663
BDT	2,392	7,514	—	—
BWP	816	824	—	—
EGP	—	—	—	1,162
CAD	89	89	—	595
CHF	—	—	500,149	500,158
CZK	—	—	—	153
EUR	673	1,976	77,997	41,073
GBP	13	—	—	31
HKD	—	—	5,113,894	4,014,446
IDR	17,004,222	598,697	1,567,087	1,323,840
INR	1,557,542	1,592,380	361,312	312,978
JOD	544	1,146	535	14
JPY	958,403	568,263	898,088	1,719,846
KZT	1,510	1,510	—	—
MGA	1,164,833	2,856,045	722,302	347,403
MMK	199,518	199,518	—	—
MYR	38,957	38,177	—	—
PHP	97,663	68,592	6,666	7,493
PKR	2,780,601	533,816	10,622	219,341
RUB	—	—	—	2,881
SAR	1,373	1,713	20	9,710
SEK	—	—	449,222	449,211
SGD	415	—	1,202	—
THB	—	—	—	389
USD	1,258,142	1,484,614	13,059,832	13,599,643
UYU	160,198	128,674	2,398	3,106
VND	1,320,044	1,184,670	—	4,495
ZAR	96,980	43,461	523	—

A sensitivity analysis on the Group’s income for the period assuming a 10% increase and decrease in currency exchange rates as of June 30, 2023 and December 31, 2022 are as follows:

In millions of won	June 30, 2023			December 31, 2022
Type	10% Increase		10% Decrease	10% Increase	10% Decrease
Increase (decrease) of profit before income tax	~~W~~	(1,789,265)	1,789,265	(1,703,053)	1,703,053
Increase (decrease) of shareholder’s equity (*)		(1,789,265)	1,789,265	(1,703,053)	1,703,053

(*)	The effect on the shareholder’s equity excluding the impact of income taxes.

The sensitivity analysis above is conducted for monetary assets and liabilities denominated in foreign currencies other than functional currency, without consideration of hedge effect of related derivatives, as of June 30, 2023 and December 31, 2022.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

June 30, 2023 and 2022 (Unaudited)

44.	Risk Management, Continued

(2)	Financial risk management, continued

To manage its foreign currency risk related to foreign currency denominated receivables and payables, the Group has a policy to enter into currency swap agreements. In addition, to manage its foreign currency risk related to foreign currency denominated expected sales transactions and purchase transactions, the Group enters into currency forward agreements.

There is an economic relationship between the hedged item and the hedging instrument as the terms of cross-currency swap agreement is consistent with the terms of expected transaction (repayment of foreign debt securities and others). The hedging ratio is 1:1 as the risk of cross-currency swap agreement matches the hedged item. As of June 30, 2023, the hedging instrument (cross-currency swap) hedges the risk of the hedged item(repayment of foreign debt securities and others).

②	Interest rate risk

The Group is exposed to interest rate risk due to its borrowing with floating interest rates. A 1%p increase or decrease is used when reporting interest rate risk internally to key management personnel and represents management’s assessment of the reasonably possible change in interest rates.

The Group’s borrowings and debt securities with floating interest rates as of June 30, 2023 and December 31, 2022 are as follows:

In millions of won
Type	June 30, 2023		December 31, 2022
Short-term borrowings	~~W~~	3,052,512	3,154,972
Long-term borrowings		7,462,526	5,388,073
Debt securities		272,281	269,101

	~~W~~	10,787,319	8,812,146

A sensitivity analysis on the Group’s borrowings and debt securities assuming a 1%p increase and decrease in interest rates for the six-month period ended June 30, 2023 and for the year ended December 31, 2022 are as follows:

In millions of won	June 30, 2023			December 31, 2022
Type	1%p Increase		1%p Decrease	1%p Increase	1%p Decrease
Increase (decrease) of profit before income tax	~~W~~	(53,937)	53,937	(88,121)	88,121
Increase (decrease) of shareholder’s equity (*)		(53,937)	53,937	(88,121)	88,121

(*)	The effect on the shareholder’s equity excluding the impact of income taxes.

The Group manages its interest rate risk by having a balanced portfolio of fixed and variable rate loans and borrowings. To manage this, the Group enters into interest rate swaps, in which it agrees to exchange, at specified intervals, the difference between fixed and variable rate interest amounts calculated by reference to an agreed-upon notional principal amount. The above analysis measures the interest rate risk before reflecting the hedge effect by related derivatives.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

June 30, 2023 and 2022 (Unaudited)

44.	Risk Management, Continued

(2)	Financial risk management, continued

③	Electricity rates risk

The Group is exposed to electricity rates risk due to changes in government regulations and policies on national power supply schemes and electricity billing rates, in consideration of the national economy.

A sensitivity analysis on the Group’s income for the period assuming a 1% increase and decrease in price of electricity for the six-month periods ended June 30, 2023 and 2022 is as follows:

In millions of won	June 30, 2023			June 30, 2022
Type	1% Increase		1% Decrease	1% Increase	1% Decrease
Increase (decrease) of profit before income tax	~~W~~	386,208	(386,208)	294,686	(294,686)
Increase (decrease) of shareholder’s equity (*)		386,208	(386,208)	294,686	(294,686)

(*)	The effect on the shareholder’s equity excluding the impact of income taxes.

(iv)	Liquidity risk

The Group has established an appropriate liquidity risk management framework for the management of the Group’s short, medium and long-term funding and liquidity management requirements. The Group manages liquidity risk by continuously monitoring forecasted and actual cash flows, and by matching the maturity profiles of financial assets and liabilities.

In addition, the Group has established credit lines on its trade financing and bank overdrafts, and through payment guarantees it has received, it maintains an adequate credit (borrowing) line. In addition, the Group has the ability to utilize excess cash or long-term borrowings for major construction investments.

The expected maturities for non-derivative financial liabilities as of June 30, 2023 and December 31, 2022 in detail are as follows:

In millions of won	June 30, 2023
Type	Less than 1 year		1~2 Years	2~5 Years	More than 5 years	Total
Borrowings and debt securities	~~W~~	31,842,523	37,519,987	43,850,099	36,436,676	149,649,285
Lease liabilities		612,172	638,796	1,396,385	1,881,066	4,528,419
Trade and other payables (*1)		8,948,529	391,037	1,069,245	663,738	11,072,549
Financial guarantee contracts (*2)		53,185	18,786	3,793,174	59,755	3,924,900

	~~W~~	41,456,409	38,568,606	50,108,903	39,041,235	169,175,153

In millions of won	December 31, 2022
Type	Less than 1 year		1~2 Years	2~5 Years	More than 5 years	Total
Borrowings and debt securities	~~W~~	26,157,747	27,367,577	47,361,676	37,115,832	138,002,832
Lease liabilities		639,756	657,210	1,390,374	1,925,012	4,612,352
Trade and other payables (*1)		11,369,512	347,563	1,008,133	734,112	13,459,320
Financial guarantee contracts (*2)		105,091	54,310	3,495,437	121,222	3,776,060

	~~W~~	38,272,106	28,426,660	53,255,620	39,896,178	159,850,564

(*1)	Excludes lease liabilities.
(*2)

This represents the total guarantee amounts associated with the financial guarantee contracts. Financial guarantee liabilities which are recognized as of June 30, 2023 and December 31, 2022 are ~~W~~60,951 million and ~~W~~67,240 million, respectively.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

June 30, 2023 and 2022 (Unaudited)

44.	Risk Management, Continued

(2)	Financial risk management, continued

As the Group manages liquidity based on net assets and net liabilities, information about non-derivative financial assets should be included in the disclosure for better understanding of liquidity risk management.

The expected maturities for non-derivative financial assets as of June 30, 2023 and December 31, 2022 in detail are as follows:

In millions of won	June 30, 2023
Type	Less than 1 year		1~5 Years	More than 5 years	Other (*)	Total
Cash and cash equivalents	~~W~~	2,850,902	—	—	—	2,850,902
Financial assets at fair value through other comprehensive income		—	—	—	459,375	459,375
Financial assets at amortized cost		18,452	1,489	8,782	—	28,723
Loans and receivables		110,158	393,455	542,947	—	1,046,560
Long-term/short-term financial instruments		580,514	27,708	24	698,293	1,306,539
Financial assets at fair value through profit or loss		1,138,961	797	3,756	515,394	1,658,908
Trade and other receivables		9,958,362	1,021,770	1,250,533	—	12,230,665

	~~W~~	14,657,349	1,445,219	1,806,042	1,673,062	19,581,672

In millions of won	December 31, 2022
Type	Less than 1 year		1~5 Years	More than 5 years	Other (*)	Total
Cash and cash equivalents	~~W~~	3,234,780	—	—	—	3,234,780
Financial assets at fair value through other comprehensive income		—	—	—	502,829	502,829
Financial assets at amortized cost		16,762	10,231	5	—	26,998
Loans and receivables		132,877	411,594	502,050	—	1,046,521
Long-term/short-term financial instruments		666,758	—	25	686,297	1,353,080
Financial assets at fair value through profit or loss		3,181,791	645	3,535	523,537	3,709,508
Trade and other receivables		10,464,191	1,083,593	1,080,831	—	12,628,615

	~~W~~	17,697,159	1,506,063	1,586,446	1,712,663	22,502,331

(*)	The maturities cannot be presently determined.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

June 30, 2023 and 2022 (Unaudited)

44.	Risk Management, Continued

(2)	Financial risk management, continued

Derivative liabilities classified by maturity periods which from reporting date to maturity dates as per the contracts as of June 30, 2023 and December 31, 2022 are as follows:

In millions of won	June 30, 2023
Type	Less than 1 year		1~2 Years	2~5 Years	More than 5 years	Total
Net settlement
- Trading	~~W~~	—	—	—	—	—
Gross settlement
- Trading and others		(12,499)	267	(115,940)	(38,497)	(166,669)
- Hedging		—	(784)	—	(6,328)	(7,112)

	~~W~~	(12,499)	(517)	(115,940)	(44,825)	(173,781)

In millions of won	December 31, 2022
Type	Less than 1 year		1~2 Years	2~5 Years	More than 5 years	Total
Net settlement
- Trading	~~W~~	—	—	—	—	—
Gross settlement
- Trading and others		(42,663)	(15,225)	(171,130)	(84,924)	(313,942)
- Hedging		—	(10,064)	(5,176)	(10,265)	(25,505)

	~~W~~	(42,663)	(25,289)	(176,306)	(95,189)	(339,447)

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

June 30, 2023 and 2022 (Unaudited)

44.	Risk Management, Continued

(3)	Fair value risk

The fair value of the Group’s actively-traded financial instruments (i.e., FVTPL, FVOCI, etc.) is based on the traded market-price as of the reporting period end. The fair value of the Group’s financial assets is the amount which the asset could be exchanged for or the amount a liability could be settled for.

The fair values of financial instruments where no active market exists or where quoted prices are not otherwise available are determined by using valuation techniques. Valuation techniques include using recent arm’s length market transactions between knowledgeable, willing parties, if available, reference to the current fair value of another instrument that is substantially the same, discounted cash flow analysis and option pricing models. If there is a valuation technique commonly used by market participants to price the instrument and that technique has been demonstrated to provide reliable estimates of prices obtained in actual market transactions, the Group uses that technique.

For trade receivables and payables, the Group considers the carrying value net of impairment as fair value. While for disclosure purposes, the fair value of financial liabilities is estimated by discounting a financial instruments with similar contractual cash flows based on current market interest rates applied to similar financial instruments.

(i)	Fair value and book value of financial assets and liabilities as of June 30, 2023 and December 31, 2022 are as follows:

In millions of won	June 30, 2023			December 31, 2022
Type	Book value		Fair value	Book value	Fair value
Assets recognized at fair value
Financial assets at fair value through other comprehensive income	~~W~~	459,375	459,375	502,829	502,829
Derivative assets (trading)		892,875	892,875	693,072	693,072
Derivative assets (applying hedge accounting)		397,651	397,651	324,952	324,952
Financial assets at fair value through profit or loss		1,658,908	1,658,908	3,709,508	3,709,508

	~~W~~	3,408,809	3,408,809	5,230,361	5,230,361

Assets carried at amortized cost
Financial assets at amortized cost	~~W~~	28,723	28,723	26,998	26,998
Loans and receivables		1,011,622	1,011,622	1,013,371	1,013,371
Trade and other receivables		12,212,874	12,212,874	12,614,902	12,614,902
Long-term financial instruments		726,025	726,025	686,322	686,322
Short-term financial instruments		580,514	580,514	666,758	666,758
Cash and cash equivalents		2,850,902	2,850,902	3,234,780	3,234,780

	~~W~~	17,410,660	17,410,660	18,243,131	18,243,131

Liabilities recognized at fair value
Derivative liabilities (trading)	~~W~~	295,141	295,141	407,246	407,246
Derivative liabilities (applying hedge accounting)		7,112	7,112	25,505	25,505

	~~W~~	302,253	302,253	432,751	432,751

Liabilities carried at amortized cost
Secured borrowings	~~W~~	137,808	137,808	102,368	102,368
Unsecured bond		114,608,664	109,586,074	105,185,189	96,846,056
Lease liabilities		4,052,061	4,052,061	4,163,143	4,163,143
Unsecured borrowings		16,667,417	16,628,261	15,282,193	15,280,693
Trade and other payables (*)		11,072,549	11,072,549	13,459,320	13,459,320
Overdraft		19,600	19,600	35,615	35,615

	~~W~~	146,558,099	141,496,353	138,227,828	129,887,195

(*)	Excludes lease liabilities.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

June 30, 2023 and 2022 (Unaudited)

44.	Risk Management, Continued

(3)	Fair value risk, continued

(ii)	Interest rates used for determining fair value

The interest rates used to discount estimated cash flows, when applicable, are based on the government yield curve at the reporting date plus an adequate credit spread.

The discount rate used for calculating fair value as of June 30, 2023 and December 31, 2022 are as follows:

Type	June 30, 2023	December 31, 2022
Derivatives	0.93%~9.97%	0.60%~7.93%
Borrowings and debt securities	0.96%~5.86%	0.75%~5.84%
Leases	0.00%~17.17%	0.00%~17.08%

(iii)	Fair value hierarchy

The following table provides an analysis of financial instruments that are measured subsequent to initial recognition at fair value, classified as Level 1, 2 or 3, based on the degree to which the fair value is observable.

Level 1:	Unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2:	Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and

Level 3:	Inputs that are not based on observable market data.

Fair values of financial instruments by hierarchy level as of June 30, 2023 and December 31, 2022 are as follows:

In millions of won	June 30, 2023
Type	Level 1		Level 2	Level 3	Total
Financial assets at fair value
Financial assets at fair value through other comprehensive income	~~W~~	251,287	—	208,088	459,375
Derivative assets		—	1,290,526	—	1,290,526
Financial assets at fair value through profit or loss		—	1,652,861	6,047	1,658,908

	~~W~~	251,287	2,943,387	214,135	3,408,809

Financial liabilities at fair value
Derivative liabilities	~~W~~	—	302,253	—	302,253

In millions of won	December 31, 2022
Type	Level 1		Level 2	Level 3	Total
Financial assets at fair value
Financial assets at fair value through other comprehensive income	~~W~~	300,057	—	202,772	502,829
Derivative assets		—	1,018,024	—	1,018,024
Financial assets at fair value through profit or loss		—	3,703,179	6,329	3,709,508

	~~W~~	300,057	4,721,203	209,101	5,230,361

Financial liabilities at fair value
Derivative liabilities	~~W~~	—	432,751	—	432,751

The fair value of financial assets traded in the market (including those measured at FVTPL and FVOCI) is measured at the closing bid price quoted at the end of the reporting period. Meanwhile, the fair value of unmarketable financial assets (including those measured at FVTPL and FVOCI) is calculated using the fair value measurement performed by external pricing service agents. In addition, the Group considered the major economic indicators and economic environment of the derivatives to be evaluated, and measured the fair value of the derivatives using a discounted cash flow model that reflects the Group’s credit risk.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

June 30, 2023 and 2022 (Unaudited)

44.	Risk Management, Continued

(3)	Fair value risk, continued

Changes of non-derivative financial assets and liabilities which are classified as level 3 for the six-month period ended June 30, 2023 and for the year ended December 31, 2022 are as follows:

In millions of won	June 30, 2023
	Beginning balance		Acquisitions	Reclassified category	Valuation	Disposal	Foreign currency translation and others	Ending balance
Financial assets at fair value
Financial assets at fair value through profit or loss Cooperative	~~W~~	6,329	—	(400)	118	—	—	6,047
Financial assets at fair value through other comprehensive income Unlisted securities		202,243	1,060	—	(162)	(31)	369	203,479
Debt securities		529	4,080	—	—	—	—	4,609

In millions of won	December 31, 2022
	Beginning balance		Acquisitions	Reclassified category	Valuation	Disposal	Foreign currency translation and others	Ending balance
Financial assets at fair value
Financial assets at fair value through profit or loss Cooperative	~~W~~	5,797	400	—	132	—	—	6,329
Financial assets at fair value through other comprehensive income Unlisted securities		160,790	9,451	—	33,237	—	(1,235)	202,243
Debt securities		491	—	—	38	—	—	529

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

June 30, 2023 and 2022 (Unaudited)

45.	Service Concession Arrangements

(i)	Significant terms and concession period of the arrangement

As for the Semangka hydroelectric power-generation business(BOT) in Indonesia, the Group has entered into a contract with PT. Perusahaan Listrik Negara (the “PT PLN”) whereby the Group provides electricity generated and charge tariff rates designed to recover capital cost, fixed O&M cost, water usage cost, variable O&M cost and special facilities cost during the concession period after building, rehabilitating, and operating the power plant for approximately 30 years (2018~2048) subsequent to the completion of plant construction.

(ii)	Rights and classification of the arrangement

The Group has the rights to use and own the power plant during the concession period from 2018 to 2048. At the end of the concession period, PT PLN has an option to take over the ownership of the power plant from the Group.

(iii)	Classification method

This project allows PT PLN to acquire ownership of the plant after the end of the 30 years contract period.

(iv)	The Group’s expected future collections of service concession arrangements as of June 30, 2023 are as follows:

In millions of won

Type	Amounts
Less than 1 year	~~W~~	32,926
1 ~ 2 years		32,852
2 ~ 3 years		32,892
Over 3 years		548,183

	~~W~~	646,853

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

June 30, 2023 and 2022 (Unaudited)

46.	Related Parties

(1)	Related parties of the Group as of June 30, 2023 are as follows:

Type	Related party
Parent	Republic of Korea government

Subsidiaries (161 subsidiaries)	Korea Hydro & Nuclear Power Co., Ltd., Korea South-East Power Co., Ltd., Korea Midland Power Co., Ltd., Korea Western Power Co., Ltd., Korea Southern Power Co., Ltd., Korea East-West Power Co., Ltd., KEPCO Engineering & Construction Company, Inc., KEPCO Plant Service & Engineering Co., Ltd., KEPCO Nuclear Fuel Co., Ltd., KEPCO KDN Co., Ltd., Gyeonggi Green Energy Co., Ltd., Korea Offshore Wind Power Co., Ltd., KOSEP Material Co., Ltd., KEPCO International HongKong Ltd., KEPCO International Philippines Inc., KEPCO Philippines Corporation, KEPCO Ilijan Corporation, KEPCO Gansu International Ltd., KEPCO Philippines Holdings Inc., KEPCO Neimenggu International Ltd., KEPCO Australia Pty., Ltd., KEPCO Shanxi International Ltd., KOMIPO Global Pte Ltd., KOSEP Australia Pty., Ltd., KOMIPO Australia Pty., Ltd., KOWEPO Australia Pty., Ltd., KOSPO Australia Pty., Ltd., KEPCO Netherlands B.V., KEPCO Middle East Holding Company, Qatrana Electric Power Company, KOWEPO International Corporation, KOSPO Jordan LLC, Korea Waterbury Uranium Limited Partnership, PT. Cirebon Power Service, EWP America Inc., KHNP Canada Energy Ltd., KEPCO Bylong Australia Pty., Ltd., KNF Canada Energy Limited, KEPCO Holdings de Mexico, KST Electric Power Company, S.A.P.I. de C.V., KEPCO Energy Service Company, KEPCO Netherlands S3 B.V., PT. KOMIPO Pembangkitan Jawa Bali, EWP Barbados 1 SRL, PT. Tanggamus Electric Power, KOMIPO America Inc., PT. EWP Indonesia, KEPCO Netherlands J3 B.V., Global One Pioneer B.V., Global Energy Pioneer B.V., Mira Power Limited, KEPCO KPS Philippines Corp., KOSPO Chile SpA, PT. KOWEPO Sumsel Operation And Maintenance Services, Commerce and Industry Energy Co., Ltd., Gyeongju Wind Power Co., Ltd., California Power Holdings, LLC, EWP Renewable Corporation, Hee Mang Sunlight Power Co., Ltd., Fujeij Wind Power Company, KOSPO Youngnam Power Co., Ltd., Chitose Solar Power Plant LLC., KEPCO Solar Co., Ltd., KEPCO Energy Solution Co., Ltd., KOSPO Power Services Ltda., KOEN Bylong Pty., Ltd., KOWEPO Bylong Pty., Ltd., KOSPO Bylong Pty., Ltd., EWP Bylong Pty., Ltd., KOWEPO Lao International, KOMIPO Bylong Pty., Ltd., Energy New Industry Specialized Investment Private Investment Trust., KEPCO US Inc., KEPCO Mangilao Holdings LLC, Mangilao Investment LLC, KEPCO Mangilao Solar, LLC, Jeju Hanlim Offshore Wind Co., Ltd., PT. Siborpa Eco Power, e-New Industry LB Fund 1, Songhyun e-New Industry Fund, BSK E-New Industry Fund VII, PT. Korea Energy Indonesia, KOLAT SpA, KEPCO California, LLC, KEPCO Mojave Holdings, LLC, Incheon Fuel Cell Co., Ltd., KOEN Service Co., Ltd., KOMIPO Service Co., Ltd., KOWEPO Service Co., Ltd., KOSPO Service Co., Ltd., EWP Service Co., Ltd., PT. KOMIPO Energy Indonesia, KNF Partners Co., Ltd., KOSPO USA Inc., Nambu USA LLC, Tamra Offshore Wind Power Co., Ltd., KEPCO MCS Co., Ltd., KEPCO FMS Co., Ltd., Firstkeepers Co., Ltd., Secutec Co., Ltd., SE Green Energy Co., Ltd., Mangilao Intermediate Holdings LLC, KEPCO CSC Co., Ltd., KOAK Power Limited, KOMIPO Europe B.V., Haenanum Energy Fund, Paju Ecoenergy Co., Ltd., Guam Ukudu Power LLC, K-SOLAR SHINAN Co., Ltd., KPS Partners Co., Ltd., KEPCO E&C Service Co., Ltd., Moha solar Co., Ltd., KHNP USA LLC, KOMIPO Vanphong Power Service LLC, Ogiri Solar Power Co., Ltd., BSK E-New Industry Fund X, Energy Innovation Fund I, KHNP Chile SpA, Yeong Yang Apollon Photovoltaic Co., Ltd., Yeong Yang Corporation Co., Ltd., SolarVader Co., Ltd., Yeong Yang Innovation Co., Ltd., Yeong Yang Horus Photovoltaic Co., Ltd., Yeong Yang Solar Management Co., Ltd., LSG Hydro Power Limited, KOEN Bio Co., Ltd., KOMIPO Energy Solution America, LLC, Elara Investment Holdings, LLC, Elara Equity Holdings, LLC, Elara Class B Holdings, LLC, Elara Class B Member, LLC, Elara Development Holdings, LLC, KOMIPO Development, LLC, Elara Energy Holdings, LLC, Elara Energy Project, LLC, KOMIPO Iberian Solar Group, S.L.U., KOWEPO Europe B.V., CVS Equity Holdings, LLC, CVS Class B Holdings, LLC, CVS Development Holdings, LLC, CVS Development, LLC, CVS Class B Member, LLC, CVS Energy Holdings, LLC, Concho Valley Energy, LLC, Concho Valley Solar, LLC, Jeongam Wind Power Co., Ltd., Yeongdeok Sunrise Wind Power Co., Ltd., UI Carbon-Neutrality Fund, KA Power Limited, Western Power Changgi Solar Co., Ltd., Digital Innovation Growth Fund, EWP Australia Pty., Ltd., Columboola Solar Farm Hold Co Pty., Ltd., J Wind First, LLC, KEPCO Holding Company, KEPCO for Maintenance Company, KOSPO Trumbull LLC, Changjuk Wind Power Co., Ltd., KEPCO KPS South Africa Pty., Ltd., Chile Solar JV SpA, KOWEPO Holding Limited

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

June 30, 2023 and 2022 (Unaudited)

46.	Related Parties, Continued

(1)	Related parties of the Group as of June 30, 2023 are as follows, continued:

Type	Related party
Associates (95 associates)	Dongducheon Dream Power Co., Ltd., Korea Gas Corporation, Daegu Photovoltaic Co., Ltd., Haeng Bok Do Si Photovoltaic Power Co., Ltd., Korea Electric Power Industrial Development Co., Ltd., Goseong Green Power Co., Ltd., Gangneung Eco Power Co., Ltd., Shin Pyeongtaek Power Co., Ltd., Noeul Green Energy Co., Ltd., YTN Co., Ltd., Samcheok Eco Materials Co., Ltd., Gangwon Wind Power Co., Ltd., Gwangyang Green Energy Co., Ltd., Hyundai Green Power Co., Ltd., Korea Power Exchange, Taebaek Guinemi Wind Power Co., Ltd., Daeryun Power Co., Ltd., KNH Solar Co., Ltd., S-Power Co., Ltd., SPC Power Corporation, Gemeng International Energy Co., Ltd., PT. Cirebon Electric Power, KNOC Nigerian East Oil Co., Ltd., KNOC Nigerian West Oil Co., Ltd., PT Wampu Electric Power, PT. Bayan Resources TBK, Nepal Water & Energy Development Company Private Limited, Pioneer Gas Power Limited, Eurasia Energy Holdings, Xe-Pian Xe-Namnoy Power Co., Ltd., PT. Mutiara Jawa, Jinbhuvish Power Generation Pvt. Ltd., Daejung Offshore Wind Power Co., Ltd., GS Donghae Electric Power Co., Ltd., Busan Green Energy Co., Ltd., Gunsan Bio Energy Co., Ltd., Hansuwon KNP Co., Ltd., Korea Electric Power Corporation Fund, Energy Infra Asset Management Co., Ltd., Daegu clean Energy Co., Ltd., Yaksu ESS Co., Ltd., PND Solar Co., Ltd., Hyundai Eco Energy Co., Ltd., YeongGwang Yaksu Wind Electric Co., Ltd., Green Energy Electricity Generation Co., Ltd., Korea Energy Solutions Co., Ltd., ITR Co., Ltd., Structure test network Co., Ltd., Namjeongsusang Solar Power Operation Co., Ltd., Indeck Niles Development, LLC, Indeck Niles Asset Management, LLC, Hanwha Corporation-linked Sunlight Power Special Private Equity Investment Trust No. 1, Suwon New Power Co., Ltd., Gwangbaek Solar Power Investment Co., Ltd., Go deok Clean Energy Co., Ltd., SureDataLab Co., Ltd., SEP Co., Ltd., Hankook Electric Power Information Co., Ltd., Tronix Co., Ltd., O2&B Global Co., Ltd., Muan Sunshine Solar Power Plant Co., Ltd., Bigeum Resident Photovoltaic Power Co., Ltd., Goesan Solar park Co., Ltd., Saemangeum Heemang Photovoltaic Co., Ltd., Bitgoel Eco Energy Co., Ltd., Jeju Gimnyeong Wind Power Co., Ltd., Seoroseoro Sunny Power Plant Co., Ltd., Muan Solar Park Co., Ltd., YuDang Solar Co., Ltd., Anjwa Smart Farm & Solar City Co., Ltd., Daewon Green Energy Co., Ltd., G.GURU Co., Ltd., UD4M Co., Ltd., Dongbu Highway Solar Co., Ltd., Seobu Highway Solar Co., Ltd., Korea Energy Data Co., Ltd., Gangneung Sacheon Fuel Cell Co., Ltd., Kosture Co., Ltd., Taebaek Gadeoksan Wind Power Co., Ltd., Chuncheon Green Energy Co., Ltd., Yeomsubong Wind Power Co., Ltd., Yeongyang Wind Power Corporation II, Haeparang Energy Co., Ltd., Saemangeum Sebit Power Plant Co., Ltd., Boulder Solar III, LLC, PlatformN. Co., Ltd., PT. Cirebon Energi Prasarana, Future Convergence Technology Laboratory. Co., Ltd., ECO Motion Co., Ltd.(formerly, SC E&G Co., Ltd.), REC’s Innovation Co., Ltd.(formerly, Wang San Engineering. Co., Ltd.), ACE, Co., Ltd., Environment and Energy Co., Ltd., Green Radiation Co., Ltd., Santiago Solar Power SpA, Yanggu Floating Photovoltaic Power Plant Inc.

Joint ventures (107 joint ventures)	Daegu Green Power Co., Ltd., KEPCO SPC Power Corporation, KAPES, Inc., Honam Wind Power Co., Ltd., Korea Power Engineering Service Co., Ltd., Seokmun Energy Co., Ltd., Incheon New Power Co., Ltd., Chun-cheon Energy Co., Ltd., Yeonggwangbaeksu Wind Power Co., Ltd., KW Nuclear Components Co., Ltd., Busan Shinho Solar Power Co., Ltd., Global Trade Of Power System Co., Ltd., Expressway Solar-light Power Generation Co., Ltd., Gansu Datang Yumen Wind Power Co., Ltd., Datang Chifeng Renewable Power Co., Ltd., Rabigh Electricity Company, Rabigh Operation & Maintenance Company Limited, Datang KEPCO Chaoyang Renewable Power Co., Ltd., Shuweihat Asia Power Investment B.V., Shuweihat Asia Operation & Maintenance Company, Waterbury Lake Uranium L.P., ASM-BG Investicii AD, RES Technology AD, Jamaica Public Service Company Limited, KV Holdings, Inc., Amman Asia Electric Power Company, Kelar S.A., PT. Tanjung Power Indonesia, Nghi Son 2 Power LLC, Daehan Wind Power PSC, MOMENTUM, Barakah One Company, Nawah Energy Company, Yeonggwang Wind Power Co., Ltd., Chester Solar IV SpA, Chester Solar V SpA, Diego de Almagro Solar SpA, South Jamaica Power Company Limited, Daesan Green Energy Co., Ltd., RE Holiday Holdings LLC, RE Pioneer Holdings LLC, RE Barren Ridge 1 Holdings LLC, RE Astoria 2 LandCo LLC, RE Barren Ridge LandCo LLC, Laurel SpA, KIAMCO KOWEPO Bannerton Hold Co Pty Ltd, Cheong-Song Noraesan Wind Power Co., Ltd., Chester Solar I SpA, Solar Philippines Calatagan Corporation, Saemangeum Solar Power Co., Ltd., Chungsongmeon BongSan wind power Co., Ltd., Jaeun Resident Wind Power Plant Co., Ltd., DE Energia SpA, Dangjin Eco Power Co., Ltd., Haemodum Solar Co., Ltd., Yangyang Wind Power Co., Ltd., Horus Solar, S.A. de C.V., Recursos Solares PV de Mexico II, S.A. de C.V., Sunmex Renovables, S.A. de C.V., Stavro Holding II A.B., Solaseado Solar Power Co., Ltd., Yeongam Solar Power Co., Ltd., Samsu Wind Power Co., Ltd., Pulau Indah Power Plant Sdn. Bhd., NH-Amundi Global Infrastructure Investment Private Investment Trust 21, Shin-han BNPP Private Investment Trust for East-West Sunlight Dream, PT Barito Wahana Tenaga, Cheongna Energy Co., Ltd., Dayone Energy Co., Ltd., OneEnergy Asia Limited, KAS Investment I LLC, KAS Investment II LLC, Energyco Co., Ltd., CAES, LLC, Hapcheon Floating Photovoltaic Power Plant Inc., Busan Industrial Solar Power Co., Ltd., Bitsolar Energy Co., Ltd., Naepo Green Energy Co., Ltd., Pulau Indah O&M Sdn. Bhd., Guadalupe Solar SpA, Omisan Wind Power Co., Ltd., Foresight Iberian Solar Group Holding, S.L., Yeongwol Eco Wind Co., Ltd., Gurae Resident Power Co., Ltd., Cheongju Eco Park Co., Ltd., Prime Swedish Holding AB, Enel X Midland Photovoltaic, LLC, Geumsungsan Wind Power Co., Ltd., KEPCO KPS CARABAO Corp., Goheung New Energy Co., Ltd., Gunsan Land Solar Co., Ltd., CapMan Lynx SCA, SICAR, International Offshore Power Transmission Holding Company Limited, Eumseong Eco Park Co., Ltd., Songsan Green Energy Co., Ltd., Changwon Nu-ri Energy Co., Ltd., Hasami Wind Farm Corporation, PungBack Wind Farm Corporation, Seobusambo highway photovoltaics Co., Ltd., Seungmun Green Energy, Pyeongchang Wind Power Co., Ltd., Trumbull Asset Management, LLC, S-Power Chile SpA, Taebaek Wind Power Co., Ltd., Yangyang Suri Wind Power Co., Ltd., KEPCO for Power Company, Jeonju Bio Green Energy Co., Ltd.

Others (2 others)	Korea Development Bank, KEPCO Lebanon SARL

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

June 30, 2023 and 2022 (Unaudited)

46.	Related Parties, Continued

(2)	Transactions between the Group and its subsidiaries are eliminated during the consolidation and are not disclosed in notes.

(3)	Related party transactions for the six-month periods ended June 30, 2023 and 2022 are as follows:

<Sales and Others>

In millions of won		Sales and others
Company name	Transaction type	June 30, 2023		June 30, 2022
<Associates>
Korea Gas Corporation	Electricity sales	~~W~~	68,345	100,911
Goseong Green Power Co., Ltd.	Fuel sales		430,084	493,811
Dongducheon Dream Power Co., Ltd.	Electricity sales		7,916	4,613
S-Power Co., Ltd.	Service		2,441	2,162
GS Donghae Electric Power Co., Ltd.	Electricity sales		12,285	2,509
Shin Pyeongtaek Power Co., Ltd.	Electricity sales		38,899	11,978
PT. Bayan Resources TBK	Others		213,968	247,265
Gangneung Eco Power Co., Ltd.	Fuel sales		525,375	9,803
Daeryun Power Co., Ltd.	Electricity sales		1,540	907
Korea Electric Power Industrial Development Co., Ltd.	Service		8,648	5,898
Korea Power Exchange	Service		10,868	10,438
Daewon Green Energy Co., Ltd.	Electricity sales		86	39
Gangwon Wind Power Co., Ltd.	Electricity sales		2,349	1,474
Busan Green Energy Co., Ltd.	Electricity sales		4,274	9
Hyundai Eco Energy Co., Ltd.	Electricity sales		1,012	93
Taebaek Gadeoksan Wind Power Co., Ltd.	Electricity sales		2,376	1,803
Saemangeum Sebit Power Plant Co., Ltd.	Electricity sales		1,095	489
Noeul Green Energy Co., Ltd.	Electricity sales		6,737	15
Muan Sunshine Solar Power Plant Co., Ltd.	Electricity sales		345	9
Anjwa Smart Farm & Solar City Co., Ltd.	Electricity sales		1,986	526
Muan Solar Park Co., Ltd.	Electricity sales		2,864	782
PT. Cirebon Electric Power	Others		10,209	14,046
Jeju Gimnyeong Wind Power Co., Ltd.	Electricity sales		112	156
Samcheok Eco Materials Co., Ltd.	Electricity sales		367	272
Others (Hyundai Green Power Co., Ltd. and 39 others)	Electricity sales		29,844	18,924

<Joint ventures>
Chun-cheon Energy Co., Ltd.	Electricity sales		1,223	1,172
Daegu Green Power Co., Ltd.	Electricity sales		797	560
Daesan Green Energy Co., Ltd.	Electricity sales		428	155
Cheongju Eco Park Co., Ltd.	Electricity sales		42	38
Seokmun Energy Co., Ltd.	Service		1,039	863
Yeongam Solar Power Co., Ltd.	Electricity sales		834	174
Amman Asia Electric Power Company	Others		13,945	9,659
Cheongna Energy Co., Ltd.	Others		13,497	19,000
KEPCO SPC Power Corporation	Others		1,370	12,433
Yeonggwang Wind Power Co., Ltd.	Electricity sales		491	467
Solaseado Solar Power Co., Ltd.	Electricity sales		934	911
Kelar S.A.	Service		12,009	11,827
Dayone Energy Co., Ltd.	Electricity sales		1,096	3,875
Yeonggwangbaeksu Wind Power Co., Ltd.	Electricity sales		963	926
Bitsolar Energy Co., Ltd.	Electricity sales		112	269
Rabigh Electricity Company	Others		—	11,239
Jamaica Public Service Company Limited	Others		1,641	1,541
KW Nuclear Components Co., Ltd.	Service		1,305	1,348
Busan Shinho Solar Power Co., Ltd.	Electricity sales		1,185	489
Samsu Wind Power Co., Ltd.	Electricity sales		514	—
Others (Chungsongmeon BongSan wind power Co., Ltd. and 52 others)	Electricity sales		256,090	362,523

<Others>
Korea Development Bank	Electricity sales		2,411	1,910
	Interest income		907	1,084

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

June 30, 2023 and 2022 (Unaudited)

46.	Related Parties, Continued

(3)	Related party transactions for the six-month periods ended June 30, 2023 and 2022 are as follows, continued:

<Purchase and Others>

In millions of won		Purchase and others
Company name	Transaction type	June 30, 2023		June 30, 2022
<Associates>
Korea Gas Corporation	Fuel purchase	~~W~~	5,387,782	5,449,469
Goseong Green Power Co., Ltd.	Electricity sales		875,552	905,921
Dongducheon Dream Power Co., Ltd.	Electricity sales		1,038,140	891,595
S-Power Co., Ltd.	Service		551,075	537,461
GS Donghae Electric Power Co., Ltd.	Electricity sales		493,291	508,544
Shin Pyeongtaek Power Co., Ltd.	Electricity sales		569,845	474,870
PT. Bayan Resources TBK	Others		44,684	45,226
Daeryun Power Co., Ltd.	Electricity sales		210,626	196,085
Korea Electric Power Industrial Development Co., Ltd.	Service		148,640	123,066
Korea Power Exchange	Service		48,872	48,405
Daewon Green Energy Co., Ltd.	Electricity sales		25,092	21,125
Gangwon Wind Power Co., Ltd.	Electricity sales		18,827	22,349
Busan Green Energy Co., Ltd.	Electricity sales		10,648	5,971
Hyundai Eco Energy Co., Ltd.	Electricity sales		13,277	15,193
Taebaek Gadeoksan Wind Power Co., Ltd.	Electricity sales		16,241	12,637
Saemangeum Sebit Power Plant Co., Ltd.	Electricity sales		11,548	7,899
Noeul Green Energy Co., Ltd.	REC Purchase		6,558	4,730
Muan Sunshine Solar Power Plant Co., Ltd.	Electricity sales		8,403	9,055
Anjwa Smart Farm & Solar City Co., Ltd.	Electricity sales		7,338	8,043
Muan Solar Park Co., Ltd.	Electricity sales		7,473	8,280
Jeju Gimnyeong Wind Power Co., Ltd.	Electricity sales		5,263	5,734
Samcheok Eco Materials Co., Ltd.	Electricity sales		5,167	7,055
Others (Hyundai Green Power Co., Ltd. and 39 others)	Electricity sales		41,463	47,625

<Joint ventures>
Chun-cheon Energy Co., Ltd.	Electricity sales		332,613	253,277
Daegu Green Power Co., Ltd.	Electricity sales		195,265	231,236
Daesan Green Energy Co., Ltd.	Electricity sales		63,371	37,994
Cheongju Eco Park Co., Ltd.	Electricity sales		45,992	47,057
Seokmun Energy Co., Ltd.	Service		28,764	29,191
Yeongam Solar Power Co., Ltd.	Electricity sales		16,941	23,615
Cheongna Energy Co., Ltd.	Service		59	78
Yeonggwang Wind Power Co., Ltd.	Electricity sales		12,967	15,338
Solaseado Solar Power Co., Ltd.	Electricity sales		12,732	16,919
Dayone Energy Co., Ltd.	Service		5,906	6,981
Yeonggwangbaeksu Wind Power Co., Ltd.	Electricity sales		5,782	7,025
Bitsolar Energy Co., Ltd.	Electricity sales		6,127	6,436
Jamaica Public Service Company Limited	Others		67	128
KW Nuclear Components Co., Ltd.	Service		9,505	—
Busan Shinho Solar Power Co., Ltd.	Electricity sales		4,733	5,062
Samsu Wind Power Co., Ltd.	Electricity sales		4,968	5,492
Others (Chungsongmeon BongSan wind power Co., Ltd. and 52 others)	Electricity sales		51,427	23,924

<Others>
Korea Development Bank	Interest expense		3,462	1,842

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

June 30, 2023 and 2022 (Unaudited)

46.	Related Parties, Continued

(4)	Receivables and payables arising from related party transactions as of June 30, 2023 and December 31, 2022 are as follows:

In millions of won		Receivables			Payables
Company name	Type	June 30, 2023		December 31, 2022	June 30, 2023	December 31, 2022
<Associates>
Korea Gas Corporation	Trade receivables	~~W~~	9,812	12,415	—	—
	Non-trade receivables and others		2	54,232	—	—
	Trade payables		—	—	634,569	1,882,607
	Non-trade payables and others		—	—	127	1,294
Goseong Green Power Co., Ltd.	Trade receivables		64,411	76,254	—	—
	Non-trade receivables and others		7	14	—	—
	Trade payables		—	—	205,695	182,095
	Non-trade payables and others		—	—	50,934	52,515
Dongducheon Dream Power Co., Ltd.	Trade receivables		3,352	592	—	—
	Non-trade receivables and others		369	270	—	—
	Trade payables		—	—	82,767	293,256
S-Power Co., Ltd.	Trade receivables		257	77	—	—
	Non-trade receivables and others		43	44	—	—
	Trade payables		—	—	55,945	135,504
	Non-trade payables and others		—	—	8	11
Shin Pyeongtaek Power Co., Ltd.	Trade receivables		1,609	7,375	—	—
	Non-trade receivables and others		31,706	1,068	—	—
	Trade payables		—	—	80,744	109,274
	Non-trade payables and others		—	—	303	101
GS Donghae Electric Power Co., Ltd.	Trade receivables		413	872	—	—
	Non-trade receivables and others		559	1,558	—	—
	Trade payables		—	—	72,747	72,947
	Non-trade payables and others		—	—	77	14,565
Daeryun Power Co., Ltd.	Trade receivables		209	195	—	—
	Trade payables		—	—	26,232	55,725
PT. Bayan Resources TBK	Non-trade receivables and others		—	43,365	—	—
	Non-trade payables and others		—	—	7,362	—
Busan Green Energy Co., Ltd.	Trade receivables		1	1	—	—
	Non-trade receivables and others		30,946	26,681	—	—
	Non-trade payables and others		—	—	3,484	4,415
Gangneung Eco Power Co., Ltd.	Trade receivables		34,338	19,364	—	—
	Non-trade receivables and others		422	478	—	—
	Non-trade payables and others		—	—	205	94
Taebaek Gadeoksan Wind Power Co., Ltd.	Non-trade receivables and others		86	97	—	—
	Trade payables		—	—	10,307	12,739
	Non-trade payables and others		—	—	4	5
Noeul Green Energy Co., Ltd.	Trade receivables		18	3	—	—
	Non-trade receivables and others		16,063	9,365	—	—
	Non-trade payables and others		—	—	2,109	2,468
Gunsan Bio Energy Co., Ltd.	Non-trade receivables and others		11,728	11,728	—	—
Others (Hyundai Green Power Co., Ltd. and 38 others)	Trade receivables		5,174	1,895	—	—
	Non-trade receivables and others		10,289	13,635	—	—
	Trade payables		—	—	35,754	19,259
	Non-trade payables and others		—	—	48,265	18,538

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

June 30, 2023 and 2022 (Unaudited)

46.	Related Parties, Continued

(4)	Receivables and payables arising from related party transactions as of June 30, 2023 and December 31, 2022 are as follows, continued:

In millions of won		Receivables			Payables
Company name	Type	June 30, 2023		December 31, 2022	June 30, 2023	December 31, 2022
<Joint ventures>
Chun-cheon Energy Co., Ltd.	Trade receivables	~~W~~	124	124	—	—
	Non-trade receivables and others		165	165	—	—
	Trade payables		—	—	41,599	79,117
	Non-trade payables and others		—	—	1	—
Daegu Green Power Co., Ltd.	Trade receivables		88	53	—	—
	Non-trade receivables and others		70	56	—	—
	Trade payables		—	—	32,141	66,715
Nghi Son 2 Power LLC	Non-trade receivables and others		7,192	30,143	—	—
Amman Asia Electric Power Company	Trade receivables		1,855	4,243	—	—
	Non-trade receivables and others		1,957	—	—	—
	Non-trade payables and others		—	—	21,712	21,653
Kelar S.A.	Trade receivables		2,533	3,653	—	—
	Non-trade receivables and others		24,881	21,716	—	—
Dayone Energy Co., Ltd.	Trade receivables		69	79	—	—
	Non-trade receivables and others		10,679	10,218	—	—
	Trade payables		—	—	594	1,027
	Non-trade payables and others		—	—	9,374	9,119
Cheongna Energy Co., Ltd.	Trade receivables		348	17,324	—	—
	Non-trade receivables and others		938	1,654	—	—
	Non-trade payables and others		—	—	356	1
Others (Chungsongmeon BongSan wind power Co., Ltd. and 46 others)	Trade receivables		71,363	66,257	—	—
	Non-trade receivables and others		127,228	25,177	—	—
	Trade payables		—	—	25,196	29,636
	Non-trade payables and others		—	—	103,324	99,314

<Others>
Korea Development Bank	Accrued interest income		—	5	—	—
	Non-trade receivables and others		31,973	30,836	—	—
	Non-trade payables and others		—	—	1,208	101
	Derivatives and others		13,823	67,662	258	3,759
KEPCO Lebanon SARL	Trade receivables (*)		75	—	—	—

(*)	The Group recognized bad debt allowance for the trade receivables in entirety.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

June 30, 2023 and 2022 (Unaudited)

46.	Related Parties, Continued

(5)	Loans and others arising from related party transactions as of June 30, 2023 and December 31, 2022 are as follows:

In millions of won
Type	Company name	Beginning balance		Loans	Collection	Others	Ending balance
Associates	KNOC Nigerian East Oil Co., Ltd.,	~~W~~	31,473	—	—	1,052	32,525
	KNOC Nigerian West Oil Co., Ltd. (Allowance for doubtful accounts)		(10,751)	—	—	(1,393)	(12,144)
Associates	Nepal Water & Energy Development Company Private Limited		19,914	—	—	(1,534)	18,380
Associates	Xe-Pian Xe-Namnoy Power Co., Ltd.		22,936	—	—	824	23,760
Associates	PT Wampu Electric Power		9,171	—	(164)	494	9,501
Associates	PT Cirebon Energi Prasarana		29,569	—	—	2,072	31,641
Associates	Gunsan Bio Energy Co., Ltd.		12,396	—	—	—	12,396
	(Allowance for doubtful accounts)		(12,396)	—	—	—	(12,396)
Associates	Bigeum Resident Photovoltaic Power Co., Ltd.		11,212	—	—	(1,195)	10,017
Associates	Daejung Offshore Wind Power Co., Ltd.		1,000	—	—	—	1,000
Associates	Bitgoel Eco Energy Co., Ltd.		34,790	—	(1,775)	—	33,015
Associates	Saemangeum Sebit Power Plant Co., Ltd		37,249	—	(7,589)	—	29,660
Joint ventures	Solaseado Solar Power Co., Ltd.		35,000	—	—	—	35,000
Joint ventures	Recursos Solares PV de Mexico II, S.A. de C.V.		8,457	1,240	—	377	10,074
Joint ventures	Horus Solar, S.A. de C.V.		19,287	—	—	692	19,979
Joint ventures	Sunmex Renovables, S.A. de C.V.		16,383	536	—	603	17,522
Joint ventures	Kelar S.A.		43,965	—	—	1,658	45,623
Joint ventures	DE Energia SpA		7,260	—	—	260	7,520
Joint ventures	Daehan Wind Power PSC		14,618	—	—	524	15,142
Joint ventures	Bitsolar Energy Co., Ltd.		3,165	—	—	—	3,165
Joint ventures	Daesan Green Energy Co., Ltd.		3,514	—	—	—	3,514
Joint ventures	Nghi Son 2 Power LLC		186,735	—	—	6,704	193,439
Joint ventures	Pulau Indah Power Plant Sdn. Bhd.		10,207	—	—	(195)	10,012
Joint ventures	Guadalupe Solar SpA		3,344	—	(121)	118	3,341
Joint ventures	Foresight Iberian Solar Group Holding, S.L.		61,302	—	—	3,419	64,721
Joint ventures	Capman Lynx SCA, SICAR		31,628	—	—	1,714	33,342
	(Allowance for doubtful accounts)		(4,467)	—	—	—	(4,467)
Joint ventures	S-Power Chile SpA		253	—	—	9	262

		~~W~~	627,214	1,776	(9,649)	16,203	635,544

(6)	Borrowings arising from related party transactions as of June 30, 2023 and December 31, 2022 are as follows:

In millions of won
Related parties	Type	Beginning balance		Borrowings	Repayment	Others	Ending balance
Korea Development Bank	Facility	~~W~~	96,584	—	(5,562)	1,442	92,464
	Others		2,133	—	(188)	—	1,945
	Operating funds		62,433	135,313	(119,333)	21,764	100,177
	Syndicated Loan		12,455	—	(1,026)	(549)	10,880
	EBL and others		48,892	8,401	(1,452)	1,383	57,224

		~~W~~	222,497	143,714	(127,561)	24,040	262,690

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

June 30, 2023 and 2022 (Unaudited)

46.	Related Parties, Continued

(7)	Guarantees provided to related parties as of June 30, 2023 are as follows:

In millions of won and thousands of foreign currencies

Primary guarantor	Principal obligor	Type of guarantees	Credit limit	Creditor
Korea Electric Power Corporation	Shuweihat Asia Operation & Maintenance Company	Performance guarantees	USD 11,000	Shuweihat Asia Power Investment B.V.
Korea Electric Power Corporation	Rabigh Operation & Maintenance Company Limited	Performance guarantees and others	USD 1,387	Rabigh Electricity Company
Korea Electric Power Corporation	Nghi Son 2 Power LLC	Performance guarantees	USD 36,070	SMBC Ho Chi Minh and others
Korea Electric Power Corporation	Barakah One Company	Debt guarantees	USD 1,223,355	Export-Import Bank of Korea and others
		Performance guarantees and others	USD 4,197,222
Korea Electric Power Corporation	RE Holiday Holdings LLC	Performance guarantees (*9)	USD 222,077	EFS Renewables Holdings, LLC, CA-CIB and others
Korea Electric Power Corporation	RE Pioneer Holdings LLC	Performance guarantees	USD 106,873	EFS Renewables Holdings, LLC
Korea Electric Power Corporation	Rabigh Electricity Company	Performance guarantees	SAR 1,551	Hana Bank
Korea Electric Power Corporation	Shuweihat Asia Power Investment B.V.	Performance guarantees	USD 9,000	ING Bank
Korea Electric Power Corporation	Amman Asia Electric Power Company	Performance guarantees	USD 17,400	Shinhan Bank
Korea Electric Power Corporation	Horus Solar, S.A. de C.V.	Other performance guarantees	MXN 16,413	CENACE and others
Korea Electric Power Corporation	Recursos Solares PV de Mexico II, S.A. de C.V.	Other performance guarantees	MXN 1,518	SEMARNAT
			USD 393	CFE Transmission
Korea Electric Power Corporation	Sunmex Renovables, S.A. de C.V.	Other performance guarantees	USD 9,078	CENACE
			MXN 3,666	SEMARNAT
Korea Electric Power Corporation	International Offshore Power Transmission Holding Company Limited	Performance guarantees	USD 150,000	Mizuho Bank
		Other performance guarantees	USD 7,000	Credit Agricole
Korea Electric Power Corporation	Pulau Indah Power Plant Sdn. Bhd. (*10)	Collateralized money invested	KRW 13,210	Malaysian Trustee Berhad
Korea Electric Power Corporation	KEPCO for Power Company	Debt guarantees	USD 55,025	Riyad bank
		Other performance guarantees	USD 47,000	SMBC Seoul and others
Korea Western Power Co., Ltd.	Cheongna Energy Co., Ltd.	Collateralized money invested	KRW 16,092	Kookmin Bank and others
		Guarantees for supplemental funding (*1)	—
Korea Western Power Co., Ltd.	Xe-Pian Xe-Namnoy Power Co., Ltd.	Collateralized money invested	KRW 120,946	Krung Thai Bank
		Impounding bonus guarantees	USD 5,000	SK E&C
Korea Western Power Co., Ltd.	Rabigh Operation & Maintenance Company Limited	Performance guarantees and others	SAR 11,200	National Bank of Kuwait
Korea Western Power Co., Ltd.	Daegu Photovoltaic Co., Ltd.	Collateralized money invested	KRW 2,603	Korea Development Bank
Korea Western Power Co., Ltd.	Dongducheon Dream Power Co., Ltd.	Collateralized money invested (*5)	KRW 49,959	Kookmin Bank and others
		Debt guarantees	KRW 20,300	BNK Securities
Korea Western Power Co., Ltd.	PT. Mutiara Jawa	Collateralized money invested	KRW 4,457	Woori Bank
Korea Western Power Co., Ltd.	Haeng Bok Do Si Photovoltaic Power Co., Ltd.	Collateralized money invested	KRW 250	Nonghyup Bank
Korea Western Power Co., Ltd.	Shin Pyeongtaek Power Co., Ltd.	Collateralized money invested	KRW 170,049	Kookmin Bank and others
		Guarantees for supplemental funding (*1)	—
Korea Western Power Co., Ltd.	Haemodum Solar Co., Ltd.	Collateralized money invested	KRW 3,097	Nonghyup Bank
Korea Western Power Co., Ltd.	Muan Solar Park Co., Ltd.	Collateralized money invested	KRW 6,226	IBK and others
Korea Western Power Co., Ltd.	Anjwa Smart Farm & Solar City Co., Ltd.	Collateralized money invested	KRW 7,483	Hana Bank and others
Korea Western Power Co., Ltd.	Seoroseoro Sunny Power Plant Co., Ltd.	Collateralized money invested	KRW 896	Hana Bank and others

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

June 30, 2023 and 2022 (Unaudited)

46.	Related Parties, Continued

(7)	Guarantees provided to related parties as of June 30, 2023 are as follows, continued:

In millions of won and thousands of foreign currencies

Primary guarantor	Principal obligor	Type of guarantees	Credit limit	Creditor
Korea Western Power Co., Ltd.	YuDang Solar Co., Ltd.	Collateralized money invested	KRW 555	Hana Bank and others
		Guarantees for supplemental funding (*1)	—
Korea Western Power Co., Ltd.	Hapcheon Floating Photovoltaic Power Plant Inc.	Collateralized money invested	KRW 8,622	Nonghyup Bank and others
Korea Western Power Co., Ltd.	Yeongwol Eco Wind Co., Ltd.	Collateralized money invested	KRW 3,396	Hana Bank and others
		Guarantees for supplemental funding (*1)	—
Korea Western Power Co., Ltd.	Gurae Resident Power Co., Ltd.	Collateralized money invested	KRW 414	Hana Bank and others
		Guarantees for supplemental funding (*1)	—
Korea Western Power Co., Ltd	Gunsan Land Solar Co., Ltd.	Collateralized money invested	KRW 21,288	Hana Bank and others
		Guarantees for supplemental funding (*1)	—
Korea Western Power Co., Ltd	Seobusambo highway photovoltaics Co., Ltd.	Collateralized money invested	KRW 3,384	Hana Bank and others
		Guarantees for supplemental funding (*1)	—
Korea Western Power Co., Ltd	Eumseong Eco Park Co., Ltd.	Collateralized money invested	KRW 8,603	Kyobo Life Insurance Co., Ltd. and others
Korea Western Power Co., Ltd	PungBack Wind Farm Corporation	Collateralized money invested	KRW 8,003	Hanwha Life Insurance Co., Ltd and others
Korea East-West Power Co., Ltd.	Busan Shinho Solar Power Co., Ltd.	Collateralized money invested	KRW 6,167	Korea Development Bank and others
Korea East-West Power Co., Ltd.	Seokmun Energy Co., Ltd.	Collateralized money invested	KRW 17,011	Kookmin Bank and others
		Guarantees for supplemental funding (*1)	—
Korea East-West Power Co., Ltd.	Chun-cheon Energy Co., Ltd.	Collateralized money invested	KRW 36,343	Kookmin Bank and others
		Guarantees for supplemental funding (*1)	KRW 90,800
Korea East-West Power Co., Ltd.	Honam Wind Power Co., Ltd.	Collateralized money invested	KRW 4,633	Shinhan Bank and others
Korea East-West Power Co., Ltd.	GS Donghae Electric Power Co., Ltd.	Collateralized money invested	KRW 262,381	Korea Development Bank and others
Korea East-West Power Co., Ltd.	Yeonggwangbaeksu Wind Power Co., Ltd.	Collateralized money invested	KRW 3,230	Kookmin Bank and others
Korea East-West Power Co., Ltd.	Yeonggwang Wind Power Co., Ltd.	Collateralized money invested	KRW 21,168	KDB Capital Corporation and others
Korea East-West Power Co., Ltd.	Daesan Green Energy Co., Ltd.	Collateralized money invested	KRW 18,583	IBK
		Guarantees for supplemental funding (*1)	—
Korea East-West Power Co., Ltd.	Taebaek Gadeoksan Wind Power Co., Ltd.	Collateralized money invested	KRW 18,736	Hana Bank and others
		Guarantees for supplemental funding (*1)	—
Korea East-West Power Co., Ltd.	PT. Tanjung Power Indonesia	Other guarantees	USD 3,150	PT. Adaro Indonesia
		Guarantees for supplemental funding (*1)	—	Sumitomo mitsui banking and others
		Collateralized money invested	KRW 100,847	MUFG and others
Korea East-West Power Co., Ltd.	South Jamaica Power Company Limited	Performance guarantees	USD 14,400	Credit Agricole and others
		Collateralized money invested	KRW 43,986	JCSD Trustee Services Limited and others
Korea East-West Power Co., Ltd.	DE Energia SpA	Collateralized money invested	KRW 9,879	Mirae Asset Securities Co., Ltd. and others
		Collateralized loans	USD 5,728
		Payment guarantees (*7)	USD 943	Hana Bank
Korea East-West Power Co., Ltd.	Bitsolar Energy Co., Ltd.	Collateralized money invested	KRW 352	Mirae Asset Life Insurance Co., Ltd. and others
Korea East-West Power Co., Ltd.	Cheongju Eco Park Co., Ltd.	Collateralized money invested	KRW 11,208	Kyobo Life Insurance Co., Ltd. and others
Korea East-West Power Co., Ltd.	Busan Industrial Solar Power Co., Ltd.	Collateralized money invested	KRW 1,063	Shinhan Bank and others

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

June 30, 2023 and 2022 (Unaudited)

46.	Related Parties, Continued

(7)	Guarantees provided to related parties as of June 30, 2023 are as follows, continued:

In millions of won and thousands of foreign currencies

Primary guarantor	Principal obligor	Type of guarantees	Credit limit	Creditor
Korea East-West Power Co., Ltd.	Yangyang Wind Power Co., Ltd.	Collateralized money invested	KRW 10,613	Hana Bank and others
		Guarantees for supplemental funding (*1)	—
Korea East-West Power Co., Ltd.	Daewon Green Energy Co., Ltd.	Collateralized money invested	KRW 4,956	Hana Bank and others
Korea East-West Power Co., Ltd.	Goheung New Energy Co., Ltd.	Collateralized money invested	KRW 3,916	Woori Bank and others
Korea East-West Power Co., Ltd.	Seungmun Green Energy	Collateralized money invested	KRW 9,047	Hana Bank and others
		Guarantees for supplemental funding (*1)	—
Korea Southern Power Co., Ltd.	KNH Solar Co., Ltd.	Collateralized money invested	KRW 2,962	Shinhan Bank and others
		Performance guarantees and guarantees for supplemental funding (*1)	—
Korea Southern Power Co., Ltd.	Daeryun Power Co., Ltd.	Collateralized money invested	KRW 26,455	Korea Development Bank and others
Korea Southern Power Co., Ltd.	Daegu Green Power Co., Ltd.	Collateralized money invested	KRW 25,839	Shinhan Bank and others
		Performance guarantees	—
Korea Southern Power Co., Ltd.	Kelar S.A.	Performance guarantees	USD 49,862	Hana Bank, MUFG
Korea Southern Power Co., Ltd.	Daehan Wind Power PSC	Performance guarantees	USD 1,800	Shinhan Bank
		Payment guarantees (*6)	USD 1,900	Hana Bank
		Collateralized money invested	KRW 15,847	Standard Chartered
Korea Southern Power Co., Ltd.	Pyeongchang Wind Power Co., Ltd.	Collateralized money invested	KRW 12,667	Woori Bank, Shinhan Bank and others
		Performance guarantees	—
Korea Southern Power Co., Ltd.	Taebaek Guinemi Wind Power Co., Ltd.	Collateralized money invested	KRW 13,460	IBK
Korea Southern Power Co., Ltd.	Samcheok Eco Materials Co., Ltd.	Payment guarantees (*2)	—	SEM Investment Co., Ltd.
Korea Southern Power Co., Ltd.	Solaseado Solar Power Co., Ltd.	Collateralized money invested	KRW 12,731	Kookmin Bank and others
Korea Southern Power Co., Ltd.	Naepo Green Energy Co., Ltd.	Collateralized money invested (*8)	—	IBK and others
		Guarantees for supplemental funding (*1)	KRW 30,000
		Guarantees for other supplemental funding and performance guarantees (*1)	—
Korea Southern Power Co., Ltd.	Omisan Wind Power Co., Ltd.	Collateralized money invested	KRW 10,326	Shinhan Bank and others
		Guarantees for supplemental funding and performance guarantees (*1)	—
Korea Southern Power Co., Ltd.	Geumsungsan Wind Power Co., Ltd.	Collateralized money invested	KRW 4,248	Kookmin Bank
		Guarantees for supplemental funding (*1)	—
KOSPO Chile SpA	Kelar S.A.	Collateralized money invested	KRW 133,372	Export-Import Bank of Korea and others
KOSPO Chile SpA	Chester Solar I SpA	Collateralized money invested	KRW 1,513	IBK
KOSPO Chile SpA	Chester Solar IV SpA	Collateralized money invested	KRW 683	IBK
KOSPO Chile SpA	Chester Solar V SpA	Collateralized money invested	KRW 257	IBK
KOSPO Chile SpA	Diego de Almagro Solar SpA	Collateralized money invested	KRW 1,110	IBK
KOSPO Chile SpA	Laurel SpA	Collateralized money invested	KRW 833	IBK
Korea Midland Power Co., Ltd.	YeongGwang Yaksu Wind Electric Co., Ltd.	Collateralized money invested	KRW 155	IBK and others
Korea Midland Power Co., Ltd.	Hyundai Green Power Co., Ltd.	Collateralized money invested	KRW 117,143	Korea Development Bank and others
Korea Midland Power Co., Ltd.	PT. Cirebon Electric Power	Debt guarantees	USD 4,758	Mizuho Bank
Korea Midland Power Co., Ltd.	PT Wampu Electric Power	Debt guarantees	USD 5,271	SMBC
Korea Midland Power Co., Ltd.	Green Energy Electricity Generation Co., Ltd.	Collateralized money invested	KRW 415	IBK
		Guarantees for supplemental funding (*1)	—	IBK and others
Korea Midland Power Co., Ltd.	Yaksu ESS Co., Ltd.	Collateralized money invested	KRW 544	IBK
Korea Midland Power Co., Ltd.	Namjeongsusang Solar Power Operation Co., Ltd.	Collateralized money invested	KRW 228	IBK
Korea Midland Power Co., Ltd.	Gwangbaek Solar Power Investment Co., Ltd.	Collateralized money invested	KRW 5,798	Kyobo Life Insurance Co., Ltd. and others
Korea Midland Power Co., Ltd.	Muan Sunshine Solar Power Plant Co., Ltd.	Collateralized money invested	KRW 2,545	IBK
Korea Midland Power Co., Ltd.	Goesan Solar park Co., Ltd.	Collateralized money invested	KRW 2,676	IBK

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

June 30, 2023 and 2022 (Unaudited)

46.	Related Parties, Continued

(7)	Guarantees provided to related parties as of June 30, 2023 are as follows, continued:

In millions of won and thousands of foreign currencies

Primary guarantor	Principal obligor	Type of guarantees	Credit limit	Creditor
Korea Midland Power Co., Ltd.	Bitgoel Eco Energy Co., Ltd.	Collateralized money invested	KRW 6,402	IBK and others
		Guarantees for supplemental funding (*1)	—
Korea Midland Power Co., Ltd.	Energyco Co., Ltd.	Collateralized money invested	KRW 2,074	Nonghyup Bank
		Debt guarantees	KRW 2,746	Shinhan Bank
Korea Midland Power Co., Ltd.	Jeju Gimnyeong Wind Power Co., Ltd.	Collateralized money invested	KRW 726	Nonghyup Bank
Korea Midland Power Co., Ltd.	Dongbu Highway Solar Co., Ltd.	Collateralized money invested	KRW 355	Shinhan Bank
Korea Midland Power Co., Ltd.	Seobu Highway Solar Co., Ltd.	Collateralized money invested	KRW 380	Shinhan Bank
Korea Midland Power Co., Ltd.	Yeongyang Wind Power Corporation II	Collateralized money invested	KRW 8,158	Korea Development Bank and others
Korea Midland Power Co., Ltd.	Haeparang Energy Co., Ltd.	Collateralized money invested	KRW 2,163	Templeton hana asset management Co. Ltd
		Guarantees for supplemental funding (*1)	—
Korea Midland Power Co., Ltd.	Saemangeum Sebit Power Plant Co., Ltd.	Collateralized money invested	KRW 26,936	Kookmin Bank and others
Korea Midland Power Co., Ltd.	Yeomsubong Wind Power Co., Ltd.	Collateralized money invested	KRW 1,006	Korea Development Bank
		Guarantees for supplemental funding (*1)	—	Korea Development Bank
Korea South-East Power Co., Ltd.	Dayone Energy Co., Ltd.	Collateralized money invested (*3)	—	IBK
		Guarantees for supplemental funding and others (*1,4)	KRW 76,800	NH investment & securities Co., Ltd. and others
Korea South-East Power Co., Ltd.	RES Technology AD	Collateralized money invested	KRW 14,829	UniCredit Bulbank and others
Korea South-East Power Co., Ltd.	ASM-BG Investicii AD	Collateralized money invested	KRW 13,566	UniCredit Bulbank and others
Korea South-East Power Co., Ltd.	Expressway Solar-light Power Generation Co., Ltd.	Collateralized money invested	KRW 4,478	Woori Bank
Korea South-East Power Co., Ltd.	Goseong Green Power Co., Ltd.	Collateralized money invested	KRW 310,282	Kyobo Life Insurance Co., Ltd. and others
Korea South-East Power Co., Ltd.	Gangneung Eco Power Co., Ltd.	Collateralized money invested	KRW 280,285	Kyobo Life Insurance Co., Ltd. and others
Korea South-East Power Co., Ltd.	PND Solar Co., Ltd.	Collateralized money invested	KRW 1,314	IBK
Korea South-East Power Co., Ltd.	Hyundai Eco Energy Co., Ltd.	Collateralized money invested	KRW 7,247	Samsung Life Insurance and others
Korea South-East Power Co., Ltd.	Jaeun Resident Wind Power Plant Co., Ltd.	Collateralized money invested	KRW 2,192	IBK
Korea South-East Power Co., Ltd.	Chungsongmeon BongSan wind power Co., Ltd.	Collateralized money invested	KRW 2,637	Kyobo Life Insurance Co.,Ltd. and others
Korea South-East Power Co., Ltd.	Yeongam Solar Power Co., Ltd.	Collateralized money invested	KRW 9,301	Kookmin Bank and others
Korea South-East Power Co., Ltd.	Samsu Wind Power Co., Ltd.	Collateralized money invested	KRW 3,058	Shinhan Bank and others
Korea South-East Power Co., Ltd.	Saemangeum Heemang Photovoltaic Co., Ltd.	Collateralized money invested	KRW 14,285	Woori Bank and others
Korea South-East Power Co., Ltd.	Nepal Water & Energy Development Company Private Limited	Collateralized money invested	USD 97,105	International Finance Corporation and others
		Business reserve payment guarantee	USD 33,333
Korea Hydro & Nuclear Power Co., Ltd.	Noeul Green Energy Co., Ltd.	Collateralized money invested	—	Hana Bank and others
Korea Hydro & Nuclear Power Co., Ltd.	Busan Green Energy Co., Ltd.	Collateralized money invested	KRW 3,075	Shinhan Bank and others
Korea Hydro & Nuclear Power Co., Ltd.	Go deok Clean Energy Co., Ltd.	Collateralized money invested	KRW 3,731	Kookmin Bank and others
Korea Hydro & Nuclear Power Co., Ltd.	Cheong-Song Noraesan Wind Power Co., Ltd.	Collateralized money invested	KRW 3,548	Woori Bank and others
Korea Hydro & Nuclear Power Co., Ltd.	Gwangyang Green Energy Co., Ltd.	Collateralized money invested	KRW 24,931	Shinhan Bank and others
Korea Hydro & Nuclear Power Co., Ltd.	Gangneung Sacheon Fuel Cell Co., Ltd.	Collateralized money invested	KRW 3,942	Hana Bank and others
Korea Hydro & Nuclear Power Co., Ltd.	Chuncheon Green Energy Co., Ltd.	Collateralized money invested	KRW 8,931	Hana Bank and others
Korea Hydro & Nuclear Power Co., Ltd.	Yangyang Suri Wind Power Co., Ltd.	Collateralized money invested	KRW 10,021	Kookmin Bank and others

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

June 30, 2023 and 2022 (Unaudited)

46.	Related Parties, Continued

(7)	Guarantees provided to related parties as of June 30, 2023 are as follows, continued:

(*1)	The Group guarantees to provide supplemental funding for business with respect to excessive business expenses or insufficient repayment of borrowings.
(*2)

Controlling and non-controlling common shareholders of Samcheok Eco Materials Co., Ltd. have pre-emption rights, if preferred shareholders intend to sell their shares until December 26, 2023. The promised yield of the preferred stock is guaranteed through the transaction. As of June 30, 2023, the Group has recognized derivative liabilities of ~~W~~6,760 million related to the guarantee. Meanwhile, the Group is under an agreement with Samcheok Eco Materials Co., Ltd. that if a damage incurs related to the fulfillment of obligations pursuant to the mandatory contract of coal ash supply, compensation for the expected amount of the damage should be settled.

(*3)

The Group recognized an impairment loss on all of the equity securities of Dayone Energy Co., Ltd. before the prior year, and the acquisition cost of the securities provided as collateral is ~~W~~47,067 million.

(*4)

Pursuant to the guarantee agreement, the Group recognized other provisions of ~~W~~6,712 million as the possibility of economic benefit outflow to fulfill the obligation was deemed probable and the amount could be reasonably estimated.

(*5)	The common stocks of Dongducheon Dream Power Co., Ltd. held by the Group were pledged as collateral.
(*6)	The Group provided a payment guarantee to Daehan Wind Power PSC for opening L/C for Debt Service Reserve Account (DSRA).
(*7)	This includes a guarantee related to L/C for debt repayment allowance provided to DE Energia SpA, a joint venture of the Group.
(*8)

The Group recognized an impairment loss on all of the equity securities of Naepo Green Energy Co., Ltd. before the prior year, and the acquisition cost of the securities provided as collateral is ~~W~~29,200 million.

(*9)	The credit limits of guarantees to RE Holiday Holdings LLC include the credit limits of guarantees to their subsidiaries.
(*10)

The Group, together with other shareholders, has provided a guarantee for the project financing of Pulau Indah Power Plant Sdn. Bhd., by establishing the right of pledge on the shares of Pulau Indah Power Plant Sdn. Bhd.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

June 30, 2023 and 2022 (Unaudited)

46.	Related Parties, Continued

(8)	Guarantees received from related parties as of June 30, 2023 are as follows:

In millions of won
Primary Guarantor	Type of guarantees	Credit limit
KAPES, Inc.	Performance guarantees	~~W~~	17,225
	Defect guarantees		2,532

(9)	Derivatives transactions with related parties as of June 30, 2023 are as follows:

(i) Currency Swap

In millions of won and thousands of foreign currencies except contract exchange rate information
		Contract amounts			Contract interest rate per annum		Contract exchange
							rate
Counterparty	Contract year	Pay		Receive	Pay	Receive	(in won)
Korea Development Bank	2019~2024	~~W~~	177,600	USD 150,000	1.24%	2.50%	~~W~~	1,184.00
	2020~2025		241,320	USD 200,000	0.54%	1.13%		1,206.60
	2021~2026		118,170	USD 100,000	1.11%	1.13%		1,181.70
	2015~2025		111,190	USD 100,000	2.62%	3.25%		1,111.90
	2017~2027		111,610	USD 100,000	2.31%	3.13%		1,116.10
	2018~2028		108,600	HKD 800,000	2.69%	3.35%		135.75
	2018~2023		170,280	USD 150,000	2.15%	3.75%		1,135.20
	2019~2027		119,978	CHF 100,000	1.43%	0.05%		1,199.78
	2021~2026		111,400	USD 100,000	0.93%	1.25%		1,114.00
	2022~2027		262,000	USD 200,000	3.63%	4.25%		1,310.00
	2020~2026		118,910	USD 100,000	0.61%	1.00%		1,189.10
	2021~2026		114,230	USD 100,000	1.27%	1.25%		1,142.30
	2022~2027		123,710	USD 100,000	3.41%	3.63%		1,237.10
	2022~2025		128,560	USD 100,000	3.37%	4.13%		1,285.60
	2018~2023		169,335	USD 150,000	2.26%	3.88%		1,128.90
	2020~2025		122,780	USD 100,000	0.93%	1.75%		1,227.80
	2022~2025		252,360	USD 200,000	2.83%	3.60%		1,261.80
	2022~2026		283,820	USD 200,000	4.67%	5.38%		1,419.10
	2022~2028		283,820	USD 200,000	5.12%	5.50%		1,419.10

(ii) Currency forward

In millions of won and thousands of USD
			Contract amounts			Contract
						exchange rate
Counterparty	Contract date	Maturity date	Pay		Receive	(in won)
Korea Development Bank	2023.05.30	2023.07.04	~~W~~	13,192	USD 10,000	~~W~~	1,319.20
	2023.06.12	2023.10.26		7,687	USD 6,000		1,281.10
	2023.06.29	2023.09.25		13,074	USD 10,000		1,307.35

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

June 30, 2023 and 2022 (Unaudited)

46.	Related Parties, Continued

(10)

The Group considers all standing directors of the Board who serve as executive officers responsible for planning, operations and/or control of business activities, as key management personnel, except a standing director who is a member of the Audit Committee. The Group recorded salaries and other compensations related to the key management personnel as follows:

In millions of won	June 30, 2023			June 30, 2022
Type	Three-month period ended		Six-month period ended	Three-month period ended	Six-month period ended
Salaries	~~W~~	235	459	329	561
Retirement benefits		10	25	13	21

	~~W~~	245	484	342	582

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

June 30, 2023 and 2022 (Unaudited)

47.	Statement of Cash Flows

(1)	Significant non-cash transactions for the six-month periods ended June 30, 2023 and 2022 are as follows:

In millions of won
Transactions	June 30, 2023		June 30, 2022
Transfer from construction-in-progress to other assets	~~W~~	4,100,449	3,351,912
Recognition of asset retirement cost and related provision for decommissioning costs		161,186	151,272
Transfer from provision for disposal of used nuclear fuel to accrued expenses		236,713	136,859
Transfer from long-term borrowings and debt securities to current portion of long-term borrowings and debt securities		11,246,004	7,056,890
Transfer from inventory to stored nuclear fuel		415,448	297,354
Recognition of right-of-use assets and other		137,265	94,849

(2)	Changes in liabilities incurred from financing activities for the six-month periods ended June 30, 2023 and 2022 are as follows:

In millions of won	June 30, 2023
				Non-cash changes
	Beginning balance		Cash flows	Increase	Effect of exchange rate fluctuations and others	Ending balance
Borrowings and debt securities	~~W~~	120,605,365	10,236,406	—	591,718	131,433,489
Lease liabilities		4,163,143	(314,740)	127,588	76,070	4,052,061

	~~W~~	124,768,508	9,921,666	127,588	667,788	135,485,550

In millions of won	June 30, 2022
				Non-cash changes
	Beginning balance		Cash flows	Increase	Effect of exchange rate fluctuations and others	Ending balance
Borrowings and debt securities	~~W~~	80,529,513	17,660,538	—	1,087,263	99,277,314
Lease liabilities		4,410,503	(312,338)	91,310	260,650	4,450,125

	~~W~~	84,940,016	17,348,200	91,310	1,347,913	103,727,439

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

June 30, 2023 and 2022 (Unaudited)

48.	Commitments for Expenditure

(1)	The commitments for acquisition of property, plant and equipment as of June 30, 2023 and December 31, 2022 are as follows:

In millions of won	June 30, 2023			December 31, 2022
Contracts	Commitment amounts		Remaining liability balances	Commitment amounts	Remaining liability balances
Purchase of cable (PVC, 1C, 2000SQ) 153,000M and others (Shin-Bupyung-Youngseo)	~~W~~	57,226	417	57,203	12,595
Purchase of cable (PVC, 1C, 2500SQ) 103,374M and others (Bukdangjin-Shin-Tangjung)		51,807	33,437	50,151	37,638
Purchase of GIS (362kV, 6300A, 63kA) 23CB – Youngseo S/S		37,168	15,109	37,168	16,788
Purchase of GIS (362kV, 6300A, 63kA) 27CB – Kwangyang S/S		37,744	140	37,744	140
Purchase of cable (PVC, 1C, 2500SQ) 100,548M and others (Kyungin Construction)		58,271	746	58,269	3,883
Purchase of GIS (362kV, 6300A, 63kA) 25CB – Migeum S/S		35,136	23,811	33,841	25,641
Purchase of cable (PVC, 1C, 2000SQ) 5,862M and others (Baekun-Gwangyanghang)		35,016	703	35,949	3,232
Concrete pole (10M, general purpose, 350KGF) 126,948 ea and five other equipments (unit price contract)		—	—	202,795	95,428
Purchase of GIS (362KV, 6300A, 63KA) Type 19 – Shinyangsan S/S		32,460	5,635	31,834	17,334
Purchase of cable (PVC, 1C, 2500SQ) 57,868M and others (Goduk-Seoansung)		40,937	654	40,937	3,748
Purchase of cable (PVC, 1C, 2000SQ) 87,732M and others (Eulwangboonki)		36,446	1,015	36,155	10,274
Purchase of GIS(362KV,6300A,63KA) Type 18 – Wolsung S/Y		32,090	32,090	32,090	32,090
Purchase of cable (FR CNCO-W,1C,325SQ) 672,300M (unit price contract)		32,918	9,737	31,387	19,213
Purchase of cable (TR CNCE-W,1C,325SQ) 1,342,000M (unit price contract)		93,455	16,089	75,620	40,497
Purchase of cable (TR CNCE-W,1C,600SQ) 377,000M (unit price contract)		78,386	22,044	31,851	17,478
Purchase of cable (TR CNCE-W/AL,1C,400SQ) 2,175,300M (unit price contract)		54,687	3,381	53,064	29,436
System stabilization ESS equipment (Bubuk S/S) Type 1		222,300	158,455	222,300	222,300
System stabilization ESS equipment (Shinnamwon S/S) Type 1		211,500	151,008	211,500	211,500
System stabilization ESS equipment (Yeongcheon S/S) Type 1		73,104	73,104	73,104	73,104
Concrete pole (10M, general purpose, 500KGF) 111,000 ea and four other equipments		72,195	57,146	—	—
Advanced EType low voltage electronic watt-hour meter 1,311,552 ea		36,103	20,553	—	—
System stabilization ESS equipment (Yesan S/S) Type 1		56,403	56,403	—	—
System stabilization ESS equipment (Hamyang S/S) Type 1		35,609	35,609	—	—
Construction of Saeul Units (#3,4)		9,800,424	1,717,313	9,800,424	2,455,673
Construction of Shin-Hanul Units (#1,2) (*)		10,430,999	—	10,327,372	97,889
Construction of Shin-Hanul Units (#3,4)		11,680,360	11,162,173	11,007,232	10,858,828
Other 31 contracts		903,242	352,515	853,941	425,149
Purchase of furnace for construction of Shin-Seocheon thermal power plant		305,209	5,132	305,209	5,132
Purchase of turbine generator for construction of Shin-Seocheon thermal power plant		107,333	6,214	107,333	6,214
Purchase of main machine for Jeju LNG combined		166,287	9	166,287	10,898
Purchase of equipments for the construction project of Boryeong indoor coal storage yard		330,856	290,546	318,197	287,965
Purchase of main machine for Boryeong New Complex Unit 1		281,600	228,053	—	—
Service of designing Taean Units (#9,10)		112,909	12,468	112,909	12,468
Purchase of gas turbine and turbine equipment of Gimpo combined heat & power plant		125,918	23,159	126,302	32,748
Purchase of steam turbine, HRSG and POWER BLOCK of Gimpo combined heat & power plant		221,964	19,422	221,997	38,714
Construction of Gimpo combined heat & power plant		181,798	56,558	181,798	56,558
Purchase of gas turbines, steam turbines, and accessories for Gumi natural gas power plant		197,983	197,983	197,983	197,983
Construction of Gumi natural gas power plant		204,094	202,040	204,094	204,094
Installation of natural gas supply facility at Gumi natural gas power plant		70,620	65,620	70,620	70,620
Purchase of coal handling machine for construction of Samcheok Units (#1,2)		335,956	6,949	299,048	6,687

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

June 30, 2023 and 2022 (Unaudited)

48.	Commitments for Expenditure, Continued

(1)	The commitments for acquisition of property, plant and equipment as of June 30, 2023 and December 31, 2022 are as follows, continued:

In millions of won	June 30, 2023		December 31, 2022
Contracts	Commitment amounts	Remaining liability balances	Commitment amounts	Remaining liability balances
Purchase of main equipment for Namjeju	140,144	3	140,144	3
Purchase of main equipment for Shin-Sejong combined thermal power plant	257,831	24,169	234,392	32,472
Purchase of Hadong thermal power indoor carboniferous plant	180,923	77,237	162,814	105,504
Purchase of phase 2 power generation facility for Yeongwol fuel cells	94,710	33,359	86,100	30,527
Purchase of fuel cell power generation facilities for the fifth stage of Shinincheon headquarters	90,156	50,459	81,960	81,960

(*)	As of June 30, 2023, the amount of budget for the contract includes the value of Shin-Hanul Unit #1 construction of which has completed during the year ended December 31, 2022.

(2)	As of June 30, 2023, details of contracts for inventory purchase commitment are as follows:

The Group imports all of its uranium ore concentrates from sources outside Korea (including the United States, United Kingdom, Kazakhstan, France, Russia, South Africa, Canada and Australia) which are paid for with currencies other than Won, primarily in U.S. dollars. In order to ensure stable supply, the Group entered into long-term and medium-term contracts with various suppliers, and supplements such supplies with purchases of fuels on spot markets. The long-term and medium-term contract periods vary among contractors and the stages of fuel manufacturing process. Contract prices for processing of uranium are generally based on market prices. Contract periods for ore concentrates, conversion, enrichment and design and fabrication are as follows:

Type	Periods	Contracted quantity
Concentrate	2023 ~ 2033	21,400 Ton U3O8
Conversion	2023 ~ 2030	16,300 Ton U
Enrichment	2023 ~ 2032	18,893 Ton SWU

In addition, the contracted quantity of the molded uranium between Korea Hydro & Nuclear Power Co., Ltd. and KEPCO Nuclear Fuel Co., Ltd., which are subsidiaries of the Group, is 1,285 Ton U (contract periods : 2014 ~ 2026).

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

June 30, 2023 and 2022 (Unaudited)

49.	Contingencies and Commitments

(1)	Ongoing litigations and claims related with contingent liabilities and contingent assets as of June 30, 2023 and December 31, 2022 are as follows:

In millions of won	June 30, 2023		December 31, 2022
	Number of cases	Claim amount	Number of cases	Claim amount
As the defendant	678	~~W~~ 972,627	653	~~W~~	981,878
As the plaintiff	256	575,472	238		599,809

As of June 30, 2023, there are 6 ongoing litigations and 1 arbitration case between consolidated entities.

1)	The Group is the defendant against a number of claims. The following is ongoing claim pertaining to the Group which can potentially be significant:

There are multiple ongoing claims against the Group related to ordinary wages, requesting payment of unpaid wages. The Group believes that the possibility of the outflow of economic benefits is probable on the ongoing and the expected lawsuits. Accordingly, the Group recognized ~~W~~40,081 million as litigation provisions in relation to the lawsuit as of June 30, 2023.

2)

In addition to the abovementioned significant ongoing claims, there are 24 arbitration cases pertaining to the Group as of June 30, 2023 and the significant arbitration cases for the six-month period ended June 30, 2023 are as follows:

i)

In relation to the electric power IT modernization project in Kerala, India, Enzen, a subcontractor, filed an arbitration against the Group to the Indian Council of Arbitration due to disagreements in the contract, but the Group has not recognized any provision because the amount and timing of economic benefit outflow cannot be reasonably estimated.

ii)

During the year ended December 31, 2022, the Group filed an arbitration application with Daehan Heavy Electric Machinery Co., Ltd. and Jooshin Engineering Co., Ltd. on September 15, 2022 to Korean Commercial Arbitration Board due to a disagreement on the share ratio of the compensation amount. As of the June 30, 2023, the Group cannot reasonably estimate whether the inflow of economic benefits is probable as a result of the arbitration.

iii)

During the year ended December 31, 2022, the Group filed an arbitration application with Westinghouse Electric Company LLC to Korean Commercial Arbitration Board, requesting to confirm whether the Group is subject to nuclear power plant export control procedures or not. As of the June 30, 2023, the Group has not recognized any provision because the amount and timing of economic benefit outflow cannot be reasonably estimated.

iv)

During the six-month period ended June 30, 2023, Hitachi Energy Sweden filed an arbitration against the Group regarding the request for additional payment due to the capacity increase of some facilities and the withdrawal of liquidated damage in connection with the Shin Young-ju and Shin Jecheon substation TCSC construction projects. The Group has not recognized any provision because the amount and timing of economic benefit outflow cannot be reasonably estimated.

v)

During the six-month period ended June 30, 2023, the Group filed a commercial arbitration to request payment of expenses such as monitoring vessel operating expenses for the Jindo-Jeju high-voltage direct current (HVDC) connection project contract, but has not recognized any provision because the amount and timing of economic benefit outflow cannot be reasonably estimated.

vi)

During the six-month period ended June 30, 2023, the Group filed an arbitration application to Korean Commercial Arbitration Board in relation to the insufficient operation performance of the Sinseongnam Substation (345kV) STATCOM (reactive power compensation system for voltage stabilization in metropolitan area), but cannot reasonably estimate whether the inflow of economic benefits is probable as a result of the arbitration.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

June 30, 2023 and 2022 (Unaudited)

49.	Contingencies and Commitments, Continued

(2)	Guarantees of payments and commitments provided to other companies as of June 30, 2023 are as follows:

1)

The Group has outstanding borrowings with a limit of USD 275,600 thousand from its creditors such as International Finance Corporation. Regarding the borrowing contract, the Group has guaranteed capital contribution of USD 69,808 thousand and additional contribution up to USD 19,000 thousand for contingencies, if any. Moreover, for one of the electricity purchasers, Central Power Purchasing Agency Guarantee Ltd., the Group has provided payment guarantee up to USD 2,777 thousand, in case of construction delay or insufficient contract volume after commencement of the construction.

2)

The Group has provided the Export-Import Bank of Korea, BNP Paribas and ING Bank with the guarantees of mutual investment of USD 5,947 thousand, which is equivalent to the ownership interest of PT BS Energy and PT Nusantara Hydro Alam, in order to guarantee the expenses related to hydroelectric power business of Tanggamus, Indonesia.

3)

The Group has provided the syndicate of lenders of PT Indo Raya Tenaga, the business corporation of PT Barito Wahana Tenaga, a guarantee by establishing the right of pledge on the shares of PT Barito Wahana Tenaga for project financing of PT Barito Wahana Tenaga as of June 30, 2023.

4)	The Group has provided Axia Power Holdings B.V. and others a performance guarantee up to USD 54,000 thousand for the implementation of Cirebon thermal power generation project in Indonesia.

5)	The Group has provided PT Perusahaan Listrik Negara a performance guarantee up to IDR 35,588,165 thousand for the implementation of Tanjung Jati power plant operation project in Indonesia.

6)	The Group has provided USD 5,271 thousand for a debt guarantee to SMBC, to guarantee the payment of debt in relation to hydroelectric power business of Wampu, Indonesia.

7)

The Group has provided USD 30,000 thousand for a performance guarantee to Morgan Stanley Capital Group Inc., to guarantee the electricity purchase contract in relation to photovoltaic power generation project in USA.

8)

The Group has provided RBC Community Investments Impact Renewables HoldCo-1, LLC. a performance guarantee regarding weatherization in relation with tax investors up to USD 3,000 thousand for the of the power plant construction for Concho Valley solar power project in the United States.

9)	The Group has provided USD 54,000 thousand for a performance guarantee to PT. Cirebon Electro Power, to guarantee the Cirebon coal-fired power plant operation and maintenance project in Indonesia.

10)

Nonghyup Bank is providing a payment guarantee of USD 4,758 thousand to Mizuho Bank, Ltd., a third party, for the guarantee of debt repayment reserves of PT Cirebon Electric Power’s Indonesia Cirebon power plant project.

11)	The Group has provided Morgan Stanley Renewables Inc. a guarantee up to USD 70,000 thousand for the fulfillment of subscription obligation regarding photovoltaic power generation project in USA.

12)

The Group has provided EUR 10,000 thousand for a performance guarantee to Skandinaviska Enskilda Banken AB (publ) Frankfurt Branch through Kookmin Bank, to guarantee the opening of VAT payment loan account for Guba Buget wind power project in Sweden.

13)

The Group has provided EUR 5,022 thousand for a performance guarantee to Microsoft through Kookmin Bank, to guarantee the implementation of the power plant construction for Guba Buget wind power project in Sweden.

14)

The Group has provided EUR 9,980 thousand of a performance guarantee to Ellevio through Shinhan Bank, to guarantee the performance of the electric power transmission equipment connection construction for Guba Buget wind power project in Sweden.

15)	The Group has provided Kookmin Bank a debt guarantee up to USD 40,000 thousand to guarantee Equity Bridge Loan for Concho Valley solar business in the United States.

16)	The Group has provided Van Phong Power Company Ltd. a performance guarantee up to USD 5,000 thousand for the operation maintenance project in Van Phong, Vietnam.

17)

As of June 30, 2023, Gunsan Land Solar Co., Ltd., a joint venture of the Group, has built and is operating a 99 MW photovoltaic power generation facility in the public water reclamation area in Osikdo-dong, Gunsan-si, Jeollabuk-do. The Group is obligated to ensure that Gunsan Land Solar Co., Ltd. can finance up to 80% of the total project cost with investments from citizen and provide a 7% return on the citizen who invested after the construction period is over according to the Shareholders’ agreement. In addition, when the investment from citizen fails to reach the target percentage of 80% and additional debts are collected for fulfill the target percentage, the Group is obligated to provide Gunsan-si the amount of 7% return on uncollected citizen investments estimated to be collected less the amount of additional debts collected instead.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

June 30, 2023 and 2022 (Unaudited)

49.	Contingencies and Commitments, Continued

(3)	Credit lines provided by financial institutions as of June 30, 2023 are as follows:

In millions of won and thousands of foreign currencies

Commitments	Financial institutions	Currency	Credit limit
Commitments on Bank-overdraft	Nonghyup Bank and others	KRW	1,910,500
Limit amount available for CP	Hana Bank and others	KRW	5,300,000
General Loan, etc.	Hana Bank and others	KRW	3,000,000
Limit amount available for card	Hana Bank and others	KRW	47,424
	Banco de Oro	PHP	5,000
Loan limit	Korea Development Bank and others	KRW	2,189,495
	DBS Bank and others	USD	1,395,000
Certification of payment on payables from foreign country	Nonghyup Bank	USD	8,700
Certification of payment on L/C	Credit Agricole and others	USD	1,248,992
	Kookmin Bank and others	EUR	25,002
	Shinhan Bank	JPY	481,785
Certification of Performance guarantee on contract	Hana Bank and others	KRW	121,982
	First Abu Dhabi Bank and others	USD	1,000,584
	Korea Development Bank and others	JPY	620,000
	Hana Bank	EUR	3,965
	Hana Bank	INR	44,872
	Hana Bank	OMR	6,250
	Hana Bank	SAR	1,551
Certification of bidding	Hana Bank	USD	5,200
	Export-Import Bank of Korea	EUR	10,000
Advance payment bond, Warranty bond, Retention bond and others	Seoul Guarantee Insurance	KRW	63,455
	Hana Bank and others	USD	775,242
	Hana Bank and others	MXN	21,597
Others	Nonghyup Bank and others	KRW	262,571
	Nonghyup Bank and others	USD	269,631
	Standard Chartered	AED	50
	Shinhan Bank	SAR	3,000
Secured loan of credit sales	Nonghyup Bank and others	KRW	296,000
Inclusive credit	Hana Bank	KRW	8,000
	Kookmin Bank and others	USD	135,000
Equity Bridge Loan Guarantee	Export-Import Bank of Korea and others	USD	1,635,355
Trade finance	Export-Import Bank of Korea and others	USD	970,000

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

June 30, 2023 and 2022 (Unaudited)

49.	Contingencies and Commitments, Continued

(4)	As of June 30, 2023, promissory notes and assets provided as collaterals or pledges to financial institutions by the Group are follows:

In millions of won and thousands of foreign currencies
Obligor	Creditor	Assets provided as security	Currency	Amount	Description
Mira Power Limited	International Finance Corporation and others	Property, plant and equipment and others	USD	275,600	Collateral for borrowings (*1)
Tamra Offshore Wind Power Co., Ltd.	Kyobo Life Insurance Co., Ltd. and others	Property, plant and equipment and others	KRW	171,600	Collateral for borrowings (*2)
Gyeonggi Green Energy Co., Ltd.	Korea Development Bank and others	Cash and cash equivalents and others	KRW	327,080	Collateral for borrowings (*2)
Commerce and Industry Energy Co., Ltd.	IBK and others	Property, plant and equipment and others	KRW	110,500	Collateral for borrowings (*2)
Jeongam Wind Power Co., Ltd.	KDB Capital Corporation and others	Cash and cash equivalents and others	KRW	235,809	Collateral for borrowings (*2)
Gyeongju Wind Power Co., Ltd.	Shinhan Bank and others	Property, plant and equipment and others	KRW	68,400	Collateral for borrowings (*2)
Korea Offshore Wind Power Co., Ltd.	Woori Bank and others	Property, plant and equipment and others	KRW	293,400	Collateral for borrowings (*2)
Qatrana Electric Power Company	The Islamic Development Bank and others	Finance lease receivable and property, plant and equipment and others	JOD	136,623	Collateral for borrowings (*1)
KST Electric Power Company, S.A.P.I. de C.V.	Export–Import Bank of Korea and others	Finance lease receivable and property, plant and equipment and others	USD	401,277	Collateral for debt securities (*1)
Incheon Fuel Cell Co., Ltd.	Kookmin Bank and others	Cash and cash equivalents and others	KRW	276,960	Collateral for borrowings (*2)
K-SOLAR SHINAN Co., Ltd.	Kyobo Life Insurance Co., Ltd. and others	Property, plant and equipment and others	KRW	329,736	Collateral for borrowings (*2)
KOSPO Youngnam Power Co., Ltd.	Shinhan Bank and others	Cash and cash equivalents and others	KRW	744,120	Collateral for borrowings (*2)
Jeju Hanlim Offshore Wind Co., Ltd.	Kookmin Bank and others	Property, plant and equipment and others	KRW	1,800	Collateral for borrowings (*2)
Western Power Changgi Solar Co., Ltd.	Samsung Life Insurance and others	Property, plant and equipment and others	KRW	58,500	Collateral for borrowings (*2)
J Wind First, LLC	Woori Bank	Trade receivable and others	KRW	55,000	Collateral for borrowings (*2)

(*1)	This is based on the amount of loan commitment limit.
(*2)	As of June 30, 2023, the Group has established guarantees for pledge for transfer of rights of long-term borrowings, pledge for insurance claims, pledge for shares, etc.

The Group has ~~W~~1,197 million of project loans from the Korea Energy Agency as of June 30, 2023. The Group has provided a promissory note as a repayment guarantee.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

June 30, 2023 and 2022 (Unaudited)

49.	Contingencies and Commitments, Continued

(5)

The Group temporarily suspended operations of the Gangneung hydroelectric generating plant, with a carrying amount of ~~W~~65,093 million as of June 30, 2023, to improve the quality of water used in generating electricity. The expenses related to the suspension of operations of ~~W~~739 million and depreciation on the idle assets of ~~W~~1,830 million are recorded in other expenses for the six-month period ended June 30, 2023. Regarding the improvement of water quality, the results of damages compensation for the local residents cannot be reasonably estimated, and the Group is in negotiations with Gangneung City and related stakeholders to restart the Gangneung hydroelectric generating plant as of June 30, 2023.

(6)

Due to the Korean government’s announcement of suspension of operation in the Gaeseong Industrial District, it is uncertain if the Group can exercise the property rights for the Group’s facility in the Gaeseong Industrial District as of June 30, 2023. The book value of facility is ~~W~~12,558 million and trade receivables related to the companies residing in Gaeseong industrial complex had been fully written-off. The outcome of this event cannot be reasonably estimated as of June 30, 2023.

(7)	As of June 30, 2023, the Group owns land at 6171-1 Nuri-ri, Yeongi-myeon, Sejong Special Self-Governing City as PP&E with limited ownership, and its book value is ~~W~~64,371 million.

(8)

In connection with the electric power IT modernization project in Kerala, India, negotiations are underway due to disagreements in the contract regarding the existence and the scope of a warranty obligation. However, the Group has not recognized any provision because the amount and timing of economic benefit outflow cannot be reasonably estimated as of June 30, 2023.

(9)

The Korea Institute of Energy Technology(KENTECH) was established in April, 2020, in accordance with the ”Basic plan for the establishment of KENTECH (July, 2019)”. By the special law to create KENTECH, the Group, government, and local government may contribute to the fund. The Group will decide whether to contribute to the fund on a board resolution after consulting with relevant organizations considering its financial situation by year.

(10)

The ongoing armed conflict in Ukraine started in February 2022 and relevant sanctions against Russia imposed by the international community can impact not only sanctioned entities but also the entities doing business directly or indirectly with Ukraine or Russia and the entities exposed directly or indirectly to industries or economy of Russia or Ukraine. The Group cannot make reasonable estimation of the financial impact of the recent conflict in Ukraine on the future events.

(11)

The Organization for Economic Co-operation and Development (OECD)/G20 Inclusive Framework on Base Erosion and Profit Shifting (BEPS) addresses the tax challenges arising from the digitalization of the global economy. Global Minimum Tax (Pillar Two) were released and they apply to Multinational Enterprises (MNEs) with revenue in excess of EUR 750 million per their consolidated financial statements. National Assembly of South Korea passed the new Global Minimum Tax rules to align with the OECD BEPS Pillar Two in December 2022. The regulation will be included in the Adjustment of International Taxes Act and will be effective for fiscal years beginning on or after January 1, 2024. However, the Enforcement Decrees that provide further detail on the application of the legislation is only expected to be finalized later in 2023. In South Korea, Pillar Two legislation is not yet considered substantively enacted as of June 30, 2023 for KIFRS 1012 purposes. The Group therefore has not recognized any tax effect arising from the Global Minimum Tax in its consolidated financial statements as of and for the six-month period ended June 30, 2023.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

June 30, 2023 and 2022 (Unaudited)

50.	Subsequent Events

(1)	Subsequent to June 30, 2023, KEPCO borrowed short-term and long-term borrowings for the purposes of operation as follows:

In millions of won
Company	Type	Issue date	Maturity	Interest rate (%)	Amount
Korea Electric Power Corporation	Short-term borrowings	2023.07.04	2024.07.04	3M CD+1.04	~~W~~500,000
	Short-term borrowings	2023.07.04	2024.07.04	3M CD+1.09	500,000
	Long-term borrowings (CP) (*)	2023.07.12	2028.07.12	3M CD+0.70	200,000
	Long-term borrowings (CP) (*)	2023.08.11	2028.08.11	3M CD+0.63	100,000

(*)	The maturity of mid- and long-term commercial papers (CP) corresponds to the contract period of the CP agreement.

(2)

Subsequent to June 30, 2023, KEPCO and its subsidiaries including Korea Hydro & Nuclear Power Co., Ltd., Korea Midland Power Co., Ltd., Korea Western Power Co., Ltd., and Korea East-West Power Co., Ltd. issued corporate bonds for the purposes of operation and others as follows:

In millions of won and thousands of foreign currencies
Company	Type	Issue date	Maturity	Interest rate (%)	Amount
Korea Electric Power Corporation	FY23 #14 Global bond	2023.07.31	2026.07.31	5.38	USD 1,000,000
Korea Hydro & Nuclear Power Co., Ltd.	#12 Global bond	2023.07.18	2028.07.18	5.00	USD 500,000
Korea Midland Power Co., Ltd.	#72-1 Corporate bond	2023.07.06	2025.07.06	4.11	KRW 70,000
	#72-2 Corporate bond	2023.07.06	2028.07.06	4.11	KRW 30,000
Korea Western Power Co., Ltd.	#59-1 Corporate bond	2023.07.19	2024.07.19	3.96	KRW 110,000
	#59-2 Corporate bond	2023.07.19	2026.07.19	4.02	KRW 20,000
	#59-3 Corporate bond	2023.07.19	2043.07.19	4.15	KRW 40,000
Korea East-West Power Co., Ltd.	#23-1 Foreign currency bond	2023.07.12	2028.07.12	4.88	USD 350,000

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Interim Consolidated Financial Statements, Continued

June 30, 2023 and 2022 (Unaudited)

51.	Adjusted Operating Loss

The operating profit (loss) in the Group’s consolidated statements of comprehensive income (loss) prepared in accordance with KIFRS included in this report differs from that in its consolidated statements of comprehensive income (loss) prepared in accordance with IFRS as issued by IASB. The table below sets forth a reconciliation of the Group’s results from operating activities as presented in the Group’s interim consolidated statements of comprehensive income (loss) prepared in accordance with KIFRS for each of the three and six-month periods ended June 30, 2023 and 2022 to the operating profit or loss as presented in the Group’s interim consolidated statements of comprehensive income (loss) prepared in accordance with IFRS as issued by IASB for each of the corresponding periods.

In millions of won	June 30, 2023			June 30, 2022
	Three-month period ended		Six-month period ended	Three-month period ended	Six-month period ended
Operating loss on the interim consolidated statements of comprehensive income (loss)	~~W~~	(2,272,398)	(8,449,957)	(6,516,348)	(14,303,270)
Add
Other income
Reversal of other provisions		12,747	23,333	1,915	4,271
Gains on government grants		72	132	70	145
Gains on assets contributed		13,772	15,794	104	255
Gains on liabilities exempted		573	675	1,002	1,160
Compensation and reparations revenue		16,603	35,550	14,801	30,476
Revenue from research contracts		1,414	2,130	4,411	6,237
Rental income		55,923	107,758	51,918	102,740
Others		33,880	39,348	24,685	28,910
Other gains
Gains on disposal of property, plant and equipment		7,127	13,694	70,935	77,975
Gains on disposal of intangible assets		—	—	132	132
Gains on foreign currency translation		—	12,226	22,684	34,169
Gains on foreign currency transactions		19,410	67,344	25,023	37,121
Gains on insurance proceeds		—	—	5,154	5,154
Others		67,079	168,848	89,248	145,544
Deduct
Other expenses
Compensation and indemnification expense		(3)	(3)	(11)	(11)
Accretion expenses of other provisions		(126)	(471)	(119)	(642)
Depreciation expenses on investment properties		(124)	(247)	(125)	(226)
Depreciation expenses on idle assets		(916)	(1,830)	(917)	(1,807)
Other bad debt expense		(5,966)	(8,584)	(3,225)	(5,632)
Donations		(91,295)	(101,424)	(20,487)	(30,000)
Others		(9,959)	(16,900)	(16,678)	(52,487)
Other losses
Losses on disposal of property, plant and equipment		(22,853)	(34,157)	(21,794)	(51,770)
Losses on disposal of intangible assets		(13)	(70)	(20)	(39)
Impairment loss on property, plant and equipment		(4,146)	(6,167)	—	—
Impairment loss on intangible assets		—	(283)	(14)	(14)
Losses on foreign currency translation		(5,437)	(10,364)	(23,489)	(26,336)
Losses on foreign currency transactions		(27,402)	(101,806)	(62,162)	(88,124)
Others		(44,091)	(106,327)	(45,719)	(83,681)

Adjusted operating loss	~~W~~	(2,256,129)	(8,351,758)	(6,399,026)	(14,169,750)